07026106

DANISCO

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Commission File No. 82-3158

Danisco USA Inc.
565 Taxter Road, Suite 590
Elmsford
New York 10523-2300
USA
Tel +1 800 255 6837
Tel +1 913 764 8100
Fax +1 914 592 1417
www.danisco.com

August 21, 2007

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

SUPPL

SEC MAIL PROCESSING RECEIVED AUG 21 2007 WASH, D.C. 182 SECTION

Re: Danisco A/S
Commission File No. 82-3158

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b)(1)(iii), Danisco A/S hereby submits to the Commission the following information which Danisco has (A) made public pursuant to the laws of Denmark, (B) filed with the Copenhagen Stock Exchange, or (C) distributed to its security holders since its last such submission to the Commission, under cover of a letter dated May 16, 2007.

A schedule of the documents referred to above is attached hereto.

Kindly acknowledge receipt of this submission by stamping the enclosed dated copy of this letter and returning it in the envelope also enclosed.

PROCESSED
AUG 24 2007
THOMSON FINANCIAL

Very truly yours,

Eileen Gill
General Counsel, Danisco USA

Enclosures

cc: Peter Flägel, Esq.

DLW 8/22

DUSNLEG-07/06

Commission File No. 82-3158
Danisco A/S Submission
August 21, 2007

Number	Date of Publication	Title of Document	Press Release	Made Public under Danish Law	Filed w/Copenhagen Stock Exchange	Distribution to the Securities Holders
A.		**PRESS RELEASES**				
1	5/29/07	Danisco Ice Cream concept: Go Bananas	X			X
2	6/1/07	Announcement on the total number of voting rights and total share capital of the company	X	X	Notice No. 9/2007	X
3	6/12/07	New-generation phytase increases feed cost savings	X			X
4	6/19/07	Danisco ice cream concept: Cheese Ice Cream with Honey	X			X
5	6/20/07	Genencor introduces a greener, more efficient enzyme for ethanol production	X			X
6	6/20/07	FY results announcement	X	X	Notice No.10/2007	X
7	6/29/07	Danisco turns soya desserts into superb dairy alternatives	X			X
8	7/2/07	Share Buyback initiated-divestment of Flavours implemented	X	X	Notice No.11/2007	X
9	7/9/07	Share Buyback in Danisco A/S	X	X	Notice No.12/2007	X
10	7/10/07	More meat from wheat	X			X
11	7/12/07	Danisco counters rising commodity prices	X			X
12	7/16/07	Share buyback in Danisco A/S	X	X	Notice No.13/2007	X
13	7/20/07	Danisco Breaks Ground on Plant Expansion in Madison, USA	X			X

Number	Date of Publication	Title of Document	Press Release	Made Public under Danish Law	Filed w/Copenhagen Stock Exchange	Distribution to the Securities Holders
14	7/23/07	Share buyback in Danisco A/S	X	X	Notice No.14/2007	X
15	7/30/07	Share buyback in Danisco A/S	X	X	Notice No.15/2007	X
16	8/2/07	Warrant Program: Issue of new shares	X	X	Notice No 16/2007	X
17	8/6/07	Share buyback in Danisco A/S	X	X	Notice No.17/2007	X
18	8/16/07	Positive Outlook for Danisco's sugar production	X			X
19	n/a	Danisco Annual report 2006/07	X	X		X
20	n/a	Danisco Sustainability Report 2006/07	X			X
B.		**NOTICES TO THE STOCK EXCHANGE**				
1	6/1/07	Announcement on the total number of voting rights and total share capital of the company		X	Notice No. 9/2007	X
2	6/20/07	FY results announcement		X	Notice No.10/2007	X
3	7/2/07	Share Buyback initiated-divestment of Flavours implemented		X	Notice No.11/2007	X
4	7/9/07	Share Buyback in Danisco A/S		X	Notice No.12/2007	X
5	7/16/07	Share buyback in Danisco A/S		X	Notice No.13/2007	X
6	7/23/07	Share buyback in Danisco A/S		X	Notice No.14/2007	X

Number	Date of Publication	Title of Document	Press Release	Made Public under Danish Law	Filed w/Copenhagen Stock Exchange	Distribution to the Securities Holders
7	7/30/07	Share buyback in Danisco A/S		X	Notice No.15/2007	X
8	8/2/07	Warrant Program: Issue of new shares		X	Notice No 16/2007	X
9	8/6/07	Share buyback in Danisco A/S		X	Notice No.17/2007	X
C.		**SHAREHOLDERS INFO**				
1	5/29/07	Danisco Ice cream concept: Go Bananas	X			X
2	6/1/07	Announcement on the total number of voting rights and total share capital of the company	X	X	Notice No.9/2007	X
3	6/12/07	New generation phytase increases feed cost savings	X			X
4	6/19/07	Danisco ice cream concept: Cheese Ice Cream with Honey	X			X
5	6/20/07	Genencor introduces a greener, more efficient enzyme for ethanol production	X			X
6	6/20/07	FY results announcement	X	X	Notice No.10/2007	X
7	6/21/07	Report of transactions in Danisco A/S shares and other related financial instruments of managerial staff and connected persons		X		X
8	6/22/07	Report of transactions in Danisco A/S shares and other related financial instruments of managerial staff and connected persons		X		X
9	6/22/07	Report of transactions in Danisco A/S shares and other related financial instruments of managerial staff and connected persons		X		X
10	6/25/07	Report of transactions in Danisco A/S shares and other related financial instruments of managerial staff and connected persons		X		X
11	6/25/07	Report of transactions in Danisco A/S shares and other related financial instruments of managerial staff and connected persons		X		X
12	6/28/07	Report of transactions in Danisco A/S shares and other related financial instruments of managerial staff and connected persons		X		X

Number	Date of Publication	Title of Document	Press Release	Made Public under Danish Law	Filed w/Copenhagen Stock Exchange	Distribution to the Securities Holders
13	6/29/07	Danisco turns soya desserts into superb dairy alternatives	X			X
14	7/2/07	Share Buyback initiated-divestment of Flavours implemented	X	X	Notice No.11/2007	X
15	7/9/07	Share Buyback in Danisco A/S	X	X	Notice No.12/2007	X
16	7/10/07	More meat from wheat	X			X
17	7/12/07	Danisco counters rising commodity prices	X			X
18	7/16/07	Share buyback in Danisco A/S	X	X	Notice No.13/2007	X
19	7/20/07	Danisco Breaks Ground on Plant Expansion in Madison, USA	X			X
20	7/23/07	Share buyback in Danisco A/S	X	X	Notice No.14/2007	X
21	7/30/07	Share buyback in Danisco A/S	X	X	Notice No.15/2007	X
22	8/2/07	Warrant Program: Issue of new shares	X	X	Notice No 16/2007	X
23	8/6/07	Share buyback in Danisco A/S	X	X	Notice No.17/2007	X
24	8/10/07	Danisco's Annual General Meeting		X		X
25	8/16/07	Positive Outlook for Danisco's sugar production	X			X
26	n/a	Danisco Annual report 2006/07	X	X		X
27	n/a	Danisco Sustainability Report 2006/07	X			X
28	n/a	Jobs:PhD Scholarship in dietary effects of cholesterol modifying enzymes				X
29	n/a	Application specialist Cheese (Dangé St Romain France)				X
30	n/a	Application tips				X
31	n/a	Key Figures		X		X

Number	Date of Publication	Title of Document	Press Release	Made Public under Danish Law	Filed w/Copenhagen Stock Exchange	Distribution to the Securities Holders
32	8/20/07	Share Price				X

DANISCO

First you add knowledge...

29 May 2007 - 12:47

Danisco Ice cream concept: Go Bananas

Do you want to surprise your customers with a brand new, yet familiar texture in a frozen dessert?

CREMODAN® Mousse 30 Emulsifier & Stabiliser Systems provides a creamy and extremely smooth sorbet with very slow melting properties. The sorbet mousse also tastes great as a mousse after melting. An excellent idea for the dessert plate where sorbet often looks dull and thin when it starts melting.



The banana flavour and the bright yellow colour combined with a rich cocoa swirl makes the sorbet mousse remind us of the popular chocolate-coated banana marshmallow.

To receive the concept handout in PDF format, samples or more information, contact Danisco. Click here

Danisco's Ice Cream & Frozen Desserts innovation department has a vast knowledge of technical and trend related issues.
Danisco has more than 50 years experience in solving the challenges that ice cream producers meet. Danisco's monthly ice cream concepts help customers identify the key trends within the frozen desserts market.

Printed Monday, 13 August 2007 from
http://www.danisco.com/cms/connect/corporate/investor+relations/investor+news/en/business+updates/2007/businessupdate_131_en.ht

EXECUTIVE BOARD

DANISCO 2.

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Danisco A/S
Langebrogade 1
P.O. Box 17
DK-1001 Copenhagen K
Tel.: +45 3266 2000
Fax: +45 3266 2175
www.danisco.com
info@danisco.com

Notice no. 09/2007

1 June 2007

Announcement on the total number of voting rights and total share capital of the company

In accordance with s. 17 of Executive Order no. 226 of 15 March 2007, governing transitional provisions, Danisco A/S confirms that on 1 June 2007, its total number of voting rights was 48,931,820 and its total share capital was DKK 978,636,400 million.

Yours faithfully

Tom Knutzen
CEO

For further information, please contact:
Investor Relations, Danisco A/S, tel. +45 3266 2912, email: investor@danisco.com
Media Relations, Danisco A/S, tel. +45 3266 2913, email: info@danisco.com

3.

DANISCO

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12 June 2007 - 08:28

New-generation phytase increases feed cost savings

The use of a new-generation phytase produces additional net cost savings in pig and poultry diets of at least US $1.50 (€1.35) per tonne of feed compared with traditional phytase products, generating total savings of approximately $5.00 (€4.50) per tonne of feed, according to new data from Danisco Animal Nutrition.

Since its launch in 2003, the company's novel new-generation microbial phytase, Phyzyme™ XP, has provided superior value in broiler feeds compared with leading competitor phytases, delivering average advantages in feed intake, bodyweight gain and FCR response of 32%, 44% and 65% respectively. This means that it offers much greater potential value for replacing phosphorus, calcium, energy and amino acids in broiler diets than conventional phytases.

Data just released by the company following the latest series of product trials highlights that its superior efficacy and value extends to both layer and pig feeds. Seven trials conducted in universities and research institutes in various parts of the World compared the performance of pigs to market age when fed diets supplemented with either the new-generation phytase or a traditional phytase.

The trials demonstrated that the new-generation product was 47% more effective at increasing bodyweight gain and 73% more effective in improving feed conversion, a similar trend to that observed in broilers. The improvements were due to the product's superior ability to liberate phosphorus and calcium from dietary phytate and, at the same time, reduce the anti-nutritive properties of phytate affecting energy and amino acid availability.

Andrea Barletta, Danisco Animal Nutrition's Global Marketing Manager, comments: "These latest trials demonstrate quite clearly that our new-generation phytase represents a considerable technological advance over all traditional phytase products, resulting in demonstrably superior results. To fully embrace its potential, poultry and pig producers can therefore make greater reductions in dietary inorganic phosphorus, energy and amino acids.

When formulating pig or poultry feeds this means at least a 20% greater potential replacement of dietary phosphorus, energy and amino acids compared to traditional phytases. However, this figure is lower than the actual performance improvements which were recorded because it incorporates a 'safety margin' for nutritionists."

For further information, please contact:

Andrea Barletta
Global Marketing Director
Danisco Animal Nutrition
Tel: +44 (0) 1672 517777
E-mail:andrea.barletta@danisco.com

Julian Cooksley
Account Manager
Kendalls Communications
Tel: +44 (0) 1394 610022
E-mail:julian.cooksley@kendallscom.co.uk

Notes for editors:

Digital images are available to illustrate this press release. The images are only to be used to accompany the press release for Danisco Animal Nutrition and are not to be stored in any form of library or used with any other editorial material. Please email: jo.bowron@kendallscom.co.uk

4.

DANISCO

First you add knowledge...

19 June 2007 - 09:20

Danisco ice cream concept: Cheese Ice Cream with Honey

Do you find it difficult to choose a dessert to follow after a delicious dinner?

Are you moving back and forth between ice cream and a cheese plate?

Why don't you try this cheesy ice cream with Feta taste! It is a perfect combination of salted cheese topped with a sweet, golden syrup with honey.



CREMODAN® 1001 IcePro Emulsifier & Stabiliser System ensures a good ice cream texture, and the Feta Cheese Flavouring T02246 provides the very distinguished taste of the famous Greek cheese.

For more information, contact Danisco. Click here

Danisco's Ice Cream & Frozen Desserts innovation department has a vast knowledge of technical and trend related issues. Danisco has more than 50 years experience in solving the challenges that ice cream producers meet. Danisco's monthly ice cream concepts help customers identify the key trends within the frozen desserts market.

Printed Monday, 13 August 2007 from
http://www.danisco.com/cms/connect/corporate/investor+relations/investor+news/en/business+updates/2007/businessupdate_134_en.htı

5

DANISCO

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20 June 2007 - 09:00

Genencor introduces a greener, more efficient enzyme for ethanol production

New Maxaliq™ ONE product improves process efficiency in production of biofuels from corn.

Genencor, a division of Danisco A/S, today announced a new enzyme product that significantly improves the process of converting corn to ethanol by increasing throughput and the value of its by-product, known as distiller's dried grain with solubles (DDGS) used as a component in formulating animal feed.

Called Maxaliq™ ONE, the new enzyme product offers the next generation technology that continues to advance the production of biofuels. Maxaliq™ ONE blend contains a novel thermostable enzyme that is used as a processing aid to efficiently reduce viscosity of the liquefact and break down phytic acid in grains to create a higher value by-product DDGS.

"Maxaliq™ ONE offers a variety of plant processing benefits to ethanol producers and contributes to a more sustainable environment by reducing non-digestible, phosphorous containing phytic acid in DDGS," said Brian Carter, vice president for grain processing. "Our partnership with the biofuels industry has created a demand for constantly improving technology. We're pleased to offer a second generation product to respond to that need."

According to Carter, the Maxaliq™ ONE blend used in conjunction with Genencor's innovative Phytase Amylase Liquefaction System (PALS), reduces viscosity and reduces mash phytic acid in the dry-mill process. The addition of a simple step at the beginning of the process therefore results in efficient liquefaction. "Maxaliq™ ONE improves the sustainability values of two industries, ethanol and animal nutrition," said Brian Carter.

Genencor is introducing Maxaliq™ ONE at the 2007 Fuel Ethanol Workshop in St. Louis, MO, USA. To find out more about Maxaliq™ ONE, please visit our new website at www.genencor.com or contact your Genencor representative.

For further information, please contact us

Download this press release in PDF format.

Printed Monday, 13 August 2007 from
http://www.danisco.com/cms/connect/corporate/investor+relations/investor+news/en/business+updates/2007/gen_businessupdate_390_

6,

20 June 2007 - 11:36

FY results announcement

Announcement of results for 2006/07 (1 May 2006 – 30 April 2007)

Notice no: 10/2007

Profit for 2006/07 better than expected at beginning of year

Danisco recorded revenue of DKK 20,362 million (DKK 20,912 million), operating profit before special items of DKK 2,239 million (DKK 2,159 million), profit for the year of DKK 1,079 million (DKK 622 million) and free cash flow of DKK 1,160 million (DKK 1,226 million). Net interest-bearing debt was DKK 12,222 million at year-end 2006/07. Hence, profit for 2006/07 proved better than expected at the beginning of the financial year. A proposal will be made at the Annual General Meeting to pay a dividend per share of DKK 7.50 (DKK 6.75).

Highlights

- Ingredients recorded 5% organic growth with all divisions contributing to this performance, which is in accordance with the financial targets
- EBIT margin in Ingredients up 0.8 percentage points to 13.2%
- Operating profit before special items in Sugar exceeded expectations
- EU sugar reform proved a bigger-than-expected challenge for the sugar industry. Sugar maintains its strategy to maximise cash flows based on a high degree of efficiency
- 'Unfolding the potential' priorities maintained, however, with increasing focus on accelerating growth initiatives in Bio Ingredients and Texturants & Sweeteners. Several structural efficiencies were carried out in production and R&D in 2006/07
- Danisco entered into an agreement on the divestment of Flavours to Firmenich and a strategic partnership concerning the sale of flavours to the food industry. Share buybacks at the level of DKK 0.5 billion are expected to be launched once the divestment of Flavours is concluded in the first six months of 2007/08
- Financial targets for Ingredients and Sugar maintained

Outlook for 2007/08

Revenue is expected at the level of DKK 19 billion (DKK 18,800 million) adjusted for the divestment of Flavours, corresponding to organic growth at the level of 4% in Ingredients and a decline in revenue in Sugar as a result of the EU sugar reform. EBIT before special items and share-based payments is expected slightly under DKK 1,800 million adjusted for the divestment of Flavours (DKK 2,014 million) with Ingredients contributing at the level of DKK 1,650 million (DKK 1,592 million) and Sugar contributing at the level of DKK 300 million (DKK 581 million).

Profit from continuing operations before share-based payments is expected at the level of DKK 900 million. Profit from discontinued operations is expected at over DKK 400 million after tax related to the divestment of the Flavours activities. Profit for the year before share-based payments is subsequently expected at over DKK 1,300 million (DKK 1,062 million).

Read the full release in English

Read the full release in Danish

DANISCO

First you add knowledge...



20 June 2007
Announcement of Results for 2006/07
(1 May 2006 – 30 April 2007)

Contents

With 10,500 employees in more than 40 countries, Danisco is one of the world's leading suppliers of food ingredients, sugar and industrial bioproducts. Based on our technology platform we use nature's own raw materials and resources to develop and produce ingredients for food and other products used in everyday life. Danisco ingredients are used in about every second ice cream and cheese, every third box of detergent and every fourth loaf of bread produced globally. Danisco ingredients based on food technology and biotechnology are also used in other consumer products - from feed and toothpaste to biofuel and plastics. Throughout the value chain, sustainability is integrated in Danisco's way of doing business.

Danisco A/S
Langebrogade 1
P.O. Box 17
1001 Copenhagen K
Denmark
Tel. +45 3266 2000
Fax +45 3266 2175
www.danisco.com

Announcement of Results for 2006/07
1 May 2006 – 30 April 2007

20 June 2007

Profit for 2006/07 better than expected at beginning of year

Danisco recorded revenue of DKK 20,362 million (DKK 20,912 million), operating profit before special items of DKK 2,239 million (DKK 2,159 million), profit for the year of DKK 1,079 million (DKK 622 million) and free cash flow of DKK 1,160 million (DKK 1,226 million). Net interest-bearing debt was DKK 12,222 million at year-end 2006/07. Hence, profit for 2006/07 proved better than expected at the beginning of the financial year. A proposal will be made at the Annual General Meeting to pay a dividend per share of DKK 7.50 (DKK 6.75).

Highlights

- Ingredients recorded 5% organic growth with all divisions contributing to this performance, which is in accordance with the financial targets
- EBIT margin in Ingredients up 0.8 percentage points to 13.2%
- Operating profit before special items in Sugar exceeded expectations
- EU sugar reform proved a bigger-than-expected challenge for the sugar industry. Sugar maintains its strategy to maximise cash flows based on a high degree of efficiency
- 'Unfolding the potential' priorities maintained, however, with increasing focus on accelerating growth initiatives in Bio Ingredients and Texturants & Sweeteners. Several structural efficiencies were carried out in production and R&D in 2006/07
- Danisco entered into an agreement on the divestment of Flavours to Firmenich and a strategic partnership concerning the sale of flavours to the food industry. Share buybacks at the level of DKK 0.5 billion are expected to be launched once the divestment of Flavours is concluded in the first six months of 2007/08
- Financial targets for Ingredients and Sugar maintained

Outlook for 2007/08

Revenue is expected at the level of DKK 19 billion (DKK 18,800 million) adjusted for the divestment of Flavours, corresponding to organic growth at the level of 4% in Ingredients and a decline in revenue in Sugar as a result of the EU sugar reform. EBIT before special items and share-based payments is expected slightly under DKK 1,800 million adjusted for the divestment of Flavours (DKK 2,014 million) with Ingredients contributing at the level of DKK 1,650 million (DKK 1,592 million) and Sugar contributing at the level of DKK 300 million (DKK 581 million). Profit from continuing operations before share-based payments is expected at the level of DKK 900 million. Profit from discontinued operations is expected at over DKK 400 million after tax related to the divestment of the Flavours activities. Profit for the year before share-based payments is subsequently expected at over DKK 1,300 million (DKK 1,062 million).

Key figures and financial ratios

(DKKm)		2002/03	2003/04	2004/05	2005/06	2006/07
Income statement						
Revenue		16,551	16,397	17,835	20,912	20,362
EBITDA before special items		3,271	3,001	3,050	3,289	3,331
Operating profit before special items		2,354	2,108	2,086	2,159	2,239
Special items		(24)	83	(128)	(768)	(186)
Amortisation of goodwill		(404)	(409)	-	-	-
Operating profit		1,926	1,782	1,958	1,391	2,053
Net financial expenses		(350)	(242)	(264)	(497)	(506)
Profit before tax		1,576	1,540	1,694	894	1,547
Profit for the year		1,028	1,009	1,251	622	1,079
Cash flows						
Cash flow from operating activities		1,987	1,667	1,378	2,646	2,432
Cash flow from investing activities		(1,457)	51	(6,482)	(1,420)	(1,272)
of which net investments in intangible assets		(90)	(106)	(119)	(178)	(127)
of which net investments in property, plant and equipment		(797)	(670)	(695)	(1,067)	(1,121)
of which purchase and sale of enterprises and activities		(470)	(42)	(5,665)	(159)	(60)
of which purchase and sale of financial assets		(100)	869	(3)	(16)	36
Free cash flow		530	1,718	(5,104)	1,226	1,160
Balance sheet						
Assets		26,540	25,307	32,802	32,262	31,385
Equity attributable to equity holders of the parent		11,404	11,612	11,953	12,408	12,644
Equity		11,651	11,900	12,286	12,726	12,949
Net interest-bearing debt		9,439	8,291	13,847	13,224	12,222
Invested capital		19,443	19,405	27,369	26,566	25,843
Financial ratios (%)						
EBITDA margin		19.8	18.3	17.1	15.7	16.4
EBIT margin		14.2	12.8	11.7	10.3	11.0
RONOA		18.2	16.2	15.4	14.5	14.7
ROIC		11.1	9.9	8.9	7.3	8.0
ROE		8.4	8.5	10.2	4.6	8.4
NIBD/EBITDA ratio		2.8	2.9	3.3	3.8	3.7
Share data						
Average number of shares	'000	52,366	49,907	49,584	48,909	48,728
Average number of shares, diluted	'000	52,372	49,930	49,860	49,373	49,010
Number of shares at year-end, diluted	'000	51,127	49,785	49,300	49,256	48,943
Earnings per share:						
EPS	DKK	19.22	19.52	24.23	11.52	21.71
DEPS	DKK	19.22	19.51	24.09	11.41	21.58
DEPS before amortisation of goodwill	DKK	27.72	28.41	24.09	11.41	21.58
DEPS before amortisation of goodwill, special items and discontinued operations	DKK	28.05	27.21	25.97	23.19	24.54
Cash flow per share, diluted	DKK	37.94	33.39	27.64	53.59	49.62
Book value per share, diluted	DKK	223	233	242	252	258
Share price	DKK	243	294	374	502	443
Paid to shareholders						
Dividends paid in the financial year		314	311	323	330	328
Acquisition of treasury shares		864	356	300	52	123
Total		1,178	667	623	382	451
Other data						
Average number of employees		8,356	8,440	9,235	10,636	10,423

For definitions of key figures please refer to "Definition of key figures and financial ratios" in the Annual Report for 2006/07.

Ingredients

Profit for 2006/07 better than expected

The 2006/07 results exceeded expectations at the beginning of the year. The positive EBIT margin and organic growth performance underpins our expectations of realising the financial targets for Ingredients as defined in connection with the launch of 'Unfolding the potential' in September 2006:

EBIT margin in Ingredients: >15% (13.2% in 2006/07)

- Bio Ingredients: 15-20% (14.8% in 2006/07)
- Texturants & Sweeteners: >15% (13.8% in 2006/07)

Organic growth in Ingredients: 3-6% (5% in 2006/07)

- Bio Ingredients: 5-10% (6% in 2006/07)
- Texturants & Sweeteners: 3-5% (6% in 2006/07)

To achieve these targets Ingredients has to achieve a return of at least 20% (18.1% in 2006/07) on net operating assets (RONOA).

The present technology, product and sales platform provides Ingredients with a strong foundation for realising its financial targets and capitalising on growth opportunities in the market like:

- Trend towards healthier food
- Trend towards food producers collaborating with ingredients producers on product development
- Growing demand for biobased industrial solutions – e.g. enzymes providing financial and environmental benefits compared with today's conventional processes

'Unfolding the potential' still focuses on efficiencies and tight cost management

The aim of 'Unfolding the potential' – a reorganisation focusing on streamlining the organisational and management structure – is to pave the way for efficiency improvements throughout the value chain in Ingredients. Implementation is according to plan, and several structural measures to release resources have been launched already:

- Optimisation of the R&D structure in Cultures and Genencor
- Three plant closures within the Gums & Systems product area in the Texturants & Sweeteners division

Together with tight cost management these measures will drive the planned margin improvement and release additional resources for investments in new growth initiatives, e.g. enzyme systems for bioethanol production based on biomass.

Ongoing strategic evaluation of the Group's business platform

Increasing focus on profitable growth

Danisco's business platform is regularly the object of strategic evaluation. On the back of this, Danisco entered a DKK 3.36 billion agreement with Firmenich, Switzerland, on 3 May 2007 on the divestment of Flavours. A strategic partnership agreement was also concluded giving Danisco access to Firmenich's product range of flavours to the food industry. Hence, not only will the agreement with Firmenich strengthen Danisco's strategic platform in relation to our one-stop-supplier concept, but also our financial base. As a result of the Flavours divestment, focus on profitable growth will gradually be accelerated compared with the original plans under 'Unfolding the potential'. The sale of Flavours entails that some of the overhead costs that are not assumed by Firmenich will be assumed by the ingredients business. This calls for an adjustment of resources and hence the entire cost structure, but in the short term these costs will impact the EBIT margin in Ingredients.

Sugar

Priorities maintained in Sugar

The strategic options are evaluated regularly in Sugar. It is evident now that the pace with which the sugar industry has adapted to the sugar reform has been slower and more challenging than originally anticipated. It is still our assessment that our most value-creating option is to maintain the present priorities by focusing on:

- Maintaining the position as one of the most efficient sugar producers in Europe
- Maximising cash flow from sugar production
- Capitalising on by-products and the asset base from sugar production – e.g. bioethanol production in Germany

The financial targets for Sugar focus on maximising cash flow from sugar production, as the industry is non-growing and regulated in an EU perspective.

Sugar production

The following targets have been set for sugar production:

- Cash flow from operations (before financials and tax) will exceed operating profit, as for a period of time investments will be below depreciation level due to the large investments of recent years into a modern and efficient production system
- Once the market balance has been restored, Sugar is expected to generate revenue of around DKK 5.5 billion and an EBIT margin of at least 10%

Sugar will receive total proceeds of more than DKK 0.4 billion in 2007/08 and 2008/09 from the sale of sugar quotas.

By-products

As was the case with bioethanol production in Germany, Sugar will make investments based on related product or production technology.

Capital structure

In connection with 'Unfolding the potential' a new target for the capital structure was defined:

- Gearing defined as a net interest-bearing debt/EBITDA ratio at the level of 3.0-4.5 (3.7 in 2006/07)
- A reduction of the capital base through dividends and/or share buybacks.

Share buybacks at the level of DKK 0.5 billion are expected to be effected once the divestment of Flavours is concluded in the first six months of 2007/08. The Group's capital structure is regularly evaluated in order to ensure an optimal balance between the Group's gearing, strategic initiatives and financial scope.

Income statement

Ingredients recorded 5% organic growth

Sales decline in Sugar as expected

In 2006/07, Danisco recorded revenue of DKK 20,362 million against DKK 20,912 million the year before, corresponding to a decline of 3%. Ingredients represented 66% and Sugar 34% of revenue in 2006/07 compared to 63% and 37% the year before. This change is attributable to the negative impact of the EU sugar reform, as a consequence of which Sugar recorded a revenue drop of 11% as expected. Ingredients, on the other hand, recorded revenue growth of 3%, made up of 5% organic growth and a negative currency effect of 2%.

Rising gross margin

Gross profit was DKK 7,128 million against DKK 7,240 million the year before. That corresponds to a gross margin of 35.0% in 2006/07 against 34.6% the year before. The rising gross margin was driven by improvements in Ingredients and a setback in Sugar due to the sugar reform.

EBITDA improvement in Ingredients and decline in Sugar

EBITDA before special items and share-based payments declined DKK 192 million or 5% to DKK 3,310 million, corresponding to an EBITDA margin of 16.3% against 16.7% the year before. This development is due to a positive performance in Ingredients and corporate costs, while Sugar showed a negative performance due to the sugar reform.

Ordinary depreciation fell DKK 38 million or 3% to DKK 1,092 million due to the phasing out of production assets in Sugar and lower depreciation on various office premises as well as to currency impact. A DKK 56 million asset write-down in Sugar was expensed under special items.

EBIT dropped 6% to DKK 2,218 million due to Sugar

EBIT before special items and share-based payments was DKK 2,218 million against DKK 2,372 million last year. That corresponds to an EBIT margin of 10.9% in 2006/07 against 11.3% the prior year. The earnings decline is solely attributable to Sugar, as Ingredients and 'corporate expenses' showed a positive performance in 2006/07.

Share-based payments were an income of DKK 21 million in 2006/07, against an expense of DKK 213 million the year before. The 2006/07 income is attributable to the declining Danisco share price during the financial year.

Special items in line with expectations

Special items were an expense of DKK 186 million against DKK 768 million the year before. This was as anticipated and mainly related to the integration of Genencor and implementation of 'Unfolding the potential'. Planned restructuring measures in Flavours were not implemented in 2006/07 due to the divestment to Firmenich. It was decided to start optimising certain production assets related toRhodia Food Ingredients. The estimated amounts in the annual report for 2005/06 for compensation of the beet growers in connection with a quota sale and the depreciation amount were finally calculated at an additional DKK 108 million. This amount is offset by a DKK 96 million final calculation of production levies under the previous sugar regime, corresponding to a net expense in Sugar of DKK 12 million.

Financial expenses affected by increasing interest level

Net financial expenses were DKK 506 million in 2006/07 against DKK 497 million in the prior year. Financials in 2006/07 include a capital gain of DKK 43 million from the sale of shares in Cambridge Antibody Technology. The increased financial expenses are attributable to the rising interest level.

Profit before tax up 73%

Profit before tax grew DKK 653 million or 73% to DKK 1,547 million in 2006/07. This increase is mainly due to share-based payments, special items and operating profit in Ingredients.

The tax expense amounted to DKK 468 million, equivalent to a tax rate of 30%. The corresponding figures for 2005/06 were DKK 261 million and 29% (the 2005/06 profit included a tax-free income of DKK 60 million).

Profit for the year up 73%

Profit for the year 2006/07 rose DKK 457 million or 73% to DKK 1,079 million, an improvement against expectations at the start of the financial year. Profit before share-based payments went up 33% or DKK 265 million to DKK 1,062 million.

Minority interests' share of profit fell from DKK 58 million in 2005/06 to DKK 21 million in 2006/07. This is attributable to the share of profit in 2005/06 including non-recurring income relating to the restructuring in Sugar.

The share of profit attributable to equity holders of the parent increased 88% or DKK 494 million to DKK 1,058 million in 2006/07.

Cash flow statement

Stable cash flow from operations compared to the year before

Cash flow from operating activities before change in working capital was DKK 2,113 million in 2006/07. Working capital contributed DKK 319 million compared with DKK 691 million the year before. Sugar was a driving factor in reducing the working capital. The underlying improvement in working capital was bigger than the figures from 2006/07, as Sugar received extraordinary restitution repayments from the EU in 2005/06.

DKK 1.3 billion invested in capacity expansion in growth areas

In 2006/07 investments totalled DKK 1,272 million compared with DKK 1,420 million the year before. In 2006/07, DKK 60 million was included from acquisitions (CMC) against DKK 159 million the prior year (Genencor-related residual payment). Capital expenditure is mainly related to capacity expansions in Genencor and Cultures as well as new plant capacity for xylitol/xylose.

Free cash flow was DKK 1,160 million in 2006/07 against DKK 1,226 million in the prior year.

Balance sheet

Invested capital reduced

The invested capital was DKK 25,843 million at year-end 2006/07 against DKK 26,566 million the year before, corresponding to a reduction of 3% or DKK 723 million. This positive development is attributable to currency impact and lower net working capital. The agreement on the divestment of Flavours of 3 May 2007 was not included in the balance sheet for 2006/07.

Net interest-bearing debt reduced by DKK 1 billion

Net interest-bearing debt was taken down 8% or DKK 1,002 million to DKK 12,222 million. At the end of 2006/07, net interest-bearing debt corresponded to a gearing of 3.7 (net interest-bearing debt/EBITDA), which is in line with the target of a gearing ratio in the 3.0-4.5 interval.

Equity up 2%

Equity including minorities grew 2% or DKK 223 million to DKK 12,949 million in 2006/07. The increase is a combination of total recognised income of DKK 606 million (after adjustment for the translation of equity in foreign subsidiaries, among other things), dividend payouts of DKK 360 million and other negative capital adjustments of DKK 23 million.

Ingredients

(DKKm)	Q4 2006/07	Q4 2005/06	2006/07	2005/06
Revenue				
Bio Ingredients	1,269	1,283	5,209	5,095
Texturants & Sweeteners	1,769	1,722	6,891	6,669
Flavours	399	385	1,562	1,555
Eliminations	(9)	(12)	(26)	(30)
Total	**3,428**	**3,378**	**13,636**	**13,289**
Growth (%)	1	32	3	35
Organic growth (%)	6	3	5	5
EBITDA	**661**	**584**	**2,516**	**2,355**
EBITDA margin (%)	19.3	17.3	18.5	17.7
EBIT				
Bio Ingredients	187	170	772	632
Texturants & Sweeteners	274	243	949	961
Flavours	29	32	112	87
Central R&D	(9)	(9)	(37)	(36)
Total	**481**	**436**	**1,796**	**1,644**
EBIT margin (%)	14.0	12.9	13.2	12.4
RONOA (%)	**18.1**	**16.4**	**18.1**	**16.4**
Net working capital	3,903	4,034	3,903	4,034
Net non-current assets	6,098	5,925	6,098	5,925
Net operating assets	10,001	9,959	10,001	9,959
Goodwill	9,056	9,346	9,056	9,346
Invested capital	19,057	19,305	19,057	19,305

Results for 2006/07

5% organic growth

In 2006/07, Ingredients recorded revenue growth of 3%, made up of 5% organic growth and a negative currency effect of 2%. All divisions contributed positive organic growth in accordance with the financial targets. Bio Ingredients and Texturants & Sweeteners recorded the strongest growth rates. Growth was declining and fluctuating in Europe and North America during the second half of the year, whereas growth rates in general were satisfactory in the other geographical regions. The strongest contributing product groups were feed enzymes, cultures, functional systems and sweeteners. Of the product segments, confectionery, dairy and oils & fats grew the most.

EBITDA margin up 0.8 percentage points to 18.5%

EBITDA rose 7% or DKK 161 million to DKK 2,516 million in 2006/07 with the EBITDA margin at 18.5%, up 0.8 percentage points in 2006/07. Bio Ingredients and Flavours contributed positively to the full-year margin performance. Due to increasing raw material and energy costs, Texturants & Sweeteners only saw a positive EBITDA margin performance in the second half of 2006/07.

Depreciation was DKK 720 million in 2006/07 against DKK 711 million in the prior year.

EBIT margin up 0.8 percentage points to 13.2%

EBIT grew 9% or DKK 152 million to DKK 1,796 million. This corresponds to an EBIT margin of 13.2%, up 0.8 percentage points on last year.

RONOA up 1.7 percentage points to 18.1%

RONOA for 2006/07 was up 1.7 percentage points to 18.1% due to a positive performance in operating profit and invested capital.

Raw material supply and prices

Structural change in raw material markets

In 2005/06 and 2006/07, the raw material markets underwent structural changes due to increasing production of bioethanol and biodiesel, which have a direct and indirect impact on the price of raw materials included in the production of food

ingredients and products. This has resulted in hefty price increases and a volatile price development, unprecedented in the food industry. Danisco believes that this will be of a permanent nature. Ingredients must therefore adapt its organisation and value chains to more dynamic market conditions. The extensive product range in Ingredients in the shape of various product offerings and technologies is a solid platform for offsetting the subsequent effects.

Market changes create benefits for Danisco

It is important to stress that many of Ingredients' products make it possible for:

- Food producers to limit the use of these raw materials
- Food producers to substitute raw materials, allowing for consumption to be optimised in line with the price of the various raw material substitutes.

Hence, the structural change in the raw material markets will generate growth and earnings opportunities for Ingredients.

Trends in the food industry: Health & Nutrition

The global food industry is seeing a number of trends, providing Danisco with a series of exciting growth opportunities:

- Demand for lower production costs through improved production processes for existing and new foods
- Food with an improved health and nutritional profile in response to the increasing global health problems like obesity and diabetes. The result is growing demand for food with a low energy and fat content

Healthy food ups consumption of food ingredients

This type of food requires a greater content of, for example, Danisco's texturant ingredients, which constitute the building blocks in industrially produced food. Essential to these healthy foods are often active ingredients with a special functionality, typically backed by health claims. Second-generation products like prebiotic and probiotic cultures as well as xylitol and other speciality carbohydrates are already strong segments for Danisco. Therefore, Danisco will increasingly focus on expanding this product range of active ingredients – through own product development and external products.

Product divisions

Bio Ingredients

(DKKm)	Q4 2006/07	Q4 2005/06	2006/07	2005/06
Revenue	**1,269**	**1,283**	**5,209**	**5,095**
Growth (%)	(1)	109	2	119
Organic growth (%)	4	-	6	3
EBIT	**187**	**170**	**772**	**632**
EBIT margin (%)	14.7	13.3	14.8	12.4

6% organic growth in 2006/07 against 3% the year before

Bio Ingredients is comprised of Genencor (enzymes) and Cultures (cultures and food safety), accounting for 38% of revenue in Ingredients. The organic growth rate in 2006/07 was 6% against 3% the year before. The declining sales growth of SPEZYME® XTRA for bioethanol production has impacted overall organic growth. All regions contributed to the positive growth in 2006/07 for enzymes and cultures, but growth was particularly strong in Latin America and Asia-Pacific. Cultures is benefiting from a global rise in milk protein consumption – especially for yoghurt products. The detergent enzymes segment maintained a small single-digit growth rate. Enzymes for bioethanol and feed enzymes were among the very strongest product segments. The strong performance in feed enzymes is attributable to the ongoing strengthening of the product range, application support and proximity to

the customers as well as to the rising feed prices, which raise demands for high feed effectiveness.

In the 'Health & Nutrition' segment, Cultures is already seeing strong growth in dietary supplements like prebiotic and probiotic cultures.

EBIT margin up 2.4 percentage points to 14.8%

The EBIT margin in 2006/07 improved by 2.4 percentage points to 14.8%, which was achieved on the back of the planned integration synergies and organic growth. Efforts are being made to obtain ongoing productivity improvements and selective price increases to offset the rising energy and raw material prices.

Innovation activity in Bio Ingredients

Genencor and Cultures upheld a high innovation level in 2006/07, reflected in the number of new product launches. Optimisation of the R&D structure was launched in both areas in consequence of 'Unfolding the potential' to release more resources for new product development activities. A high intake of additional R&D resources is expected in the enzymes and cultures areas in the coming years. Bioethanol based on starch as well as biomass will be a strong focus area.

Bioethanol: A high-priority focus area for Genencor

19% organic growth in bioethanol enzymes

The launch of SPEZYME® XTRA as a replacement for SPEZYME® ETHYL proved more difficult than originally expected. Not all customers agreed that the product was the best suited solution for their production technology, and we lost a number of customers on that account. However, this product is only one of many enzymes products used in bioethanol production. In spite of these difficulties, Genencor recorded 19% organic growth in this area in 2006/07.

Bioethanol is a high-priority area for Genencor – based on starch as well as biomass. Hence, the enhanced R&D activities.

New product launch: MaxaLiq(TM) ONE

Genencor has just launched a new, exciting enzyme blend – Phytase Amylase Liquefaction Systems, or PALS process, for the bioethanol industry. This new, patented product, MaxaLiq(TM) ONE, is an enzyme blend based on alpha-amylase and bacterial phytase. The benefits of this product innovation for the bioethanol industry include a more efficient liquefaction step in the production process and an increased feed value of DDGS (a feed product derived as a by-product of bioethanol production) – resulting in less phosphate pollution from animal manure. We expect this product to generate additional value to Genencor's bioethanol segment.

Food safety

Cultures also produces a wide range of food safety products. Natural product solutions are seeing an underlying attractive market growth, however, to some extent offset by the gradual phasing out of AvGard®.

Texturants & Sweeteners

(DKKm)	Q4 2006/07	Q4 2005/06	2006/07	2005/06
Revenue	**1,769**	**1,722**	**6,891**	**6,669**
Growth (%)	3	10	3	11
Organic growth (%)	6	5	6	7
EBIT	**274**	**243**	**949**	**961**
EBIT margin (%)	15.5	14.1	13.8	14.4

6% organic growth

Texturants & Sweeteners represented 51% of revenue and covers a wide range of texturant products, natural sweeteners and industrial ingredients. The division recorded 6% organic growth in 2006/07, which is in line with last year. The division raised prices during the year to offset rising energy and raw material prices, but volume increases continue to account for the majority of organic growth. However,

the efforts to improve the EBIT margin via price increases have had an adverse impact on growth rates. All regions made positive contributions to organic growth in 2006/07, with strongest growth in Eastern Europe, Latin America and Asia-Pacific.

EBIT margin of 13.8% and positive margin performance in H2

The EBIT margin dropped by 0.6 percentage points to 13.8% in 2006/07 due to developments in energy and raw material prices. The EBIT margin improved by 1.6 percentage points to 14.3% in H2 2006/07. Organic growth and tight cost management were the key contributors to the performance in H2.

Continued raw material shortage for xylitol

The raw material shortage for xylitol was significantly reduced during the financial year by our North-American supplier resuming its xylose production, just as Danisco's own xylose capacity expansion will be effective in mid-2007. However, sales growth has been restricted by the limited availability of raw materials.

Ongoing challenges for minor product area

The relatively small product area of xanthan (stabiliser) has not yet seen any improvement. The market is currently hit by fierce price pressures as a result of increasing competition from low-cost Chinese producers. Danisco is working intensely to improve competitiveness at our two plants in France and China. To this should be added that product development efforts have been expanded.

Integration of CMC progressing as planned

Focus on upgrade of production facilities

The integration of CMC is progressing as planned and the sales synergies expected to be realised from this starch product are in line with expectations. An overall improvement of production capacity has been initiated with a view to paving the way for a more value-creating product range. All in all, CMC has met the expectations set out at the time of the takeover in August 2006.

GRINDSTED® SOFT-N-SAFE: New production capacity on stream

New production capacity is on stream and sales expected to double in 2007/08

The sales performance suffered from limited production capacity, but the capacity expansion of just under 5,000 tonnes has now come on stream. The start-up of production was successful, but the new production technology is still being optimised. Around 500 tonnes (full capacity utilisation) were sold during the financial year and volume is expected to double in 2007/08. Focus is on boosting sales to existing as well as new applications/customers. Danisco regularly receives positive feedback on pilot tests involving new customers, but implementing GRINDSTED® SOFT-N-SAFE at the customers' premises is a time-consuming process.

It is now a fact that the adoption of the EU's announced tightening of legislation governing phthalates has been delayed.

Flavours

(DKKm)	Q4 2006/07	Q4 2005/06	2006/07	2005/06
Revenue	**399**	**385**	**1,562**	**1,555**
Growth (%)	4	4	-	1
Organic growth (%)	7	-	2	(2)
EBIT	**29**	**32**	**112**	**87**
EBIT margin (%)	7.3	8.3	7.2	5.6

Flavours represented 11% of revenue in Ingredients and generated 2% organic growth in 2006/07, a positive development compared to previous years. Growth was broadly based geographically, i.e. all regions except North America contributed positive growth. Recent years' efforts to optimise the business platform and cost base are now beginning to pay off. As a result, the EBIT margin increased by 1.6 percentage points to 7.2% in 2006/07.

On 3 May 2007, Danisco entered into an agreement on the divestment of Flavours to Swiss-based Firmenich for DKK 3.36 billion. The transaction is expected to be

concluded during the summer of 2007. Danisco and Firmenich also entered into a strategic partnership, providing Danisco with access to Firmenich's product offering to the food industry. Intense efforts are currently being made by Firmenich and Danisco to implement the strategic partnership.

Geographical segments

Europe

(DKKm)	Q4 2006/07	Q4 2005/06	2006/07	2005/06
Revenue	**1,416**	**1,407**	**5,623**	**5,406**
Growth (%)	1	24	4	25
Organic growth (%)	1	3	4	2

Europe is the biggest region, representing 41% of Ingredients' revenue. The region recorded 4% organic growth in 2006/07, up from 2% last year. The two-sided growth profile is still intact, with Eastern Europe continuing to show significantly higher growth rates than Western Europe. Russia, a key market, continued to generate double-digit growth during the year.

All divisions showed fairly uniform positive growth performance, albeit stronger in Cultures. The strongest product groups were food and feed enzymes, cultures, functional systems and xylitol, and the strongest customer groups were beverages, confectionery, dairy and oils & fats.

North America

(DKKm)	Q4 2006/07	Q4 2005/06	2006/07	2005/06
Revenue	**910**	**952**	**3,719**	**3,826**
Growth (%)	(4)	54	(3)	56
Organic growth (%)	5	-	3	4

North America is the second-biggest region in Ingredients, representing 27% of revenue. Growth was uneven during the year and was impacted by declining growth in SPEZYME® XTRA sales to the bioethanol segment. Add to this that some product groups were adversely impacted by price increases implemented to offset high energy and raw material prices.

All divisions made fairly uniform growth contributions except Flavours, which recorded largely unchanged sales. Confectionery and oils & fats were the strongest customer segments while the strongest products were feed enzymes, cultures, emulsifiers and functional systems.

Latin America

(DKKm)	Q4 2006/07	Q4 2005/06	2006/07	2005/06
Revenue	**298**	**268**	**1,213**	**1,145**
Growth (%)	11	25	6	34
Organic growth (%)	20	-	11	10

Latin America represents 9% of revenue in Ingredients and recorded 11% organic growth in 2006/07, in line with the previous year. The business platform is broadly based with all divisions making significant contributions to the positive performance. Enzymes, cultures, functional systems, xylitol, Litesse® and flavours were among the strongest product growth areas while beverages, confectionery and dairy were the customer segments recording the strongest growth rates.

Asia-Pacific

(DKKm)	Q4 2006/07	Q4 2005/06	2006/07	2005/06
Revenue	**609**	**594**	**2,400**	**2,299**
Growth (%)	3	31	4	32
Organic growth (%)	7	8	8	10

Asia-Pacific accounts for 18% of revenue and offers the highest growth potential for Ingredients due to the population and economic growth potential in the short and long term. The region recorded 8% organic growth in 2006/07 even though Q1 was adversely impacted by poor weather conditions. China recorded organic growth of more than 15% for the full year.

All divisions except Cultures contributed to the growth of the region. The strongest product groups were enzymes overall, emulsifiers, xylitol and Litesse®, while the strongest customer segments were bakery, beverages and confectionery.

Over the years, Danisco has invested heavily in an expansion of the existing production capacity as well as in acquisitions in the region, the most recent being the takeover of CMC in August 2006. The production and sales platform provides a solid basis for continued expansion of Ingredients' market position in the region.

Innovation

In Q4 2006/07, Danisco launched the following products and research results:

Genencor

- **Phyzyme XP TPT:** A new technology developed by Danisco ensures that the phytase in feed maintains efficacy after exposure to pelleting temperatures of up to 95°C. The product is claimed to be the most heat stable phytase on the market. TPT applies to the phytase enzyme a coating which delivers unrivalled protection against the high temperatures that typically occur during the feed pelleting process while rapidly releasing the enzyme activity in the animal's gut, without compromising animal performance.

Cultures

- **CHOOZIT™ SU CASU:** A new cheese culture for the production of Pecorino Sardo cheeses.
- **GUARDIAN™ Green Tea Extracts:** A new natural and cost-effective solution to protect meat and poultry flavour and taste. The products are specifically selected for their antioxidative impact on heat-treated meat and poultry products. Danisco is the first to use the antioxidative properties of green tea to effectively protect the shelf life of meat and poultry products.
- **HOWARU™ Protect:** A new patented formulation of probiotic cultures to reduce cold symptoms. A double-blinded, placebo controlled study on respiratory tract infections conducted at the medical college of Tongji in Shanghai, China, following the guidelines of the WHO, has demonstrated that HOWARU™ Protect contributes to significantly reducing the symptoms of fever, cough and runny nose.
- **New cell technology:** Danisco's discovery of natural cellular protection against viruses opens new perspectives in the battle against viral infections. The results of the ground-breaking research into microbial acquired immunity were published in the scientific magazine Science. These results represent a long searched and entirely natural solution to bacteriophage for all culture-using industries where phage attacks are causing downgraded product batches and significantly reduced yield.

Texturants & Sweeteners

- **DIMODAN® NH 100:** A new emulsifier on the European market to ease the move towards hydrogenation-free oil & fat products. Targeted at oil and fat applications such as retail margarine, low-fat spreads and industrial margarines, DIMODAN® NH 100 secures good spreadability, texture and stability and in case of industrial margarine, cakes with the right volume and crumb structure.
- **GRINDSTED® WP 950:** A new emulsifier and stabiliser system providing an alternative to dairy-based whipping cream – a vegetable whipping cream with a dairy-like taste and great stability right through its shelf life. The final product is high in consumer appeal and significantly more stable at ambient temperatures than dairy whipping cream based on butterfat. The vegetable whipping cream exhibits excellent shape retention and resistance to syneresis, ideal for cake and dessert decorations. Frozen cakes and desserts are another key application due to the top freeze/thaw stability.

Sugar

(DKKm)	Q4 2006/07	Q4 2005/06	2006/07	2005/06
Revenue	**1,785**	**2,034**	**6,995**	**7,881**
Growth (%)	(12)	(15)	(11)	(4)
EBITDA	**267**	**366**	**948**	**1,319**
EBITDA margin (%)	15.0	18.0	13.6	16.7
EBIT	**171**	**244**	**581**	**898**
EBIT margin (%)	9.6	12.0	8.3	11.4
RONOA (%)	**11.4**	**14.3**	**11.4**	**14.3**
Net working capital	2,320	2,272	2,320	2,272
Net non-current assets	3,046	3,739	3,046	3,739
Net operating assets	5,366	6,011	5,366	6,011
Goodwill	1,343	1,343	1,343	1,343
Invested capital	6,709	7,354	6,709	7,354

11% revenue decline driven by sugar reform

The implementation of the EU sugar reform resulted in a revenue decline of 11% or DKK 886 million to DKK 6,995 million in 2006/07. Sales prices were under pressure due to considerable overproduction since the onset of the reform period. The revenue decline is mainly attributable to export activities, i.e. the ban on C sugar exports since August 2006, and lower exports of quota sugar due to a reduction in export licences from the European Commission (export sales are primarily aimed at the industry segment). In volume terms, domestic sales performed better than expected with particularly the soft drinks industry making a positive contribution. The retail segment – accounting for about 20% of Sugar revenue – also exceeded expectations, chiefly in the Baltic region, while sales of industrial non-quota sugar were in line with expectations. Besides sugar, particularly beet seed sales saw a positive development despite the reduced EU sugar quotas. The positive performance reflects higher market shares in the EU and the Eastern European market.

Revenue per region

(DKKm)	2006/07	2005/06
Revenue		
Denmark	1,407	1,571
Sweden	1,772	1,998
Finland	1,080	1,052
Germany	477	309
Norway/Iceland	661	639
Other	1,598	2,312
Total	**6,995**	**7,881**
Growth (%)	(11)	(4)

EBITDA as expected

At DKK 948 million, EBITDA corresponds to an EBITDA margin of 13.6% against 16.7% the year before. The figure contains the DKK 105 million restructuring levy relating to the temporarily reduced quota. The revenue decline is largely attributable to reform effects; the expected price declines triggered by the reform have had a sooner-than-anticipated effect, and prices of export licences issued by the EU in connection with exports of quota sugar to non-EU markets rose sharply towards the end of the financial year. Finally, energy costs have remained high despite continued efficiency improvements in production processes. Conversely, the restructuring measures launched have had an effect sooner than first assumed.

Depreciation was DKK 367 million against DKK 421 million the year before, mainly ascribable to the closure of the sugar factory in Köpingebro, Sweden.

EBIT ahead of expectations

Sugar's EBIT was DKK 581 million against DKK 898 million the year before, corresponding to an EBIT margin of 8.3% against 11.4% last year. However, EBIT was better than anticipated at the beginning of the financial year.

RONOA of 11.4%

RONOA came to 11.4% compared with 14.3% the year before. The return was obviously impacted by the revenue decline and the writedown of assets at the end of 2005/06.

Bioethanol production set up in Germany
Construction was initiated in the spring of 2007 and production is due to come on stream during the first half of 2008. The planned production capacity is 55,000 m^3.

EU measures to reduce overproduction

EU cuts quotas by 12%

On 22 February 2007, the European Commission announced a temporary quota reduction of 12% or about 2 million tonnes of sugar for 2007/08, because the industry's voluntary quota renunciation under the EU restructuring fund had not reached the expected level. The decision of the European Commission is seen as a necessary step towards restoring the market balance. However, Danisco would have preferred that a permanent quota reduction had been introduced by now to restore the market balance faster.

Since the sugar industry has still not reduced its sugar production to a sufficient extent, the European Commission tabled a new proposal on 7 May 2007 for a more efficient use of the restructuring fund for the sugar industry. The proposal comprises measures such as better financial incentives for farmers and the sugar industry to cut back on sugar production. In Danisco's view, part of the sugar industry will benefit from these measures but the extent is still subject to some uncertainty. Thus, 2007/08 will undoubtedly be a crucial year for the European sugar industry.

Competitive platform

Danisco reduces sugar quota by 9%

In the financial and production year 2006/07, Danisco's sugar quota was about 1.1 million tonnes before the temporary reduction of about 112,000 tonnes. Based on agreements already concluded, Danisco has reduced its sugar quota by about 99,000 tonnes (2006/07: about 43,000 in Sweden, 2007/08: about 56,000 tonnes in Finland), corresponding to 9% of the basic quota in 2005/06. Consequently, Sugar has a basic sugar quota of about 1.052 million tonnes.

Sugar's EU sugar qoutas

('000 tonnes)	2007/08	2006/07	2005/06
Denmark	421	421	421
Sweden	326	326	368
Finland	90	146	146
Germany	133	133	125
Lithuania	82	82	82
Basis quotas	**1,052**	**1,108**	**1,142**
Temporary reduction	(122)	(112)	(115)
Basis quotas (after temporary reduction)	**930**	**996**	**1,027**

Efficient sugar producer in European context

Sugar production was satisfactory at all factories in 2006/07, including Assens, Denmark, and Salo, Finland, which were closed after the campaign ended. The experience gained from longer production periods is positive. The ongoing structural reform of the agricultural sector towards bigger and more efficient farms and shorter transport distances to the sugar factories supports Sugar's ongoing

efficiency measures. Today, Sugar is one of the most efficient sugar producers in Europe, a position that it will seek to maintain.

Since price is a main competition parameter for sugar, production and logistics efficiency is crucial for long-term profitability and strategic development opportunities. Moreover, parameters such as quality, product development and logistics will be increasingly crucial to the European sugar industry. The restructuring of the sugar production with a view to adjusting activities to the new EU sugar regime is progressing according to plan, with three Sugar factory closures and the integration of administrative functions in Denmark and Sweden being completed as planned. The aim is a total staff reduction of 350 employees; in 2006/07 the staff was reduced by 246 persons.

Number of employees in Sugar

	2006/07	2005/06
Denmark	769	843
Sweden	493	612
Finland	373	433
Germany	127	137
Lithuania	467	450
Total	**2,229**	**2,475**

Earnings expectations for Sugar in 2007/08 onwards

EBIT of around DKK 300 million expected in 2007/08

With the EU's 12% temporary quota reduction or about 2 million tonnes in 2007/08, EBIT is expected at the level of DKK 300 million in 2007/08 after the quota reduction restructuring levy of about DKK 165 million to be paid by Danisco. In 2007/08, the restructuring levy will be EUR 173.8 per tonne versus EUR 126.4 per tonne in 2006/07. In respect of cash flow, Sugar will receive a total payment for the sale of sugar quotas of more than DKK 0.4 billion in 2007/08 and 2008/09.

Long-term outlook maintained

Sugar maintains its long-term expectations of future revenue of around DKK 5.5 billion and an EBIT margin of at least 10% once the market balance has been restored.

Assumptions underlying the outlook for 2007/08

The overall outlook for the financial year 2007/08 is based on the current energy and raw material prices. Currency and interest rate assumptions are specified below.

Divestment of Flavours

The 2007/08 results will be impacted by the divestment of Flavours to Firmenich, which is still expected to be concluded by the end of June 2007. Flavours' results for the period from 1 May 2007 until the transaction is concluded as well as the proceeds of the sale will be included as discontinued operations in a separate line in the income statement. The annual accounts for 2006/07 will be adjusted accordingly to allow for the inclusion of the results of the divested Flavours activities in a separate line in the income statement. As with information about other divisions' earnings, the supplementary data on Flavours' earnings has been computed by allocating a number of overheads in Ingredients based on an assessment of the individual division's consumption of shared resources. Since the majority of the shared functions are not assumed by Firmenich, the results of the divested Flavours activities will be calculated without deducting continuing overheads.

Flavours' profit for 2006/07 after allocated costs was DKK 112 million. Adjusted for overheads not part of the transaction (DKK 92 million), profit was DKK 204 million. Ingredients' EBIT before special items but after adjustment for the divested Flavours activities for 2006/07 was DKK 1,592 million. In 2006/07, profit from discontinued operations was DKK 204 million before tax and DKK 143 million after tax.

Revenue

Revenue adjusted for the divestment of Flavours is expected at around DKK 19.0 billion (DKK 18,800 million).

- Ingredients: At around DKK 12.25 billion (DKK 12,074 million), corresponding to around 4% organic growth
- Sugar: At around DKK 6.75 billion (DKK 6,995 million)

EBIT before special items and share-based payments

EBIT adjusted for the divestment of Flavours is expected at slightly under DKK 1,800 million (DKK 2,014 million).

- Ingredients: At around DKK 1,650 million (DKK 1,592 million). The outlook contains a DKK 30 million negative currency effect compared to 2006/07, primarily due to the weak USD
- Sugar: At around DKK 300 million (DKK 581 million)

Special items

Special items are expected to amount to a net expense of around DKK 25 million.

Tax

In view of changed Danish tax legislation, a tax rate of 32% (30%) is expected.

Profit expectations

Profit from continuing operations before share-based payments is expected at the level of DKK 900 million. Profit from discontinued operations is expected at over DKK 400 million after tax related to the divestment of the Flavours activities. Profit for the year before share-based payments is subsequently expected at over DKK 1,300 million (DKK 1,062 million).

Investments

Investments are expected to total around DKK 1.3 billion, corresponding to about 125% of expected depreciation.

Currency and interest assumptions

USD assumptions

The outlook for 2007/08 is based on a USD rate of DKK 5.76 on 30 April 2007, with an average exchange rate in 2006/07 of DKK 5.50. On 18 June 2007, the USD rate was DKK 5.55.

Exchange rate sensitivity

The calculation of sensitivity to changes in the USD rate includes currencies that correlate with the USD. A change in the USD rate of DKK 1.00 and the same relative change in USD-related currencies will cause a change in full-year revenue of around DKK 630 million and in EBIT of around DKK 110 million, assuming that Flavours is divested.

Interest rate sensitivity

The interest rate level for floating-rate loans is expected to be in line with the forward rates prevailing in April 2007. At the end of 2006/07, the Group's average interest rate duration was 4.2 years and 56% of the Group's loans were based on fixed interest rates. A change in interest rates of 1% on an annual basis would – viewed in isolation – impact the Group's interest expenses by around DKK 55 million.

Risk factors

The forward-looking statements contained in this announcement, including expected revenue and earnings performance, inherently involve risks and uncertainties that could be materially affected by factors such as global economic matters, including interest rate and currency movements, fluctuations in raw material prices, production-related problems, breach or unexpected termination of contracts, price reductions resulting from market-driven price reductions, market acceptance of new products and launches of rivalling products. Danisco is only obliged to update and adjust the stated expectations in so far as this is required by law, including the Danish Securities Trading Act.

Other information

Accounting policies etc.
The accounting policies are unchanged from 2005/06.

In the case of discrepancies between the Danish and English versions of the Announcement of Results, the Danish version prevails.

Share capital
As a result of employees having exercised warrants, four capital increases of a total of 4,050 shares were made in 2006/07. At the end of the financial year, the share capital was DKK 978,569,900, equivalent to 48,928,495 shares.

Share-based payments
For several years Danisco has granted share options to the Executive Board and senior managers to motivate and retain them and encourage common goals with the shareholders. Previously, the decision to grant share options was made by the Board of Directors. In consequence of changed legislation and Danisco's policy to follow best practice in corporate governance, any proposal to grant share option programmes to the Executive Board and senior managers will in future be submitted for approval by the Annual General Meeting.

The Board of Directors has decided to propose to the 2007 Annual General Meeting to grant the Executive Board and senior managers, a total of some 150 persons, 600,000 options of which 110,000 are for the Executive Board. The options entitle the holders to buy shares at a price corresponding to the average share price of the five trading days following the Annual General Meeting, i.e. in the period from 30 August to 5 September 2007 (both days included) with a premium of 10% added, the minimum share price, however, corresponding to the average share price of the five trading days before and the five trading days after 20 June 2007. The options cannot be exercised before three years after the grant and must be exercised no later than six years after the grant. The value of the share option programme is calculated at around DKK 38 million according to the Black-Scholes model. The model is based on the following assumptions: volatility: 16.5%, dividend: DKK 7.50 per share, interest rate: 4.5% and a strike price of DKK 495 based on an expected share price of DKK 450.

At the financial year-end, 1,647,338 share options and warrants had been granted to Executive Board members and senior staff, corresponding to 3.4% of the company's share capital. The cost of these programmes is expensed in the income statement on an ongoing basis.

Executive Committee
Fabienne Saadane-Oaks, President of Cultures, becomes a member of the Executive Committee on 1 July 2007.

Proposals for the Annual General Meeting
The Annual General Meeting will be held on Wednesday 29 August 2007 at 4 pm in Tivoli Concert Hall, Vesterbrogade 3, 1630 Copenhagen V, Denmark. The agenda for the AGM will be included in the invitation to the AGM, which will be published and sent to shareholders in early August 2007. The Board of Directors proposes:

- That dividend of DKK 7.50 per share be paid, which is an increase of DKK 0.75 on 2005/06
- That in the period until next year's Annual General Meeting the Board of Directors be authorised to allow the Company to purchase its own shares up to the amount of 10% of the share capital at market price at the time of purchase with a deviation of up to 10%
- Guidelines concerning incentive programmes for the Executive Board
- Share option programme for the Executive Board and senior staff

Corporate governance
The management of Danisco is based on the two-tier system, which separates the Executive Board and the Board of Directors. Danisco's Management – Board of Directors and Executive Board – is committed to exercising good corporate governance and focuses on shareholder relations, long-term value creation and the swift release of relevant information. Danisco generally complies with the corporate governance recommendations of the OMX Copenhagen Stock Exchange with one exception only. The recommendation is that Board members are up for re-election every year at the Annual General Meeting, and that the Board of Directors seeks to ensure a balance of renewal and continuity, in particular in respect of Chairman and Deputy Chairman. Danisco's Board members elected by the general meeting serve for a term of two years, which means that not all Board members are up for re-election each year. This reflects the intention to ensure continuity. In 2006/07, the following measures were implemented in the area of corporate governance:

- Possibility of voting by differentiated proxy at the 2007 Annual General Meeting
- Register of Shareholders management was transferred to VP Securities Services
- Continued focus on compliance with international corporate governance standards

Information meeting
This Announcement of Results is also available at www.danisco.com. The meeting for institutional investors, equity analysts and the press to be held today at 3 pm can be followed on the above website.

Financial calendar

Date		Reporting period
17 August	2007	IR quiet period starts for Q1
29 August	2007	Annual General Meeting 2007
19 September	2007	Q1 results
19 November	2007	IR quiet period starts for Q2
17 December	2007	Q2 results
29 February	2008	IR quiet period starts for Q3
26 March	2008	Q3 results
23 May	2008	IR quiet period starts for Q4
23 June	2008	Q4 results
17 August	2008	IR quiet period starts for Q1
20 August	*2008*	*Annual General Meeting 2008*
18 September	2008	Q1 results

For further information, please contact:
Investor Relations, tel.: +45 3266 2912, investor@danisco.com
Media Relations, tel.: +45 3266 2913, info@danisco.com

Management's statement

The Board of Directors and the Executive Board today considered and approved the Annual Report for 2006/07 of Danisco A/S.

The Annual Report has been prepared in accordance with International Financial Reporting Standards as adopted by the EU and additional Danish disclosure requirements for annual reports of listed companies. We consider the accounting policies to be appropriate and the Annual Report gives a true and fair view of the Group's and the Parent Company's assets, liabilities, financial position, cash flows and results.

We recommend that the Annual Report be adopted by the Annual General Meeting.

20 June 2007

Board of Directors

Anders Knutsen, Chairman

Jørgen Tandrup, Deputy Chairman

Håkan Björklund

Kirsten Drejer

Lis Glibstrup

Peter Højland

Flemming Kristensen

Bent Willy Larsen

Matti Vuoria

Executive Board

Tom Knutzen, CEO

Søren Bjerre-Nielsen

Mogens Granborg

Income statement 1 May 2006 - 30 April 2007

(DKKm)	Q4 2006/07	Q4 2005/06	2006/07	2005/06
Revenue	**5,142**	**5,339**	**20,362**	**20,912**
Cost of sales	(3,228)	(3,345)	(13,234)	(13,672)
Gross profit	**1,914**	**1,994**	**7,128**	**7,240**
Research and development expenses	(269)	(287)	(874)	(943)
Distribution and sales expenses	(701)	(727)	(2,771)	(2,637)
Administrative expenses	(355)	(386)	(1,301)	(1,390)
Other operating income	47	65	128	157
Other operating expenses	(26)	(28)	(92)	(55)
Share-based payments	9	(65)	21	(213)
Operating profit before special items	**619**	**566**	**2,239**	**2,159**
Special items	(78)	(547)	(186)	(768)
Operating profit	**541**	**19**	**2,053**	**1,391**
Financial income	109	87	433	483
Financial expenses	(238)	(230)	(939)	(980)
Profit before tax	**412**	**(124)**	**1,547**	**894**
Income tax expense	(139)	20	(468)	(261)
Profit for the year from continuing operations	**273**	**(104)**	**1,079**	**633**
Profit for the year from discontinued operations	-	-	-	(11)
Profit for the year	**273**	**(104)**	**1,079**	**622**
Distribution of profit for the year				
Equity holders of the parent	276	(142)	1,058	564
Minority interests	(3)	38	21	58
Total	**273**	**(104)**	**1,079**	**622**
Earnings per share in DKK				
EPS	5.66	(2.90)	21.71	11.52
DEPS	5.64	(2.88)	21.58	11.41
EPS from continuing operations	5.66	(2.90)	21.71	11.75
DEPS from continuing operations	5.64	(2.88)	21.58	11.64

The Board of Directors proposes a dividend for the year of DKK 7.50 per share (DKK 6.75) be adopted at the Annual General Meeting.

Cash flow statement 1 May 2006 - 30 April 2007

(DKKm)	Q4 2006/07	Q4 2005/06	2006/07	2005/06
Cash flow from operating activities				
Operating profit before special items from continuing operations	619	566	2,239	2,159
Depreciation and writedowns	301	1,005	1,148	1,879
Adjustments	(207)	(659)	(151)	(574)
Share-based payments paid	(2)	(16)	(75)	(129)
Special items paid	94	(73)	(15)	(246)
Change in working capital	(384)	410	319	691
Income from other investments and securities	43	-	43	10
Interest received	174	37	355	477
Interest paid	(354)	(212)	(895)	(978)
Corporation tax paid	(141)	(217)	(536)	(643)
Total	**143**	**841**	**2,432**	**2,646**
Cash flow from investing activities				
Purchase of enterprises and activities	1	5	(60)	-
Amount payable concerning purchase of activity	-	-	-	(159)
Purchase of property, plant and equipment	(407)	(349)	(1,218)	(1,110)
Sale of property, plant and equipment	40	22	97	43
Purchase of intangible assets	(83)	-	(189)	(239)
Sale of intangible assets	42	-	62	61
Sale of financial assets	(16)	8	36	(16)
Total	**(423)**	**(314)**	**(1,272)**	**(1,420)**
Free cash flow	**(280)**	**527**	**1,160**	**1,226**
Cash flow from financing activities				
Change in financial liabilities	314	(431)	(789)	(1,105)
Acquisition of treasury shares	-	(52)	(123)	(52)
Sale of treasury shares	-	-	87	-
Dividends paid	-	-	(328)	(330)
Change in minority interests	-	(8)	(32)	(79)
Total	**314**	**(491)**	**(1,185)**	**(1,566)**
Cash flow from discontinued operations	**-**	**-**	**-**	**(11)**
Decrease/increase in cash and cash equivalents	**34**	**36**	**(25)**	**(351)**
Cash and cash equivalents at start of period	346	395	411	729
Exchange adjustment of cash and cash equivalents	(8)	(20)	(14)	33
Cash and cash equivalents at end of period	**372**	**411**	**372**	**411**

Balance sheet at 30 April 2007, assets

(DKKm)	30 April 2007	30 April 2006
Non-current assets		
Intangible assets		
Goodwill	10,399	10,689
Other intangible assets	1,213	1,276
Total	**11,612**	**11,965**
Property, plant and equipment		
Land and buildings	2,986	2,990
Plant and machinery	4,744	4,728
Fixtures, fittings, tools and equipment	359	400
Prepayments and assets under construction	604	565
Total	**8,693**	**8,683**
Financial assets		
Investments in associates	12	12
Other investments and securities	127	162
Pension assets	135	121
Deferred tax assets	199	242
Other receivables	318	554
Total	**791**	**1,091**
Total non-current assets	**21,096**	**21,739**
Current assets		
Inventories		
Raw materials and consumables	1,155	1,147
Work in progress	588	655
Finished goods and goods for resale	3,574	3,712
Prepayments for goods	54	49
Total	**5,371**	**5,563**
Receivables		
Trade receivables	3,297	3,390
Corporation tax	290	149
Other receivables	878	913
Prepayments	81	97
Total	**4,546**	**4,549**
Cash and cash equivalents	372	411
Total current assets	**10,289**	**10,523**
Total assets	**31,385**	**32,262**

Balance sheet at 30 April 2007, equity and liabilities

(DKKm)	30 April 2007	30 April 2006
Equity		
Share capital	979	978
Other reserves	(885)	(372)
Retained earnings	12,550	11,802
Equity attributable to equity holders of the parent	**12,644**	**12,408**
Minority interests	305	318
Total equity	**12,949**	**12,726**
Liabilities		
Non-current liabilities		
Mortgage debt	175	190
Other credit institutions	6,104	5,279
Finance lease obligations	37	41
Other payables	82	134
Pension liabilities	442	448
Deferred tax liabilities	1,302	1,278
Other provisions	314	376
Total	**8,456**	**7,746**
Current liabilities		
Mortgage debt	17	16
Other credit institutions	6,243	8,138
Finance lease obligations	4	4
Trade payables	1,396	1,252
Corporation tax	270	272
Other payables	1,888	1,897
Deferred income	42	85
Other provisions	120	126
Total	**9,980**	**11,790**
Total liabilities	**18,436**	**19,536**
Total equity and liabilities	**31,385**	**32,262**

Statement of recognised income and expense

1 May 2006 - 30 April 2007

(DKKm)	Hedging reserve	Translation reserve	Retained earnings	Total	Minority interests	Total equity
Profit for the year	-	-	**1,058**	**1,058**	**21**	**1,079**
Exchange rate adjustment of foreign subsidiaries	-	(426)	-	(426)	(2)	(428)
Currency hedging of net investments in subsidiaries	-	10	-	10	-	10
Tax on currency hedging of net investments in subsidiaries	-	-	(3)	(3)	-	(3)
Hedging of future transactions for the year	(83)	-	-	(83)	-	(83)
Hedges recycled to the income statement	(14)	-	-	(14)	-	(14)
Actuarial gains and losses	-	-	32	32	-	32
Tax on items taken directly to or transferred from equity	-	-	11	11	-	11
Other movements in equity	-	-	2	2	-	2
Net income recognised directly in equity	**(97)**	**(416)**	**42**	**(471)**	**(2)**	**(473)**
Total recognised income and expense for the year	**(97)**	**(416)**	**1,100**	**587**	**19**	**606**

1 May 2005 - 30 April 2006

(DKKm)	Hedging reserve	Translation reserve	Retained earnings	Total	Minority interests	Total equity
Profit for the year	-	-	**564**	**564**	**58**	**622**
Fair value adjustment attributable to the share of Genencor owned before acquisition of the majority	-	-	(90)	(90)	-	(90)
Exchange rate adjustment of foreign subsidiaries	-	124	-	124	3	127
Currency hedging of net investments in subsidiaries	-	(99)	-	(99)	-	(99)
Tax on currency hedging of net investments in subsidiaries	-	-	28	28	-	28
Hedging of future transactions for the year	352	-	-	352	-	352
Hedges recycled to the income statement	1	-	-	1	-	1
Actuarial gains and losses	-	-	42	42	-	42
Tax on items taken directly to or transferred from equity	-	-	(111)	(111)	-	(111)
Other movements in equity	-	-	16	16	(3)	13
Net income recognised directly in equity	**353**	**25**	**(115)**	**263**	**-**	**263**
Total recognised income and expense for the year	**353**	**25**	**449**	**827**	**58**	**885**

Changes in equity

(DKKm)	Share capital	Hedging reserve	Translation reserve	Retained earnings	Total	Minority interests	Total equity
Equity at 1 May 2006	**978**	**352**	**(724)**	**11,802**	**12,408**	**318**	**12,726**
Total recognised income and expense for the year	-	(97)	(416)	1,100	587	19	606
Dividends paid	-	-	-	(328)	(328)	(32)	(360)
Capital increase	1	-	-	-	1	-	1
Equity-settled share-based payments	-	-	-	12	12	-	12
Acquisition of treasury shares	-	-	-	(123)	(123)	-	(123)
Sale of treasury shares	-	-	-	87	87	-	87
Total change in equity	**1**	**(97)**	**(416)**	**748**	**236**	**(13)**	**223**
Equity at 30 April 2007	**979**	**255**	**(1,140)**	**12,550**	**12,644**	**305**	**12,949**

(DKKm)	Share capital	Hedging reserve	Translation reserve	Retained earnings	Total	Minority interests	Total equity
Equity at 1 May 2005	**994**	**(1)**	**(749)**	**11,709**	**11,953**	**333**	**12,286**
Total recognised income and expense for the year	-	353	25	449	827	58	885
Dividends paid	-	-	-	(330)	(330)	(73)	(403)
Capital increase	-	-	-	10	10	-	10
Reduction of share capital through cancellation of treasury shares	(16)	-	-	16	-	-	-
Acquisition of treasury shares	-	-	-	(52)	(52)	-	(52)
Sale of treasury shares	-	-	-	-	-	-	-
Total change in equity	**(16)**	**353**	**25**	**93**	**455**	**(15)**	**440**
Equity at 30 April 2006	**978**	**352**	**(724)**	**11,802**	**12,408**	**318**	**12,726**

Business segments

(DKKm)	Ingredients					Sugar				
	02/03	03/04	04/05	05/06	06/07	02/03	03/04	04/05	05/06	06/07
Income statement										
Revenue	8,651	8,653	9,875	13,289	13,636	8,105	7,941	8,155	7,881	6,995
Intra-group sales	(9)	(8)	(9)	(11)	(13)	(196)	(189)	(186)	(247)	(256)
External sales	**8,642**	**8,645**	**9,866**	**13,278**	**13,623**	**7,909**	**7,752**	**7,969**	**7,634**	**6,739**
Gross profit	**3,545**	**3,425**	**3,955**	**5,558**	**5,755**	**2,000**	**1,946**	**1,796**	**1,682**	**1,373**
EBITDA before special items	**1,837**	**1,668**	**1,886**	**2,355**	**2,516**	**1,583**	**1,543**	**1,463**	**1,319**	**948**
Depreciation before special items	(478)	(433)	(514)	(711)	(720)	(414)	(436)	(428)	(421)	(367)
Operating profit before special items	**1,359**	**1,235**	**1,372**	**1,644**	**1,796**	**1,169**	**1,107**	**1,035**	**898**	**581**
Special items	(24)	-	(193)	(322)	(178)	-	33	65	(506)	(12)
Amortisation of goodwill	(276)	(281)	-	-	-	(128)	(128)	-	-	-
Operating profit	**1,059**	**954**	**1,179**	**1,322**	**1,618**	**1,041**	**1,012**	**1,100**	**392**	**569**
Balance sheet										
Net working capital	2,791	2,872	4,016	4,034	3,903	2,547	2,868	2,967	2,272	2,320
Net non-current assets	3,440	3,422	5,311	5,925	6,098	4,463	4,428	4,264	3,739	3,046
Net operating assets	6,231	6,294	9,327	9,959	10,001	7,010	7,296	7,231	6,011	5,366
Goodwill	4,523	4,281	9,336	9,346	9,056	1,667	1,541	1,542	1,343	1,343
Invested capital	**10,754**	**10,575**	**18,663**	**19,305**	**19,057**	**8,677**	**8,837**	**8,773**	**7,354**	**6,709**
Cash flows										
Investments in property, plant and equipment	438	443	560	966	1,029	374	405	190	128	183
Purchase and sale of enterprises and activities	470	42	5,908	159	60	-	-	-	-	-
Financial ratios (%)										
Gross margin	41.0	39.6	40.1	41.8	42.2	24.7	24.5	22.0	21.3	19.6
EBITDA margin	21.2	19.3	19.1	17.7	18.5	19.5	19.4	17.9	16.7	13.6
EBIT margin	15.7	14.3	13.9	12.4	13.2	14.4	13.9	12.7	11.4	8.3
RONOA	21.4	19.0	18.1	16.4	18.1	17.4	16.2	14.7	14.3	11.4
ROIC	11.3	10.2	9.5	8.0	8.8	12.6	11.8	10.8	10.1	7.7

Top line growth in Ingredients

(%)	Total	Currency	Acquisitions	Organic	Sales distribution
Sales growth by division					
Q4 2006/07 vs. Q4 2005/06					
Bio Ingredients	(1)	(5)	0	4	37
Texturants & Sweeteners	3	(4)	1	6	51
Flavours	4	(3)	0	7	12
Total	**1**	**(5)**	**0**	**6**	**100**
2006/07 vs. 2005/06					
Bio Ingredients	2	(4)	0	6	38
Texturants & Sweeteners	3	(4)	1	6	51
Flavours	0	(2)	0	2	11
Total	**3**	**(2)**	**0**	**5**	**100**
Sales growth by geography					
Q4 2006/07 vs. Q4 2005/06					
Europe	1	0	0	1	41
North America	(4)	(9)	0	5	27
Latin America	11	(9)	0	20	9
Asia-Pacific	3	(6)	2	7	18
Rest of the world	23	(5)	2	26	5
Total	**1**	**(5)**	**0**	**6**	**100**
2006/07 vs. 2005/06					
Europe	4	0	0	4	41
North America	(3)	(6)	0	3	27
Latin America	6	(5)	0	11	9
Asia-Pacific	4	(6)	2	8	18
Rest of the world	10	(3)	1	12	5
Total	**3**	**(2)**	**0**	**5**	**100**

Holding of treasury shares

	Nominal value (DKK '000)	Number	% of share capital
Holding at 1 May 2006	2,064	103,200	0.21
Purchase	4,960	248,000	0.51
Sale, exercise of share options	(3,721)	(186,054)	(0.38)
Holding at 30 April 2007	**3,303**	**165,146**	**0.34**

Quarterly key figures

(DKKm)	2005/06 Q1	2005/06 Q2	2005/06 Q3	2005/06 Q4	2005/06 YTD	2006/07 Q1	2006/07 Q2	2006/07 Q3	2006/07 Q4	2006/07 YTD
Income statement										
Revenue	5,162	5,229	5,182	5,339	20,912	5,283	5,140	4,797	5,142	20,362
EBITDA before special items	872	857	738	822	3,289	976	788	671	896	3,331
Share-based payments	(55)	(9)	(84)	(65)	(213)	56	(38)	(6)	9	21
Operating profit before special items	558	589	446	566	2,159	704	517	399	619	2,239
Special items	(67)	(84)	(70)	(547)	(768)	(16)	(73)	(19)	(78)	(186)
Operating profit	491	505	376	19	1,391	688	444	380	541	2,053
Net financial expenses	(111)	(114)	(129)	(143)	(497)	(93)	(134)	(150)	(129)	(506)
Profit before tax	380	391	247	(124)	894	595	310	230	412	1,547
Profit for the period	268	277	181	(104)	622	423	220	163	273	1,079
Profit attributable to equity holders of the parent	268	269	169	(142)	564	414	215	153	276	1,058
Cash flow from operating activities	1,374	1,280	(849)	841	2,646	1,466	1,303	(480)	143	2,432
Net investments in property, plant and equipment	(233)	(250)	(257)	(327)	(1,067)	(219)	(259)	(276)	(367)	(1,121)
Net investments in intangible assets	(37)	(31)	(112)	2	(178)	(27)	(26)	(33)	(41)	(127)
Purchase and sale of enterprises and activities	(137)	-	(28)	6	(159)	-	(61)	-	1	(60)
Purchase and sale of financial assets	(26)	(65)	67	8	(16)	64	(4)	(8)	(16)	36
Free cashflow	941	934	(1,179)	530	1,226	1,284	953	(797)	(280)	1,160
Balance sheet										
Assets	31,949	33,233	33,803	32,262	32,262	30,799	31,028	32,249	31,385	31,385
Equity attributable to equity holders of the parent	12,485	12,475	12,645	12,408	12,408	12,621	12,544	12,668	12,644	12,644
Equity	12,823	12,750	12,932	12,726	12,726	12,947	12,845	12,978	12,949	12,949
Net interest-bearing debt	13,299	12,791	13,679	13,224	13,224	11,968	11,324	12,063	12,222	12,222
Invested capital	27,195	26,515	27,889	26,566	26,566	25,714	24,999	25,708	25,843	25,843
Return on capital (%)										
ROIC	8.1	7.8	7.4	7.3	7.3	7.8	7.7	7.7	8.0	8.0
ROE	9.0	8.5	8.0	4.6	4.6	5.7	5.2	5.1	8.4	8.4
RONOA (%)										
Ingredients	17.9	17.5	16.6	16.4	16.4	16.9	17.1	17.6	18.1	18.1
Sugar	14.4	13.7	13.9	14.3	14.3	14.5	14.1	12.3	11.4	11.4
Total	15.1	14.7	14.5	14.5	14.5	15.0	15.0	14.6	14.7	14.7
Net working capital										
Ingredients	4,352	4,099	4,204	4,034	4,034	4,001	3,869	3,877	3,903	3,903
Sugar	1,994	1,405	2,621	2,272	2,272	1,431	672	1,614	2,320	2,320
Unallocated	(361)	(361)	(333)	(331)	(331)	(126)	(136)	(139)	(135)	(135)
Total	5,985	5,143	6,492	5,975	5,975	5,306	4,405	5,352	6,088	6,088
Non-current assets										
Ingredients	5,500	5,844	5,894	5,925	5,925	5,945	6,066	6,056	6,098	6,098
Sugar	4,164	4,092	4,162	3,739	3,739	3,674	3,651	3,514	3,046	3,046
Unallocated	289	297	281	238	238	186	207	202	212	212
Total	9,953	10,233	10,337	9,902	9,902	9,805	9,924	9,772	9,356	9,356
Net operating assets										
Ingredients	9,852	9,943	10,098	9,959	9,959	9,946	9,935	9,933	10,001	10,001
Sugar	6,158	5,497	6,783	6,011	6,011	5,105	4,323	5,126	5,366	5,366
Unallocated	(72)	(64)	(52)	(93)	(93)	60	71	63	77	77
Total	15,938	15,376	16,829	15,877	15,877	15,111	14,329	15,124	15,444	15,444
Goodwill										
Ingredients	9,716	9,600	9,516	9,346	9,346	9,259	9,327	9,238	9,056	9,056
Sugar	1,541	1,539	1,544	1,343	1,343	1,344	1,343	1,346	1,343	1,343
Unallocated	-	-	-	-	-	-	-	-	-	-
Total	11,257	11,139	11,060	10,689	10,689	10,603	10,670	10,584	10,399	10,399
Invested capital										
Ingredients	19,568	19,543	19,614	19,305	19,305	19,205	19,262	19,171	19,057	19,057
Sugar	7,699	7,036	8,327	7,354	7,354	6,449	5,666	6,474	6,709	6,709
Unallocated	(72)	(64)	(52)	(93)	(93)	60	71	63	77	77
Total	27,195	26,515	27,889	26,566	26,566	25,714	24,999	25,708	25,843	25,843

*) Calculated on a rolling 12-month basis.

Quarterly key figures

(DKKm)	2005/06 Q1	Q2	Q3	Q4	Full-Year	2006/07 Q1	Q2	Q3	Q4	Full-Year
Revenue per division										
Bio Ingredients	1,230	1,284	1,298	1,283	5,095	1,318	1,340	1,282	1,269	5,209
Texturants & Sweeteners	1,702	1,621	1,624	1,722	6,669	1,773	1,701	1,648	1,769	6,891
Flavours	424	373	373	385	1,555	418	390	355	399	1,562
Eliminations	(2)	(3)	(13)	(12)	(30)	(6)	(3)	(8)	(9)	(26)
Ingredients	**3,354**	**3,275**	**3,282**	**3,378**	**13,289**	**3,503**	**3,428**	**3,277**	**3,428**	**13,636**
Sugar	1,875	2,016	1,956	2,034	7,881	1,847	1,776	1,587	1,785	6,995
Eliminations	(67)	(62)	(56)	(73)	(258)	(67)	(64)	(67)	(71)	(269)
Total	**5,162**	**5,229**	**5,182**	**5,339**	**20,912**	**5,283**	**5,140**	**4,797**	**5,142**	**20,362**
Organic growth per division (%)										
Bio Ingredients	7	4	3	0	3	8	6	4	4	6
Texturants & Sweeteners	9	7	6	5	7	5	6	4	6	6
Flavours	-4	-6	4	0	-2	0	6	-2	7	2
Total	**6**	**4**	**5**	**3**	**5**	**6**	**6**	**3**	**6**	**5**
Revenue per region										
Europe	1,414	1,274	1,311	1,407	5,406	1,506	1,373	1,328	1,416	5,623
North America	943	974	957	952	3,826	963	963	883	910	3,719
Latin America	252	312	313	268	1,145	292	318	307	298	1,213
Asia-Pacific	590	568	547	594	2,299	593	611	587	609	2,400
Rest of the world	155	147	154	157	613	149	165	172	195	681
Total	**3,354**	**3,275**	**3,282**	**3,378**	**13,289**	**3,503**	**3,428**	**3,277**	**3,428**	**13,636**
Organic growth per region (%)										
Europe	3	-3	4	3	2	7	7	1	1	4
North America	6	8	1	0	4	4	2	0	5	3
Latin America	5	18	14	0	10	18	4	5	20	11
Asia-Pacific	13	8	10	8	10	4	11	11	7	8
Rest of the world	7	4	-3	7	4	-3	14	13	26	12
Total	**6**	**4**	**5**	**3**	**5**	**6**	**6**	**3**	**6**	**5**
EBITDA before special items										
Ingredients	666	579	526	584	2,355	690	619	546	661	2,516
Sugar	298	321	334	368	1,319	265	245	171	267	948
Unallocated	(37)	(34)	(38)	(63)	(172)	(35)	(38)	(40)	(41)	(154)
Subtotal	**927**	**866**	**822**	**887**	**3,502**	**920**	**826**	**677**	**887**	**3,310**
Share-based payments	(55)	(9)	(84)	(65)	(213)	56	(38)	(6)	9	21
Total	**872**	**857**	**738**	**822**	**3,289**	**976**	**788**	**671**	**896**	**3,331**
EBITDA margin (%)										
Ingredients	19.9	17.7	16.0	17.3	17.7	19.7	18.1	16.7	19.3	18.5
Sugar	15.9	15.9	17.1	18.0	16.7	14.3	13.8	10.8	15.0	13.6
Total	**16.9**	**16.4**	**14.2**	**15.4**	**15.7**	**18.5**	**15.3**	**14.0**	**17.4**	**16.4**
Operating profit before special items										
Bio Ingredients	120	179	163	170	632	227	205	153	187	772
Texturants & Sweeteners	302	234	182	243	961	247	213	215	274	949
Flavours	41	12	2	32	87	44	29	10	29	112
Central R&D	(8)	(10)	(9)	(9)	(36)	(7)	(9)	(12)	(9)	(37)
Ingredients	**455**	**415**	**338**	**436**	**1,644**	**511**	**438**	**366**	**481**	**1,796**
Sugar	198	221	235	244	898	175	155	80	171	581
Unallocated	(40)	(38)	(43)	(49)	(170)	(38)	(38)	(41)	(42)	(159)
Subtotal	**613**	**598**	**530**	**631**	**2,372**	**648**	**555**	**405**	**610**	**2,218**
Share-based payments	(55)	(9)	(84)	(65)	(213)	56	(38)	(6)	9	21
Total	**558**	**589**	**446**	**566**	**2,159**	**704**	**517**	**399**	**619**	**2,239**
EBIT margin (%)										
Bio Ingredients	9.8	13.9	12.6	13.3	12.4	17.2	15.3	11.9	14.7	14.8
Texturants & Sweeteners	17.7	14.4	11.2	14.1	14.4	13.9	12.5	13.0	15.5	13.8
Flavours	9.7	3.2	0.5	8.3	5.6	10.5	7.4	2.8	7.3	7.2
Ingredients	**13.6**	**12.7**	**10.3**	**12.9**	**12.4**	**14.6**	**12.8**	**11.2**	**14.0**	**13.2**
Sugar	10.6	11.0	12.0	12.0	11.4	9.5	8.7	5.0	9.6	8.3
Total	**10.8**	**11.3**	**8.6**	**10.6**	**10.3**	**13.3**	**10.1**	**8.3**	**12.0**	**11.0**
Special items										
Ingredients	(127)	(84)	(70)	(41)	(322)	(16)	(69)	(9)	(84)	(178)
Sugar	-	-	-	(506)	(506)	-	-	(10)	(2)	(12)
Unallocated	60	-	-	-	60	-	(4)	-	8	4
Total	**(67)**	**(84)**	**(70)**	**(547)**	**(768)**	**(16)**	**(73)**	**(19)**	**(78)**	**(186)**

Stock exchange notices

Stock exchange notices 2006/07

Date		No.	Title
2 May	2006	07	Warrant programme: Issue of new shares
3 May	2006	-	Updated Articles of Association with appendix 1
20 June	2006	08	Announcement of Results for 2005/06
26 June	2006	-	Annual Report 2005/06
31 July	2006	-	Notice convening AGM 2006
2 August	2006	09	Warrant programme: Issue of new shares
3 August	2006	-	Updated Articles of Association with appendix 1
24 August	2006	10	Annual General Meeting – Excerpts from Chairman's report
24 August	2006	11	Annual General Meeting held on 24 August 2006
25 August	2006	12	Danisco withdraws SPEZYME® ETHYL enzyme product from the market
1 September	2006	-	Updated Articles of Association with appendix 1
19 September	2006	13	Announcement of Results for Q1 2006/07
2 November	2006	14	Warrant programme: Issue of new shares
3 November	2006	-	Updated Articles of Association with appendix 1
9 November	2006	15	New reporting structure in connection with 'Unfolding the Potential'
27 November	2006	16	Election of employee representative to the Board of Directors of Danisco A/S
4 December	2006	17	Election of employee representative to the Board of Directors of Danisco A/S
14 December	2006	18	Announcement of Results for H1 2006/07
26 January	2007	01	Warrant programme: Issue of new shares
26 January	2007	-	Updated Articles of Association with appendix 1
19 February	2007	02	Ruling in enzyme patent infringement case
23 February	2007	03	The European Commission announces quota reduction
20 March	2007	04	Announcement of Results for Q3 2006/07
17 April	2007	05	Patent dispute over SPEZYME® ETHYL settled as expected

For further information:
Danisco A/S
CVR no. 11350356
Langebrogade 1
P.O. Box 17
1001 Copenhagen K
Denmark
Tel. +45 3266 2000
Fax +45 3266 2175
www.danisco.com
info@danisco.com

Investor Relations, tel. +45 3266 2912, investor@danisco.com
Media Relations, tel. + 45 3266 2913, info@danisco.com

EXECUTIVE BOARD

DANISCO

First you add knowledge...

Danisco A/S
Langebrogade 1
P.O. Box 17
DK-1001 Copenhagen K
Tel. +45 3266 2000
Fax +45 3266 2175
www.danisco.com
info@danisco.com

Notice no.: 11/2007

2 July 2007

Share buyback initiated – divestment of Flavours implemented

Effective from today, Danisco transfers the ownership of Flavours to Firmenich, a world leader within flavours and fragrances. The sales price of the activities is DKK 3.36 billion or 2.2 times revenue in 2006/07. The transaction was subject to approvals by the relevant authorities and these have now been obtained.

Danisco and Firmenich have entered into a strategic partnership, which will provide unique and flexible solutions for the food industry. The agreement allows Danisco to maintain a unique product offering to its customers and both parties to consolidate their positions in the food industry.

Accounting issues
Profit from discontinued operations is expected at over DKK 400 million, including the proceeds of the Flavours divestment. The released invested capital of around DKK 2.4 billion covers goodwill and operating assets including working capital in equal measure. As a result of the transaction, Flavours' results will be included in Profit from discontinued operations in 2007/08 comprising the results recorded in the period from 1 May 2007 to the time of the divestment as well as the proceeds of the divestment.

Share buyback
As a result of the divestment of Flavours, a share buyback is effected as mentioned in the announcement of 3 May 2007. Consequently, the Board of Directors of Danisco A/S has decided to initiate a share buyback programme according to which Danisco will buy back own shares for an amount of up to DKK 500,000,000 in the period from 3 July to 14 December 2007. The share buyback will be structured in accordance with the provisions of the European Commission's regulation no. 2273/2003 of 22 December 2003, the so-called safe harbour method, which protects listed companies against violation of insider legislation in connection with share buybacks.

Conditions of the share buyback
Danisco appoints Nordea as lead manager for the share buyback programme. Nordea will buy back shares on behalf of Danisco A/S and make trading decisions in respect of Danisco's shares irrespective of and without influence from Danisco as to the timing of the purchases as well as carry out the buyback within the framework set out for the programme.

Danisco's buyback of own shares will be effected under the authorisation granted to the Board of Directors at the company's Annual General Meeting on 24 August 2006 to allow the company within the period up to the next Annual General Meeting to purchase own shares within 10% of the share capital at the market price prevailing at the date of purchase with a deviation of up to 10%.

The purpose of the buyback is to reduce Danisco's share capital and in consequence the Board of Directors will over time submit a proposal to the Annual General Meeting to reduce Danisco A/S' share capital.

Danisco is entitled to terminate the share buyback programme during the period of the programme as a consequence of material adverse changes to the company's financial position or material changes in the market. In the event such decision is taken, Danisco will give notice hereof, and Nordea will in consequence of the termination of the share buyback programme no longer be entitled to buy shares on behalf of Danisco in compliance with the programme.

The maximum total consideration for shares to be bought back under the share buyback programme is DKK 500 million, and the maximum number of shares Danisco is authorised to buy back is 3,914,546 shares, corresponding to 8% of the share capital.

Danisco may not in one single trading day buy back more than 15% of the average daily volume of Danisco shares traded in the 20 preceding trading days on the OMX Nordic Exchange Copenhagen A/S.

In share transactions undertaken under the share buyback programme Danisco may not buy shares at a higher price than the higher of:

- The share price of the last independent transaction and the highest independent bid (highest buyer's bid) at the OMX Nordic Exchange Copenhagen A/S.

Reporting requirements under the regulation referred to above, other legislation and the rules of the OMX Nordic Exchange Copenhagen A/S will be complied with.

Immediately before the programme commences, Danisco's holding of own shares totals 253,646 shares, corresponding to 0.52% of the share capital. These shares have been purchased in order to hedge Danisco's share option programmes.

Outlook
The outlook for 2007/08 is maintained and the announcement of Q1 results is expected to be released on 19 September 2007.

Yours faithfully

Tom Knutzen
CEO

For further information:
Investor Relations, tel. +45 3266 2912, e-mail: investor@danisco.com
Media Relations tel. +45 3266 2913, e-mail: info@danisco.com

DANISCO

First you add knowledge...

10 July 2007 - 11:00

More meat from wheat

In a bid to help pig producers gain more value from wheat, Danisco Animal Nutrition has launched Porcheck, a unique service which allows pig diets to be more accurately reformulated with enzymes, providing opportunities to reduce costs by approximately €2.50/tonne.

"The Porcheck service was developed to help feed producers improve the nutritional value of diets based on wheat, rye, triticale or barley, and containing grain by-products," explains Dr Gary Partridge, Technical Services Director, Danisco Animal Nutrition.

"Wheat is used extensively in pig feeds, but can be a very variable feed ingredient. Variations in its feeding value will result in variable pig performance, which can cost the pig producer around €1.50 per pig in reduced net margin."

Fibre is one of the main factors affecting wheat's feeding value. Soluble fibres in the wheat dissolve in the pig's gut, forming viscous gels which trap nutrients, and slow the rate of digestion and the passage of feed through the gut.

Insoluble fibres can also hold water and bind water-soluble nutrients, as well as enclosing them so that they are less available for digestion. Both types of fibre create more bulk in the pig's gut, which can reduce feed intake and subsequent growth.

Adding specific enzymes which break down fibre alleviates its negative effects on nutrient availability, feed intake and growth. Danisco's Porzyme 9300 contains a highly effective fibre-degrading enzyme. An average of 22 trials with grower/finisher pigs fed wheat-based diets showed that Porzyme improved daily liveweight gain by more than 5% and feed conversion by 4.5% compared to pigs fed diets containing no enzyme.

The magnitude of response to enzyme addition largely depends upon the fibre characteristics of the wheat. Some wheats are more responsive to enzyme addition than others, and this is the basis for the Porcheck service.

Porcheck combines a measurement of wheat's response to enzyme with a unique software program to calculate the most cost-effective dose of Porzyme. For the first time, pig producers and feed manufacturers can optimise enzyme dose according to specific measured wheat parameters.

"It has recently been reported that tight supplies have pushed EU wheat prices and futures to new highs. The new Porcheck service means that pig producers and feed manufacturers now have the opportunity to optimise the feeding value of wheat and maximise profit from enzyme use," concludes Dr Partridge.

Danisco Animal Nutrition, a division of leading global food ingredient specialist Danisco A/S (Denmark), pioneered the development and use of enzymes and betaine in animal nutrition. Its products are now widely used by poultry and pig producers throughout the world.

The company's mission is to deliver innovative, sustainable solutions that increase the efficiency and safety of the food production chain in an environmentally responsible way. Further details are available at: www.danisco.com/animalnutrition.

For further information, please contact:

Andrea Barletta
Global Marketing Director
Danisco Animal Nutrition
Tel: +44 (0) 1672 517777
Email: andrea.barletta@danisco.com

Julian Cooksley
Account Manager
Kendalls Communications
Tel: +44 (0) 1394 610022
Email: julian.cooksley@kendallscom.co.uk

Notes for editors:

- Digital images are available to illustrate this press release.
- The images are only to be used to accompany the press release for Danisco Animal Nutrition and are not to be stored in any form of library or used with any other editorial material.
- Please email: jo.bowron@kendallscom.co.uk

....

7

DANISCO

First you add knowledge...

29 June 2007 - 14:59

Danisco turns soya desserts into superb dairy alternatives

New tailored solutions combine health and appeal



Innovative development at Danisco has arrived at new tailored solutions for delivering the nutritional benefits of soya in great-tasting alternatives to dairy crème desserts.

GRINDSTED® PF 11 and 12 Creamline Stabiliser Systems give healthy soya desserts a deliciously creamy texture, even at low fat levels – ideal for those on lactose-free, vegetarian and vegan diets and the generally health-conscious.

Danisco solutions can be used with soya milk or powdered soya ingredients, and enable the use of vegetable oils, such as rapeseed, soya and sunflower that are naturally low in saturated fat and free of cholesterol. The desserts can also be fortified with calcium, giving them the equivalent calcium content of dairy products.

Both the GRINDSTED® PF Creamline products gain their outstanding functional properties from the natural hydrocolloids carrageenan and guar gum.

Developed by Danisco experts with a broad understanding of how ingredients work in soya products, the solutions are suitable for hot or cold-filled soya crème desserts and are suited to all manufacturing processes including UHT processing and batch pasteurisation. The resulting creamy non-gelled texture remains consistent throughout dessert shelf life without any hint of syneresis.

For more information contact Danisco

Printed Monday, 13 August 2007 from
http://www.danisco.com/cms/connect/corporate/investor+relations/investor+news/en/business+updates/2007/businessupdate_135_en.ht

EXECUTIVE BOARD

DANISCO 8

First you add knowledge...

Danisco A/S
Langebrogade 1
P.O. Box 17
DK-1001 Copenhagen K
Tel. +45 3266 2000
Fax +45 3266 2175
www.danisco.com
info@danisco.com

Notice no.: 11/2007

2 July 2007

Share buyback initiated – divestment of Flavours implemented

Effective from today, Danisco transfers the ownership of Flavours to Firmenich, a world leader within flavours and fragrances. The sales price of the activities is DKK 3.36 billion or 2.2 times revenue in 2006/07. The transaction was subject to approvals by the relevant authorities and these have now been obtained.

Danisco and Firmenich have entered into a strategic partnership, which will provide unique and flexible solutions for the food industry. The agreement allows Danisco to maintain a unique product offering to its customers and both parties to consolidate their positions in the food industry.

Accounting issues
Profit from discontinued operations is expected at over DKK 400 million, including the proceeds of the Flavours divestment. The released invested capital of around DKK 2.4 billion covers goodwill and operating assets including working capital in equal measure. As a result of the transaction, Flavours' results will be included in Profit from discontinued operations in 2007/08 comprising the results recorded in the period from 1 May 2007 to the time of the divestment as well as the proceeds of the divestment.

Share buyback
As a result of the divestment of Flavours, a share buyback is effected as mentioned in the announcement of 3 May 2007. Consequently, the Board of Directors of Danisco A/S has decided to initiate a share buyback programme according to which Danisco will buy back own shares for an amount of up to DKK 500,000,000 in the period from 3 July to 14 December 2007. The share buyback will be structured in accordance with the provisions of the European Commission's regulation no. 2273/2003 of 22 December 2003, the so-called safe harbour method, which protects listed companies against violation of insider legislation in connection with share buybacks.

Conditions of the share buyback
Danisco appoints Nordea as lead manager for the share buyback programme. Nordea will buy back shares on behalf of Danisco A/S and make trading decisions in respect of Danisco's shares irrespective of and without influence from Danisco as to the timing of the purchases as well as carry out the buyback within the framework set out for the programme.

Danisco's buyback of own shares will be effected under the authorisation granted to the Board of Directors at the company's Annual General Meeting on 24 August 2006 to allow the company within the period up to the next Annual General Meeting to purchase own shares within 10% of the share capital at the market price prevailing at the date of purchase with a deviation of up to 10%.

The purpose of the buyback is to reduce Danisco's share capital and in consequence the Board of Directors will over time submit a proposal to the Annual General Meeting to reduce Danisco A/S' share capital.

Danisco is entitled to terminate the share buyback programme during the period of the programme as a consequence of material adverse changes to the company's financial position or material changes in the market. In the event such decision is taken, Danisco will give notice hereof, and Nordea will in consequence of the termination of the share buyback programme no longer be entitled to buy shares on behalf of Danisco in compliance with the programme.

The maximum total consideration for shares to be bought back under the share buyback programme is DKK 500 million, and the maximum number of shares Danisco is authorised to buy back is 3,914,546 shares, corresponding to 8% of the share capital.

Danisco may not in one single trading day buy back more than 15% of the average daily volume of Danisco shares traded in the 20 preceding trading days on the OMX Nordic Exchange Copenhagen A/S.

In share transactions undertaken under the share buyback programme Danisco may not buy shares at a higher price than the higher of:

- The share price of the last independent transaction and the highest independent bid (highest buyer's bid) at the OMX Nordic Exchange Copenhagen A/S.

Reporting requirements under the regulation referred to above, other legislation and the rules of the OMX Nordic Exchange Copenhagen A/S will be complied with.

Immediately before the programme commences, Danisco's holding of own shares totals 253,646 shares, corresponding to 0.52% of the share capital. These shares have been purchased in order to hedge Danisco's share option programmes.

Outlook
The outlook for 2007/08 is maintained and the announcement of Q1 results is expected to be released on 19 September 2007.

Yours faithfully

Tom Knutzen
CEO

For further information:
Investor Relations, tel. +45 3266 2912, e-mail: investor@danisco.com
Media Relations tel. +45 3266 2913, e-mail: info@danisco.com

9,

EXECUTIVE BOARD

DANISCO

First you add knowledge...

Danisco A/S
Langebrogade 1
P.O. Box 17
DK-1001 Copenhagen K
Tel. +45 3266 2000
Fax +45 3266 2175
www.danisco.com
info@danisco.com

Notice no.: 12/2007

9 July 2007

Share buyback in Danisco A/S

On 20 June 2007 the Board of Directors of Danisco A/S decided to launch a share buyback programme under which Danisco will buy back own shares for an amount of up to DKK 500,000,000 in the period from 3 July 2007 to 14 December 2007.

The programme is structured according to the provisions of the EU Commission's regulation no. 2273/2003 of 22 December 2003, also referred to as the 'safe harbour method'.

The following transactions have been made under the programme:

Date	Number of shares	Average purchase price in DKK	Transaction value in DKK
3 July 2007	25,000	415.09	10,377,250
4 July 2007	30,000	420.00	12,600,000
5 July 2007	10,000	425.00	4,250,000
6 July 2007	12,000	418.50	5,022,000
Accumulated volume under the programme	77,000	418.82	32,249,250

With the buyback of shares as stated above, Danisco owns a total of 330,646 own shares of a nominal value of DKK 20 each, corresponding to 0.68% of the total number of issued shares of 48,931,820 shares.

An amount of DKK 467,750,750 remains to be used under the programme.

Yours faithfully

Tom Knutzen
CEO

For further information, please contact:
Investor Relations, tel.: +45 3266 2912, investor@danisco.com
Media Relations tel.: +45 3266 2913, e-mail: info@danisco.com

With 10,500 employees in more than 40 countries, Danisco is one of the world's leading suppliers of food ingredients, sugar and industrial bioproducts. Based on our technology platform we use nature's own raw materials and resources to develop and produce ingredients for food and other products used in everyday life. Danisco ingredients are used in about every second ice cream and cheese, every third box of detergent and every fourth loaf of bread produced globally. Danisco ingredients based on food technology and biotechnology are also used in other consumer products - from feed and toothpaste to biofuel and plastics. Throughout the value chain, sustainability is integrated in Danisco's way of doing business.

10 ,

DANISCO

First you add knowledge...

10 July 2007 - 11:00

More meat from wheat

In a bid to help pig producers gain more value from wheat, Danisco Animal Nutrition has launched Porcheck, a unique service which allows pig diets to be more accurately reformulated with enzymes, providing opportunities to reduce costs by approximately €2.50/tonne.

"The Porcheck service was developed to help feed producers improve the nutritional value of diets based on wheat, rye, triticale or barley, and containing grain by-products," explains Dr Gary Partridge, Technical Services Director, Danisco Animal Nutrition.

"Wheat is used extensively in pig feeds, but can be a very variable feed ingredient. Variations in its feeding value will result in variable pig performance, which can cost the pig producer around €1.50 per pig in reduced net margin."

Fibre is one of the main factors affecting wheat's feeding value. Soluble fibres in the wheat dissolve in the pig's gut, forming viscous gels which trap nutrients, and slow the rate of digestion and the passage of feed through the gut.

Insoluble fibres can also hold water and bind water-soluble nutrients, as well as enclosing them so that they are less available for digestion. Both types of fibre create more bulk in the pig's gut, which can reduce feed intake and subsequent growth.

Adding specific enzymes which break down fibre alleviates its negative effects on nutrient availability, feed intake and growth. Danisco's Porzyme 9300 contains a highly effective fibre-degrading enzyme. An average of 22 trials with grower/finisher pigs fed wheat-based diets showed that Porzyme improved daily liveweight gain by more than 5% and feed conversion by 4.5% compared to pigs fed diets containing no enzyme.

The magnitude of response to enzyme addition largely depends upon the fibre characteristics of the wheat. Some wheats are more responsive to enzyme addition than others, and this is the basis for the Porcheck service.

Porcheck combines a measurement of wheat's response to enzyme with a unique software program to calculate the most cost-effective dose of Porzyme. For the first time, pig producers and feed manufacturers can optimise enzyme dose according to specific measured wheat parameters.

"It has recently been reported that tight supplies have pushed EU wheat prices and futures to new highs. The new Porcheck service means that pig producers and feed manufacturers now have the opportunity to optimise the feeding value of wheat and maximise profit from enzyme use," concludes Dr Partridge.

Danisco Animal Nutrition, a division of leading global food ingredient specialist Danisco A/S (Denmark), pioneered the development and use of enzymes and betaine in animal nutrition. Its products are now widely used by poultry and pig producers throughout the world.

The company's mission is to deliver innovative, sustainable solutions that increase the efficiency and safety of the food production chain in an environmentally responsible way. Further details are available at: www.danisco.com/animalnutrition.

For further information, please contact:

Andrea Barletta
Global Marketing Director
Danisco Animal Nutrition
Tel: +44 (0) 1672 517777
Email: andrea.barletta@danisco.com

Julian Cooksley
Account Manager
Kendalls Communications
Tel: +44 (0) 1394 610022
Email: julian.cooksley@kendallscom.co.uk

Notes for editors:

- Digital images are available to illustrate this press release.
- The images are only to be used to accompany the press release for Danisco Animal Nutrition and are not to be stored in any form of library or used with any other editorial material.
- Please email: jo.bowron@kendallscom.co.uk

Printed Monday, 13 August 2007 from
http://www.danisco.com/cms/connect/corporate/investor+relations/investor+news/en/business+updates/2007/businessupdate_220_en.ht

DANISCO
First you add knowledge...

12 July 2007 - 15:42

Danisco counters rising commodity prices

Emulsifier technology creates opportunities for food manufacturers to cut down on expensive raw materials.



Global price increases affecting commodities such as wheat, gluten and vegetable oils are having a strong impact on the food industry. With no sign of a let up in the upward price trend, Danisco has developed new emulsifier solutions to help food manufacturers absorb the higher costs and limit the price rises passed on to consumers.

The new solutions also counter the increasing world prices for emulsifiers - a direct result of the higher cost of vegetable oils.

Regional emulsifier director Europe at Danisco, Dorte Petersen, points to a number of opportunities to cut down on expensive raw materials in food applications without compromising on the taste, texture, appearance or shelf life of the final product.

"We realise our customers are facing a tough situation with further increases in vegetable oils and emulsifier prices in sight," she says. "Price increases of at least 10% are expected in the global emulsifier market. However, for food producers this increase has a minor impact. A much more severe issue is the general increase of commodity prices, which impacts the cost of the food product much more. We are therefore focused on developing emulsifier solutions that can lessen the impact of these increases on the total food formulation."

In margarine and spreads, new solutions are available that allow the vegetable oil content to be reduced and replaced with water. Other emulsifier solutions target gluten reduction in bread while maintaining a high bread volume.

Alternatively, Danisco's emulsifier technology can enable capacity improvements by increasing throughput on food production lines.

"No one dares risk their brand by compromising on quality, so we are seeing an increased demand from our customers to tap into our competences within these areas. As we are just as affected by these increases in raw material prices as our customers, we are committed to finding a way round them," Dorte Petersen adds.

Palm oil prices have doubled since 2005 and are at a historic high. Along with this, speculations regarding the use of vegetable oil crops as biofuel, the emergence of new applications and growing demand from India and China are largely responsible for the spiralling prices of key commodities.

Contact us for more information - click here

EXECUTIVE BOARD

DANISCO 12.

First you add knowledge...

Danisco A/S
Langebrogade 1
P.O. Box 17
DK-1001 Copenhagen K
Tel. +45 3266 2000
Fax +45 3266 2175
www.danisco.com
info@danisco.com

Notice no.: 13/2007

16 July 2007

Share buyback in Danisco A/S

On 20 June 2007 the Board of Directors of Danisco decided to launch a share buyback programme under which Danisco will buy back treasury shares for an amount of up to DKK 500,000,000 in the period from 3 July 2007 to 14 December 2007.

The programme is structured according to the provisions of the EU Commission's regulation no. 2273/2003 of 22 December 2003, also referred to as the 'safe harbour method'.

Since our Notice no. 12/2007 of 9 July 2007, the following transactions have been made under the programme:

	Number of shares	Average purchase price in DKK	Transaction value in DKK
Accumulated at latest Notice	77,000	418.82	32,249,250
9 July 2007	14,000	416.42	5,829,880
10 July 2007	50,000	418.77	20,938,500
11 July 2007	-	0.00	0
12 July 2007	15,000	417.19	6,257,850
13 July 2007	6,000	418.50	2,511,000
Accumulated volume under programme	162,000	418.44	67,786,480

With the buyback of shares as stated above, Danisco owns a total of 415,646 treasury shares of a nominal value of DKK 20 each, corresponding to 0.85% of the total number of issued shares of 48.931.820 shares.

An amount of DKK 432,213,520 remains to be used under the programme.

Yours faithfully

Tom Knutzen
CEO

For further information, please contact:
Investor Relations, tel.: +45 3266 2912, investor@danisco.com
Media Relations tel.: +45 3266 2913, e-mail: info@danisco.com

13

DANISCO

First you add knowledge...

20 July 2007 - 12:03

Danisco Breaks Ground on Plant Expansion In Madison, USA

July 17th, 2007: Danisco broke ground today on its new 19,200-square-foot facility expansion at 3322 Agriculture Dr. in Madison.

The new expansion will house an ultra-cold storage facility and packaging operations for frozen dairy cultures. Attending the event from the Danisco Cultures Division headquarters in Paris, France were all members of the Danisco Cultures Division management team, including Fabienne Saadane-Oaks, President of Danisco Cultures Division and Pierre Cans, Vice President of Global Operations for Danisco Cultures.

Rod Dahlen, the plant manager states, "This new addition will remove existing bottlenecks and significantly expand our culture capacity at the Madison facility, allowing us to meet the demands of the dairy industry for starter cultures and the rapid growth in probiotics."

In addition, Doug Willrett, Vice President, New Market Development and Madison Site Manager adds, "Danisco's recent move into new administrative offices and laboratories directly adjacent to the plant, along with this current expansion and future corporate-approved projects, reflects a strong commitment to Madison by Danisco."

Willrett added that Danisco has maintained a strong presence in Madison since acquiring local operations in 2004 – operations which recently celebrated a century of doing business in Madison. The local business was originally founded in Madison in 1906 by A.J. Marschall. There are currently more than 125 employees employed by Danisco in Madison.

The internationally diverse Danisco Design Team, which was responsible for developing the plan for this expansion, consists of representatives from Denmark, France, Germany, and North America. Tri-North Builders is the general contractor and Strand Associates, Inc. is the engineering firm.

For more information, please contact:
Mark Wendricks +1 (608) 395 2804

Printed Monday, 13 August 2007 from
http://www.danisco.com/cms/connect/corporate/investor+relations/investor+news/en/business+updates/2007/businessupdate_222_en.ht

EXECUTIVE BOARD

DANISCO 14

First you add knowledge...

Danisco A/S
Langebrogade 1
P.O. Box 17
DK-1001 Copenhagen K
Tel. +45 3266 2000
Fax +45 3266 2175
www.danisco.com
info@danisco.com

Notice no.: 14/2007

23 July 2007

Share buyback in Danisco A/S

On 20 June 2007 the Board of Directors of Danisco decided to launch a share buyback programme under which Danisco will buy back treasury shares for an amount of up to DKK 500,000,000 in the period from 3 July 2007 to 14 December 2007.

The programme is structured according to the provisions of the EU Commission's regulation no. 2273/2003 of 22 December 2003, also referred to as the 'safe harbour method'.

Since our Notice no. 12/2007 of 9 July 2007, the following transactions have been made under the programme:

	Number of shares	Average purchase price in DKK	Transaction value in DKK
Accumulated at latest Notice	162,000	418.44	67,786,480
16 July 2007	13,000	417.85	5,432,050
17 July 2007	6,000	419.55	2,517,300
18 July 2007	33,000	416.95	13,759,350
19 July 2007	6,000	417.50	2,505,000
20 July 2007	6,000	418.77	2,512,620
Accumulated volume under programme	226,000	418.20	94,512,800

With the buyback of shares as stated above, Danisco owns a total of 479,646 treasury shares of a nominal value of DKK 20 each, corresponding to 0.98% of the total number of issued shares of 48,931,820 shares.

An amount of DKK 405,487,200 remains to be used under the programme.

Yours faithfully

Tom Knutzen
CEO

For further information, please contact:
Investor Relations, tel.: +45 3266 2912, investor@danisco.com
Media Relations tel.: +45 3266 2913, e-mail: info@danisco.com

With 9,700 employees in more than 40 countries, Danisco is one of the world's leading suppliers of food ingredients, sugar and industrial bioproducts. Based on our technology platform we use nature's own raw materials and resources to develop and produce ingredients for food and other products used in everyday life. Danisco ingredients are used in about every second ice cream and cheese, every third box of detergent and every fourth loaf of bread produced globally. Danisco ingredients based on food technology and biotechnology are also used in other consumer products - from feed and toothpaste to biofuel and plastics. Throughout the value chain, sustainability is integrated in Danisco's way of doing business.

EXECUTIVE BOARD

DANISCO 15.

First you add knowledge...

Danisco A/S
Langebrogade 1
P.O. Box 17
DK-1001 Copenhagen K
Tel. +45 3266 2000
Fax +45 3266 2175
www.danisco.com
info@danisco.com

Notice no.: 15/2007

30 July 2007

Share buyback in Danisco A/S

On 20 June 2007 the Board of Directors of Danisco decided to launch a share buyback programme under which Danisco will buy back treasury shares for an amount of up to DKK 500,000,000 in the period from 3 July 2007 to 14 December 2007.

The programme is structured according to the provisions of the EU Commission's regulation no. 2273/2003 of 22 December 2003, also referred to as the 'safe harbour method'.

Since our Notice no. 12/2007 of 9 July 2007, the following transactions have been made under the programme:

	Number of shares	Average purchase price in DKK	Transaction value in DKK
Accumulated at latest Notice	226,000	418.20	94,512,800
23 July 2007	-	0.00	0
24 July 2007	21,000	417.98	8,777,580
25 July 2007	10,000	413.75	4,137,500
26 July 2007	19,000	411.45	7,817,550
27 July 2007	10,000	405.00	4,050,000
Accumulated volume under programme	286,000	417.12	119,295,430

With the buyback of shares as stated above, Danisco owns a total of 539,646 treasury shares of a nominal value of DKK 20 each, corresponding to 1.10% of the total number of issued shares of 48,931,820 shares.

An amount of DKK 380,704,570 remains to be used under the programme.

Yours faithfully

Tom Knutzen
CEO

For further information, please contact:
Investor Relations, tel.: +45 3266 2912, investor@danisco.com
Media Relations tel.: +45 3266 2913, e-mail: info@danisco.com

With 9,700 employees in more than 40 countries, Danisco is one of the world's leading suppliers of food ingredients, sugar and industrial bioproducts. Based on our technology platform we use nature's own raw materials and resources to develop and produce ingredients for food and other products used in everyday life. Danisco ingredients are used in about every second ice cream and cheese, every third box of detergent and every fourth loaf of bread produced globally. Danisco ingredients based on food technology and biotechnology are also used in other consumer products - from feed and toothpaste to biofuel and plastics. Throughout the value chain, sustainability is integrated in Danisco's way of doing business.

EXECUTIVE BOARD

DANISCO

First you add knowledge...

16.

Danisco A/S
Langebrogade 1
P.O Box 17
DK-1001 Copenhagen K
Tel.: +45 3266 2000
Fax: +45 3266 2175
www.danisco.com
info@danisco.com

Notice no. 16/2007

2 August 2007

Warrant programme: Issue of new shares

In 2002/03 Danisco set up a warrant programme covering more than 6,300 of Danisco's employees. In the eighth and final exercise period from 20 June 2007 to 18 July 2007 around 6% of the employees decided to exercise their warrants, bringing the total percentage of employees who have exercised their warrants to 99%. The majority chose the option of cash settlement while a small number chose to subscribe for new shares.

At the due date for payment on 1 August 2007, the employees had subscribed and paid for 9,675 shares at a price of DKK 299 in accordance with the warrant programme, and on 2 August 2007 Danisco effected a capital increase of 9,675 shares of DKK 20 nominal value, equivalent to a nominal capital increase of DKK 193,500. The share capital is increased from DKK 978,636,400 (corresponding to 48,931,820 shares of DKK 20 nominal value) to DKK 978,829,900 (corresponding to 48,941,495 shares of DKK 20 nominal value).

Yours faithfully

Tom Knutzen
CEO

For further information, please contact:
Investor Relations, Danisco A/S, tel.: +45 3266 2912, e-mail: investor@danisco.com
Media Relations, Danisco A/S, tel.: +45 3266 2913, e-mail: info@danisco.com

With 9,700 employees in more than 40 countries, Danisco is one of the world's leading suppliers of food ingredients, sugar and industrial bioproducts. Based on our technology platform we use nature's own raw materials and resources to develop and produce ingredients for food and other products used in everyday life. Danisco ingredients are used in about every second ice cream and cheese, every third box of detergent and every fourth loaf of bread produced globally. Danisco ingredients based on food technology and biotechnology are also used in other consumer products - from feed and toothpaste to biofuel and plastics. Throughout the value chain, sustainability is integrated in Danisco's way of doing business.

EXECUTIVE BOARD

DANISCO 17

First you add knowledge...

Danisco A/S
Langebrogade 1
P.O. Box 17
DK-1001 Copenhagen K
Tel. +45 3266 2000
Fax +45 3266 2175
www.danisco.com
info@danisco.com

Notice no.: 17/2007

6 August 2007

Share buyback in Danisco A/S

On 20 June 2007 the Board of Directors of Danisco decided to launch a share buyback programme under which Danisco will buy back treasury shares for an amount of up to DKK 500,000,000 in the period from 3 July 2007 to 14 December 2007.

The programme is structured according to the provisions of the EU Commission's regulation no. 2273/2003 of 22 December 2003, also referred to as the 'safe harbour method'.

Since our Notice no. 12/2007 of 9 July 2007, the following transactions have been made under the programme:

	Number of shares	Average purchase price in DKK	Transaction value in DKK
Accumulated at latest Notice	286,000	417.12	119,295,430
30 July 2007	12,000	405.15	4,861,800
31 July 2007	10,000	408.30	4,083,000
1 August 2007	8,000	404.55	3,236,400
2 August 2007	45,000	409.82	18,441,900
3 August 2007	5,000	405.21	2,026,050
Accumulated volume under programme	366,000	415.15	151,944,580

With the buyback of shares as stated above, Danisco owns a total of 619,646 treasury shares of a nominal value of DKK 20 each, corresponding to 1.27% of the total number of issued shares of 48,941,495 shares.

An amount of DKK 348,055,420 remains to be used under the programme.

Yours faithfully

Tom Knutzen
CEO

For further information, please contact:
Investor Relations, tel.: +45 3266 2912, investor@danisco.com
Media Relations tel.: +45 3266 2913, e-mail: info@danisco.com

With 9,700 employees in more than 40 countries, Danisco is one of the world's leading suppliers of food ingredients, sugar and industrial bioproducts. Based on our technology platform we use nature's own raw materials and resources to develop and produce ingredients for food and other products used in everyday life. Danisco ingredients are used in about every second ice cream and cheese, every third box of detergent and every fourth loaf of bread produced globally. Danisco ingredients based on food technology and biotechnology are also used in other consumer products - from feed and toothpaste to biofuel and plastics. Throughout the value chain, sustainability is integrated in Danisco's way of doing business.

DANISCO

First you add knowledge...

Press Release

16 August 2007

Positive outlook for Danisco's sugar production 2007

The growth season for sugar beet got off to a good start and a record harvest is expected.

Owing to unusually warm and sunny weather in the spring, sugar beet was sown earlier than usual in the countries in which Danisco carries on sugar production. A good start for the growth period combined with this summer's heavy rainfall means that the sugar volume per hectare is at a record high. This is the result of Danisco's first harvest forecast, which indicates total sugar production significantly exceeding the Group's total EU quota of 929,000 tonnes.

This year's first field samples of beet made on 13 August 2007 in Denmark, Sweden, Germany, Finland and Lithuania showed the following results:

	Tonnes beet per ha		% sugar in beet		Tonnes sugar per ha	
Denmark	57.7	(44.5)	14.5	(15.1)	8.36	(6.74)
Sweden	52.0	(38.0)	14.9	(14.5)	7.73	(5.56)
Germany	62.2	(45.0)	14.5	(14.9)	9.02	(6.72)
Finland	36.2	(23.8)	12.8	(13.3)	4.64	(3.14)
Lithuania	49.2	(32.4)	14.2	(13.8)	6.98	(4.47)

The average results of the past five years are shown in brackets.

The beet sample results do not change the previously announced expectations for Sugar's earnings in the current financial year due to the new rules under the EU sugar regime.

Local variations

In Denmark, sugar beet germination was affected by a dry spring, just as differences in rainfall levels account for significant local variations in the beet volume per hectare. Nevertheless, the overall harvest forecast indicates a record-high. The picture is the same in Germany.

Published by Danisco A/S, Communications, Langebrogade 1, PO Box 17, DK-1001 Copenhagen K
Tel.: +45 3266 2000 • Fax: +45 3266 2175 • info@danisco.com • www.danisco.com

In Sweden, a period with rain following immediately after the sugar beet sowing resulted in favourable growth conditions and impressive harvest results are expected. However, in certain areas, extreme rainfall in July has had a negative impact on sugar beet growth.

Also in Finland and Lithuania, sugar beet growth has been influenced by a favourable combination of warm weather and rainfall, the amount of rain, however, being lower than in the other countries. This has resulted in excellent beet growth and production significantly above national quotas.

New EU rules on surplus sugar
Under the EU sugar regime adopted in 2006, sugar production exceeding the quota will be transferred as quota sugar for the following year or used for non-food purposes. In recent years, Danisco's sugar division has increased focus in the non-food area and has gained a strong position in this segment.

The results of the field samples in the various factory areas are listed in table 2 in the appendix.

As in previous years, two field samples in all will be made. The results of this year's second sample will be announced at the beginning of September.

For further information, please contact:
Thomas B. Olsen, Executive Vice President, Agriculture, Danisco Sugar, tel.: +45 32 66 25 85
Dorthe Lindgreen, Communications Manager, Danisco Sugar A/S, tel.: +45 32 66 25 88 / 40 11 66 95

Appendix: Danisco's sugar production 2004-2006 and results of the field samples in Denmark, Sweden, Germany, Finland and Lithuania.

Published by Danisco A/S, Communications, Langebrogade 1, PO Box 17, DK-1001 Copenhagen K
Tel.: +45 3266 2000 • Fax: +45 3266 2175 • info@danisco.com • www.danisco.com

DANISCO

Press Release

First you add knowledge...

Appendix to notice on field samples

Table 1:
Danisco's sugar production in the past three years in the five production countries breaks down as follows:

Country	Production 2004 (tonnes sugar)	Production 2005 (tonnes sugar)	Production 2006 (tonnes sugar*)	Sugar quota (tonnes sugar for 2007/08)
Denmark	472,000	475,000	375,000	364,000
Sweden	372,000	406,000	314,000	292,000
Finland	148,000	179,000	130,000	87,000
Germany	147,000	122,000	114,000	115,000
Lithuania	104,000	92,000	77,000	71,000
In total	1,242,000	1,274,000	1,010,000	929,000

*) Please note that the production figures are not directly comparable with those of previous years due to an extraordinary quota reduction in 2006 and discontinuation of C sugar.

Table 2:
Results of the first field samples for each factory in Denmark, Sweden, Germany, Finland and Lithuania taken on 13 August 2007:

Factory	Tonnes beet per ha	% sugar in beet	Tonnes sugar per ha
Nakskov, DK	58.1	14.7	8.55
Nykøbing, DK	57.3	14.2	8.15
Örtofta, SE	52.0	14.9	7.73
Anklam, DE	62.2	14.5	9.02
Säkylä, FI	36.2	12.8	4.64
Kedainiai, LT	47.3	13.9	6.58
Panevezys, LT	50.8	14.4	7.34

Published by Danisco A/S, Communications, Langebrogade 1, PO Box 17, DK-1001 Copenhagen K
Tel.: +45 3266 2000 • Fax: +45 3266 2175 • info@danisco.com • www.danisco.com

Energy and balance at all levels



DANISCO

First you add knowledge...



SCOPE OF THE REPORT

This is the sixth consecutive year in which we report on our performance in the sustainability area.

Like last year, we have decided to produce a short printed report, covering our most significant work in the sustainability area, and an online report with more detailed information. The online report is available on **www.danisco.com/sustainability.**

A new initiative this year is the combination of our annual sustainability report with *our annual profile brochure* – signalling that sustainability is part of everything we do.

The information included in the report is for the 2006 calendar year and covers all sites where the Danisco stake exceeds 50%.

ASSURANCE PROVIDERS

The assurance provider for this report is Det Norske Veritas (DNV). DNV assures our sustainability data and reporting systems and highlights opportunities for improvements. DNV has assured the following pages of the printed report: 6, 10-11, 15, 18-19, 22-23 and 30-31, as well as additional text for the online report. DNV's *independent assurance statement* is available on our website.

REPORTING GUIDELINES

This year we have, for the first time, employed the new Global Reporting Initiative G3 as our reporting guidelines. Both ourselves at Danisco and DNV confirm that the GRI "C+ application level" has been met.

GROUP KEY FIGURES

(DKK million)	2005/06	2006/07
Revenue	20,912	20,362
Operating profit before special items (EBIT)	2,159	2,239
Profit for the year	622	1,079
Equity	12,726	12,949
Interest-bearing debt, net	13,224	12,222
Invested capital	26,566	25,843
Market value	24,552	21,682
EBIT margin (%)	10.3	11.0
Earnings per share, adjusted (DKK)	11.52	21.71
Book value per share (DKK)	252	258
Market price per share (DKK)	502	443
Dividend per share (DKK)	6.75	7.50

Welcome to Danisco

– a company that embraces an extensive range of *ingredients for industrially* produced food, not to mention sustainable energy, detergents, textiles, plastics and many other consumer products across the world.

Producing food ingredients and sugar may sound relatively simple, but ingredients are not just additives used in the production of bread, ice cream, cheese or yoghurt. They represent worldwide research at the highest level – research that only recently discovered one of nature's basic principles, presenting new perspectives far beyond the food industry.

Danisco is a world-leading biotechnology company with a research staff of approximately 1,000 working in laboratories in China, Denmark, France, the USA and elsewhere and a research budget close to DKK 1 billion. In Denmark alone, the laboratory is so large that it resembles a small food university.

Our almost 9,700 employees are located in more than 40 countries. This gives us a keen overview of our global markets – essential knowledge when competing successfully for industrial customers and consumers who require exciting, new products in countries as diverse as Australia, Brazil, China and Germany. Because of it, we know how an ice cream is supposed to taste and melt whether in Sweden or in India and how toast should crumble in the UK and the USA.

With more than 100 million people regularly eating or using products containing our ingredients, our work covers a multitude of areas and involves a multi-faceted production chain. The responsibilities are huge. For this reason, we work hard to ensure the chain is balanced – whether in relation to energy consumption or the working conditions of our suppliers' employees.

A sustainable approach is part of everything we do. That is why we have taken the decision to combine this year's profile brochure with our annual sustainability report.

Best regards

Tom Knutzen
CEO





RAW MATERIALS:

Industry uses nature's own materials

Whenever you eat soft vanilla ice cream, you probably do not think about the effort that has gone into making it.

Ice cream is more than just sugar and whipped cream pepped up with a little vanilla before being put in the freezer. Hundreds of people and processes are behind the ice cream in the colourful wrapper you enjoy in the sun.

Danisco products are used in ice cream, jam, bread and many other food products. A large number of raw materials go into producing our stabilisers, gelling agents, emulsifiers and the other of our ingredients used in food across the world. Many are natural raw materials such as lemon, birch sap, maize, sugar beet, palm oil or seaweed.

We attach great importance to balancing our use of raw materials with natural resources. And we impose strict requirements on our suppliers – to the benefit of the environment, our employees and, last but not least, consumers.

A gelling agent used in jam, pectin is produced in Mexico, where there are huge citrus plantations. It is the citrus peel left over from juice production that contains the pectin we extract. To ensure more balanced production, much of the peel is returned to local farmers for use as a feed supplement. In other words, we use the peel for pectin and the farmers use it for feed. In this way, every citrus fruit serves three functions: juice, pectin and feed. We also buy bulk quantities of palm oil, using it, for instance, in margarine emulsifiers. Our large oil factory in Malaysia is located at the heart of the world's major palm oil producing region. As a member of the Round Table on Sustainable Palm Oil, we are part of ensuring a sustainable approach to palm oil production.

In Chile we also collaborate closely with our supplier of the seaweed used to produce another gelling agent, carrageenan. This collaboration secures responsible growing methods with all due consideration for the marine environment. Overall we have established a series of basic requirements for suppliers. These requirements are incorporated in all our supplier contracts.

SUPPLIER AUDITS*


North America
8%
South America
11%
Europe
36%
Pacific
2%
Africa
1%
Asia
42%

* Supplier audits conducted by region

GEOGRAPHICAL DISTRIBUTION*


Pacific
6%
North America
21%
South America
9%
Africa
6%
Asia
16%
Europe
42%

* Distribution of suppliers by region

SUPPLIERS

As a responsible company, we strive to ensure we use responsible suppliers with a sound business based on sustainable principles.

Where necessary, our aim is to guide suppliers towards a more sustainable concept by the use of dialogue. Our supplier guidelines represent a valuable tool for this purpose. They are widely used in our organisation and are under implementation in the USA and at recently acquired sites.

Audits are another good tool for promoting dialogue and influencing our suppliers' approach. As we are unable to audit all our many suppliers, we focus on those of greatest strategic importance and considerable size.

Supplier audits are the responsibility of our local production sites, the audits are followed up by a detailed report and a request to the supplier to provide an action plan.

A number of our suppliers are "shared", which means they supply raw materials to several Danisco sites and, in these cases we ensure that the audits are coordinated between divisions. Today the responsibility for coordination of shared supplier audits has been transferred from Global Purchasing to Corporate Sustainable Development.

For several years, a supplier audit group has worked to develop tools for obtaining uniform requirements on suppliers around the world. The tools are widely used but still under implementation in the USA and at newly acquired sites. Our first two supplier audit courses in 2004 and 2005 both focused on the training of internal auditors. Another internal supplier audit course is planned for 2007. The participants are those who typically conduct supplier audits, including purchasers and quality and product service staff.

We plan to introduce a risk assessment model to help us assess the risks related to certain suppliers focusing on geographical location and other issues. The model will enable us to assess which suppliers we should prioritise for auditing.

Danisco's suppliers outside Europe, North America and the Pacific account for around one third of all our suppliers. About 43% of the supplier audits carried out in 2006 were conducted in identified high-risk countries in relation to human rights such as India, China, Philippines, Indonesia, Mexico and Brazil.

RELATED ONLINE TOPICS

- Sustainable agriculture
- Sustainable palm oil



SEAWEED FROM CHILE

Sustainable technology has proven successful in securing resources of black and red seaweed, the primary raw materials used for the production of carrageenan at the Danisco plant in Chile. As a result, the technology has caused new local suppliers to emerge in the form of mussel farmers and fishermen who see sustainable seaweed production as an alternative source of income.

The first project to develop a method for commercial seaweed cultivation on long lines was initiated in 1997 in cooperation with some of Danisco's competitors and with the support of the Chilean Fishery Development Institute. In 2003, Danisco took the decision to take this newly developed technology to the next phase and initiate pilot-scale cultivation at sea. But problems with fouling revealed that the time required to clean the system significantly limited efficiency. For this reason, the method was never expanded to commercial scale.

At the same time, another technology appeared – repopulation – which involves inoculating stones with seaweed seeds and placing them on the seabed. The technology was developed in situ in collaboration with people that normally handle sea products, eliminating the need for investment in a hatchery phase and long line materials.

Beginning in June 2005, work with this technology produced the first positive results at the end of 2006. If all continues to go well, continuing supplies of the raw materials for carrageenan production should be assured.



Local fishermen in Chile.

SUPPLIER REQUIREMENTS

We cannot fulfill our goal of being a sustainable company without our suppliers' help and cooperation. Therefore, we strive to develop relationships with suppliers that share similar values and conduct business in an ethical manner.

All our existing raw material suppliers are approved, and documented specifications exist for all raw materials.

Our approved suppliers must comply with the International Labour Organisation's (ILO) Convention. Particular attention is paid to: Equal opportunities, freedom of association, abolition of forced labour, elimination of child labour, wages and work hours.

INNOVATION:

The environment and consumer well-being

Our hundreds of scientists care about more than just developing exciting, new consumer products. They also care about developing products that can help improve the balance of everyday life – whether by reducing CO_2 emissions or taking the fat out of ice cream.

At our major research centre in Silicon Valley, USA, we conduct research into basic biotechnology processes. Here, enzymes are developed for a wide range of leading consumer products, such as environmentally friendly bioethanol, a supplement for car fuel.

We work intensively on enzymes that can convert straw and twigs into second-generation bioethanol. This is the most sustainable type of ethanol as it is based on agricultural residues rather than grain and maize – a source of balanced energy. Danisco is the world's second-largest producer of enzymes.

Our Cultures Division also works hard on balancing your stomach. While yoghurt and cheese cultures have been used for thousands of years, today it is possible to work with them at molecular level and make them beneficial to the immune system. Most recently, various strains have been proven to have a pain-reducing effect when the human gastrointestinal system is exposed to strong medication or operations. Earlier this year, our cultures team made a world-class scientific breakthrough when they discovered one of nature's basic principles – how a live cell protects itself against a virus. This fundamental finding may have huge potential in sectors outside the food industry. The discovery was published in the internationally recognised Science magazine in March 2007.



BIOTECHNOLOGY FOR THE BIOBASED ECONOMY

There is an increasing need for sustainable solutions to today's industrial processes for producing chemicals and fuel. By enabling their production using renewable carbon from plant-derived sources, there could be environmental and economic gains for society at large. In this so-called biobased economy, greenhouse gas emissions and end-of-pipe *pollution would be reduced and rural* farm economies stimulated by the development of non-food uses of *plants and crop residues.*

We believe that the tools of modern biotechnology can lead to developing technologies crucial to realising this vision. Through this route, it will become possible to develop new applications using products that, for economic, safety or environmental reasons, were not available before.

Product performance can be improved and *production efficiency increased, reducing* energy and raw material consumption and waste in the process.

At Danisco, biotechnology is a key innovation tool in many of our sectors. Gene technology makes it possible to develop new strains of microorganisms that produce enzymes for various applications. Our scientists can also use gene technology to tailor enzymes for specific customer needs, providing benefits in both production efficiency and in the final product. To us, biotechnology is indispensable.

Policy-makers need to be aware of the potential to *develop a biobased economy,* using biotechnology as a core enabling technology. We strive to promote its development by explaining that environmental and economic gains can go hand in hand, when using bioprocesses to replace chemical synthesis in industrial production and *in* production of consumer products.



RELATED ONLINE TOPICS

- Animal and human studies
- REACH
- GRINDSTED®SOFT-N-SAFE
- Biodiversity

BIOETHANOL PRODUCTION

The transportation sector urgently needs an eco-friendlier alternative to petroleum and bioethanol is a key renewable alternative, which reduces greenhouse gas emissions. The development of renewable energy also offers the advantage of promoting energy supply security by way of its local production and reduced dependence on oil-exporting countries. Bioethanol is today politically promoted in Brazil and the USA. The EU also recently set binding targets for biofuels to account for 10% of the transport sector's fuel consumption by 2020.

Danisco is a world leader in the production of enzymes for fuel ethanol. Since 2000, we have been actively involved in developing technology for making biomass ethanol a reality. In December 2006 our Genencor Division announced a key strategic partnership with Mascoma of Cambridge, USA for a demonstration facility for the development and production of cellulosic ethanol, which will pave the way towards commercialising this technology.

Using conventional technology, bioethanol can also be produced from sugar juice. In December 2006 we decided to construct a bioethanol plant in connection with our sugar factory in Anklam, Germany. The investment is relatively modest as many operational synergies are possible with the sugar plant. An investment subsidy has also been obtained from the authorities due to Anklam's location in a disadvantaged area.

The EU sugar reform has had a serious negative impact on our Anklam sugar operation. Our investment in bioethanol will underpin the continued profitability and viability of the sugar plant.


研发机构
Danisco is proud to have received the Jiangsu award.

INNOVATION RECOGNISED IN CHINA

We dedicate many resources to generating knowledge through research and development. These efforts were recently recognised in China where the Danisco China Innovation Centre received an award from the Jiangsu Government, Department of Science and Technology for its contribution to local industry and the community.

Commenting on the award, general manager of Danisco China, Dr. Yongjing Li said: 'Our innovation capability has greatly helped the growth of the Chinese food industry. We have the best talents on our team to carry out our innovation projects and serve our customers.'


VAPOR

PRODUCTION:

Production in balance with our surroundings

We have a global network of production facilities around the world. For us, that makes sense, both commercially and environmentally.

Considerable money and resources can be saved by manufacturing products close to the source of raw materials instead of transporting them around the world.

But such local production also places upon us a great responsibility in many countries, towards the local community, employees and the environment. We work hard to be a good citizen in harmony with the local communities where we operate.

One example of this can be found within our sugar division which, over the years, has optimised efficiency and processing at its factories, turning them all into state-of-the-art facilities. As a result, we are today one of Europe's most efficient sugar producers, not only in terms of yield but also energy consumption. Relations with the surrounding communities are strong.

Part of this optimisation process relates to our use of sugar beet. After the sugar has been extracted from the beet, the remainder is used for animal feed, but we have also developed a drying method for processing the fibres so part of them can be used for our Fibrex® dietary supplement.

Energy consumption is another area of focus. For some years, we have set targets for reducing our CO_2 emissions and have often exceeded our targets for reducing waste, energy consumption and pollution.

To ensure our targets are not forgotten in a desk drawer, our sustainability employees make regular factory audits to assess whether our requirements are being met.



NEW PRODUCTION SITE DESIGN

A state-of-the-art enzyme manufacturing facility has been built in Wuxi, China, to serve as the production, application and technical service hub for our Genencor Division in the Asia Pacific region. Replacing an existing facility in the same area, the new facility went into operation in April 2007.

Site and divisional environmental, health and safety (EHS) experts were actively involved in the design, construction and commissioning of the facility. As well as providing technical support and design recommendations to minimise EHS risks in the process and facility layout, the experts have facilitated regulatory review and permit approvals and are involved in planned future expansions Cross-functional teams have identified, prioritised and addressed EHS risks – risk identification taking place with the aid of 3D design models and other tools. In addition to local regulations and international standards, best practices were harvested from existing facilities. In some cases the use of new technology has improved performance further.

Occupational health and safety focus areas include improved control of hazardous energy, additional local and general exhaust ventilation to prevent airborne exposure and improve workplace comfort, and an enhanced ergonomic design for material handling.

To reduce environmental impact, a focus on velocity maintenance in pumping, condensate heat recovery, and variable frequency drives on large motors has enhanced energy efficiency. Special attention has also been placed on chemical containment and storm drain protection to eliminate chemical releases from spillages external to the facility.

The use of an internally designed bio-filter is particularly notable, using naturally occurring microorganisms on pine bark to eliminate odours from fermentation and media sterilisation. Sulphur odours have also been mitigated in the new wastewater treatment facility through scrubbing and salt recipitation.

To conserve water, the new facility has a clean-in-place installation, which recycles water for cleaning vessels, process equipment and piping several times before discharge. In this way, water consumption can be reduced by an estimated 300,000 litres per fermentation.

ENERGY IN DANISCO

There are several reasons for focusing on energy consumption. In addition to the environmental impact in the form of used resources and air emissions that contribute to global warming, there are financial concerns. Many initiatives have been taken over the years to reduce energy consumption. Further initiatives in lowering the consumption are an on-going challenge.

Among the current initiatives is the goal set by the Genencor Division to reduce energy consumption by 5% in 2007. The emulsifier business unit aims to reduce energy per production by 8% from 2005 to 2009.

Renewable energy sources, such as biogas and waste, account for 9.2% of our external and 2.6% of internal energy production.

ENERGY IN DANISCO SUGAR

The Sugar Division uses a significant proportion of the total energy consumed, even though sugar production generates around three times as much energy via photosynthesis as is used. Excluding the cost of sugar beets, energy constitutes over 50% of the Sugar Division's production costs.

Danisco Sugar has always maintained a strong focus on energy consumption, which has been cut by 40 per cent over the last 40 years. The sugar division continue to focus on energy and has established a focus group to identify approaches to reduce the energy consumption, in the short and long term. The group will also look at the energy sources used and consider the use of green energy.

Already in 2007 a 3% reduction in energy costs is expected as equipment is being moved from the three sugar factories closed due to the EU sugar reform to the remaining factories. Another opportunity is to increase the selling of surplus heat and this will be investigated through the coming years.

Looking to the longer term, energy optimisation is being investigated in connection with by-products and waste streams. Examples include increased biogas production from wastewater treatment and estimates regarding the use of beet pulp as an energy source.

RELATED ONLINE TOPICS

- Use of resources
- Waste
- Emissions
- Environmental expenses & investments
- Environmental due diligence
- Environmental incidents
- Corporate sustainability audits

FALLING CO_2 EMISSION AND ENERGY CONSUMPTION FOR DANISCO SUGAR, DENMARK



160
150
140
130
120
110
100
90
80
70
60
1960
1965
1970
1975
1980
1985
1990
1995
2000
2005

■ CO_2 emission per tonne sugar produced
□ Energy consumption per tonne sugar produced



EMPLOYEES:

Energy makes all the difference

To remain at the forefront and a world leader in our field, we need the best employees we can get – from the scientist with a PhD to the employees in production and service. We need optimum performance at all levels. State-of-the-art plants and laboratories cannot do the job alone.

But the best employees make demands. If they are to remain in their jobs and maintain a high level of motivation, employees expect decent treatment from their employer.

That is not a problem at Danisco. Treating our employees decently and ensuring a healthy and safe working environment are fundamental to our way of working. We recognise employees as our main resource – a prerequisite for the company's existence and survival in the face of global competition.

Employees must be heard and frequently told that we value their efforts from the moment we recruit them to the day they eventually leave us.

From the balance between working and family life to the supplementary training and health insurance that keep work spirits high, we have every aspect covered in our social policy. This has, for many years, also dealt with the right to organise, protection of human rights, equal opportunities and working hours.

To give employees the opportunity to influence their own working conditions, appraisal interviews are held each year.

Global employee satisfaction surveys conducted every two years investigate working conditions, job satisfaction and relationships with managers. The results provide our human resources team with an overview of where to target improvements, courses or management training.

In the event that rationalisation makes redundancies unavoidable, it is equally important to employees' job satisfaction that they know they will be treated decently. We pride ourselves on treating redundant employees in a fair way to ensure they leave the company with a good impression.

Former employees are important Danisco ambassadors.





CORPORATE SOCIAL POLICY

Our corporate policy on social responsibility covers the following areas:

- Protection of human rights
- Equal opportunities
- Freedom of association
- Abolition of forced labour
- Elimination of child labour
- Remuneration
- Working hours
- Development
- Layoffs
- Business ethics
- Suppliers

For example in the event of layoffs, we meet or exceed applicable laws and industry standards, providing advice and guidance to our employees and actively supporting them in trying to find new jobs. It is important to ensure that former employees leave Danisco with a good impression.

RESTRUCTURING FOLLOWING EU SUGAR REFORM

Our ability to respond effectively to change is a crucial factor in securing the continued efficiency and viability of our company.

This includes adjusting staff levels to actual requirements when necessary, always in accordance with our social policy.

The new EU sugar regime introduced in July 2006 will involve substantial changes to the price, export and operation conditions for all European sugar producers, and thus for Danisco. Shortly after the EU reform was adopted in early 2006, we were able to announce on 9 February the measures considered necessary to adjust our sugar activities to the new conditions. On that day, all the Sugar Division's employees were informed about the plans at meetings as well as through printed and electronic channels. The measures included closing Danisco's sugar factory at Köpingebro, Sweden, immediately and the plants in Assens, Denmark, and Salo, Finland, after the 2006 production season. In addition, it was decided to reorganise the Sugar Division's administrative and head office functions, also relocating the Arlöv-based functions to the Copenhagen site. Danisco also decided to sell part of the Finnish and Swedish sugar quotas and to buy extra quota for the factory at Anklam, Germany.

In an early phase, dialogue sessions were conducted with shop stewards to discuss the principles for the support measures to be provided for affected employees. Job offices were then established at the three plants and all employees were offered individual interviews, assistance in applying for and finding new jobs as well as access to further training. The overall focus of the support programme has been to help all affected employees move on in their working and private lives, gearing support measures to individual needs.

Overall, the restructuring process has directly affected around 400 employees. The vast majority have found new jobs inside Danisco or at other companies. We continue to assist those who are still seeking new opportunities.

SAFE BEHAVIOUR

Our ideal health & safety vision is zero injuries. On the way to that goal, we aim to reduce our *lost time injury rate significantly* within five years. To achieve this, all divisions and business units work continuously to improve performance.

We have set minimum requirements that ensure a basic level of safety at our sites. Once these are ensured, an occupational health & safety management system is implemented. Both the minimum requirements and management systems are assessed by *corporate audits*. Guidelines and forums are available to support this work.

In 2006, we started a pilot project on behaviour-based safety. *This includes a training* course for representatives from the selected pilot sites; the testing of a common IT tool for data collecting; and a behavioural safety survey of all employees at the pilot sites. The aim is to identify the dos and don'ts of implementing a safe behaviour programme before global implementation commences in 2007.

By 2009, all production sites should have begun implementing behavioural safety.

	2004	2005	2006
Lost time injury rate*	0.3	0.5	9.0
Absence rate**	1.2	0.9	0.7

* Number of lost time injuries with one or more lost workdays per million working hours

** Number of lost working hours per 1,000 working hours

RELATED ONLINE TOPICS

- Health & safety performance
- Code of conduct & ethical hotline
- Years of service & age distribution
- Women in the work force
- Annual appraisals & reviews
- Training of employees
- Management programmes
- Benefits



OBJECTIVES

- *Our ultimate vision is zero injuries.* By the end of 2012, we aim for a lost time injury rate of less than 2 per million working hours.
- *Minimum 35% of our sites* are to receive training in behavioural safety in 2007/08 and 2008/09.
- *Three health & safety* e-learning courses on slips, trips and falls, personal protective equipment and fire safety, are to be launched in 2007/08.

'Danisco ingredients are in every second cheese.'



CUSTOMERS:

Understanding customers around the globe

The development of modern consumer products does not come out of the blue. It results from close collaboration with major industrial customers, whether they produce food or other consumer products.

As most of our products are for human consumption, food safety is a top priority for us at Danisco. We have a responsibility towards the consumers who eat food containing our products and make this a major consideration when developing products.

Our customers are invited to visit our worldwide Research & Development units, where they can work with our innovation staff to develop the foods they see a need for or that consumers demand. To provide our customers with inspiration, we develop many new product concepts. But most commercial innovations are developed in cooperation with major food producers – drawing on the customers' and our own knowledge of consumer food trends.

To stop a hot dog bun from falling apart when you cut into it or ensure bread does not leave too many crumbs in bakery machinery when sliced, we have developed the best enzyme for the job. To produce vanilla ice cream without fat, we have an emulsifier that ensures the final product has the delicious taste and feel of regular ice cream. Such an ice cream product itself represents the ultimate sustainability story – following today's dietary trends, containing sustainable vanilla and produced with all due consideration for the environment.

For us at Danisco, it is essential that we work in harmony with our surroundings. As sustainability attracts growing attention around the world, this attitude is greatly to our advantage. Today, when developing new foods or consumer products, we regularly find that our approach is the one both customers and consumers prefer.

FOOD SAFETY

Product safety and quality are key issues for us at Danisco. For this reason, we require all our manufacturing sites to implement HACCP (Hazard Analysis Critical Control Points) systems and GMP (Good Manufacturing Practice) systems.

HACCP systems identify the most critical steps of a process with respect to food safety and their appropriate management. GMP systems address issues such as record keeping, personnel qualifications, hygiene, cleanliness, equipment verification, process validation and complaint handling. Information on customer complaints enables us to identify weaknesses in our processes and initiate continuous improvements that enhance our ability to meet customer expectations.

All our products are identifiable through a unique material number and batch or lot number. These numbers are the key to data about the raw material batches used, all relevant process data, and the customers who have received the final product. Thanks to this full product traceability, we are in a position to activate an efficient recall system.

All production sites are required to conduct annual mock recalls to train our ability to contain a food safety problem fast and effectively in order to minimise potential negative consequences. In 2006 we carried out five product recalls related to food safety due to our own standards as a precaution.

Allergens are a serious food safety threat to many consumers all over the world. Several years ago, a decision was taken to implement a global allergen policy. By this, all production sites are required to integrate allergen management in their food safety management systems.

A strong emphasis on site security further supports our policy to produce safe products.

ISO 22000 FOOD SAFETY MANAGEMENT STANDARD

The ISO 22000 standard specifies requirements for a food safety management system in order to ensure that food products are safe at the time of consumption. It is aimed at all players in the food chain from feed producers through food manufacturers to retail and food service suppliers. Three months after the standard was launched in September 2005, Danisco became the first company to achieve ISO 22000 certification. The first site to be certified was the Danish sugar factory in Assens, followed by another Danish factory – Danisco Sugar Nakskov – in January 2007. The Sugar Division has now decided to achieve certification for all remaining sugar sites during 2007 and 2008. Other well-known food safety management standards are already implemented at most of our production sites. Since the launch of ISO 22000, there has been growing interest in replacing them with the international standard. Within our ingredients divisions, we have decided to run a pilot project on ISO 22000 implementation.

MANAGEMENT SYSTEMS

Our staff must work under safe conditions, our products must be safe, and we must control all aspects related to product quality and the external environment. To ensure this, we focus on implementing management systems at our production sites.

All sites should have implemented environmental and health & safety management systems by the end of 2005, although individual targets have been defined for sites acquired since 2000. HACCP management systems must also be implemented.

RELATED ONLINE TOPICS

- Traceability
- Food allergens
- Customer satisfaction measurements
- Danisco Partnerweb

Today 96% of sites have *quality management* systems in place. Three sites acquired in 2004 did not meet the implementation deadline in mid-2006. One of them will be closed in 2007. Of the sites owned prior to 2004, 88% have implemented environmental management systems, while 64% have implemented health & safety management systems. At the end of 2006, all sites owned prior to 2002 had implemented HACCP. Implementation of management systems is in progress at the *remaining sites*, and deadlines have been defined for sites acquired in 2004 and 2005.



IMPLEMENTATION OF MANAGEMENT SYSTEMS

Area	Objective	Measure	2002	2003	2004	2005	2006	Target
Food safety	Implementation of HACCP systems	% of sites with HACCP implemented	91	91	95	95	100	Sites owned prior to 2002 must implement before year-end 2002
			-	67	67	100	100	Sites acquired in 2002 must implement before year-end 2003
			-	-	46	46	85	Sites acquired in 2004 must implement before year-end 2005
			-	-	[illegible]	22	44	Sites acquired in 2005 must implement by mid-2008*
Quality	Implementation of ISO 9001 systems	% of sites with ISO 9001 implemented	81	85	89	98	100	Sites owned prior to 2002 must implement before year-end 2005
			-	33	67	100	100	Sites acquired in 2002 must implement before year-end 2006
			-	-	69	77	77	Sites acquired in 2004 must implement before year-end 2006
			-	-	[illegible]	90	100	Sites acquired in 2005 must implement by mid-2007
Occupational health & safety	Implementation of OHSAS 18001 systems	% of sites with OHSAS 18001 implemented	2	4	[illegible]	58	64	Sites owned prior to 2002 must implement before year-end 2005
			-	0	0	50	50	Sites acquired in 2002 must implement before year-end 2006
			-	-	0	0	8	Sites acquired in 2004 must implement by mid-2008
			-	-	[illegible]	11	11	Sites acquired in 2005 must implement by mid-2008*
Environment	Implementation of ISO 14001 systems	% of sites with ISO 14001 implemented	30	43	53	84	88	Sites owned prior to 2002 must implement before year-end 2005
			-	0	33	50	50	Sites acquired in 2002 must implement before year-end 2006
			-	-	0	0	8	Sites acquired in 2004 must implement by mid-2008
			-	-	[illegible]	22	22	Sites acquired in 2005 must implement by mid-2008*

*Goals will be defined for the site in Anyang, China

CONSUMERS:

At the forefront of balanced consumption

In today's world, there are many trends within food and other consumer products. Satisfying these *trends requires* balancing considerations for the environment and, as far as possible, consumer health. When it comes to food products, such considerations must also be balanced with a good taste and convenient consumption.

Enzymes for bioethanol and textiles represent an area where we hold a leading position in the world market. Among the best examples of an area beneficial to the environment at large, enzymes make it possible to wash textiles at energy-saving low temperatures, produce stonewashed jeans without the use of stones and manufacture CO_2-neutral bioethanol.

But the external environment is only half the equation. The other is the internal human environment. *Here, while several trends dominate,* the dominant view is that food should contribute to well-being and not obesity. The *rapid growth of mood* food is one example, a trend based on the belief that food affects people's mood and mental health. Present in *fish oil, omega-3 fatty* acids such as DHA are proven to have a beneficial effect.

Perhaps the most rapidly growing trend is *in food for improved* digestive health, whether food products or spring water with added fibre or yoghurt containing beneficial cultures.

By monitoring these and many other trends closely, we are at all times equipped to support the world's major food companies in meeting consumer demands.



HEALTH & NUTRITION INGREDIENTS

	Cardiovascular health	Digestive health	Immune health	Diabetes	Oral health	Weight management
Fructofin®						●
Xylitol		●		●	●	●
Litesse®		●		●	●	●
Lactitol		●		●	●	
BENEFAT®						●
Betaine	●					
Probiotics		●	●			
Fibrex®	●	●	●			●

Stabilisers, emulsifiers and *flavours* are essential ingredients in manufacturing palatable food and beverage products with enhanced nutritional profiles (low trans, low/reduced sugar, salt or fat, high fibre) and the right texture and *flavours* (*enablers*)

HEALTH & NUTRITION INGREDIENTS

Nutrition plays an important role in maintaining health and wellbeing and reducing the risk of chronic diseases. At Danisco we use our core technologies to tailor a range of ingredients that improve the nutritional profile of everyday food. In other words, we strive to bring health to the consumer's everyday life.

Today we are an important supplier of food solutions that target digestive, oral, immune and cardiovascular health, as well as ingredients beneficial in the fight against obesity and diabetes. All based on solid science. Our cross-organisational health & nutrition network is responsible for coordinating, communicating and identifying new ingredient opportunities to strengthen our position in this market segment. We also have a health & nutrition marketing forum, the main focus areas being to support, train and equip the sales force with value-adding sales tools. This enables them to capture business opportunities and meet customer requests more effectively.

In October, the health & nutrition network hosted a symposium at our headquarters in Copenhagen. The 150 participants included representatives from 50 customers and a line-up of world-renowned speakers. Important health & nutrition topics were addressed, including bioactive food components and their role in reducing the risk of chronic diseases, functional food developments in Asia, nutrigenomics and nutritional strategies for weight management, cardiovascular and digestive health. In holding the symposium, our intention was to provide an opportunity for informal discussions and networking, as well as to identify new areas for future development in the health & nutrition field.

Above is a list of some of the health & nutrition ingredients we offer our customers.

Local farmer in Malawi.



ORGANIC PRODUCTS

The market for organic food and beverage products has developed rapidly over the last few years, experiencing impressive growth rates. To obtain organic certification, growers may use no chemical pesticides or commercial fertilisers. In addition, organic foods must be minimally processed without artificial ingredients, preservatives or irradiation. A thorough certification process ensures companies meet the criteria.

We are expanding our product portfolio in this area to assist food producers in meeting consumer demands. At the moment our organic range includes locust bean gum, cultures for use in finished products like yoghurt and cheese, a number of sugar products, vanilla and almond flavours, as well as a number of stabiliser blends for use in, for example, organic dairy products and frozen desserts.

FAIRTRADE

Fairtrade is an alternative approach to conventional international trade that guarantees farmers a minimum price for their commodities. Independent of the world market, the price reflects the actual cost of producing the raw material, along with the everyday cost of food and clean water. A premium included in the price is invested in social or economic development projects in the local community. Fairtrade certification by an outside body ensures all these conditions are met.

Danisco is registered as a fair trader buying and selling high quality vanilla beans from India. We also buy and sell sugar from Fairtrade organisations in Malawi.



SOCIETY:

Responsibility towards society in a global competitive environment

A global company needs to act responsibly towards the local communities where it operates – ensuring a balanced approach all the way from the raw material to the consumer and beyond. But being responsible is not always an expense. It can result in exciting new products and reinforce the company's stance as an attractive collaboration partner. Better end products are the result, along with benefits for the environment, health and company image.

By taking social responsibility seriously, there is no doubt that a company can improve its competitive position. Our commitment to the area has ensured us listings in a series of indexes, for instance we were given a very high rating in the Dow Jones Sustainability Index for food companies. That sustainability is essential to our customers goes without question. Their huge interest in the area is reflected in the many questions they ask. We have also signed the UN Global Compact with its ten basic principles for sustainable behaviour.

Consumers also expect companies to be good citizens. They want to feel good about grabbing a product from the supermarket shelf, not weighed down by a guilty conscience about the environment, obesity problems or the people involved in production. Through our efforts, we are working to make all this possible. That helps to make us an attractive partner. Using Danisco products you can already contribute to a positive circle.

Consumers can drive a car without worrying about CO_2 emissions, eat low-fat ice cream, drink yoghurt that strengthens the immune system, eat bread with healthy fibres, wear jeans that have been stonewashed using enzymes, buy baby food with phthalate-free screw cap liners – all in the knowledge that production, employees and the surroundings have received the very best consideration.

BEST IN CLASS
environmental and
social performance
STOREBRAND SRI

Dow Jones
Sustainability Indexes
Member 2006/07

oekom research
AKTIENGESELLSCHAFT

FTSE4Good

THE UN GLOBAL COMPACT

Danisco is a signatory of the UN Global Compact. The world's largest corporate responsibility initiative, the compact invites companies to join UN agencies, labour leaders and civil society in supporting ten principles in the areas of human rights, labour, the environment and anti-corruption. Most of the principles have long provided the basis for our internal policies and procedures.

As a signatory, we are committed to reporting our progress in relation to the ten principles. Today we are included in the compact's Notable Communication on Progress page, which lists companies rated as having the best emerging practices in communicating progress.

DANISCO
First you add knowledge...

WE SUPPORT
THE GLOBAL COMPACT

INITIATIVES TO PROMOTE THE GLOBAL COMPACT

Our corporate audits, social policy, social policy scorecard and policy on safety, health, environment, quality and product safety incorporate extensive initiatives that back the Global Compact. We have highlighted a series of focus areas in our supplier guidelines, including child labour, forced labour, equal opportunities, freedom of asso-ciation and the environment. To support the fight against corruption and bribery, we have also established a new code of conduct.

CODE OF CONDUCT AND ETHICAL HOTLINE

In 2007/08 the code of conduct will be rolled out throughout the organisation, addressing issues such as political donations, bribes, facilitation payments, gift-giving, political contributions and charitable contributions.

To assist employees with enquiries, an ethical hotline is under development. This will also serve as a tool for reporting violations of the code or our other policies.

SUSTAINABILITY INDEXES

Sustainability indexes track the performance of companies according to corporate sustainability criteria in the social, environmental and financial areas and are used by private and institutional investors to screen possible investment opportunities. In recent years, our company has been listed in a number of major indexes, which we use to benchmark our work with sustainability against customers and competitors.

THE DOW JONES SUSTAINABILITY WORLD INDEX

The Dow Jones Sustainability World Index tracks the financial, social and environmental performance of leading sustainability-driven companies. The 300 companies listed in the index are chosen from more than 2,500 companies and represent the top 10% of sustainability-driven companies worldwide. The com-panies are divided into 60 industry groups. Danisco has been included in the food and beverage group for five consecutive years.

THE FTSE4GOOD INDEX SERIES

The FTSE4Good Index Series measures the performance of companies that meet globally recognised standards for corporate responsibility and facilitates investment in them. Danisco has been included in the FTSE4Good Index Series for the last five years.

STOREBRAND

The Storebrand symbol of excellence is awarded to companies that have earned Best in Class status for leading environmental and social performance. Danisco received Best in Class status in 2003 and has kept this status ever since.

OEKOM RESEARCH

Oekom Research has ranked Dansico number three in the food and beverage industry with regard to environmental and social performance. Oekom now recommends Danisco's tradeable shares to its clients as environmental and social-oriented investments.

THE DOW JONES INDEX 2006


Social
Environmental
Economic
0
50
100
Average score
Danisco's score
Best score

Danisco is listed on the Dow Jones Sustainability World Index together with six other companies in the food and beverage group. The graph shows our performance in relation to the average and best scores.

RELATED ONLINE TOPICS

- Local stakeholder engagement
- Contribution to local communities
- Complaints from neighbours
- Awards
- EU sugar regime



Danisco A/S
Langebrogade 1
P.O. Box 17.
1001 Copenhagen K
Denmark
Tel.: +45 3266 2000
Fax: +45 3266 2175
www.danisco.com
info@danisco.com

DANISCO

First you add knowledge...

EXECUTIVE BOARD

DANISCO

First you add knowledge...

Danisco A/S
Langebrogade 1
P.O. Box 17
DK-1001 Copenhagen K
Tel.: +45 3266 2000
Fax: +45 3266 2175
www.danisco.com
info@danisco.com

Notice no. 09/2007

1 June 2007

Announcement on the total number of voting rights and total share capital of the company

In accordance with s. 17 of Executive Order no. 226 of 15 March 2007, governing transitional provisions, Danisco A/S confirms that on 1 June 2007, its total number of voting rights was 48,931,820 and its total share capital was DKK 978,636,400 million.

Yours faithfully

Tom Knutzen
CEO

For further information, please contact:
Investor Relations, Danisco A/S, tel. +45 3266 2912, email: investor@danisco.com
Media Relations, Danisco A/S, tel. +45 3266 2913, email: info@danisco.com

With 10,500 employees in more than 40 countries, Danisco is one of the world's leading producers of food ingredients, sugar and industrial bioproducts. Based on our technology platform we use nature's own raw materials and resources to develop and produce ingredients for food and other products used in everyday life. Danisco ingredients are used in about every second ice cream and cheese, every third box of detergent and every fourth loaf of bread produced globally. Being based on food technology and biotechnology solutions, Danisco's ingredients are also used in other consumer products – from feed and toothpaste to biofuel and plastics. Throughout the value chain, sustainability is integrated in Danisco's way of doing business.

2.

20 June 2007 - 11:36

FY results announcement

Announcement of results for 2006/07 (1 May 2006 – 30 April 2007)

Notice no: 10/2007

Profit for 2006/07 better than expected at beginning of year

Danisco recorded revenue of DKK 20,362 million (DKK 20,912 million), operating profit before special items of DKK 2,239 million (DKK 2,159 million), profit for the year of DKK 1,079 million (DKK 622 million) and free cash flow of DKK 1,160 million (DKK 1,226 million). Net interest-bearing debt was DKK 12,222 million at year-end 2006/07. Hence, profit for 2006/07 proved better than expected at the beginning of the financial year. A proposal will be made at the Annual General Meeting to pay a dividend per share of DKK 7.50 (DKK 6.75).

Highlights

- Ingredients recorded 5% organic growth with all divisions contributing to this performance, which is in accordance with the financial targets
- EBIT margin in Ingredients up 0.8 percentage points to 13.2%
- Operating profit before special items in Sugar exceeded expectations
- EU sugar reform proved a bigger-than-expected challenge for the sugar industry. Sugar maintains its strategy to maximise cash flows based on a high degree of efficiency
- 'Unfolding the potential' priorities maintained, however, with increasing focus on accelerating growth initiatives in Bio Ingredients and Texturants & Sweeteners. Several structural efficiencies were carried out in production and R&D in 2006/07
- Danisco entered into an agreement on the divestment of Flavours to Firmenich and a strategic partnership concerning the sale of flavours to the food industry. Share buybacks at the level of DKK 0.5 billion are expected to be launched once the divestment of Flavours is concluded in the first six months of 2007/08
- Financial targets for Ingredients and Sugar maintained

Outlook for 2007/08

Revenue is expected at the level of DKK 19 billion (DKK 18,800 million) adjusted for the divestment of Flavours, corresponding to organic growth at the level of 4% in Ingredients and a decline in revenue in Sugar as a result of the EU sugar reform. EBIT before special items and share-based payments is expected slightly under DKK 1,800 million adjusted for the divestment of Flavours (DKK 2,014 million) with Ingredients contributing at the level of DKK 1,650 million (DKK 1,592 million) and Sugar contributing at the level of DKK 300 million (DKK 581 million).

Profit from continuing operations before share-based payments is expected at the level of DKK 900 million. Profit from discontinued operations is expected at over DKK 400 million after tax related to the divestment of the Flavours activities. Profit for the year before share-based payments is subsequently expected at over DKK 1,300 million (DKK 1,062 million).

Read the full release in English

Read the full release in Danish

DANISCO

First you add knowledge...



20 June 2007

Announcement of Results for 2006/07

(1 May 2006 – 30 April 2007)

Contents

With 10,500 employees in more than 40 countries, Danisco is one of the world's leading suppliers of food ingredients, sugar and industrial bioproducts. Based on our technology platform we use nature's own raw materials and resources to develop and produce ingredients for food and other products used in everyday life. Danisco ingredients are used in about every second ice cream and cheese, every third box of detergent and every fourth loaf of bread produced globally. Danisco ingredients based on food technology and biotechnology are also used in other consumer products - from feed and toothpaste to biofuel and plastics. Throughout the value chain, sustainability is integrated in Danisco's way of doing business.

Executive Board
Notice no.: 10/2007

DANISCO

First you add knowledge...

Danisco A/S
Langebrogade 1
P.O. Box 17
1001 Copenhagen K
Denmark
Tel. +45 3266 2000
Fax +45 3266 2175
www.danisco.com

Announcement of Results for 2006/07
1 May 2006 – 30 April 2007

20 June 2007

Profit for 2006/07 better than expected at beginning of year

Danisco recorded revenue of DKK 20,362 million (DKK 20,912 million), operating profit before special items of DKK 2,239 million (DKK 2,159 million), profit for the year of DKK 1,079 million (DKK 622 million) and free cash flow of DKK 1,160 million (DKK 1,226 million). Net interest-bearing debt was DKK 12,222 million at year-end 2006/07. Hence, profit for 2006/07 proved better than expected at the beginning of the financial year. A proposal will be made at the Annual General Meeting to pay a dividend per share of DKK 7.50 (DKK 6.75).

Highlights

- Ingredients recorded 5% organic growth with all divisions contributing to this performance, which is in accordance with the financial targets
- EBIT margin in Ingredients up 0.8 percentage points to 13.2%
- Operating profit before special items in Sugar exceeded expectations
- EU sugar reform proved a bigger-than-expected challenge for the sugar industry. Sugar maintains its strategy to maximise cash flows based on a high degree of efficiency
- 'Unfolding the potential' priorities maintained, however, with increasing focus on accelerating growth initiatives in Bio Ingredients and Texturants & Sweeteners. Several structural efficiencies were carried out in production and R&D in 2006/07
- Danisco entered into an agreement on the divestment of Flavours to Firmenich and a strategic partnership concerning the sale of flavours to the food industry. Share buybacks at the level of DKK 0.5 billion are expected to be launched once the divestment of Flavours is concluded in the first six months of 2007/08
- Financial targets for Ingredients and Sugar maintained

Outlook for 2007/08

Revenue is expected at the level of DKK 19 billion (DKK 18,800 million) adjusted for the divestment of Flavours, corresponding to organic growth at the level of 4% in Ingredients and a decline in revenue in Sugar as a result of the EU sugar reform. EBIT before special items and share-based payments is expected slightly under DKK 1,800 million adjusted for the divestment of Flavours (DKK 2,014 million) with Ingredients contributing at the level of DKK 1,650 million (DKK 1,592 million) and Sugar contributing at the level of DKK 300 million (DKK 581 million). Profit from continuing operations before share-based payments is expected at the level of DKK 900 million. Profit from discontinued operations is expected at over DKK 400 million after tax related to the divestment of the Flavours activities. Profit for the year before share-based payments is subsequently expected at over DKK 1,300 million (DKK 1,062 million).

Key figures and financial ratios

(DKKm)		2002/03	2003/04	2004/05	2005/06	2006/07
Income statement						
Revenue		16,551	16,397	17,835	20,912	20,362
EBITDA before special items		3,271	3,001	3,050	3,289	3,331
Operating profit before special items		2,354	2,108	2,086	2,159	2,239
Special items		(24)	83	(128)	(768)	(186)
Amortisation of goodwill		(404)	(409)	-	-	-
Operating profit		1,926	1,782	1,958	1,391	2,053
Net financial expenses		(350)	(242)	(264)	(497)	(506)
Profit before tax		1,576	1,540	1,694	894	1,547
Profit for the year		1,028	1,009	1,251	622	1,079
Cash flows						
Cash flow from operating activities		1,987	1,667	1,378	2,646	2,432
Cash flow from investing activities		(1,457)	51	(6,482)	(1,420)	(1,272)
of which net investments in intangible assets		(90)	(106)	(119)	(178)	(127)
of which net investments in property, plant and equipment		(797)	(670)	(695)	(1,067)	(1,121)
of which purchase and sale of enterprises and activities		(470)	(42)	(5,665)	(159)	(60)
of which purchase and sale of financial assets		(100)	869	(3)	(16)	36
Free cash flow		530	1,718	(5,104)	1,226	1,160
Balance sheet						
Assets		26,540	25,307	32,802	32,262	31,385
Equity attributable to equity holders of the parent		11,404	11,612	11,953	12,408	12,644
Equity		11,651	11,900	12,286	12,726	12,949
Net interest-bearing debt		9,439	8,291	13,847	13,224	12,222
Invested capital		19,443	19,405	27,369	26,566	25,843
Financial ratios (%)						
EBITDA margin		19.8	18.3	17.1	15.7	16.4
EBIT margin		14.2	12.8	11.7	10.3	11.0
RONOA		18.2	16.2	15.4	14.5	14.7
ROIC		11.1	9.9	8.9	7.3	8.0
ROE		8.4	8.5	10.2	4.6	8.4
NIBD/EBITDA ratio		2.8	2.9	3.3	3.8	3.7
Share data						
Average number of shares	'000	52,366	49,907	49,584	48,909	48,728
Average number of shares, diluted	'000	52,372	49,930	49,860	49,373	49,010
Number of shares at year-end, diluted	'000	51,127	49,785	49,300	49,256	48,943
Earnings per share:						
EPS	DKK	19.22	19.52	24.23	11.52	21.71
DEPS	DKK	19.22	19.51	24.09	11.41	21.58
DEPS before amortisation of goodwill	DKK	27.72	28.41	24.09	11.41	21.58
DEPS before amortisation of goodwill, special items and discontinued operations	DKK	28.05	27.21	25.97	23.19	24.54
Cash flow per share, diluted	DKK	37.94	33.39	27.64	53.59	49.62
Book value per share, diluted	DKK	223	233	242	252	258
Share price	DKK	243	294	374	502	443
Paid to shareholders						
Dividends paid in the financial year		314	311	323	330	328
Acquisition of treasury shares		864	356	300	52	123
Total		1,178	667	623	382	451
Other data						
Average number of employees		8,356	8,440	9,235	10,636	10,423

For definitions of key figures please refer to "Definition of key figures and financial ratios" in the Annual Report for 2006/07.

Targets and strategy

Ingredients

Profit for 2006/07 better than expected

The 2006/07 results exceeded expectations at the beginning of the year. The positive EBIT margin and organic growth performance underpins our expectations of realising the financial targets for Ingredients as defined in connection with the launch of 'Unfolding the potential' in September 2006:

EBIT margin in Ingredients: >15% (13.2% in 2006/07)

- Bio Ingredients: 15-20% (14.8% in 2006/07)
- Texturants & Sweeteners: >15% (13.8% in 2006/07)

Organic growth in Ingredients: 3-6% (5% in 2006/07)

- Bio Ingredients: 5-10% (6% in 2006/07)
- Texturants & Sweeteners: 3-5% (6% in 2006/07)

To achieve these targets Ingredients has to achieve a return of at least 20% (18.1% in 2006/07) on net operating assets (RONOA).

The present technology, product and sales platform provides Ingredients with a strong foundation for realising its financial targets and capitalising on growth opportunities in the market like:

- Trend towards healthier food
- Trend towards food producers collaborating with ingredients producers on product development
- Growing demand for biobased industrial solutions – e.g. enzymes providing financial and environmental benefits compared with today's conventional processes

'Unfolding the potential' still focuses on efficiencies and tight cost management

The aim of 'Unfolding the potential' – a reorganisation focusing on streamlining the organisational and management structure – is to pave the way for efficiency improvements throughout the value chain in Ingredients. Implementation is according to plan, and several structural measures to release resources have been launched already:

- Optimisation of the R&D structure in Cultures and Genencor
- Three plant closures within the Gums & Systems product area in the Texturants & Sweeteners division

Together with tight cost management these measures will drive the planned margin improvement and release additional resources for investments in new growth initiatives, e.g. enzyme systems for bioethanol production based on biomass.

Ongoing strategic evaluation of the Group's business platform

Increasing focus on profitable growth

Danisco's business platform is regularly the object of strategic evaluation. On the back of this, Danisco entered a DKK 3.36 billion agreement with Firmenich, Switzerland, on 3 May 2007 on the divestment of Flavours. A strategic partnership agreement was also concluded giving Danisco access to Firmenich's product range of flavours to the food industry. Hence, not only will the agreement with Firmenich strengthen Danisco's strategic platform in relation to our one-stop-supplier concept, but also our financial base. As a result of the Flavours divestment, focus on profitable growth will gradually be accelerated compared with the original plans under 'Unfolding the potential'. The sale of Flavours entails that some of the overhead costs that are not assumed by Firmenich will be assumed by the ingredients business. This calls for an adjustment of resources and hence the entire cost structure, but in the short term these costs will impact the EBIT margin in Ingredients.

Sugar

Priorities maintained in Sugar

The strategic options are evaluated regularly in Sugar. It is evident now that the pace with which the sugar industry has adapted to the sugar reform has been slower and more challenging than originally anticipated. It is still our assessment that our most value-creating option is to maintain the present priorities by focusing on:

- Maintaining the position as one of the most efficient sugar producers in Europe
- Maximising cash flow from sugar production
- Capitalising on by-products and the asset base from sugar production – e.g. bioethanol production in Germany

The financial targets for Sugar focus on maximising cash flow from sugar production, as the industry is non-growing and regulated in an EU perspective.

Sugar production

The following targets have been set for sugar production:

- Cash flow from operations (before financials and tax) will exceed operating profit, as for a period of time investments will be below depreciation level due to the large investments of recent years into a modern and efficient production system
- Once the market balance has been restored, Sugar is expected to generate revenue of around DKK 5.5 billion and an EBIT margin of at least 10%

Sugar will receive total proceeds of more than DKK 0.4 billion in 2007/08 and 2008/09 from the sale of sugar quotas.

By-products

As was the case with bioethanol production in Germany, Sugar will make investments based on related product or production technology.

Capital structure

In connection with 'Unfolding the potential' a new target for the capital structure was defined:

- Gearing defined as a net interest-bearing debt/EBITDA ratio at the level of 3.0-4.5 (3.7 in 2006/07)
- A reduction of the capital base through dividends and/or share buybacks.

Share buybacks at the level of DKK 0.5 billion are expected to be effected once the divestment of Flavours is concluded in the first six months of 2007/08. The Group's capital structure is regularly evaluated in order to ensure an optimal balance between the Group's gearing, strategic initiatives and financial scope.

Group financials

Income statement

Ingredients recorded 5% organic growth

Sales decline in Sugar as expected

In 2006/07, Danisco recorded revenue of DKK 20,362 million against DKK 20,912 million the year before, corresponding to a decline of 3%. Ingredients represented 66% and Sugar 34% of revenue in 2006/07 compared to 63% and 37% the year before. This change is attributable to the negative impact of the EU sugar reform, as a consequence of which Sugar recorded a revenue drop of 11% as expected. Ingredients, on the other hand, recorded revenue growth of 3%, made up of 5% organic growth and a negative currency effect of 2%.

Rising gross margin

Gross profit was DKK 7,128 million against DKK 7,240 million the year before. That corresponds to a gross margin of 35.0% in 2006/07 against 34.6% the year before. The rising gross margin was driven by improvements in Ingredients and a setback in Sugar due to the sugar reform.

EBITDA improvement in Ingredients and decline in Sugar

EBITDA before special items and share-based payments declined DKK 192 million or 5% to DKK 3,310 million, corresponding to an EBITDA margin of 16.3% against 16.7% the year before. This development is due to a positive performance in Ingredients and corporate costs, while Sugar showed a negative performance due to the sugar reform.

Ordinary depreciation fell DKK 38 million or 3% to DKK 1,092 million due to the phasing out of production assets in Sugar and lower depreciation on various office premises as well as to currency impact. A DKK 56 million asset write-down in Sugar was expensed under special items.

EBIT dropped 6% to DKK 2,218 million due to Sugar

EBIT before special items and share-based payments was DKK 2,218 million against DKK 2,372 million last year. That corresponds to an EBIT margin of 10.9% in 2006/07 against 11.3% the prior year. The earnings decline is solely attributable to Sugar, as Ingredients and 'corporate expenses' showed a positive performance in 2006/07.

Share-based payments were an income of DKK 21 million in 2006/07, against an expense of DKK 213 million the year before. The 2006/07 income is attributable to the declining Danisco share price during the financial year.

Special items in line with expectations

Special items were an expense of DKK 186 million against DKK 768 million the year before. This was as anticipated and mainly related to the integration of Genencor and implementation of 'Unfolding the potential'. Planned restructuring measures in Flavours were not implemented in 2006/07 due to the divestment to Firmenich. It was decided to start optimising certain production assets related toRhodia Food Ingredients. The estimated amounts in the annual report for 2005/06 for compensation of the beet growers in connection with a quota sale and the depreciation amount were finally calculated at an additional DKK 108 million. This amount is offset by a DKK 96 million final calculation of production levies under the previous sugar regime, corresponding to a net expense in Sugar of DKK 12 million.

Financial expenses affected by increasing interest level

Net financial expenses were DKK 506 million in 2006/07 against DKK 497 million in the prior year. Financials in 2006/07 include a capital gain of DKK 43 million from the sale of shares in Cambridge Antibody Technology. The increased financial expenses are attributable to the rising interest level.

Profit before tax up 73%

Profit before tax grew DKK 653 million or 73% to DKK 1,547 million in 2006/07. This increase is mainly due to share-based payments, special items and operating profit in Ingredients.

The tax expense amounted to DKK 468 million, equivalent to a tax rate of 30%. The corresponding figures for 2005/06 were DKK 261 million and 29% (the 2005/06 profit included a tax-free income of DKK 60 million).

Profit for the year up 73%

Profit for the year 2006/07 rose DKK 457 million or 73% to DKK 1,079 million, an improvement against expectations at the start of the financial year. Profit before share-based payments went up 33% or DKK 265 million to DKK 1,062 million.

Minority interests' share of profit fell from DKK 58 million in 2005/06 to DKK 21 million in 2006/07. This is attributable to the share of profit in 2005/06 including non-recurring income relating to the restructuring in Sugar.

The share of profit attributable to equity holders of the parent increased 88% or DKK 494 million to DKK 1,058 million in 2006/07.

Cash flow statement

Stable cash flow from operations compared to the year before

Cash flow from operating activities before change in working capital was DKK 2,113 million in 2006/07. Working capital contributed DKK 319 million compared with DKK 691 million the year before. Sugar was a driving factor in reducing the working capital. The underlying improvement in working capital was bigger than the figures from 2006/07, as Sugar received extraordinary restitution repayments from the EU in 2005/06.

DKK 1.3 billion invested in capacity expansion in growth areas

In 2006/07 investments totalled DKK 1,272 million compared with DKK 1,420 million the year before. In 2006/07, DKK 60 million was included from acquisitions (CMC) against DKK 159 million the prior year (Genencor-related residual payment). Capital expenditure is mainly related to capacity expansions in Genencor and Cultures as well as new plant capacity for xylitol/xylose.

Free cash flow was DKK 1,160 million in 2006/07 against DKK 1,226 million in the prior year.

Balance sheet

Invested capital reduced

The invested capital was DKK 25,843 million at year-end 2006/07 against DKK 26,566 million the year before, corresponding to a reduction of 3% or DKK 723 million. This positive development is attributable to currency impact and lower net working capital. The agreement on the divestment of Flavours of 3 May 2007 was not included in the balance sheet for 2006/07.

Net interest-bearing debt reduced by DKK 1 billion

Net interest-bearing debt was taken down 8% or DKK 1,002 million to DKK 12,222 million. At the end of 2006/07, net interest-bearing debt corresponded to a gearing of 3.7 (net interest-bearing debt/EBITDA), which is in line with the target of a gearing ratio in the 3.0-4.5 interval.

Equity up 2%

Equity including minorities grew 2% or DKK 223 million to DKK 12,949 million in 2006/07. The increase is a combination of total recognised income of DKK 606 million (after adjustment for the translation of equity in foreign subsidiaries, among other things), dividend payouts of DKK 360 million and other negative capital adjustments of DKK 23 million.

Ingredients

(DKKm)	Q4 2006/07	Q4 2005/06	2006/07	2005/06
Revenue				
Bio Ingredients	1,269	1,283	5,209	5,095
Texturants & Sweeteners	1,769	1,722	6,891	6,669
Flavours	399	385	1,562	1,555
Eliminations	(9)	(12)	(26)	(30)
Total	**3,428**	**3,378**	**13,636**	**13,289**
Growth (%)	1	32	3	35
Organic growth (%)	6	3	5	5
EBITDA	**661**	**584**	**2,516**	**2,355**
EBITDA margin (%)	19.3	17.3	18.5	17.7
EBIT				
Bio Ingredients	187	170	772	632
Texturants & Sweeteners	274	243	949	961
Flavours	29	32	112	87
Central R&D	(9)	(9)	(37)	(36)
Total	**481**	**436**	**1,796**	**1,644**
EBIT margin (%)	14.0	12.9	13.2	12.4
RONOA (%)	**18.1**	**16.4**	**18.1**	**16.4**
Net working capital	3,903	4,034	3,903	4,034
Net non-current assets	6,098	5,925	6,098	5,925
Net operating assets	10,001	9,959	10,001	9,959
Goodwill	9,056	9,346	9,056	9,346
Invested capital	19,057	19,305	19,057	19,305

Results for 2006/07

5% organic growth

In 2006/07, Ingredients recorded revenue growth of 3%, made up of 5% organic growth and a negative currency effect of 2%. All divisions contributed positive organic growth in accordance with the financial targets. Bio Ingredients and Texturants & Sweeteners recorded the strongest growth rates. Growth was declining and fluctuating in Europe and North America during the second half of the year, whereas growth rates in general were satisfactory in the other geographical regions. The strongest contributing product groups were feed enzymes, cultures, functional systems and sweeteners. Of the product segments, confectionery, dairy and oils & fats grew the most.

EBITDA margin up 0.8 percentage points to 18.5%

EBITDA rose 7% or DKK 161 million to DKK 2,516 million in 2006/07 with the EBITDA margin at 18.5%, up 0.8 percentage points in 2006/07. Bio Ingredients and Flavours contributed positively to the full-year margin performance. Due to increasing raw material and energy costs, Texturants & Sweeteners only saw a positive EBITDA margin performance in the second half of 2006/07.

Depreciation was DKK 720 million in 2006/07 against DKK 711 million in the prior year.

EBIT margin up 0.8 percentage points to 13.2%

EBIT grew 9% or DKK 152 million to DKK 1,796 million. This corresponds to an EBIT margin of 13.2%, up 0.8 percentage points on last year.

RONOA up 1.7 percentage points to 18.1%

RONOA for 2006/07 was up 1.7 percentage points to 18.1% due to a positive performance in operating profit and invested capital.

Raw material supply and prices

Structural change in raw material markets

In 2005/06 and 2006/07, the raw material markets underwent structural changes due to increasing production of bioethanol and biodiesel, which have a direct and indirect impact on the price of raw materials included in the production of food

ingredients and products. This has resulted in hefty price increases and a volatile price development, unprecedented in the food industry. Danisco believes that this will be of a permanent nature. Ingredients must therefore adapt its organisation and value chains to more dynamic market conditions. The extensive product range in Ingredients in the shape of various product offerings and technologies is a solid platform for offsetting the subsequent effects.

Market changes create benefits for Danisco

It is important to stress that many of Ingredients' products make it possible for:

- Food producers to limit the use of these raw materials
- Food producers to substitute raw materials, allowing for consumption to be optimised in line with the price of the various raw material substitutes.

Hence, the structural change in the raw material markets will generate growth and earnings opportunities for Ingredients.

Trends in the food industry: Health & Nutrition

The global food industry is seeing a number of trends, providing Danisco with a series of exciting growth opportunities:

- Demand for lower production costs through improved production processes for existing and new foods
- Food with an improved health and nutritional profile in response to the increasing global health problems like obesity and diabetes. The result is growing demand for food with a low energy and fat content

Healthy food ups consumption of food ingredients

This type of food requires a greater content of, for example, Danisco's texturant ingredients, which constitute the building blocks in industrially produced food. Essential to these healthy foods are often active ingredients with a special functionality, typically backed by health claims. Second-generation products like prebiotic and probiotic cultures as well as xylitol and other speciality carbohydrates are already strong segments for Danisco. Therefore, Danisco will increasingly focus on expanding this product range of active ingredients – through own product development and external products.

Product divisions

Bio Ingredients

(DKKm)	Q4 2006/07	Q4 2005/06	2006/07	2005/06
Revenue	**1,269**	**1,283**	**5,209**	**5,095**
Growth (%)	(1)	109	2	119
Organic growth (%)	4	-	6	3
EBIT	**187**	**170**	**772**	**632**
EBIT margin (%)	14.7	13.3	14.8	12.4

6% organic growth in 2006/07 against 3% the year before

Bio Ingredients is comprised of Genencor (enzymes) and Cultures (cultures and food safety), accounting for 38% of revenue in Ingredients. The organic growth rate in 2006/07 was 6% against 3% the year before. The declining sales growth of SPEZYME® XTRA for bioethanol production has impacted overall organic growth. All regions contributed to the positive growth in 2006/07 for enzymes and cultures, but growth was particularly strong in Latin America and Asia-Pacific. Cultures is benefiting from a global rise in milk protein consumption – especially for yoghurt products. The detergent enzymes segment maintained a small single-digit growth rate. Enzymes for bioethanol and feed enzymes were among the very strongest product segments. The strong performance in feed enzymes is attributable to the ongoing strengthening of the product range, application support and proximity to

the customers as well as to the rising feed prices, which raise demands for high feed effectiveness.

In the 'Health & Nutrition' segment, Cultures is already seeing strong growth in dietary supplements like prebiotic and probiotic cultures.

EBIT margin up 2.4 percentage points to 14.8%

The EBIT margin in 2006/07 improved by 2.4 percentage points to 14.8%, which was achieved on the back of the planned integration synergies and organic growth. Efforts are being made to obtain ongoing productivity improvements and selective price increases to offset the rising energy and raw material prices.

Innovation activity in Bio Ingredients

Genencor and Cultures upheld a high innovation level in 2006/07, reflected in the number of new product launches. Optimisation of the R&D structure was launched in both areas in consequence of 'Unfolding the potential' to release more resources for new product development activities. A high intake of additional R&D resources is expected in the enzymes and cultures areas in the coming years. Bioethanol based on starch as well as biomass will be a strong focus area.

Bioethanol: A high-priority focus area for Genencor

19% organic growth in bioethanol enzymes

The launch of SPEZYME® XTRA as a replacement for SPEZYME® ETHYL proved more difficult than originally expected. Not all customers agreed that the product was the best suited solution for their production technology, and we lost a number of customers on that account. However, this product is only one of many enzymes products used in bioethanol production. In spite of these difficulties, Genencor recorded 19% organic growth in this area in 2006/07.

Bioethanol is a high-priority area for Genencor – based on starch as well as biomass. Hence, the enhanced R&D activities.

New product launch: MaxaLiq(TM) ONE

Genencor has just launched a new, exciting enzyme blend – Phytase Amylase Liquefaction Systems, or PALS process, for the bioethanol industry. This new, patented product, MaxaLiq(TM) ONE, is an enzyme blend based on alpha-amylase and bacterial phytase. The benefits of this product innovation for the bioethanol industry include a more efficient liquefaction step in the production process and an increased feed value of DDGS (a feed product derived as a by-product of bioethanol production) – resulting in less phosphate pollution from animal manure. We expect this product to generate additional value to Genencor's bioethanol segment.

Food safety

Cultures also produces a wide range of food safety products. Natural product solutions are seeing an underlying attractive market growth, however, to some extent offset by the gradual phasing out of AvGard®.

Texturants & Sweeteners

(DKKm)	Q4 2006/07	Q4 2005/06	2006/07	2005/06
Revenue	**1,769**	**1,722**	**6,891**	**6,669**
Growth (%)	3	10	3	11
Organic growth (%)	6	5	6	7
EBIT	**274**	**243**	**949**	**961**
EBIT margin (%)	15.5	14.1	13.8	14.4

6% organic growth

Texturants & Sweeteners represented 51% of revenue and covers a wide range of texturant products, natural sweeteners and industrial ingredients. The division recorded 6% organic growth in 2006/07, which is in line with last year. The division raised prices during the year to offset rising energy and raw material prices, but volume increases continue to account for the majority of organic growth. However,

the efforts to improve the EBIT margin via price increases have had an adverse impact on growth rates. All regions made positive contributions to organic growth in 2006/07, with strongest growth in Eastern Europe, Latin America and Asia-Pacific.

EBIT margin of 13.8% and positive margin performance in H2

The EBIT margin dropped by 0.6 percentage points to 13.8% in 2006/07 due to developments in energy and raw material prices. The EBIT margin improved by 1.6 percentage points to 14.3% in H2 2006/07. Organic growth and tight cost management were the key contributors to the performance in H2.

Continued raw material shortage for xylitol

The raw material shortage for xylitol was significantly reduced during the financial year by our North-American supplier resuming its xylose production, just as Danisco's own xylose capacity expansion will be effective in mid-2007. However, sales growth has been restricted by the limited availability of raw materials.

Ongoing challenges for minor product area

The relatively small product area of xanthan (stabiliser) has not yet seen any improvement. The market is currently hit by fierce price pressures as a result of increasing competition from low-cost Chinese producers. Danisco is working intensely to improve competitiveness at our two plants in France and China. To this should be added that product development efforts have been expanded.

Integration of CMC progressing as planned

Focus on upgrade of production facilities

The integration of CMC is progressing as planned and the sales synergies expected to be realised from this starch product are in line with expectations. An overall improvement of production capacity has been initiated with a view to paving the way for a more value-creating product range. All in all, CMC has met the expectations set out at the time of the takeover in August 2006.

GRINDSTED® SOFT-N-SAFE: New production capacity on stream

New production capacity is on stream and sales expected to double in 2007/08

The sales performance suffered from limited production capacity, but the capacity expansion of just under 5,000 tonnes has now come on stream. The start-up of production was successful, but the new production technology is still being optimised. Around 500 tonnes (full capacity utilisation) were sold during the financial year and volume is expected to double in 2007/08. Focus is on boosting sales to existing as well as new applications/customers. Danisco regularly receives positive feedback on pilot tests involving new customers, but implementing GRINDSTED® SOFT-N-SAFE at the customers' premises is a time-consuming process.

It is now a fact that the adoption of the EU's announced tightening of legislation governing phthalates has been delayed.

Flavours

(DKKm)	Q4 2006/07	Q4 2005/06	2006/07	2005/06
Revenue	**399**	**385**	**1,562**	**1,555**
Growth (%)	4	4	-	1
Organic growth (%)	7	-	2	(2)
EBIT	**29**	**32**	**112**	**87**
EBIT margin (%)	7.3	8.3	7.2	5.6

Flavours represented 11% of revenue in Ingredients and generated 2% organic growth in 2006/07, a positive development compared to previous years. Growth was broadly based geographically, i.e. all regions except North America contributed positive growth. Recent years' efforts to optimise the business platform and cost base are now beginning to pay off. As a result, the EBIT margin increased by 1.6 percentage points to 7.2% in 2006/07.

On 3 May 2007, Danisco entered into an agreement on the divestment of Flavours to Swiss-based Firmenich for DKK 3.36 billion. The transaction is expected to be

concluded during the summer of 2007. Danisco and Firmenich also entered into a strategic partnership, providing Danisco with access to Firmenich's product offering to the food industry. Intense efforts are currently being made by Firmenich and Danisco to implement the strategic partnership.

Geographical segments

Europe

(DKKm)	Q4 2006/07	Q4 2005/06	2006/07	2005/06
Revenue	**1,416**	**1,407**	**5,623**	**5,406**
Growth (%)	1	24	4	25
Organic growth (%)	1	3	4	2

Europe is the biggest region, representing 41% of Ingredients' revenue. The region recorded 4% organic growth in 2006/07, up from 2% last year. The two-sided growth profile is still intact, with Eastern Europe continuing to show significantly higher growth rates than Western Europe. Russia, a key market, continued to generate double-digit growth during the year.

All divisions showed fairly uniform positive growth performance, albeit stronger in Cultures. The strongest product groups were food and feed enzymes, cultures, functional systems and xylitol, and the strongest customer groups were beverages, confectionery, dairy and oils & fats.

North America

(DKKm)	Q4 2006/07	Q4 2005/06	2006/07	2005/06
Revenue	**910**	**952**	**3,719**	**3,826**
Growth (%)	(4)	54	(3)	56
Organic growth (%)	5	-	3	4

North America is the second-biggest region in Ingredients, representing 27% of revenue. Growth was uneven during the year and was impacted by declining growth in SPEZYME® XTRA sales to the bioethanol segment. Add to this that some product groups were adversely impacted by price increases implemented to offset high energy and raw material prices.

All divisions made fairly uniform growth contributions except Flavours, which recorded largely unchanged sales. Confectionery and oils & fats were the strongest customer segments while the strongest products were feed enzymes, cultures, emulsifiers and functional systems.

Latin America

(DKKm)	Q4 2006/07	Q4 2005/06	2006/07	2005/06
Revenue	**298**	**268**	**1,213**	**1,145**
Growth (%)	11	25	6	34
Organic growth (%)	20	-	11	10

Latin America represents 9% of revenue in Ingredients and recorded 11% organic growth in 2006/07, in line with the previous year. The business platform is broadly based with all divisions making significant contributions to the positive performance. Enzymes, cultures, functional systems, xylitol, Litesse® and flavours were among the strongest product growth areas while beverages, confectionery and dairy were the customer segments recording the strongest growth rates.

Asia-Pacific

(DKKm)	Q4 2006/07	Q4 2005/06	2006/07	2005/06
Revenue	**609**	**594**	**2,400**	**2,299**
Growth (%)	3	31	4	32
Organic growth (%)	7	8	8	10

Asia-Pacific accounts for 18% of revenue and offers the highest growth potential for Ingredients due to the population and economic growth potential in the short and long term. The region recorded 8% organic growth in 2006/07 even though Q1 was adversely impacted by poor weather conditions. China recorded organic growth of more than 15% for the full year.

All divisions except Cultures contributed to the growth of the region. The strongest product groups were enzymes overall, emulsifiers, xylitol and Litesse®, while the strongest customer segments were bakery, beverages and confectionery.

Over the years, Danisco has invested heavily in an expansion of the existing production capacity as well as in acquisitions in the region, the most recent being the takeover of CMC in August 2006. The production and sales platform provides a solid basis for continued expansion of Ingredients' market position in the region.

Innovation

In Q4 2006/07, Danisco launched the following products and research results:

Genencor

- **Phyzyme XP TPT:** A new technology developed by Danisco ensures that the phytase in feed maintains efficacy after exposure to pelleting temperatures of up to 95°C. The product is claimed to be the most heat stable phytase on the market. TPT applies to the phytase enzyme a coating which delivers unrivalled protection against the high temperatures that typically occur during the feed pelleting process while rapidly releasing the enzyme activity in the animal's gut, without compromising animal performance.

Cultures

- **CHOOZIT™ SU CASU:** A new cheese culture for the production of Pecorino Sardo cheeses.
- **GUARDIAN™ Green Tea Extracts:** A new natural and cost-effective solution to protect meat and poultry flavour and taste. The products are specifically selected for their antioxidative impact on heat-treated meat and poultry products. Danisco is the first to use the antioxidative properties of green tea to effectively protect the shelf life of meat and poultry products.
- **HOWARU™ Protect:** A new patented formulation of probiotic cultures to reduce cold symptoms. A double-blinded, placebo controlled study on respiratory tract infections conducted at the medical college of Tongji in Shanghai, China, following the guidelines of the WHO, has demonstrated that HOWARU™ Protect contributes to significantly reducing the symptoms of fever, cough and runny nose.
- **New cell technology:** Danisco's discovery of natural cellular protection against viruses opens new perspectives in the battle against viral infections. The results of the ground-breaking research into microbial acquired immunity were published in the scientific magazine Science. These results represent a long searched and entirely natural solution to bacteriophage for all culture-using industries where phage attacks are causing downgraded product batches and significantly reduced yield.

Texturants & Sweeteners

- **DIMODAN® NH 100:** A new emulsifier on the European market to ease the move towards hydrogenation-free oil & fat products. Targeted at oil and fat applications such as retail margarine, low-fat spreads and industrial margarines, DIMODAN® NH 100 secures good spreadability, texture and stability and in case of industrial margarine, cakes with the right volume and crumb structure.
- **GRINDSTED® WP 950:** A new emulsifier and stabiliser system providing an alternative to dairy-based whipping cream – a vegetable whipping cream with a dairy-like taste and great stability right through its shelf life. The final product is high in consumer appeal and significantly more stable at ambient temperatures than dairy whipping cream based on butterfat. The vegetable whipping cream exhibits excellent shape retention and resistance to syneresis, ideal for cake and dessert decorations. Frozen cakes and desserts are another key application due to the top freeze/thaw stability.

Sugar

(DKKm)	Q4 2006/07	Q4 2005/06	2006/07	2005/06
Revenue	**1,785**	**2,034**	**6,995**	**7,881**
Growth (%)	(12)	(15)	(11)	(4)
EBITDA	**267**	**366**	**948**	**1,319**
EBITDA margin (%)	15.0	18.0	13.6	16.7
EBIT	**171**	**244**	**581**	**898**
EBIT margin (%)	9.6	12.0	8.3	11.4
RONOA (%)	**11.4**	**14.3**	**11.4**	**14.3**
Net working capital	2,320	2,272	2,320	2,272
Net non-current assets	3,046	3,739	3,046	3,739
Net operating assets	5,366	6,011	5,366	6,011
Goodwill	1,343	1,343	1,343	1,343
Invested capital	6,709	7,354	6,709	7,354

11% revenue decline driven by sugar reform

The implementation of the EU sugar reform resulted in a revenue decline of 11% or DKK 886 million to DKK 6,995 million in 2006/07. Sales prices were under pressure due to considerable overproduction since the onset of the reform period. The revenue decline is mainly attributable to export activities, i.e. the ban on C sugar exports since August 2006, and lower exports of quota sugar due to a reduction in export licences from the European Commission (export sales are primarily aimed at the industry segment). In volume terms, domestic sales performed better than expected with particularly the soft drinks industry making a positive contribution. The retail segment – accounting for about 20% of Sugar revenue – also exceeded expectations, chiefly in the Baltic region, while sales of industrial non-quota sugar were in line with expectations. Besides sugar, particularly beet seed sales saw a positive development despite the reduced EU sugar quotas. The positive performance reflects higher market shares in the EU and the Eastern European market.

Revenue per region

(DKKm)	2006/07	2005/06
Revenue		
Denmark	1,407	1,571
Sweden	1,772	1,998
Finland	1,080	1,052
Germany	477	309
Norway/Iceland	661	639
Other	1,598	2,312
Total	**6,995**	**7,881**
Growth (%)	(11)	(4)

EBITDA as expected

At DKK 948 million, EBITDA corresponds to an EBITDA margin of 13.6% against 16.7% the year before. The figure contains the DKK 105 million restructuring levy relating to the temporarily reduced quota. The revenue decline is largely attributable to reform effects; the expected price declines triggered by the reform have had a sooner-than-anticipated effect, and prices of export licences issued by the EU in connection with exports of quota sugar to non-EU markets rose sharply towards the end of the financial year. Finally, energy costs have remained high despite continued efficiency improvements in production processes. Conversely, the restructuring measures launched have had an effect sooner than first assumed.

Depreciation was DKK 367 million against DKK 421 million the year before, mainly ascribable to the closure of the sugar factory in Köpingebro, Sweden.

EBIT ahead of expectations

Sugar's EBIT was DKK 581 million against DKK 898 million the year before, corresponding to an EBIT margin of 8.3% against 11.4% last year. However, EBIT was better than anticipated at the beginning of the financial year.

RONOA of 11.4%

RONOA came to 11.4% compared with 14.3% the year before. The return was obviously impacted by the revenue decline and the writedown of assets at the end of 2005/06.

Bioethanol production set up in Germany
Construction was initiated in the spring of 2007 and production is due to come on stream during the first half of 2008. The planned production capacity is 55,000 m^3.

EU measures to reduce overproduction

EU cuts quotas by 12%

On 22 February 2007, the European Commission announced a temporary quota reduction of 12% or about 2 million tonnes of sugar for 2007/08, because the industry's voluntary quota renunciation under the EU restructuring fund had not reached the expected level. The decision of the European Commission is seen as a necessary step towards restoring the market balance. However, Danisco would have preferred that a permanent quota reduction had been introduced by now to restore the market balance faster.

Since the sugar industry has still not reduced its sugar production to a sufficient extent, the European Commission tabled a new proposal on 7 May 2007 for a more efficient use of the restructuring fund for the sugar industry. The proposal comprises measures such as better financial incentives for farmers and the sugar industry to cut back on sugar production. In Danisco's view, part of the sugar industry will benefit from these measures but the extent is still subject to some uncertainty. Thus, 2007/08 will undoubtedly be a crucial year for the European sugar industry.

Competitive platform

Danisco reduces sugar quota by 9%

In the financial and production year 2006/07, Danisco's sugar quota was about 1.1 million tonnes before the temporary reduction of about 112,000 tonnes. Based on agreements already concluded, Danisco has reduced its sugar quota by about 99,000 tonnes (2006/07: about 43,000 in Sweden, 2007/08: about 56,000 tonnes in Finland), corresponding to 9% of the basic quota in 2005/06. Consequently, Sugar has a basic sugar quota of about 1.052 million tonnes.

Sugar's EU sugar qoutas

('000 tonnes)	2007/08	2006/07	2005/06
Denmark	421	421	421
Sweden	326	326	368
Finland	90	146	146
Germany	133	133	125
Lithuania	82	82	82
Basis quotas	**1,052**	**1,108**	**1,142**
Temporary reduction	(122)	(112)	(115)
Basis quotas (after temporary reduction)	**930**	**996**	**1,027**

Efficient sugar producer in European context

Sugar production was satisfactory at all factories in 2006/07, including Assens, Denmark, and Salo, Finland, which were closed after the campaign ended. The experience gained from longer production periods is positive. The ongoing structural reform of the agricultural sector towards bigger and more efficient farms and shorter transport distances to the sugar factories supports Sugar's ongoing

efficiency measures. Today, Sugar is one of the most efficient sugar producers in Europe, a position that it will seek to maintain.

Since price is a main competition parameter for sugar, production and logistics efficiency is crucial for long-term profitability and strategic development opportunities. Moreover, parameters such as quality, product development and logistics will be increasingly crucial to the European sugar industry. The restructuring of the sugar production with a view to adjusting activities to the new EU sugar regime is progressing according to plan, with three Sugar factory closures and the integration of administrative functions in Denmark and Sweden being completed as planned. The aim is a total staff reduction of 350 employees; in 2006/07 the staff was reduced by 246 persons.

Number of employees in Sugar

	2006/07	2005/06
Denmark	769	843
Sweden	493	612
Finland	373	433
Germany	127	137
Lithuania	467	450
Total	**2,229**	**2,475**

Earnings expectations for Sugar in 2007/08 onwards

EBIT of around DKK 300 million expected in 2007/08

With the EU's 12% temporary quota reduction or about 2 million tonnes in 2007/08, EBIT is expected at the level of DKK 300 million in 2007/08 after the quota reduction restructuring levy of about DKK 165 million to be paid by Danisco. In 2007/08, the restructuring levy will be EUR 173.8 per tonne versus EUR 126.4 per tonne in 2006/07. In respect of cash flow, Sugar will receive a total payment for the sale of sugar quotas of more than DKK 0.4 billion in 2007/08 and 2008/09.

Long-term outlook maintained

Sugar maintains its long-term expectations of future revenue of around DKK 5.5 billion and an EBIT margin of at least 10% once the market balance has been restored.

Outlook for 2007/08

Assumptions underlying the outlook for 2007/08

The overall outlook for the financial year 2007/08 is based on the current energy and raw material prices. Currency and interest rate assumptions are specified below.

Divestment of Flavours

The 2007/08 results will be impacted by the divestment of Flavours to Firmenich, which is still expected to be concluded by the end of June 2007. Flavours' results for the period from 1 May 2007 until the transaction is concluded as well as the proceeds of the sale will be included as discontinued operations in a separate line in the income statement. The annual accounts for 2006/07 will be adjusted accordingly to allow for the inclusion of the results of the divested Flavours activities in a separate line in the income statement. As with information about other divisions' earnings, the supplementary data on Flavours' earnings has been computed by allocating a number of overheads in Ingredients based on an assessment of the individual division's consumption of shared resources. Since the majority of the shared functions are not assumed by Firmenich, the results of the divested Flavours activities will be calculated without deducting continuing overheads.

Flavours' profit for 2006/07 after allocated costs was DKK 112 million. Adjusted for overheads not part of the transaction (DKK 92 million), profit was DKK 204 million. Ingredients' EBIT before special items but after adjustment for the divested Flavours activities for 2006/07 was DKK 1,592 million. In 2006/07, profit from discontinued operations was DKK 204 million before tax and DKK 143 million after tax.

Revenue

Revenue adjusted for the divestment of Flavours is expected at around DKK 19.0 billion (DKK 18,800 million).

- Ingredients: At around DKK 12.25 billion (DKK 12,074 million), corresponding to around 4% organic growth
- Sugar: At around DKK 6.75 billion (DKK 6,995 million)

EBIT before special items and share-based payments

EBIT adjusted for the divestment of Flavours is expected at slightly under DKK 1,800 million (DKK 2,014 million).

- Ingredients: At around DKK 1,650 million (DKK 1,592 million). The outlook contains a DKK 30 million negative currency effect compared to 2006/07, primarily due to the weak USD
- Sugar: At around DKK 300 million (DKK 581 million)

Special items

Special items are expected to amount to a net expense of around DKK 25 million.

Tax

In view of changed Danish tax legislation, a tax rate of 32% (30%) is expected.

Profit expectations

Profit from continuing operations before share-based payments is expected at the level of DKK 900 million. Profit from discontinued operations is expected at over DKK 400 million after tax related to the divestment of the Flavours activities. Profit for the year before share-based payments is subsequently expected at over DKK 1,300 million (DKK 1,062 million).

Investments

Investments are expected to total around DKK 1.3 billion, corresponding to about 125% of expected depreciation.

Currency and interest assumptions

USD assumptions

The outlook for 2007/08 is based on a USD rate of DKK 5.76 on 30 April 2007, with an average exchange rate in 2006/07 of DKK 5.50. On 18 June 2007, the USD rate was DKK 5.55.

Exchange rate sensitivity

The calculation of sensitivity to changes in the USD rate includes currencies that correlate with the USD. A change in the USD rate of DKK 1.00 and the same relative change in USD-related currencies will cause a change in full-year revenue of around DKK 630 million and in EBIT of around DKK 110 million, assuming that Flavours is divested.

Interest rate sensitivity

The interest rate level for floating-rate loans is expected to be in line with the forward rates prevailing in April 2007. At the end of 2006/07, the Group's average interest rate duration was 4.2 years and 56% of the Group's loans were based on fixed interest rates. A change in interest rates of 1% on an annual basis would – viewed in isolation – impact the Group's interest expenses by around DKK 55 million.

Risk factors

The forward-looking statements contained in this announcement, including expected revenue and earnings performance, inherently involve risks and uncertainties that could be materially affected by factors such as global economic matters, including interest rate and currency movements, fluctuations in raw material prices, production-related problems, breach or unexpected termination of contracts, price reductions resulting from market-driven price reductions, market acceptance of new products and launches of rivalling products. Danisco is only obliged to update and adjust the stated expectations in so far as this is required by law, including the Danish Securities Trading Act.

Other information

Accounting policies etc.
The accounting policies are unchanged from 2005/06.

In the case of discrepancies between the Danish and English versions of the Announcement of Results, the Danish version prevails.

Share capital
As a result of employees having exercised warrants, four capital increases of a total of 4,050 shares were made in 2006/07. At the end of the financial year, the share capital was DKK 978,569,900, equivalent to 48,928,495 shares.

Share-based payments
For several years Danisco has granted share options to the Executive Board and senior managers to motivate and retain them and encourage common goals with the shareholders. Previously, the decision to grant share options was made by the Board of Directors. In consequence of changed legislation and Danisco's policy to follow best practice in corporate governance, any proposal to grant share option programmes to the Executive Board and senior managers will in future be submitted for approval by the Annual General Meeting.

The Board of Directors has decided to propose to the 2007 Annual General Meeting to grant the Executive Board and senior managers, a total of some 150 persons, 600,000 options of which 110,000 are for the Executive Board. The options entitle the holders to buy shares at a price corresponding to the average share price of the five trading days following the Annual General Meeting, i.e. in the period from 30 August to 5 September 2007 (both days included) with a premium of 10% added, the minimum share price, however, corresponding to the average share price of the five trading days before and the five trading days after 20 June 2007. The options cannot be exercised before three years after the grant and must be exercised no later than six years after the grant. The value of the share option programme is calculated at around DKK 38 million according to the Black-Scholes model. The model is based on the following assumptions: volatility: 16.5%, dividend: DKK 7.50 per share, interest rate: 4.5% and a strike price of DKK 495 based on an expected share price of DKK 450.

At the financial year-end, 1,647,338 share options and warrants had been granted to Executive Board members and senior staff, corresponding to 3.4% of the company's share capital. The cost of these programmes is expensed in the income statement on an ongoing basis.

Executive Committee

Fabienne Saadane-Oaks, President of Cultures, becomes a member of the Executive Committee on 1 July 2007.

Proposals for the Annual General Meeting

The Annual General Meeting will be held on Wednesday 29 August 2007 at 4 pm in Tivoli Concert Hall, Vesterbrogade 3, 1630 Copenhagen V, Denmark. The agenda for the AGM will be included in the invitation to the AGM, which will be published and sent to shareholders in early August 2007. The Board of Directors proposes:

- That dividend of DKK 7.50 per share be paid, which is an increase of DKK 0.75 on 2005/06
- That in the period until next year's Annual General Meeting the Board of Directors be authorised to allow the Company to purchase its own shares up to the amount of 10% of the share capital at market price at the time of purchase with a deviation of up to 10%
- Guidelines concerning incentive programmes for the Executive Board
- Share option programme for the Executive Board and senior staff

Corporate governance

The management of Danisco is based on the two-tier system, which separates the Executive Board and the Board of Directors. Danisco's Management – Board of Directors and Executive Board – is committed to exercising good corporate governance and focuses on shareholder relations, long-term value creation and the swift release of relevant information. Danisco generally complies with the corporate governance recommendations of the OMX Copenhagen Stock Exchange with one exception only. The recommendation is that Board members are up for re-election every year at the Annual General Meeting, and that the Board of Directors seeks to ensure a balance of renewal and continuity, in particular in respect of Chairman and Deputy Chairman. Danisco's Board members elected by the general meeting serve for a term of two years, which means that not all Board members are up for re-election each year. This reflects the intention to ensure continuity. In 2006/07, the following measures were implemented in the area of corporate governance:

- Possibility of voting by differentiated proxy at the 2007 Annual General Meeting
- Register of Shareholders management was transferred to VP Securities Services
- Continued focus on compliance with international corporate governance standards

Information meeting

This Announcement of Results is also available at www.danisco.com. The meeting for institutional investors, equity analysts and the press to be held today at 3 pm can be followed on the above website.

Financial calendar

Date		Reporting period
17 August	2007	IR quiet period starts for Q1
29 August	2007	Annual General Meeting 2007
19 September	2007	Q1 results
19 November	2007	IR quiet period starts for Q2
17 December	2007	Q2 results
29 February	2008	IR quiet period starts for Q3
26 March	2008	Q3 results
23 May	2008	IR quiet period starts for Q4
23 June	2008	Q4 results
17 August	2008	IR quiet period starts for Q1
20 August	2008	Annual General Meeting 2008
18 September	2008	Q1 results

For further information, please contact:

Investor Relations, tel.: +45 3266 2912, investor@danisco.com
Media Relations, tel.: +45 3266 2913, info@danisco.com

Management's statement

The Board of Directors and the Executive Board today considered and approved the Annual Report for 2006/07 of Danisco A/S.

The Annual Report has been prepared in accordance with International Financial Reporting Standards as adopted by the EU and additional Danish disclosure requirements for annual reports of listed companies. We consider the accounting policies to be appropriate and the Annual Report gives a true and fair view of the Group's and the Parent Company's assets, liabilities, financial position, cash flows and results.

We recommend that the Annual Report be adopted by the Annual General Meeting.

20 June 2007

Board of Directors

Anders Knutsen, Chairman

Jørgen Tandrup, Deputy Chairman

Håkan Björklund

Kirsten Drejer

Lis Glibstrup

Peter Højland

Flemming Kristensen

Bent Willy Larsen

Matti Vuoria

Executive Board

Tom Knutzen, CEO

Søren Bjerre-Nielsen

Mogens Granborg

Income statement 1 May 2006 - 30 April 2007

(DKKm)	Q4 2006/07	Q4 2005/06	2006/07	2005/06
Revenue	**5,142**	**5,339**	**20,362**	**20,912**
Cost of sales	(3,228)	(3,345)	(13,234)	(13,672)
Gross profit	**1,914**	**1,994**	**7,128**	**7,240**
Research and development expenses	(269)	(287)	(874)	(943)
Distribution and sales expenses	(701)	(727)	(2,771)	(2,637)
Administrative expenses	(355)	(386)	(1,301)	(1,390)
Other operating income	47	65	128	157
Other operating expenses	(26)	(28)	(92)	(55)
Share-based payments	9	(65)	21	(213)
Operating profit before special items	**619**	**566**	**2,239**	**2,159**
Special items	(78)	(547)	(186)	(768)
Operating profit	**541**	**19**	**2,053**	**1,391**
Financial income	109	87	433	483
Financial expenses	(238)	(230)	(939)	(980)
Profit before tax	**412**	**(124)**	**1,547**	**894**
Income tax expense	(139)	20	(468)	(261)
Profit for the year from continuing operations	**273**	**(104)**	**1,079**	**633**
Profit for the year from discontinued operations	-	-	-	(11)
Profit for the year	**273**	**(104)**	**1,079**	**622**
Distribution of profit for the year				
Equity holders of the parent	276	(142)	1,058	564
Minority interests	(3)	38	21	58
Total	**273**	**(104)**	**1,079**	**622**
Earnings per share in DKK				
EPS	5.66	(2.90)	21.71	11.52
DEPS	5.64	(2.88)	21.58	11.41
EPS from continuing operations	5.66	(2.90)	21.71	11.75
DEPS from continuing operations	5.64	(2.88)	21.58	11.64

The Board of Directors proposes a dividend for the year of DKK 7.50 per share (DKK 6.75) be adopted at the Annual General Meeting.

Cash flow statement 1 May 2006 - 30 April 2007

(DKKm)	Q4 2006/07	Q4 2005/06	2006/07	2005/06
Cash flow from operating activities				
Operating profit before special items from continuing operations	619	566	2,239	2,159
Depreciation and writedowns	301	1,005	1,148	1,879
Adjustments	(207)	(659)	(151)	(574)
Share-based payments paid	(2)	(16)	(75)	(129)
Special items paid	94	(73)	(15)	(246)
Change in working capital	(384)	410	319	691
Income from other investments and securities	43	-	43	10
Interest received	174	37	355	477
Interest paid	(354)	(212)	(895)	(978)
Corporation tax paid	(141)	(217)	(536)	(643)
Total	**143**	**841**	**2,432**	**2,646**
Cash flow from investing activities				
Purchase of enterprises and activities	1	5	(60)	-
Amount payable concerning purchase of activity	-	-	-	(159)
Purchase of property, plant and equipment	(407)	(349)	(1,218)	(1,110)
Sale of property, plant and equipment	40	22	97	43
Purchase of intangible assets	(83)	-	(189)	(239)
Sale of intangible assets	42	-	62	61
Sale of financial assets	(16)	8	36	(16)
Total	**(423)**	**(314)**	**(1,272)**	**(1,420)**
Free cash flow	**(280)**	**527**	**1,160**	**1,226**
Cash flow from financing activities				
Change in financial liabilities	314	(431)	(789)	(1,105)
Acquisition of treasury shares	-	(52)	(123)	(52)
Sale of treasury shares	-	-	87	-
Dividends paid	-	-	(328)	(330)
Change in minority interests	-	(8)	(32)	(79)
Total	**314**	**(491)**	**(1,185)**	**(1,566)**
Cash flow from discontinued operations	-	-	-	**(11)**
Decrease/increase in cash and cash equivalents	**34**	**36**	**(25)**	**(351)**
Cash and cash equivalents at start of period	346	395	411	729
Exchange adjustment of cash and cash equivalents	(8)	(20)	(14)	33
Cash and cash equivalents at end of period	**372**	**411**	**372**	**411**

Balance sheet at 30 April 2007, assets

(DKKm)	30 April 2007	30 April 2006
Non-current assets		
Intangible assets		
Goodwill	10,399	10,689
Other intangible assets	1,213	1,276
Total	**11,612**	**11,965**
Property, plant and equipment		
Land and buildings	2,986	2,990
Plant and machinery	4,744	4,728
Fixtures, fittings, tools and equipment	359	400
Prepayments and assets under construction	604	565
Total	**8,693**	**8,683**
Financial assets		
Investments in associates	12	12
Other investments and securities	127	162
Pension assets	135	121
Deferred tax assets	199	242
Other receivables	318	554
Total	**791**	**1,091**
Total non-current assets	**21,096**	**21,739**
Current assets		
Inventories		
Raw materials and consumables	1,155	1,147
Work in progress	588	655
Finished goods and goods for resale	3,574	3,712
Prepayments for goods	54	49
Total	**5,371**	**5,563**
Receivables		
Trade receivables	3,297	3,390
Corporation tax	290	149
Other receivables	878	913
Prepayments	81	97
Total	**4,546**	**4,549**
Cash and cash equivalents	372	411
Total current assets	**10,289**	**10,523**
Total assets	**31,385**	**32,262**

Balance sheet at 30 April 2007, equity and liabilities

(DKKm)	30 April 2007	30 April 2006
Equity		
Share capital	979	978
Other reserves	(885)	(372)
Retained earnings	12,550	11,802
Equity attributable to equity holders of the parent	**12,644**	**12,408**
Minority interests	305	318
Total equity	**12,949**	**12,726**
Liabilities		
Non-current liabilities		
Mortgage debt	175	190
Other credit institutions	6,104	5,279
Finance lease obligations	37	41
Other payables	82	134
Pension liabilities	442	448
Deferred tax liabilities	1,302	1,278
Other provisions	314	376
Total	**8,456**	**7,746**
Current liabilities		
Mortgage debt	17	16
Other credit institutions	6,243	8,138
Finance lease obligations	4	4
Trade payables	1,396	1,252
Corporation tax	270	272
Other payables	1,888	1,897
Deferred income	42	85
Other provisions	120	126
Total	**9,980**	**11,790**
Total liabilities	**18,436**	**19,536**
Total equity and liabilities	**31,385**	**32,262**

Statement of recognised income and expense

1 May 2006 - 30 April 2007

(DKKm)	Hedging reserve	Translation reserve	Retained earnings	Total	Minority interests	Total equity
Profit for the year	-	-	**1,058**	**1,058**	**21**	**1,079**
Exchange rate adjustment of foreign subsidiaries	-	(426)	-	(426)	(2)	(428)
Currency hedging of net investments in subsidiaries	-	10	-	10	-	10
Tax on currency hedging of net investments in subsidiaries	-	-	(3)	(3)	-	(3)
Hedging of future transactions for the year	(83)	-	-	(83)	-	(83)
Hedges recycled to the income statement	(14)	-	-	(14)	-	(14)
Actuarial gains and losses	-	-	32	32	-	32
Tax on items taken directly to or transferred from equity	-	-	11	11	-	11
Other movements in equity	-	-	2	2	-	2
Net income recognised directly in equity	**(97)**	**(416)**	**42**	**(471)**	**(2)**	**(473)**
Total recognised income and expense for the year	**(97)**	**(416)**	**1,100**	**587**	**19**	**606**

1 May 2005 - 30 April 2006

(DKKm)	Hedging reserve	Translation reserve	Retained earnings	Total	Minority interests	Total equity
Profit for the year	-	-	**564**	**564**	**58**	**622**
Fair value adjustment attributable to the share of Genencor owned before acquisition of the majority	-	-	(90)	(90)	-	(90)
Exchange rate adjustment of foreign subsidiaries	-	124	-	124	3	127
Currency hedging of net investments in subsidiaries	-	(99)	-	(99)	-	(99)
Tax on currency hedging of net investments in subsidiaries	-	-	28	28	-	28
Hedging of future transactions for the year	352	-	-	352	-	352
Hedges recycled to the income statement	1	-	-	1	-	1
Actuarial gains and losses	-	-	42	42	-	42
Tax on items taken directly to or transferred from equity	-	-	(111)	(111)	-	(111)
Other movements in equity	-	-	16	16	(3)	13
Net income recognised directly in equity	**353**	**25**	**(115)**	**263**	-	**263**
Total recognised income and expense for the year	**353**	**25**	**449**	**827**	**58**	**885**

Changes in equity

(DKKm)	Share capital	Hedging reserve	Translation reserve	Retained earnings	Total	Minority interests	Total equity
Equity at 1 May 2006	**978**	**352**	**(724)**	**11,802**	**12,408**	**318**	**12,726**
Total recognised income and expense for the year	-	(97)	(416)	1,100	587	19	606
Dividends paid	-	-	-	(328)	(328)	(32)	(360)
Capital increase	1	-	-	-	1	-	1
Equity-settled share-based payments	-	-	-	12	12	-	12
Acquisition of treasury shares	-	-	-	(123)	(123)	-	(123)
Sale of treasury shares	-	-	-	87	87	-	87
Total change in equity	**1**	**(97)**	**(416)**	**748**	**236**	**(13)**	**223**
Equity at 30 April 2007	**979**	**255**	**(1,140)**	**12,550**	**12,644**	**305**	**12,949**

(DKKm)	Share capital	Hedging reserve	Translation reserve	Retained earnings	Total	Minority interests	Total equity
Equity at 1 May 2005	**994**	**(1)**	**(749)**	**11,709**	**11,953**	**333**	**12,286**
Total recognised income and expense for the year	-	353	25	449	827	58	885
Dividends paid	-	-	-	(330)	(330)	(73)	(403)
Capital increase	-	-	-	10	10	-	10
Reduction of share capital through cancellation of treasury shares	(16)	-	-	16	-	-	-
Acquisition of treasury shares	-	-	-	(52)	(52)	-	(52)
Sale of treasury shares	-	-	-	-	-	-	-
Total change in equity	**(16)**	**353**	**25**	**93**	**455**	**(15)**	**440**
Equity at 30 April 2006	**978**	**352**	**(724)**	**11,802**	**12,408**	**318**	**12,726**

Business segments

(DKKm)	Ingredients 02/03	03/04	04/05	05/06	06/07	Sugar 02/03	03/04	04/05	05/06	06/07
Income statement										
Revenue	8,651	8,653	9,875	13,289	13,636	8,105	7,941	8,155	7,881	6,995
Intra-group sales	(9)	(8)	(9)	(11)	(13)	(196)	(189)	(186)	(247)	(256)
External sales	**8,642**	**8,645**	**9,866**	**13,278**	**13,623**	**7,909**	**7,752**	**7,969**	**7,634**	**6,739**
Gross profit	**3,545**	**3,425**	**3,955**	**5,558**	**5,755**	**2,000**	**1,946**	**1,796**	**1,682**	**1,373**
EBITDA before special items	**1,837**	**1,668**	**1,886**	**2,355**	**2,516**	**1,583**	**1,543**	**1,463**	**1,319**	**948**
Depreciation before special items	(478)	(433)	(514)	(711)	(720)	(414)	(436)	(428)	(421)	(367)
Operating profit before special items	**1,359**	**1,235**	**1,372**	**1,644**	**1,796**	**1,169**	**1,107**	**1,035**	**898**	**581**
Special items	(24)	-	(193)	(322)	(178)	-	33	65	(506)	(12)
Amortisation of goodwill	(276)	(281)	-	-	-	(128)	(128)	-	-	-
Operating profit	**1,059**	**954**	**1,179**	**1,322**	**1,618**	**1,041**	**1,012**	**1,100**	**392**	**569**
Balance sheet										
Net working capital	2,791	2,872	4,016	4,034	3,903	2,547	2,868	2,967	2,272	2,320
Net non-current assets	3,440	3,422	5,311	5,925	6,098	4,463	4,428	4,264	3,739	3,046
Net operating assets	6,231	6,294	9,327	9,959	10,001	7,010	7,296	7,231	6,011	5,366
Goodwill	4,523	4,281	9,336	9,346	9,056	1,667	1,541	1,542	1,343	1,343
Invested capital	**10,754**	**10,575**	**18,663**	**19,305**	**19,057**	**8,677**	**8,837**	**8,773**	**7,354**	**6,709**
Cash flows										
Investments in property, plant and equipment	438	443	560	966	1,029	374	405	190	128	183
Purchase and sale of enterprises and activities	470	42	5,908	159	60	-	-	-	-	-
Financial ratios (%)										
Gross margin	41.0	39.6	40.1	41.8	42.2	24.7	24.5	22.0	21.3	19.6
EBITDA margin	21.2	19.3	19.1	17.7	18.5	19.5	19.4	17.9	16.7	13.6
EBIT margin	15.7	14.3	13.9	12.4	13.2	14.4	13.9	12.7	11.4	8.3
RONOA	21.4	19.0	18.1	16.4	18.1	17.4	16.2	14.7	14.3	11.4
ROIC	11.3	10.2	9.5	8.0	8.8	12.6	11.8	10.8	10.1	7.7

Top line growth in Ingredients

(%)	Total	Currency	Acquisitions	Organic	Sales distribution
Sales growth by division					
Q4 2006/07 vs. Q4 2005/06					
Bio Ingredients	(1)	(5)	0	4	37
Texturants & Sweeteners	3	(4)	1	6	51
Flavours	4	(3)	0	7	12
Total	**1**	**(5)**	**0**	**6**	**100**
2006/07 vs. 2005/06					
Bio Ingredients	2	(4)	0	6	38
Texturants & Sweeteners	3	(4)	1	6	51
Flavours	0	(2)	0	2	11
Total	**3**	**(2)**	**0**	**5**	**100**
Sales growth by geography					
Q4 2006/07 vs. Q4 2005/06					
Europe	1	0	0	1	41
North America	(4)	(9)	0	5	27
Latin America	11	(9)	0	20	9
Asia-Pacific	3	(6)	2	7	18
Rest of the world	23	(5)	2	26	5
Total	**1**	**(5)**	**0**	**6**	**100**
2006/07 vs. 2005/06					
Europe	4	0	0	4	41
North America	(3)	(6)	0	3	27
Latin America	6	(5)	0	11	9
Asia-Pacific	4	(6)	2	8	18
Rest of the world	10	(3)	1	12	5
Total	**3**	**(2)**	**0**	**5**	**100**

Holding of treasury shares

	Nominal value (DKK '000)	Number	% of share capital
Holding at 1 May 2006	2,064	103,200	0.21
Purchase	4,960	248,000	0.51
Sale, exercise of share options	(3,721)	(186,054)	(0.38)
Holding at 30 April 2007	**3,303**	**165,146**	**0.34**

Quarterly key figures

(DKKm)	2005/06 Q1	2005/06 Q2	2005/06 Q3	2005/06 Q4	2005/06 YTD	2006/07 Q1	2006/07 Q2	2006/07 Q3	2006/07 Q4	2006/07 YTD
Income statement										
Revenue	5,162	5,229	5,182	5,339	20,912	5,283	5,140	4,797	5,142	20,362
EBITDA before special items	872	857	738	822	3,289	976	788	671	896	3,331
Share-based payments	(55)	(9)	(84)	(65)	(213)	56	(38)	(6)	9	21
Operating profit before special items	558	589	446	566	2,159	704	517	399	619	2,239
Special items	(67)	(84)	(70)	(547)	(768)	(16)	(73)	(19)	(78)	(186)
Operating profit	491	505	376	19	1,391	688	444	380	541	2,053
Net financial expenses	(111)	(114)	(129)	(143)	(497)	(93)	(134)	(150)	(129)	(506)
Profit before tax	380	391	247	(124)	894	595	310	230	412	1,547
Profit for the period	268	277	181	(104)	622	423	220	163	273	1,079
Profit attributable to equity holders of the parent	268	269	169	(142)	564	414	215	153	276	1,058
Cash flow from operating activities	1,374	1,280	(849)	841	2,646	1,466	1,303	(480)	143	2,432
Net investments in property, plant and equipment	(233)	(250)	(257)	(327)	(1,067)	(219)	(259)	(276)	(367)	(1,121)
Net investments in intangible assets	(37)	(31)	(112)	2	(178)	(27)	(26)	(33)	(41)	(127)
Purchase and sale of enterprises and activities	(137)	-	(28)	6	(159)	-	(61)	-	1	(60)
Purchase and sale of financial assets	(25)	(65)	67	8	(16)	64	(4)	(8)	(16)	36
Free cashflow	941	934	(1,179)	530	1,226	1,284	953	(797)	(280)	1,160
Balance sheet										
Assets	31,949	33,233	33,803	32,262	32,262	30,799	31,028	32,249	31,385	31,385
Equity attributable to equity holders of the parent	12,485	12,475	12,645	12,408	12,408	12,621	12,544	12,668	12,644	12,644
Equity	12,823	12,750	12,932	12,726	12,726	12,947	12,845	12,978	12,949	12,949
Net interest-bearing debt	13,299	12,791	13,879	13,224	13,224	11,968	11,324	12,063	12,222	12,222
Invested capital	27,195	26,515	27,889	26,566	26,566	25,714	24,999	25,708	25,843	25,843
Return on capital (%)										
ROIC	8.1	7.8	7.4	7.3	7.3	7.8	7.7	7.7	8.0	8.0
ROE	9.0	8.5	8.0	4.6	4.6	5.7	5.2	5.1	8.4	8.4
RONOA (%)										
Ingredients	17.9	17.5	18.6	18.4	18.4	16.9	17.1	17.6	18.1	18.1
Sugar	14.4	13.7	13.9	14.3	14.3	14.5	14.1	12.3	11.4	11.4
Total	15.1	14.7	14.5	14.5	14.5	15.0	15.0	14.6	14.7	14.7
Net working capital										
Ingredients	4,352	4,099	4,204	4,034	4,034	4,001	3,869	3,877	3,903	3,903
Sugar	1,994	1,405	2,621	2,272	2,272	1,431	672	1,614	2,320	2,320
Unallocated	(361)	(361)	(333)	(331)	(331)	(126)	(136)	(139)	(135)	(135)
Total	5,985	5,143	6,492	5,975	5,975	5,306	4,405	5,352	6,088	6,088
Non-current assets										
Ingredients	5,500	5,844	5,894	5,925	5,925	5,945	6,066	6,056	6,098	6,098
Sugar	4,164	4,092	4,162	3,739	3,739	3,674	3,651	3,514	3,046	3,046
Unallocated	289	297	281	238	238	186	207	202	212	212
Total	9,953	10,233	10,337	9,902	9,902	9,805	9,924	9,772	9,356	9,356
Net operating assets										
Ingredients	9,852	9,943	10,098	9,959	9,959	9,946	9,935	9,933	10,001	10,001
Sugar	6,158	5,497	6,783	6,011	6,011	5,105	4,323	5,128	5,366	5,366
Unallocated	(72)	(64)	(52)	(93)	(93)	60	71	63	77	77
Total	15,938	15,376	16,829	15,877	15,877	15,111	14,329	15,124	15,444	15,444
Goodwill										
Ingredients	9,716	9,600	9,516	9,346	9,346	9,259	9,327	9,238	9,056	9,056
Sugar	1,541	1,539	1,544	1,343	1,343	1,344	1,343	1,346	1,343	1,343
Unallocated	-	-	-	-	-	-	-	-	-	-
Total	11,257	11,139	11,060	10,689	10,689	10,603	10,670	10,584	10,399	10,399
Invested capital										
Ingredients	19,568	19,543	19,614	19,305	19,305	19,205	19,262	19,171	19,057	19,057
Sugar	7,699	7,036	8,327	7,354	7,354	6,449	5,666	6,474	6,709	6,709
Unallocated	(72)	(64)	(52)	(93)	(93)	60	71	63	77	77
Total	27,195	26,515	27,889	26,566	26,566	25,714	24,999	25,708	25,843	25,843

*) Calculated on a rolling 12-month basis.

Quarterly key figures

(DKKm)	2005/06 Q1	2005/06 Q2	2005/06 Q3	2005/06 Q4	2005/06 Full-Year	2006/07 Q1	2006/07 Q2	2006/07 Q3	2006/07 Q4	2006/07 Full-Year
Revenue per division										
Bio Ingredients	1,230	1,284	1,298	1,283	5,095	1,318	1,340	1,282	1,269	5,209
Texturants & Sweeteners	1,702	1,621	1,624	1,722	6,669	1,773	1,701	1,648	1,769	6,891
Flavours	424	373	373	385	1,555	418	390	355	399	1,562
Eliminations	(2)	(3)	(13)	(12)	(30)	(6)	(3)	(8)	(9)	(26)
Ingredients	**3,354**	**3,275**	**3,282**	**3,378**	**13,289**	**3,603**	**3,428**	**3,277**	**3,428**	**13,636**
Sugar	1,875	2,016	1,956	2,034	7,881	1,847	1,776	1,587	1,785	6,995
Eliminations	(67)	(62)	(56)	(73)	(258)	(67)	(64)	(67)	(71)	(269)
Total	**5,162**	**5,229**	**5,182**	**5,339**	**20,912**	**5,283**	**5,140**	**4,797**	**5,142**	**20,362**
Organic growth per division (%)										
Bio Ingredients	7	4	3	0	3	8	6	4	4	6
Texturants & Sweeteners	9	7	6	5	7	5	6	4	6	6
Flavours	-4	-6	4	0	-2	0	6	-2	7	2
Total	**6**	**4**	**5**	**3**	**5**	**6**	**6**	**3**	**6**	**5**
Revenue per region										
Europe	1,414	1,274	1,311	1,407	5,406	1,506	1,373	1,328	1,416	5,623
North America	943	974	957	952	3,826	963	963	883	910	3,719
Latin America	252	312	313	268	1,145	292	318	307	298	1,213
Asia-Pacific	590	568	547	594	2,299	593	611	587	609	2,400
Rest of the world	155	147	154	157	613	149	165	172	195	681
Total	**3,354**	**3,275**	**3,282**	**3,378**	**13,289**	**3,603**	**3,428**	**3,277**	**3,428**	**13,636**
Organic growth per region (%)										
Europe	3	-3	4	3	2	7	7	1	1	4
North America	6	8	1	0	4	4	2	0	5	3
Latin America	5	18	14	0	10	18	4	5	20	11
Asia-Pacific	13	8	10	8	10	4	11	11	7	8
Rest of the world	7	4	-3	7	4	-3	14	13	26	12
Total	**6**	**4**	**5**	**3**	**5**	**6**	**6**	**3**	**6**	**5**
EBITDA before special items										
Ingredients	666	579	526	584	2,355	690	619	546	661	2,516
Sugar	298	321	334	366	1,319	265	245	171	267	948
Unallocated	(37)	(34)	(38)	(63)	(172)	(35)	(38)	(40)	(41)	(154)
Subtotal	**927**	**866**	**822**	**887**	**3,502**	**920**	**826**	**677**	**887**	**3,310**
Share-based payments	(55)	(9)	(84)	(65)	(213)	56	(38)	(6)	9	21
Total	**872**	**857**	**738**	**822**	**3,289**	**976**	**788**	**671**	**896**	**3,331**
EBITDA margin (%)										
Ingredients	19.9	17.7	16.0	17.3	17.7	19.7	18.1	16.7	19.3	18.5
Sugar	15.9	15.9	17.1	18.0	16.7	14.3	13.8	10.8	15.0	13.6
Total	**16.9**	**16.4**	**14.2**	**15.4**	**15.7**	**18.5**	**15.3**	**14.0**	**17.4**	**16.4**
Operating profit before special items										
Bio Ingredients	120	179	163	170	632	227	205	153	187	772
Texturants & Sweeteners	302	234	182	243	961	247	213	215	274	949
Flavours	41	12	2	32	87	44	29	10	29	112
Central R&D	(8)	(10)	(9)	(9)	(36)	(7)	(9)	(12)	(9)	(37)
Ingredients	**455**	**415**	**338**	**436**	**1,644**	**511**	**438**	**366**	**481**	**1,796**
Sugar	198	221	235	244	898	175	155	80	171	581
Unallocated	(40)	(38)	(43)	(49)	(170)	(38)	(38)	(41)	(42)	(159)
Subtotal	**613**	**598**	**530**	**631**	**2,372**	**648**	**555**	**405**	**610**	**2,218**
Share-based payments	(55)	(9)	(84)	(65)	(213)	56	(38)	(6)	9	21
Total	**558**	**589**	**446**	**566**	**2,159**	**704**	**517**	**399**	**619**	**2,239**
EBIT margin (%)										
Bio Ingredients	9.8	13.9	12.6	13.3	12.4	17.2	15.3	11.9	14.7	14.8
Texturants & Sweeteners	17.7	14.4	11.2	14.1	14.4	13.9	12.5	13.0	15.5	13.8
Flavours	9.7	3.2	0.5	8.3	5.6	10.5	7.4	2.8	7.3	7.2
Ingredients	**13.6**	**12.7**	**10.3**	**12.9**	**12.4**	**14.6**	**12.8**	**11.2**	**14.0**	**13.2**
Sugar	10.6	11.0	12.0	12.0	11.4	9.5	8.7	5.0	9.6	8.3
Total	**10.8**	**11.3**	**8.6**	**10.6**	**10.3**	**13.3**	**10.1**	**8.3**	**12.0**	**11.0**
Special items										
Ingredients	(127)	(84)	(70)	(41)	(322)	(16)	(69)	(9)	(84)	(178)
Sugar	-	-	-	(506)	(506)	-	-	(10)	(2)	(12)
Unallocated	60	-	-	-	60	-	(4)	-	8	4
Total	**(67)**	**(84)**	**(70)**	**(547)**	**(768)**	**(16)**	**(73)**	**(19)**	**(78)**	**(186)**

Stock exchange notices

Stock exchange notices 2006/07

Date		No.	Title
2 May	2006	07	Warrant programme: Issue of new shares
3 May	2006	-	Updated Articles of Association with appendix 1
20 June	2006	08	Announcement of Results for 2005/06
26 June	2006	-	Annual Report 2005/06
31 July	2006	-	Notice convening AGM 2006
2 August	2006	09	Warrant programme: Issue of new shares
3 August	2006	-	Updated Articles of Association with appendix 1
24 August	2006	10	Annual General Meeting – Excerpts from Chairman's report
24 August	2006	11	Annual General Meeting held on 24 August 2006
25 August	2006	12	Danisco withdraws SPEZYME® ETHYL enzyme product from the market
1 September	2006	-	Updated Articles of Association with appendix 1
19 September	2006	13	Announcement of Results for Q1 2006/07
2 November	2006	14	Warrant programme: Issue of new shares
3 November	2006	-	Updated Articles of Association with appendix 1
9 November	2006	15	New reporting structure in connection with 'Unfolding the Potential'
27 November	2006	16	Election of employee representative to the Board of Directors of Danisco A/S
4 December	2006	17	Election of employee representative to the Board of Directors of Danisco A/S
14 December	2006	18	Announcement of Results for H1 2006/07
26 January	2007	01	Warrant programme: Issue of new shares
26 January	2007	-	Updated Articles of Association with appendix 1
19 February	2007	02	Ruling in enzyme patent infringement case
23 February	2007	03	The European Commission announces quota reduction
20 March	2007	04	Announcement of Results for Q3 2006/07
17 April	2007	05	Patent dispute over SPEZYME® ETHYL settled as expected

For further information:
Danisco A/S
CVR no. 11350356
Langebrogade 1
P.O. Box 17
1001 Copenhagen K
Denmark
Tel. +45 3266 2000
Fax +45 3266 2175
www.danisco.com
info@danisco.com

Investor Relations, tel. +45 3266 2912, investor@danisco.com
Media Relations, tel. + 45 3266 2913, info@danisco.com

EXECUTIVE BOARD

DANISCO

First you add knowledge...

Danisco A/S
Langebrogade 1
P.O. Box 17
DK-1001 Copenhagen K
Tel. +45 3266 2000
Fax +45 3266 2175
www.danisco.com
info@danisco.com

Notice no.: 11/2007

3

2 July 2007

Share buyback initiated – divestment of Flavours implemented

Effective from today, Danisco transfers the ownership of Flavours to Firmenich, a world leader within flavours and fragrances. The sales price of the activities is DKK 3.36 billion or 2.2 times revenue in 2006/07. The transaction was subject to approvals by the relevant authorities and these have now been obtained.

Danisco and Firmenich have entered into a strategic partnership, which will provide unique and flexible solutions for the food industry. The agreement allows Danisco to maintain a unique product offering to its customers and both parties to consolidate their positions in the food industry.

Accounting issues
Profit from discontinued operations is expected at over DKK 400 million, including the proceeds of the Flavours divestment. The released invested capital of around DKK 2.4 billion covers goodwill and operating assets including working capital in equal measure. As a result of the transaction, Flavours' results will be included in Profit from discontinued operations in 2007/08 comprising the results recorded in the period from 1 May 2007 to the time of the divestment as well as the proceeds of the divestment.

Share buyback
As a result of the divestment of Flavours, a share buyback is effected as mentioned in the announcement of 3 May 2007. Consequently, the Board of Directors of Danisco A/S has decided to initiate a share buyback programme according to which Danisco will buy back own shares for an amount of up to DKK 500,000,000 in the period from 3 July to 14 December 2007. The share buyback will be structured in accordance with the provisions of the European Commission's regulation no. 2273/2003 of 22 December 2003, the so-called safe harbour method, which protects listed companies against violation of insider legislation in connection with share buybacks.

Conditions of the share buyback
Danisco appoints Nordea as lead manager for the share buyback programme. Nordea will buy back shares on behalf of Danisco A/S and make trading decisions in respect of Danisco's shares irrespective of and without influence from Danisco as to the timing of the purchases as well as carry out the buyback within the framework set out for the programme.

Danisco's buyback of own shares will be effected under the authorisation granted to the Board of Directors at the company's Annual General Meeting on 24 August 2006 to allow the company within the period up to the next Annual General Meeting to purchase own shares within 10% of the share capital at the market price prevailing at the date of purchase with a deviation of up to 10%.

The purpose of the buyback is to reduce Danisco's share capital and in consequence the Board of Directors will over time submit a proposal to the Annual General Meeting to reduce Danisco A/S' share capital.

Danisco is entitled to terminate the share buyback programme during the period of the programme as a consequence of material adverse changes to the company's financial position or material changes in the market. In the event such decision is taken, Danisco will give notice hereof, and Nordea will in consequence of the termination of the share buyback programme no longer be entitled to buy shares on behalf of Danisco in compliance with the programme.

The maximum total consideration for shares to be bought back under the share buyback programme is DKK 500 million, and the maximum number of shares Danisco is authorised to buy back is 3,914,546 shares, corresponding to 8% of the share capital.

Danisco may not in one single trading day buy back more than 15% of the average daily volume of Danisco shares traded in the 20 preceding trading days on the OMX Nordic Exchange Copenhagen A/S.

In share transactions undertaken under the share buyback programme Danisco may not buy shares at a higher price than the higher of:

- The share price of the last independent transaction and the highest independent bid (highest buyer's bid) at the OMX Nordic Exchange Copenhagen A/S.

Reporting requirements under the regulation referred to above, other legislation and the rules of the OMX Nordic Exchange Copenhagen A/S will be complied with.

Immediately before the programme commences, Danisco's holding of own shares totals 253,646 shares, corresponding to 0.52% of the share capital. These shares have been purchased in order to hedge Danisco's share option programmes.

Outlook
The outlook for 2007/08 is maintained and the announcement of Q1 results is expected to be released on 19 September 2007.

Yours faithfully

Tom Knutzen
CEO

For further information:
Investor Relations, tel. +45 3266 2912, e-mail: investor@danisco.com
Media Relations tel. +45 3266 2913, e-mail: info@danisco.com

4.

EXECUTIVE BOARD

DANISCO

First you add knowledge...

Danisco A/S
Langebrogade 1
P.O. Box 17
DK-1001 Copenhagen K
Tel. +45 3266 2000
Fax +45 3266 2175
www.danisco.com
info@danisco.com

Notice no.: 12/2007

9 July 2007

Share buyback in Danisco A/S

On 20 June 2007 the Board of Directors of Danisco A/S decided to launch a share buyback programme under which Danisco will buy back own shares for an amount of up to DKK 500,000,000 in the period from 3 July 2007 to 14 December 2007.

The programme is structured according to the provisions of the EU Commission's regulation no. 2273/2003 of 22 December 2003, also referred to as the 'safe harbour method'.

The following transactions have been made under the programme:

Date	Number of shares	Average purchase price in DKK	Transaction value in DKK
3 July 2007	25,000	415.09	10,377,250
4 July 2007	30,000	420.00	12,600,000
5 July 2007	10,000	425.00	4,250,000
6 July 2007	12,000	418.50	5,022,000
Accumulated volume under the programme	77,000	418.82	32,249,250

With the buyback of shares as stated above, Danisco owns a total of 330,646 own shares of a nominal value of DKK 20 each, corresponding to 0.68% of the total number of issued shares of 48,931,820 shares.

An amount of DKK 467,750,750 remains to be used under the programme.

Yours faithfully

Tom Knutzen
CEO

For further information, please contact:
Investor Relations, tel.: +45 3266 2912, investor@danisco.com
Media Relations tel.: +45 3266 2913, e-mail: info@danisco.com

With 10,500 employees in more than 40 countries, Danisco is one of the world's leading suppliers of food ingredients, sugar and industrial bioproducts. Based on our technology platform we use nature's own raw materials and resources to develop and produce ingredients for food and other products used in everyday life. Danisco ingredients are used in about every second ice cream and cheese, every third box of detergent and every fourth loaf of bread produced globally. Danisco ingredients based on food technology and biotechnology are also used in other consumer products - from feed and toothpaste to biofuel and plastics. Throughout the value chain, sustainability is integrated in Danisco's way of doing business.

5.

EXECUTIVE BOARD

DANISCO

First you add knowledge...

Danisco A/S
Langebrogade 1
P.O. Box 17
DK-1001 Copenhagen K
Tel. +45 3266 2000
Fax +45 3266 2175
www.danisco.com
info@danisco.com

Notice no.: 13/2007

16 July 2007

Share buyback in Danisco A/S

On 20 June 2007 the Board of Directors of Danisco decided to launch a share buyback programme under which Danisco will buy back treasury shares for an amount of up to DKK 500,000,000 in the period from 3 July 2007 to 14 December 2007.

The programme is structured according to the provisions of the EU Commission's regulation no. 2273/2003 of 22 December 2003, also referred to as the 'safe harbour method'.

Since our Notice no. 12/2007 of 9 July 2007, the following transactions have been made under the programme:

	Number of shares	Average purchase price in DKK	Transaction value in DKK
Accumulated at latest Notice	77,000	418.82	32,249,250
9 July 2007	14,000	416.42	5,829,880
10 July 2007	50,000	418.77	20,938,500
11 July 2007	-	0.00	0
12 July 2007	15,000	417.19	6,257,850
13 July 2007	6,000	418.50	2,511,000
Accumulated volume under programme	162,000	418.44	67,786,480

With the buyback of shares as stated above, Danisco owns a total of 415,646 treasury shares of a nominal value of DKK 20 each, corresponding to 0.85% of the total number of issued shares of 48.931.820 shares.

An amount of DKK 432,213,520 remains to be used under the programme.

Yours faithfully

Tom Knutzen
CEO

For further information, please contact:
Investor Relations, tel.: +45 3266 2912, investor@danisco.com
Media Relations tel.: +45 3266 2913, e-mail: info@danisco.com

EXECUTIVE BOARD

DANISCO

First you add knowledge...

Danisco A/S
Langebrogade 1
P.O. Box 17
DK-1001 Copenhagen K
Tel. +45 3266 2000
Fax +45 3266 2175
www.danisco.com
info@danisco.com

Notice no.: 14/2007

23 July 2007

Share buyback in Danisco A/S

On 20 June 2007 the Board of Directors of Danisco decided to launch a share buyback programme under which Danisco will buy back treasury shares for an amount of up to DKK 500,000,000 in the period from 3 July 2007 to 14 December 2007.

The programme is structured according to the provisions of the EU Commission's regulation no. 2273/2003 of 22 December 2003, also referred to as the 'safe harbour method'.

Since our Notice no. 12/2007 of 9 July 2007, the following transactions have been made under the programme:

	Number of shares	Average purchase price in DKK	Transaction value in DKK
Accumulated at latest Notice	162,000	418.44	67,786,480
16 July 2007	13,000	417.85	5,432,050
17 July 2007	6,000	419.55	2,517,300
18 July 2007	33,000	416.95	13,759,350
19 July 2007	6,000	417.50	2,505,000
20 July 2007	6,000	418.77	2,512,620
Accumulated volume under programme	226,000	418.20	94,512,800

With the buyback of shares as stated above, Danisco owns a total of 479,646 treasury shares of a nominal value of DKK 20 each, corresponding to 0.98% of the total number of issued shares of 48,931,820 shares.

An amount of DKK 405,487,200 remains to be used under the programme.

Yours faithfully

Tom Knutzen
CEO

For further information, please contact:
Investor Relations, tel.: +45 3266 2912, investor@danisco.com
Media Relations tel.: +45 3266 2913, e-mail: info@danisco.com

With 9,700 employees in more than 40 countries, Danisco is one of the world's leading suppliers of food ingredients, sugar and industrial bioproducts. Based on our technology platform we use nature's own raw materials and resources to develop and produce ingredients for food and other products used in everyday life. Danisco ingredients are used in about every second ice cream and cheese, every third box of detergent and every fourth loaf of bread produced globally. Danisco ingredients based on food technology and biotechnology are also used in other consumer products - from feed and toothpaste to biofuel and plastics. Throughout the value chain, sustainability is integrated in Danisco's way of doing business.

7

EXECUTIVE BOARD

DANISCO

First you add knowledge...

Danisco A/S
Langebrogade 1
P.O. Box 17
DK-1001 Copenhagen K
Tel. +45 3266 2000
Fax +45 3266 2175
www.danisco.com
info@danisco.com

Notice no.: 15/2007

30 July 2007

Share buyback in Danisco A/S

On 20 June 2007 the Board of Directors of Danisco decided to launch a share buyback programme under which Danisco will buy back treasury shares for an amount of up to DKK 500,000,000 in the period from 3 July 2007 to 14 December 2007.

The programme is structured according to the provisions of the EU Commission's regulation no. 2273/2003 of 22 December 2003, also referred to as the 'safe harbour method'.

Since our Notice no. 12/2007 of 9 July 2007, the following transactions have been made under the programme:

	Number of shares	Average purchase price in DKK	Transaction value in DKK
Accumulated at latest Notice	226,000	418.20	94,512,800
23 July 2007	-	0.00	0
24 July 2007	21,000	417.98	8,777,580
25 July 2007	10,000	413.75	4,137,500
26 July 2007	19,000	411.45	7,817,550
27 July 2007	10,000	405.00	4,050,000
Accumulated volume under programme	286,000	417.12	119,295,430

With the buyback of shares as stated above, Danisco owns a total of 539,646 treasury shares of a nominal value of DKK 20 each, corresponding to 1.10% of the total number of issued shares of 48,931,820 shares.

An amount of DKK 380,704,570 remains to be used under the programme.

Yours faithfully

Tom Knutzen
CEO

For further information, please contact:
Investor Relations, tel.: +45 3266 2912, investor@danisco.com
Media Relations tel.: +45 3266 2913, e-mail: info@danisco.com

With 9,700 employees in more than 40 countries, Danisco is one of the world's leading suppliers of food ingredients, sugar and industrial bioproducts. Based on our technology platform we use nature's own raw materials and resources to develop and produce ingredients for food and other products used in everyday life. Danisco ingredients are used in about every second ice cream and cheese, every third box of detergent and every fourth loaf of bread produced globally. Danisco ingredients based on food technology and biotechnology are also used in other consumer products - from feed and toothpaste to biofuel and plastics. Throughout the value chain, sustainability is integrated in Danisco's way of doing business.

EXECUTIVE BOARD

DANISCO

First you add knowledge...

Danisco A/S
Langebrogade 1
P.O Box 17
DK-1001 Copenhagen K
Tel.: +45 3266 2000
Fax: +45 3266 2175
www.danisco.com
info@danisco.com

Notice no. 16/2007

2 August 2007

Warrant programme: Issue of new shares

In 2002/03 Danisco set up a warrant programme covering more than 6,300 of Danisco's employees. In the eighth and final exercise period from 20 June 2007 to 18 July 2007 around 6% of the employees decided to exercise their warrants, bringing the total percentage of employees who have exercised their warrants to 99%. The majority chose the option of cash settlement while a small number chose to subscribe for new shares.

At the due date for payment on 1 August 2007, the employees had subscribed and paid for 9,675 shares at a price of DKK 299 in accordance with the warrant programme, and on 2 August 2007 Danisco effected a capital increase of 9,675 shares of DKK 20 nominal value, equivalent to a nominal capital increase of DKK 193,500. The share capital is increased from DKK 978,636,400 (corresponding to 48,931,820 shares of DKK 20 nominal value) to DKK 978,829,900 (corresponding to 48,941,495 shares of DKK 20 nominal value).

Yours faithfully

Tom Knutzen
CEO

For further information, please contact:
Investor Relations, Danisco A/S, tel.: +45 3266 2912, e-mail: investor@danisco.com
Media Relations, Danisco A/S, tel.: +45 3266 2913, e-mail: info@danisco.com

9

EXECUTIVE BOARD

DANISCO

First you add knowledge...

Danisco A/S
Langebrogade 1
P.O. Box 17
DK-1001 Copenhagen K
Tel. +45 3266 2000
Fax +45 3266 2175
www.danisco.com
info@danisco.com

Notice no.: 17/2007

6 August 2007

Share buyback in Danisco A/S

On 20 June 2007 the Board of Directors of Danisco decided to launch a share buyback programme under which Danisco will buy back treasury shares for an amount of up to DKK 500,000,000 in the period from 3 July 2007 to 14 December 2007.

The programme is structured according to the provisions of the EU Commission's regulation no. 2273/2003 of 22 December 2003, also referred to as the 'safe harbour method'.

Since our Notice no. 12/2007 of 9 July 2007, the following transactions have been made under the programme:

	Number of shares	Average purchase price in DKK	Transaction value in DKK
Accumulated at latest Notice	286,000	417.12	119,295,430
30 July 2007	12,000	405.15	4,861,800
31 July 2007	10,000	408.30	4,083,000
1 August 2007	8,000	404.55	3,236,400
2 August 2007	45,000	409.82	18,441,900
3 August 2007	5,000	405.21	2,026,050
Accumulated volume under programme	366,000	415.15	151,944,580

With the buyback of shares as stated above, Danisco owns a total of 619,646 treasury shares of a nominal value of DKK 20 each, corresponding to 1.27% of the total number of issued shares of 48,941,495 shares.

An amount of DKK 348,055,420 remains to be used under the programme.

Yours faithfully

Tom Knutzen
CEO

For further information, please contact:
Investor Relations, tel.: +45 3266 2912, investor@danisco.com
Media Relations tel.: +45 3266 2913, e-mail: info@danisco.com

With 9,700 employees in more than 40 countries, Danisco is one of the world's leading suppliers of food ingredients, sugar and industrial bioproducts. Based on our technology platform we use nature's own raw materials and resources to develop and produce ingredients for food and other products used in everyday life. Danisco ingredients are used in about every second ice cream and cheese, every third box of detergent and every fourth loaf of bread produced globally. Danisco ingredients based on food technology and biotechnology are also used in other consumer products - from feed and toothpaste to biofuel and plastics. Throughout the value chain, sustainability is integrated in Danisco's way of doing business.

DANISCO

First you add knowledge...

29 May 2007 - 12:47

Danisco Ice cream concept: Go Bananas

Do you want to surprise your customers with a brand new, yet familiar texture in a frozen dessert?

CREMODAN® Mousse 30 Emulsifier & Stabiliser Systems provides a creamy and extremely smooth sorbet with very slow melting properties. The sorbet mousse also tastes great as a mousse after melting. An excellent idea for the dessert plate where sorbet often looks dull and thin when it starts melting.



The banana flavour and the bright yellow colour combined with a rich cocoa swirl makes the sorbet mousse remind us of the popular chocolate-coated banana marshmallow.

To receive the concept handout in PDF format, samples or more information, contact Danisco. Click here

Danisco's Ice Cream & Frozen Desserts innovation department has a vast knowledge of technical and trend related issues.
Danisco has more than 50 years experience in solving the challenges that ice cream producers meet. Danisco's monthly ice cream concepts help customers identify the key trends within the frozen desserts market.

Printed Monday, 13 August 2007 from
http://www.danisco.com/cms/connect/corporate/investor+relations/investor+news/en/business+updates/2007/businessupdate_131_en.ht

EXECUTIVE BOARD

DANISCO

First you add knowledge...

Notice no. 09/2007

Danisco A/S
Langebrogade 1
P.O. Box 17
DK-1001 Copenhagen K
Tel.: +45 3266 2000
Fax: +45 3266 2175
www.danisco.com
info@danisco.com

1 June 2007

Announcement on the total number of voting rights and total share capital of the company

In accordance with s. 17 of Executive Order no. 226 of 15 March 2007, governing transitional provisions, Danisco A/S confirms that on 1 June 2007, its total number of voting rights was 48,931,820 and its total share capital was DKK 978,636,400 million.

Yours faithfully

Tom Knutzen
CEO

For further information, please contact:
Investor Relations, Danisco A/S, tel. +45 3266 2912, email: investor@danisco.com
Media Relations, Danisco A/S, tel. +45 3266 2913, email: info@danisco.com

With 10,500 employees in more than 40 countries, Danisco is one of the world's leading producers of food ingredients, sugar and industrial bioproducts. Based on our technology platform we use nature's own raw materials and resources to develop and produce ingredients for food and other products used in everyday life. Danisco ingredients are used in about every second ice cream and cheese, every third box of detergent and every fourth loaf of bread produced globally. Being based on food technology and biotechnology solutions, Danisco's ingredients are also used in other consumer products – from feed and toothpaste to biofuel and plastics. Throughout the value chain, sustainability is integrated in Danisco's way of doing business.

3.

DANISCO

First you add knowledge...

12 June 2007 - 08:28

New-generation phytase increases feed cost savings

The use of a new-generation phytase produces additional net cost savings in pig and poultry diets of at least US $1.50 (€1.35) per tonne of feed compared with traditional phytase products, generating total savings of approximately $5.00 (€4.50) per tonne of feed, according to new data from Danisco Animal Nutrition.

Since its launch in 2003, the company's novel new-generation microbial phytase, Phyzyme™ XP, has provided superior value in broiler feeds compared with leading competitor phytases, delivering average advantages in feed intake, bodyweight gain and FCR response of 32%, 44% and 65% respectively. This means that it offers much greater potential value for replacing phosphorus, calcium, energy and amino acids in broiler diets than conventional phytases.

Data just released by the company following the latest series of product trials highlights that its superior efficacy and value extends to both layer and pig feeds. Seven trials conducted in universities and research institutes in various parts of the World compared the performance of pigs to market age when fed diets supplemented with either the new-generation phytase or a traditional phytase.

The trials demonstrated that the new-generation product was 47% more effective at increasing bodyweight gain and 73% more effective in improving feed conversion, a similar trend to that observed in broilers. The improvements were due to the product's superior ability to liberate phosphorus and calcium from dietary phytate and, at the same time, reduce the anti-nutritive properties of phytate affecting energy and amino acid availability.

Andrea Barletta, Danisco Animal Nutrition's Global Marketing Manager, comments: "These latest trials demonstrate quite clearly that our new-generation phytase represents a considerable technological advance over all traditional phytase products, resulting in demonstrably superior results. To fully embrace its potential, poultry and pig producers can therefore make greater reductions in dietary inorganic phosphorus, energy and amino acids.

When formulating pig or poultry feeds this means at least a 20% greater potential replacement of dietary phosphorus, energy and amino acids compared to traditional phytases. However, this figure is lower than the actual performance improvements which were recorded because it incorporates a 'safety margin' for nutritionists."

For further information, please contact:

Andrea Barletta
Global Marketing Director
Danisco Animal Nutrition
Tel: +44 (0) 1672 517777
E-mail:andrea.barletta@danisco.com

Julian Cooksley
Account Manager
Kendalls Communications
Tel: +44 (0) 1394 610022
E-mail:julian.cooksley@kendallscom.co.uk

Notes for editors:

Digital images are available to illustrate this press release. The images are only to be used to accompany the press release for Danisco Animal Nutrition and are not to be stored in any form of library or used with any other editorial material.
Please email: jo.bowron@kendallscom.co.uk

4.

DANISCO

First you add knowledge...

19 June 2007 - 09:20

Danisco ice cream concept: Cheese Ice Cream with Honey

Do you find it difficult to choose a dessert to follow after a delicious dinner?

Are you moving back and forth between ice cream and a cheese plate?

Why don't you try this cheesy ice cream with Feta taste! It is a perfect combination of salted cheese topped with a sweet, golden syrup with honey.



CREMODAN® 1001 IcePro Emulsifier & Stabiliser System ensures a good ice cream texture, and the Feta Cheese Flavouring T02246 provides the very distinguished taste of the famous Greek cheese.

For more information, contact Danisco. Click here

Danisco's Ice Cream & Frozen Desserts innovation department has a vast knowledge of technical and trend related issues. Danisco has more than 50 years experience in solving the challenges that ice cream producers meet. Danisco's monthly ice cream concepts help customers identify the key trends within the frozen desserts market.

Printed Monday, 13 August 2007 from http://www.danisco.com/cms/connect/corporate/investor+relations/investor+news/en/business+updates/2007/businessupdate_134_en.ht

5

DANISCO

First you add knowledge...

20 June 2007 - 09:00

Genencor introduces a greener, more efficient enzyme for ethanol production

New Maxaliq™ ONE product improves process efficiency in production of biofuels from corn.

Genencor, a division of Danisco A/S, today announced a new enzyme product that significantly improves the process of converting corn to ethanol by increasing throughput and the value of its by-product, known as distiller's dried grain with solubles (DDGS) used as a component in formulating animal feed.

Called Maxaliq™ ONE, the new enzyme product offers the next generation technology that continues to advance the production of biofuels. Maxaliq™ ONE blend contains a novel thermostable enzyme that is used as a processing aid to efficiently reduce viscosity of the liquefact and break down phytic acid in grains to create a higher value by-product DDGS.

"Maxaliq™ ONE offers a variety of plant processing benefits to ethanol producers and contributes to a more sustainable environment by reducing non-digestible, phosphorous containing phytic acid in DDGS," said Brian Carter, vice president for grain processing. "Our partnership with the biofuels industry has created a demand for constantly improving technology. We're pleased to offer a second generation product to respond to that need."

According to Carter, the Maxaliq™ ONE blend used in conjunction with Genencor's innovative Phytase Amylase Liquefaction System (PALS), reduces viscosity and reduces mash phytic acid in the dry-mill process. The addition of a simple step at the beginning of the process therefore results in efficient liquefaction. "Maxaliq™ ONE improves the sustainability values of two industries, ethanol and animal nutrition," said Brian Carter.

Genencor is introducing Maxaliq™ ONE at the 2007 Fuel Ethanol Workshop in St. Louis, MO, USA. To find out more about Maxaliq™ ONE, please visit our new website at www.genencor.com or contact your Genencor representative.

For further information, please contact us

Download this press release in PDF format.

6.



20 June 2007 - 11:36

FY results announcement

Announcement of results for 2006/07 (1 May 2006 – 30 April 2007)

Notice no: 10/2007

Profit for 2006/07 better than expected at beginning of year

Danisco recorded revenue of DKK 20,362 million (DKK 20,912 million), operating profit before special items of DKK 2,239 million (DKK 2,159 million), profit for the year of DKK 1,079 million (DKK 622 million) and free cash flow of DKK 1,160 million (DKK 1,226 million). Net interest-bearing debt was DKK 12,222 million at year-end 2006/07. Hence, profit for 2006/07 proved better than expected at the beginning of the financial year. A proposal will be made at the Annual General Meeting to pay a dividend per share of DKK 7.50 (DKK 6.75).

Highlights

- Ingredients recorded 5% organic growth with all divisions contributing to this performance, which is in accordance with the financial targets
- EBIT margin in Ingredients up 0.8 percentage points to 13.2%
- Operating profit before special items in Sugar exceeded expectations
- EU sugar reform proved a bigger-than-expected challenge for the sugar industry. Sugar maintains its strategy to maximise cash flows based on a high degree of efficiency
- 'Unfolding the potential' priorities maintained, however, with increasing focus on accelerating growth initiatives in Bio Ingredients and Texturants & Sweeteners. Several structural efficiencies were carried out in production and R&D in 2006/07
- Danisco entered into an agreement on the divestment of Flavours to Firmenich and a strategic partnership concerning the sale of flavours to the food industry. Share buybacks at the level of DKK 0.5 billion are expected to be launched once the divestment of Flavours is concluded in the first six months of 2007/08
- Financial targets for Ingredients and Sugar maintained

Outlook for 2007/08

Revenue is expected at the level of DKK 19 billion (DKK 18,800 million) adjusted for the divestment of Flavours, corresponding to organic growth at the level of 4% in Ingredients and a decline in revenue in Sugar as a result of the EU sugar reform. EBIT before special items and share-based payments is expected slightly under DKK 1,800 million adjusted for the divestment of Flavours (DKK 2,014 million) with Ingredients contributing at the level of DKK 1,650 million (DKK 1,592 million) and Sugar contributing at the level of DKK 300 million (DKK 581 million).

Profit from continuing operations before share-based payments is expected at the level of DKK 900 million. Profit from discontinued operations is expected at over DKK 400 million after tax related to the divestment of the Flavours activities. Profit for the year before share-based payments is subsequently expected at over DKK 1,300 million (DKK 1,062 million).

Read the full release in English

Read the full release in Danish

DANISCO

First you add knowledge...



20 June 2007

Announcement of Results for 2006/07

(1 May 2006 – 30 April 2007)

Contents

With 10,500 employees in more than 40 countries, Danisco is one of the world's leading suppliers of food ingredients, sugar and industrial bioproducts. Based on our technology platform we use nature's own raw materials and resources to develop and produce ingredients for food and other products used in everyday life. Danisco ingredients are used in about every second ice cream and cheese, every third box of detergent and every fourth loaf of bread produced globally. Danisco ingredients based on food technology and biotechnology are also used in other consumer products - from feed and toothpaste to biofuel and plastics. Throughout the value chain, sustainability is integrated in Danisco's way of doing business.

Danisco A/S
Langebrogade 1
P.O. Box 17
1001 Copenhagen K
Denmark
Tel. +45 3266 2000
Fax +45 3266 2175
www.danisco.com

Announcement of Results for 2006/07
1 May 2006 – 30 April 2007

20 June 2007

Profit for 2006/07 better than expected at beginning of year

Danisco recorded revenue of DKK 20,362 million (DKK 20,912 million), operating profit before special items of DKK 2,239 million (DKK 2,159 million), profit for the year of DKK 1,079 million (DKK 622 million) and free cash flow of DKK 1,160 million (DKK 1,226 million). Net interest-bearing debt was DKK 12,222 million at year-end 2006/07. Hence, profit for 2006/07 proved better than expected at the beginning of the financial year. A proposal will be made at the Annual General Meeting to pay a dividend per share of DKK 7.50 (DKK 6.75).

Highlights

- Ingredients recorded 5% organic growth with all divisions contributing to this performance, which is in accordance with the financial targets
- EBIT margin in Ingredients up 0.8 percentage points to 13.2%
- Operating profit before special items in Sugar exceeded expectations
- EU sugar reform proved a bigger-than-expected challenge for the sugar industry. Sugar maintains its strategy to maximise cash flows based on a high degree of efficiency
- 'Unfolding the potential' priorities maintained, however, with increasing focus on accelerating growth initiatives in Bio Ingredients and Texturants & Sweeteners. Several structural efficiencies were carried out in production and R&D in 2006/07
- Danisco entered into an agreement on the divestment of Flavours to Firmenich and a strategic partnership concerning the sale of flavours to the food industry. Share buybacks at the level of DKK 0.5 billion are expected to be launched once the divestment of Flavours is concluded in the first six months of 2007/08
- Financial targets for Ingredients and Sugar maintained

Outlook for 2007/08

Revenue is expected at the level of DKK 19 billion (DKK 18,800 million) adjusted for the divestment of Flavours, corresponding to organic growth at the level of 4% in Ingredients and a decline in revenue in Sugar as a result of the EU sugar reform. EBIT before special items and share-based payments is expected slightly under DKK 1,800 million adjusted for the divestment of Flavours (DKK 2,014 million) with Ingredients contributing at the level of DKK 1,650 million (DKK 1,592 million) and Sugar contributing at the level of DKK 300 million (DKK 581 million). Profit from continuing operations before share-based payments is expected at the level of DKK 900 million. Profit from discontinued operations is expected at over DKK 400 million after tax related to the divestment of the Flavours activities. Profit for the year before share-based payments is subsequently expected at over DKK 1,300 million (DKK 1,062 million).

Key figures and financial ratios

(DKKm)		2002/03	2003/04	2004/05	2005/06	2006/07
Income statement						
Revenue		16,551	16,397	17,835	20,912	20,362
EBITDA before special items		3,271	3,001	3,050	3,289	3,331
Operating profit before special items		2,354	2,108	2,086	2,159	2,239
Special items		(24)	83	(128)	(768)	(186)
Amortisation of goodwill		(404)	(409)	-	-	-
Operating profit		1,926	1,782	1,958	1,391	2,053
Net financial expenses		(350)	(242)	(264)	(497)	(506)
Profit before tax		1,576	1,540	1,694	894	1,547
Profit for the year		1,028	1,009	1,251	622	1,079
Cash flows						
Cash flow from operating activities		1,987	1,667	1,378	2,646	2,432
Cash flow from investing activities		(1,457)	51	(6,482)	(1,420)	(1,272)
of which net investments in intangible assets		(90)	(106)	(119)	(178)	(127)
of which net investments in property, plant and equipment		(797)	(670)	(695)	(1,067)	(1,121)
of which purchase and sale of enterprises and activities		(470)	(42)	(5,665)	(159)	(60)
of which purchase and sale of financial assets		(100)	869	(3)	(16)	36
Free cash flow		530	1,718	(5,104)	1,226	1,160
Balance sheet						
Assets		26,540	25,307	32,802	32,262	31,385
Equity attributable to equity holders of the parent		11,404	11,612	11,953	12,408	12,644
Equity		11,651	11,900	12,286	12,726	12,949
Net interest-bearing debt		9,439	8,291	13,847	13,224	12,222
Invested capital		19,443	19,405	27,369	26,566	25,843
Financial ratios (%)						
EBITDA margin		19.8	18.3	17.1	15.7	16.4
EBIT margin		14.2	12.8	11.7	10.3	11.0
RONOA		18.2	16.2	15.4	14.5	14.7
ROIC		11.1	9.9	8.9	7.3	8.0
ROE		8.4	8.5	10.2	4.6	8.4
NIBD/EBITDA ratio		2.8	2.9	3.3	3.8	3.7
Share data						
Average number of shares	'000	52,366	49,907	49,584	48,909	48,728
Average number of shares, diluted	'000	52,372	49,930	49,860	49,373	49,010
Number of shares at year-end, diluted	'000	51,127	49,785	49,300	49,256	48,943
Earnings per share:						
EPS	DKK	19.22	19.52	24.23	11.52	21.71
DEPS	DKK	19.22	19.51	24.09	11.41	21.58
DEPS before amortisation of goodwill	DKK	27.72	28.41	24.09	11.41	21.58
DEPS before amortisation of goodwill, special items and discontinued operations	DKK	28.05	27.21	25.97	23.19	24.54
Cash flow per share, diluted	DKK	37.94	33.39	27.64	53.59	49.62
Book value per share, diluted	DKK	223	233	242	252	258
Share price	DKK	243	294	374	502	443
Paid to shareholders						
Dividends paid in the financial year		314	311	323	330	328
Acquisition of treasury shares		864	356	300	52	123
Total		1,178	667	623	382	451
Other data						
Average number of employees		8,356	8,440	9,235	10,636	10,423

For definitions of key figures please refer to "Definition of key figures and financial ratios" in the Annual Report for 2006/07.

Ingredients

Profit for 2006/07 better than expected

The 2006/07 results exceeded expectations at the beginning of the year. The positive EBIT margin and organic growth performance underpins our expectations of realising the financial targets for Ingredients as defined in connection with the launch of 'Unfolding the potential' in September 2006:

EBIT margin in Ingredients: >15% (13.2% in 2006/07)
- Bio Ingredients: 15-20% (14.8% in 2006/07)
- Texturants & Sweeteners: >15% (13.8% in 2006/07)

Organic growth in Ingredients: 3-6% (5% in 2006/07)
- Bio Ingredients: 5-10% (6% in 2006/07)
- Texturants & Sweeteners: 3-5% (6% in 2006/07)

To achieve these targets Ingredients has to achieve a return of at least 20% (18.1% in 2006/07) on net operating assets (RONOA).

The present technology, product and sales platform provides Ingredients with a strong foundation for realising its financial targets and capitalising on growth opportunities in the market like:

- Trend towards healthier food
- Trend towards food producers collaborating with ingredients producers on product development
- Growing demand for biobased industrial solutions – e.g. enzymes providing financial and environmental benefits compared with today's conventional processes

'Unfolding the potential' still focuses on efficiencies and tight cost management

The aim of 'Unfolding the potential' – a reorganisation focusing on streamlining the organisational and management structure – is to pave the way for efficiency improvements throughout the value chain in Ingredients. Implementation is according to plan, and several structural measures to release resources have been launched already:

- Optimisation of the R&D structure in Cultures and Genencor
- Three plant closures within the Gums & Systems product area in the Texturants & Sweeteners division

Together with tight cost management these measures will drive the planned margin improvement and release additional resources for investments in new growth initiatives, e.g. enzyme systems for bioethanol production based on biomass.

Ongoing strategic evaluation of the Group's business platform

Increasing focus on profitable growth

Danisco's business platform is regularly the object of strategic evaluation. On the back of this, Danisco entered a DKK 3.36 billion agreement with Firmenich, Switzerland, on 3 May 2007 on the divestment of Flavours. A strategic partnership agreement was also concluded giving Danisco access to Firmenich's product range of flavours to the food industry. Hence, not only will the agreement with Firmenich strengthen Danisco's strategic platform in relation to our one-stop-supplier concept, but also our financial base. As a result of the Flavours divestment, focus on profitable growth will gradually be accelerated compared with the original plans under 'Unfolding the potential'. The sale of Flavours entails that some of the overhead costs that are not assumed by Firmenich will be assumed by the ingredients business. This calls for an adjustment of resources and hence the entire cost structure, but in the short term these costs will impact the EBIT margin in Ingredients.

Sugar

Priorities maintained in Sugar

The strategic options are evaluated regularly in Sugar. It is evident now that the pace with which the sugar industry has adapted to the sugar reform has been slower and more challenging than originally anticipated. It is still our assessment that our most value-creating option is to maintain the present priorities by focusing on:

- Maintaining the position as one of the most efficient sugar producers in Europe
- Maximising cash flow from sugar production
- Capitalising on by-products and the asset base from sugar production – e.g. bioethanol production in Germany

The financial targets for Sugar focus on maximising cash flow from sugar production, as the industry is non-growing and regulated in an EU perspective.

Sugar production

The following targets have been set for sugar production:

- Cash flow from operations (before financials and tax) will exceed operating profit, as for a period of time investments will be below depreciation level due to the large investments of recent years into a modern and efficient production system
- Once the market balance has been restored, Sugar is expected to generate revenue of around DKK 5.5 billion and an EBIT margin of at least 10%

Sugar will receive total proceeds of more than DKK 0.4 billion in 2007/08 and 2008/09 from the sale of sugar quotas.

By-products

As was the case with bioethanol production in Germany, Sugar will make investments based on related product or production technology.

Capital structure

In connection with 'Unfolding the potential' a new target for the capital structure was defined:

- Gearing defined as a net interest-bearing debt/EBITDA ratio at the level of 3.0-4.5 (3.7 in 2006/07)
- A reduction of the capital base through dividends and/or share buybacks.

Share buybacks at the level of DKK 0.5 billion are expected to be effected once the divestment of Flavours is concluded in the first six months of 2007/08. The Group's capital structure is regularly evaluated in order to ensure an optimal balance between the Group's gearing, strategic initiatives and financial scope.

Income statement

Ingredients recorded 5% organic growth

Sales decline in Sugar as expected

In 2006/07, Danisco recorded revenue of DKK 20,362 million against DKK 20,912 million the year before, corresponding to a decline of 3%. Ingredients represented 66% and Sugar 34% of revenue in 2006/07 compared to 63% and 37% the year before. This change is attributable to the negative impact of the EU sugar reform, as a consequence of which Sugar recorded a revenue drop of 11% as expected. Ingredients, on the other hand, recorded revenue growth of 3%, made up of 5% organic growth and a negative currency effect of 2%.

Rising gross margin

Gross profit was DKK 7,128 million against DKK 7,240 million the year before. That corresponds to a gross margin of 35.0% in 2006/07 against 34.6% the year before. The rising gross margin was driven by improvements in Ingredients and a setback in Sugar due to the sugar reform.

EBITDA improvement in Ingredients and decline in Sugar

EBITDA before special items and share-based payments declined DKK 192 million or 5% to DKK 3,310 million, corresponding to an EBITDA margin of 16.3% against 16.7% the year before. This development is due to a positive performance in Ingredients and corporate costs, while Sugar showed a negative performance due to the sugar reform.

Ordinary depreciation fell DKK 38 million or 3% to DKK 1,092 million due to the phasing out of production assets in Sugar and lower depreciation on various office premises as well as to currency impact. A DKK 56 million asset write-down in Sugar was expensed under special items.

EBIT dropped 6% to DKK 2,218 million due to Sugar

EBIT before special items and share-based payments was DKK 2,218 million against DKK 2,372 million last year. That corresponds to an EBIT margin of 10.9% in 2006/07 against 11.3% the prior year. The earnings decline is solely attributable to Sugar, as Ingredients and 'corporate expenses' showed a positive performance in 2006/07.

Share-based payments were an income of DKK 21 million in 2006/07, against an expense of DKK 213 million the year before. The 2006/07 income is attributable to the declining Danisco share price during the financial year.

Special items in line with expectations

Special items were an expense of DKK 186 million against DKK 768 million the year before. This was as anticipated and mainly related to the integration of Genencor and implementation of 'Unfolding the potential'. Planned restructuring measures in Flavours were not implemented in 2006/07 due to the divestment to Firmenich. It was decided to start optimising certain production assets related toRhodia Food Ingredients. The estimated amounts in the annual report for 2005/06 for compensation of the beet growers in connection with a quota sale and the depreciation amount were finally calculated at an additional DKK 108 million. This amount is offset by a DKK 96 million final calculation of production levies under the previous sugar regime, corresponding to a net expense in Sugar of DKK 12 million.

Financial expenses affected by increasing interest level

Net financial expenses were DKK 506 million in 2006/07 against DKK 497 million in the prior year. Financials in 2006/07 include a capital gain of DKK 43 million from the sale of shares in Cambridge Antibody Technology. The increased financial expenses are attributable to the rising interest level.

Profit before tax up 73%

Profit before tax grew DKK 653 million or 73% to DKK 1,547 million in 2006/07. This increase is mainly due to share-based payments, special items and operating profit in Ingredients.

The tax expense amounted to DKK 468 million, equivalent to a tax rate of 30%. The corresponding figures for 2005/06 were DKK 261 million and 29% (the 2005/06 profit included a tax-free income of DKK 60 million).

Profit for the year up 73%

Profit for the year 2006/07 rose DKK 457 million or 73% to DKK 1,079 million, an improvement against expectations at the start of the financial year. Profit before share-based payments went up 33% or DKK 265 million to DKK 1,062 million.

Minority interests' share of profit fell from DKK 58 million in 2005/06 to DKK 21 million in 2006/07. This is attributable to the share of profit in 2005/06 including non-recurring income relating to the restructuring in Sugar.

The share of profit attributable to equity holders of the parent increased 88% or DKK 494 million to DKK 1,058 million in 2006/07.

Cash flow statement

Stable cash flow from operations compared to the year before

Cash flow from operating activities before change in working capital was DKK 2,113 million in 2006/07. Working capital contributed DKK 319 million compared with DKK 691 million the year before. Sugar was a driving factor in reducing the working capital. The underlying improvement in working capital was bigger than the figures from 2006/07, as Sugar received extraordinary restitution repayments from the EU in 2005/06.

DKK 1.3 billion invested in capacity expansion in growth areas

In 2006/07 investments totalled DKK 1,272 million compared with DKK 1,420 million the year before. In 2006/07, DKK 60 million was included from acquisitions (CMC) against DKK 159 million the prior year (Genencor-related residual payment). Capital expenditure is mainly related to capacity expansions in Genencor and Cultures as well as new plant capacity for xylitol/xylose.

Free cash flow was DKK 1,160 million in 2006/07 against DKK 1,226 million in the prior year.

Balance sheet

Invested capital reduced

The invested capital was DKK 25,843 million at year-end 2006/07 against DKK 26,566 million the year before, corresponding to a reduction of 3% or DKK 723 million. This positive development is attributable to currency impact and lower net working capital. The agreement on the divestment of Flavours of 3 May 2007 was not included in the balance sheet for 2006/07.

Net interest-bearing debt reduced by DKK 1 billion

Net interest-bearing debt was taken down 8% or DKK 1,002 million to DKK 12,222 million. At the end of 2006/07, net interest-bearing debt corresponded to a gearing of 3.7 (net interest-bearing debt/EBITDA), which is in line with the target of a gearing ratio in the 3.0-4.5 interval.

Equity up 2%

Equity including minorities grew 2% or DKK 223 million to DKK 12,949 million in 2006/07. The increase is a combination of total recognised income of DKK 606 million (after adjustment for the translation of equity in foreign subsidiaries, among other things), dividend payouts of DKK 360 million and other negative capital adjustments of DKK 23 million.

Ingredients

(DKKm)	Q4 2006/07	Q4 2005/06	2006/07	2005/06
Revenue				
Bio Ingredients	1,269	1,283	5,209	5,095
Texturants & Sweeteners	1,769	1,722	6,891	6,669
Flavours	399	385	1,562	1,555
Eliminations	(9)	(12)	(26)	(30)
Total	**3,428**	**3,378**	**13,636**	**13,289**
Growth (%)	1	32	3	35
Organic growth (%)	6	3	5	5
EBITDA	**661**	**584**	**2,516**	**2,355**
EBITDA margin (%)	19.3	17.3	18.5	17.7
EBIT				
Bio Ingredients	187	170	772	632
Texturants & Sweeteners	274	243	949	961
Flavours	29	32	112	87
Central R&D	(9)	(9)	(37)	(36)
Total	**481**	**436**	**1,796**	**1,644**
EBIT margin (%)	14.0	12.9	13.2	12.4
RONOA (%)	**18.1**	**16.4**	**18.1**	**16.4**
Net working capital	3,903	4,034	3,903	4,034
Net non-current assets	6,098	5,925	6,098	5,925
Net operating assets	10,001	9,959	10,001	9,959
Goodwill	9,056	9,346	9,056	9,346
Invested capital	19,057	19,305	19,057	19,305

Results for 2006/07

5% organic growth

In 2006/07, Ingredients recorded revenue growth of 3%, made up of 5% organic growth and a negative currency effect of 2%. All divisions contributed positive organic growth in accordance with the financial targets. Bio Ingredients and Texturants & Sweeteners recorded the strongest growth rates. Growth was declining and fluctuating in Europe and North America during the second half of the year, whereas growth rates in general were satisfactory in the other geographical regions. The strongest contributing product groups were feed enzymes, cultures, functional systems and sweeteners. Of the product segments, confectionery, dairy and oils & fats grew the most.

EBITDA margin up 0.8 percentage points to 18.5%

EBITDA rose 7% or DKK 161 million to DKK 2,516 million in 2006/07 with the EBITDA margin at 18.5%, up 0.8 percentage points in 2006/07. Bio Ingredients and Flavours contributed positively to the full-year margin performance. Due to increasing raw material and energy costs, Texturants & Sweeteners only saw a positive EBITDA margin performance in the second half of 2006/07.

Depreciation was DKK 720 million in 2006/07 against DKK 711 million in the prior year.

EBIT margin up 0.8 percentage points to 13.2%

EBIT grew 9% or DKK 152 million to DKK 1,796 million. This corresponds to an EBIT margin of 13.2%, up 0.8 percentage points on last year.

RONOA up 1.7 percentage points to 18.1%

RONOA for 2006/07 was up 1.7 percentage points to 18.1% due to a positive performance in operating profit and invested capital.

Raw material supply and prices

Structural change in raw material markets

In 2005/06 and 2006/07, the raw material markets underwent structural changes due to increasing production of bioethanol and biodiesel, which have a direct and indirect impact on the price of raw materials included in the production of food

ingredients and products. This has resulted in hefty price increases and a volatile price development, unprecedented in the food industry. Danisco believes that this will be of a permanent nature. Ingredients must therefore adapt its organisation and value chains to more dynamic market conditions. The extensive product range in Ingredients in the shape of various product offerings and technologies is a solid platform for offsetting the subsequent effects.

Market changes create benefits for Danisco

It is important to stress that many of Ingredients' products make it possible for:

- Food producers to limit the use of these raw materials
- Food producers to substitute raw materials, allowing for consumption to be optimised in line with the price of the various raw material substitutes.

Hence, the structural change in the raw material markets will generate growth and earnings opportunities for Ingredients.

Trends in the food industry: Health & Nutrition
The global food industry is seeing a number of trends, providing Danisco with a series of exciting growth opportunities:

- Demand for lower production costs through improved production processes for existing and new foods
- Food with an improved health and nutritional profile in response to the increasing global health problems like obesity and diabetes. The result is growing demand for food with a low energy and fat content

Healthy food ups consumption of food ingredients

This type of food requires a greater content of, for example, Danisco's texturant ingredients, which constitute the building blocks in industrially produced food. Essential to these healthy foods are often active ingredients with a special functionality, typically backed by health claims. Second-generation products like prebiotic and probiotic cultures as well as xylitol and other speciality carbohydrates are already strong segments for Danisco. Therefore, Danisco will increasingly focus on expanding this product range of active ingredients – through own product development and external products.

Product divisions

Bio Ingredients

(DKKm)	Q4 2006/07	Q4 2005/06	2006/07	2005/06
Revenue	**1,269**	**1,283**	**5,209**	**5,095**
Growth (%)	(1)	109	2	119
Organic growth (%)	4	-	6	3
EBIT	**187**	**170**	**772**	**632**
EBIT margin (%)	14.7	13.3	14.8	12.4

6% organic growth in 2006/07 against 3% the year before

Bio Ingredients is comprised of Genencor (enzymes) and Cultures (cultures and food safety), accounting for 38% of revenue in Ingredients. The organic growth rate in 2006/07 was 6% against 3% the year before. The declining sales growth of SPEZYME® XTRA for bioethanol production has impacted overall organic growth. All regions contributed to the positive growth in 2006/07 for enzymes and cultures, but growth was particularly strong in Latin America and Asia-Pacific. Cultures is benefiting from a global rise in milk protein consumption – especially for yoghurt products. The detergent enzymes segment maintained a small single-digit growth rate. Enzymes for bioethanol and feed enzymes were among the very strongest product segments. The strong performance in feed enzymes is attributable to the ongoing strengthening of the product range, application support and proximity to

the customers as well as to the rising feed prices, which raise demands for high feed effectiveness.

In the 'Health & Nutrition' segment, Cultures is already seeing strong growth in dietary supplements like prebiotic and probiotic cultures.

EBIT margin up 2.4 percentage points to 14.8%

The EBIT margin in 2006/07 improved by 2.4 percentage points to 14.8%, which was achieved on the back of the planned integration synergies and organic growth. Efforts are being made to obtain ongoing productivity improvements and selective price increases to offset the rising energy and raw material prices.

Innovation activity in Bio Ingredients

Genencor and Cultures upheld a high innovation level in 2006/07, reflected in the number of new product launches. Optimisation of the R&D structure was launched in both areas in consequence of 'Unfolding the potential' to release more resources for new product development activities. A high intake of additional R&D resources is expected in the enzymes and cultures areas in the coming years. Bioethanol based on starch as well as biomass will be a strong focus area.

Bioethanol: A high-priority focus area for Genencor

19% organic growth in bioethanol enzymes

The launch of SPEZYME® XTRA as a replacement for SPEZYME® ETHYL proved more difficult than originally expected. Not all customers agreed that the product was the best suited solution for their production technology, and we lost a number of customers on that account. However, this product is only one of many enzymes products used in bioethanol production. In spite of these difficulties, Genencor recorded 19% organic growth in this area in 2006/07.

Bioethanol is a high-priority area for Genencor – based on starch as well as biomass. Hence, the enhanced R&D activities.

New product launch: MaxaLiq(TM) ONE

Genencor has just launched a new, exciting enzyme blend – Phytase Amylase Liquefaction Systems, or PALS process, for the bioethanol industry. This new, patented product, MaxaLiq(TM) ONE, is an enzyme blend based on alpha-amylase and bacterial phytase. The benefits of this product innovation for the bioethanol industry include a more efficient liquefaction step in the production process and an increased feed value of DDGS (a feed product derived as a by-product of bioethanol production) – resulting in less phosphate pollution from animal manure. We expect this product to generate additional value to Genencor's bioethanol segment.

Food safety

Cultures also produces a wide range of food safety products. Natural product solutions are seeing an underlying attractive market growth, however, to some extent offset by the gradual phasing out of AvGard®.

Texturants & Sweeteners

(DKKm)	Q4 2006/07	Q4 2005/06	2006/07	2005/06
Revenue	**1,769**	**1,722**	**6,891**	**6,669**
Growth (%)	3	10	3	11
Organic growth (%)	6	5	6	7
EBIT	**274**	**243**	**949**	**961**
EBIT margin (%)	15.5	14.1	13.8	14.4

6% organic growth

Texturants & Sweeteners represented 51% of revenue and covers a wide range of texturant products, natural sweeteners and industrial ingredients. The division recorded 6% organic growth in 2006/07, which is in line with last year. The division raised prices during the year to offset rising energy and raw material prices, but volume increases continue to account for the majority of organic growth. However,

the efforts to improve the EBIT margin via price increases have had an adverse impact on growth rates. All regions made positive contributions to organic growth in 2006/07, with strongest growth in Eastern Europe, Latin America and Asia-Pacific.

EBIT margin of 13.8% and positive margin performance in H2

The EBIT margin dropped by 0.6 percentage points to 13.8% in 2006/07 due to developments in energy and raw material prices. The EBIT margin improved by 1.6 percentage points to 14.3% in H2 2006/07. Organic growth and tight cost management were the key contributors to the performance in H2.

Continued raw material shortage for xylitol

The raw material shortage for xylitol was significantly reduced during the financial year by our North-American supplier resuming its xylose production, just as Danisco's own xylose capacity expansion will be effective in mid-2007. However, sales growth has been restricted by the limited availability of raw materials.

Ongoing challenges for minor product area

The relatively small product area of xanthan (stabiliser) has not yet seen any improvement. The market is currently hit by fierce price pressures as a result of increasing competition from low-cost Chinese producers. Danisco is working intensely to improve competitiveness at our two plants in France and China. To this should be added that product development efforts have been expanded.

Integration of CMC progressing as planned

Focus on upgrade of production facilities

The integration of CMC is progressing as planned and the sales synergies expected to be realised from this starch product are in line with expectations. An overall improvement of production capacity has been initiated with a view to paving the way for a more value-creating product range. All in all, CMC has met the expectations set out at the time of the takeover in August 2006.

GRINDSTED® SOFT-N-SAFE: New production capacity on stream

New production capacity is on stream and sales expected to double in 2007/08

The sales performance suffered from limited production capacity, but the capacity expansion of just under 5,000 tonnes has now come on stream. The start-up of production was successful, but the new production technology is still being optimised. Around 500 tonnes (full capacity utilisation) were sold during the financial year and volume is expected to double in 2007/08. Focus is on boosting sales to existing as well as new applications/customers. Danisco regularly receives positive feedback on pilot tests involving new customers, but implementing GRINDSTED® SOFT-N-SAFE at the customers' premises is a time-consuming process.

It is now a fact that the adoption of the EU's announced tightening of legislation governing phthalates has been delayed.

Flavours

(DKKm)	Q4 2006/07	Q4 2005/06	2006/07	2005/06
Revenue	**399**	**385**	**1,562**	**1,555**
Growth (%)	4	4	-	1
Organic growth (%)	7	-	2	(2)
EBIT	**29**	**32**	**112**	**87**
EBIT margin (%)	7.3	8.3	7.2	5.6

Flavours represented 11% of revenue in Ingredients and generated 2% organic growth in 2006/07, a positive development compared to previous years. Growth was broadly based geographically, i.e. all regions except North America contributed positive growth. Recent years' efforts to optimise the business platform and cost base are now beginning to pay off. As a result, the EBIT margin increased by 1.6 percentage points to 7.2% in 2006/07.

On 3 May 2007, Danisco entered into an agreement on the divestment of Flavours to Swiss-based Firmenich for DKK 3.36 billion. The transaction is expected to be

concluded during the summer of 2007. Danisco and Firmenich also entered into a strategic partnership, providing Danisco with access to Firmenich's product offering to the food industry. Intense efforts are currently being made by Firmenich and Danisco to implement the strategic partnership.

Geographical segments

Europe

(DKKm)	Q4 2006/07	Q4 2005/06	2006/07	2005/06
Revenue	**1,416**	**1,407**	**5,623**	**5,406**
Growth (%)	1	24	4	25
Organic growth (%)	1	3	4	2

Europe is the biggest region, representing 41% of Ingredients' revenue. The region recorded 4% organic growth in 2006/07, up from 2% last year. The two-sided growth profile is still intact, with Eastern Europe continuing to show significantly higher growth rates than Western Europe. Russia, a key market, continued to generate double-digit growth during the year.

All divisions showed fairly uniform positive growth performance, albeit stronger in Cultures. The strongest product groups were food and feed enzymes, cultures, functional systems and xylitol, and the strongest customer groups were beverages, confectionery, dairy and oils & fats.

North America

(DKKm)	Q4 2006/07	Q4 2005/06	2006/07	2005/06
Revenue	**910**	**952**	**3,719**	**3,826**
Growth (%)	(4)	54	(3)	56
Organic growth (%)	5	-	3	4

North America is the second-biggest region in Ingredients, representing 27% of revenue. Growth was uneven during the year and was impacted by declining growth in SPEZYME® XTRA sales to the bioethanol segment. Add to this that some product groups were adversely impacted by price increases implemented to offset high energy and raw material prices.

All divisions made fairly uniform growth contributions except Flavours, which recorded largely unchanged sales. Confectionery and oils & fats were the strongest customer segments while the strongest products were feed enzymes, cultures, emulsifiers and functional systems.

Latin America

(DKKm)	Q4 2006/07	Q4 2005/06	2006/07	2005/06
Revenue	**298**	**268**	**1,213**	**1,145**
Growth (%)	11	25	6	34
Organic growth (%)	20	-	11	10

Latin America represents 9% of revenue in Ingredients and recorded 11% organic growth in 2006/07, in line with the previous year. The business platform is broadly based with all divisions making significant contributions to the positive performance. Enzymes, cultures, functional systems, xylitol, Litesse® and flavours were among the strongest product growth areas while beverages, confectionery and dairy were the customer segments recording the strongest growth rates.

Asia-Pacific

(DKKm)	Q4 2006/07	Q4 2005/06	2006/07	2005/06
Revenue	**609**	**594**	**2,400**	**2,299**
Growth (%)	3	31	4	32
Organic growth (%)	7	8	8	10

Asia-Pacific accounts for 18% of revenue and offers the highest growth potential for Ingredients due to the population and economic growth potential in the short and long term. The region recorded 8% organic growth in 2006/07 even though Q1 was adversely impacted by poor weather conditions. China recorded organic growth of more than 15% for the full year.

All divisions except Cultures contributed to the growth of the region. The strongest product groups were enzymes overall, emulsifiers, xylitol and Litesse®, while the strongest customer segments were bakery, beverages and confectionery.

Over the years, Danisco has invested heavily in an expansion of the existing production capacity as well as in acquisitions in the region, the most recent being the takeover of CMC in August 2006. The production and sales platform provides a solid basis for continued expansion of Ingredients' market position in the region.

Innovation

In Q4 2006/07, Danisco launched the following products and research results:

Genencor

- **Phyzyme XP TPT:** A new technology developed by Danisco ensures that the phytase in feed maintains efficacy after exposure to pelleting temperatures of up to 95°C. The product is claimed to be the most heat stable phytase on the market. TPT applies to the phytase enzyme a coating which delivers unrivalled protection against the high temperatures that typically occur during the feed pelleting process while rapidly releasing the enzyme activity in the animal's gut, without compromising animal performance.

Cultures

- **CHOOZIT™ SU CASU:** A new cheese culture for the production of Pecorino Sardo cheeses.
- **GUARDIAN™ Green Tea Extracts:** A new natural and cost-effective solution to protect meat and poultry flavour and taste. The products are specifically selected for their antioxidative impact on heat-treated meat and poultry products. Danisco is the first to use the antioxidative properties of green tea to effectively protect the shelf life of meat and poultry products.
- **HOWARU™ Protect:** A new patented formulation of probiotic cultures to reduce cold symptoms. A double-blinded, placebo controlled study on respiratory tract infections conducted at the medical college of Tongji in Shanghai, China, following the guidelines of the WHO, has demonstrated that HOWARU™ Protect contributes to significantly reducing the symptoms of fever, cough and runny nose.
- **New cell technology:** Danisco's discovery of natural cellular protection against viruses opens new perspectives in the battle against viral infections. The results of the ground-breaking research into microbial acquired immunity were published in the scientific magazine Science. These results represent a long searched and entirely natural solution to bacteriophage for all culture-using industries where phage attacks are causing downgraded product batches and significantly reduced yield.

Texturants & Sweeteners

- **DIMODAN® NH 100:** A new emulsifier on the European market to ease the move towards hydrogenation-free oil & fat products. Targeted at oil and fat applications such as retail margarine, low-fat spreads and industrial margarines, DIMODAN® NH 100 secures good spreadability, texture and stability and in case of industrial margarine, cakes with the right volume and crumb structure.
- **GRINDSTED® WP 950:** A new emulsifier and stabiliser system providing an alternative to dairy-based whipping cream – a vegetable whipping cream with a dairy-like taste and great stability right through its shelf life. The final product is high in consumer appeal and significantly more stable at ambient temperatures than dairy whipping cream based on butterfat. The vegetable whipping cream exhibits excellent shape retention and resistance to syneresis, ideal for cake and dessert decorations. Frozen cakes and desserts are another key application due to the top freeze/thaw stability.

Sugar

(DKKm)	Q4 2006/07	Q4 2005/06	2006/07	2005/06
Revenue	**1,785**	**2,034**	**6,995**	**7,881**
Growth (%)	(12)	(15)	(11)	(4)
EBITDA	**267**	**366**	**948**	**1,319**
EBITDA margin (%)	15.0	18.0	13.6	16.7
EBIT	**171**	**244**	**581**	**898**
EBIT margin (%)	9.6	12.0	8.3	11.4
RONOA (%)	**11.4**	**14.3**	**11.4**	**14.3**
Net working capital	2,320	2,272	2,320	2,272
Net non-current assets	3,046	3,739	3,046	3,739
Net operating assets	5,366	6,011	5,366	6,011
Goodwill	1,343	1,343	1,343	1,343
Invested capital	6,709	7,354	6,709	7,354

11% revenue decline driven by sugar reform

The implementation of the EU sugar reform resulted in a revenue decline of 11% or DKK 886 million to DKK 6,995 million in 2006/07. Sales prices were under pressure due to considerable overproduction since the onset of the reform period. The revenue decline is mainly attributable to export activities, i.e. the ban on C sugar exports since August 2006, and lower exports of quota sugar due to a reduction in export licences from the European Commission (export sales are primarily aimed at the industry segment). In volume terms, domestic sales performed better than expected with particularly the soft drinks industry making a positive contribution. The retail segment – accounting for about 20% of Sugar revenue – also exceeded expectations, chiefly in the Baltic region, while sales of industrial non-quota sugar were in line with expectations. Besides sugar, particularly beet seed sales saw a positive development despite the reduced EU sugar quotas. The positive performance reflects higher market shares in the EU and the Eastern European market.

Revenue per region

(DKKm)	2006/07	2005/06
Revenue		
Denmark	1,407	1,571
Sweden	1,772	1,998
Finland	1,080	1,052
Germany	477	309
Norway/Iceland	661	639
Other	1,598	2,312
Total	**6,995**	**7,881**
Growth (%)	(11)	(4)

EBITDA as expected

At DKK 948 million, EBITDA corresponds to an EBITDA margin of 13.6% against 16.7% the year before. The figure contains the DKK 105 million restructuring levy relating to the temporarily reduced quota. The revenue decline is largely attributable to reform effects; the expected price declines triggered by the reform have had a sooner-than-anticipated effect, and prices of export licences issued by the EU in connection with exports of quota sugar to non-EU markets rose sharply towards the end of the financial year. Finally, energy costs have remained high despite continued efficiency improvements in production processes. Conversely, the restructuring measures launched have had an effect sooner than first assumed.

Depreciation was DKK 367 million against DKK 421 million the year before, mainly ascribable to the closure of the sugar factory in Köpingebro, Sweden.

EBIT ahead of expectations

Sugar's EBIT was DKK 581 million against DKK 898 million the year before, corresponding to an EBIT margin of 8.3% against 11.4% last year. However, EBIT was better than anticipated at the beginning of the financial year.

RONOA of 11.4%

RONOA came to 11.4% compared with 14.3% the year before. The return was obviously impacted by the revenue decline and the writedown of assets at the end of 2005/06.

Bioethanol production set up in Germany

Construction was initiated in the spring of 2007 and production is due to come on stream during the first half of 2008. The planned production capacity is 55,000 m^3.

EU measures to reduce overproduction

EU cuts quotas by 12%

On 22 February 2007, the European Commission announced a temporary quota reduction of 12% or about 2 million tonnes of sugar for 2007/08, because the industry's voluntary quota renunciation under the EU restructuring fund had not reached the expected level. The decision of the European Commission is seen as a necessary step towards restoring the market balance. However, Danisco would have preferred that a permanent quota reduction had been introduced by now to restore the market balance faster.

Since the sugar industry has still not reduced its sugar production to a sufficient extent, the European Commission tabled a new proposal on 7 May 2007 for a more efficient use of the restructuring fund for the sugar industry. The proposal comprises measures such as better financial incentives for farmers and the sugar industry to cut back on sugar production. In Danisco's view, part of the sugar industry will benefit from these measures but the extent is still subject to some uncertainty. Thus, 2007/08 will undoubtedly be a crucial year for the European sugar industry.

Competitive platform

Danisco reduces sugar quota by 9%

In the financial and production year 2006/07, Danisco's sugar quota was about 1.1 million tonnes before the temporary reduction of about 112,000 tonnes. Based on agreements already concluded, Danisco has reduced its sugar quota by about 99,000 tonnes (2006/07: about 43,000 in Sweden, 2007/08: about 56,000 tonnes in Finland), corresponding to 9% of the basic quota in 2005/06. Consequently, Sugar has a basic sugar quota of about 1.052 million tonnes.

Sugar's EU sugar qoutas

('000 tonnes)	2007/08	2006/07	2005/06
Denmark	421	421	421
Sweden	326	326	368
Finland	90	146	146
Germany	133	133	125
Lithuania	82	82	82
Basis quotas	**1,052**	**1,108**	**1,142**
Temporary reduction	(122)	(112)	(115)
Basis quotas (after temporary reduction)	**930**	**996**	**1,027**

Efficient sugar producer in European context

Sugar production was satisfactory at all factories in 2006/07, including Assens, Denmark, and Salo, Finland, which were closed after the campaign ended. The experience gained from longer production periods is positive. The ongoing structural reform of the agricultural sector towards bigger and more efficient farms and shorter transport distances to the sugar factories supports Sugar's ongoing

efficiency measures. Today, Sugar is one of the most efficient sugar producers in Europe, a position that it will seek to maintain.

Since price is a main competition parameter for sugar, production and logistics efficiency is crucial for long-term profitability and strategic development opportunities. Moreover, parameters such as quality, product development and logistics will be increasingly crucial to the European sugar industry. The restructuring of the sugar production with a view to adjusting activities to the new EU sugar regime is progressing according to plan, with three Sugar factory closures and the integration of administrative functions in Denmark and Sweden being completed as planned. The aim is a total staff reduction of 350 employees; in 2006/07 the staff was reduced by 246 persons.

Number of employees in Sugar

	2006/07	2005/06
Denmark	769	843
Sweden	493	612
Finland	373	433
Germany	127	137
Lithuania	467	450
Total	**2,229**	**2,475**

Earnings expectations for Sugar in 2007/08 onwards

EBIT of around DKK 300 million expected in 2007/08

With the EU's 12% temporary quota reduction or about 2 million tonnes in 2007/08, EBIT is expected at the level of DKK 300 million in 2007/08 after the quota reduction restructuring levy of about DKK 165 million to be paid by Danisco. In 2007/08, the restructuring levy will be EUR 173.8 per tonne versus EUR 126.4 per tonne in 2006/07. In respect of cash flow, Sugar will receive a total payment for the sale of sugar quotas of more than DKK 0.4 billion in 2007/08 and 2008/09.

Long-term outlook maintained

Sugar maintains its long-term expectations of future revenue of around DKK 5.5 billion and an EBIT margin of at least 10% once the market balance has been restored.

Assumptions underlying the outlook for 2007/08

The overall outlook for the financial year 2007/08 is based on the current energy and raw material prices. Currency and interest rate assumptions are specified below.

Divestment of Flavours

The 2007/08 results will be impacted by the divestment of Flavours to Firmenich, which is still expected to be concluded by the end of June 2007. Flavours' results for the period from 1 May 2007 until the transaction is concluded as well as the proceeds of the sale will be included as discontinued operations in a separate line in the income statement. The annual accounts for 2006/07 will be adjusted accordingly to allow for the inclusion of the results of the divested Flavours activities in a separate line in the income statement. As with information about other divisions' earnings, the supplementary data on Flavours' earnings has been computed by allocating a number of overheads in Ingredients based on an assessment of the individual division's consumption of shared resources. Since the majority of the shared functions are not assumed by Firmenich, the results of the divested Flavours activities will be calculated without deducting continuing overheads.

Flavours' profit for 2006/07 after allocated costs was DKK 112 million. Adjusted for overheads not part of the transaction (DKK 92 million), profit was DKK 204 million. Ingredients' EBIT before special items but after adjustment for the divested Flavours activities for 2006/07 was DKK 1,592 million. In 2006/07, profit from discontinued operations was DKK 204 million before tax and DKK 143 million after tax.

Revenue

Revenue adjusted for the divestment of Flavours is expected at around DKK 19.0 billion (DKK 18,800 million).

- Ingredients: At around DKK 12.25 billion (DKK 12,074 million), corresponding to around 4% organic growth
- Sugar: At around DKK 6.75 billion (DKK 6,995 million)

EBIT before special items and share-based payments

EBIT adjusted for the divestment of Flavours is expected at slightly under DKK 1,800 million (DKK 2,014 million).

- Ingredients: At around DKK 1,650 million (DKK 1,592 million). The outlook contains a DKK 30 million negative currency effect compared to 2006/07, primarily due to the weak USD
- Sugar: At around DKK 300 million (DKK 581 million)

Special items

Special items are expected to amount to a net expense of around DKK 25 million.

Tax

In view of changed Danish tax legislation, a tax rate of 32% (30%) is expected.

Profit expectations

Profit from continuing operations before share-based payments is expected at the level of DKK 900 million. Profit from discontinued operations is expected at over DKK 400 million after tax related to the divestment of the Flavours activities. Profit for the year before share-based payments is subsequently expected at over DKK 1,300 million (DKK 1,062 million).

Investments

Investments are expected to total around DKK 1.3 billion, corresponding to about 125% of expected depreciation.

Currency and interest assumptions

USD assumptions

The outlook for 2007/08 is based on a USD rate of DKK 5.76 on 30 April 2007, with an average exchange rate in 2006/07 of DKK 5.50. On 18 June 2007, the USD rate was DKK 5.55.

Exchange rate sensitivity

The calculation of sensitivity to changes in the USD rate includes currencies that correlate with the USD. A change in the USD rate of DKK 1.00 and the same relative change in USD-related currencies will cause a change in full-year revenue of around DKK 630 million and in EBIT of around DKK 110 million, assuming that Flavours is divested.

Interest rate sensitivity

The interest rate level for floating-rate loans is expected to be in line with the forward rates prevailing in April 2007. At the end of 2006/07, the Group's average interest rate duration was 4.2 years and 56% of the Group's loans were based on fixed interest rates. A change in interest rates of 1% on an annual basis would – viewed in isolation – impact the Group's interest expenses by around DKK 55 million.

Risk factors

The forward-looking statements contained in this announcement, including expected revenue and earnings performance, inherently involve risks and uncertainties that could be materially affected by factors such as global economic matters, including interest rate and currency movements, fluctuations in raw material prices, production-related problems, breach or unexpected termination of contracts, price reductions resulting from market-driven price reductions, market acceptance of new products and launches of rivalling products. Danisco is only obliged to update and adjust the stated expectations in so far as this is required by law, including the Danish Securities Trading Act.

Other information

Accounting policies etc.
The accounting policies are unchanged from 2005/06.

In the case of discrepancies between the Danish and English versions of the Announcement of Results, the Danish version prevails.

Share capital
As a result of employees having exercised warrants, four capital increases of a total of 4,050 shares were made in 2006/07. At the end of the financial year, the share capital was DKK 978,569,900, equivalent to 48,928,495 shares.

Share-based payments
For several years Danisco has granted share options to the Executive Board and senior managers to motivate and retain them and encourage common goals with the shareholders. Previously, the decision to grant share options was made by the Board of Directors. In consequence of changed legislation and Danisco's policy to follow best practice in corporate governance, any proposal to grant share option programmes to the Executive Board and senior managers will in future be submitted for approval by the Annual General Meeting.

The Board of Directors has decided to propose to the 2007 Annual General Meeting to grant the Executive Board and senior managers, a total of some 150 persons, 600,000 options of which 110,000 are for the Executive Board. The options entitle the holders to buy shares at a price corresponding to the average share price of the five trading days following the Annual General Meeting, i.e. in the period from 30 August to 5 September 2007 (both days included) with a premium of 10% added, the minimum share price, however, corresponding to the average share price of the five trading days before and the five trading days after 20 June 2007. The options cannot be exercised before three years after the grant and must be exercised no later than six years after the grant. The value of the share option programme is calculated at around DKK 38 million according to the Black-Scholes model. The model is based on the following assumptions: volatility: 16.5%, dividend: DKK 7.50 per share, interest rate: 4.5% and a strike price of DKK 495 based on an expected share price of DKK 450.

At the financial year-end, 1,647,338 share options and warrants had been granted to Executive Board members and senior staff, corresponding to 3.4% of the company's share capital. The cost of these programmes is expensed in the income statement on an ongoing basis.

Executive Committee
Fabienne Saadane-Oaks, President of Cultures, becomes a member of the Executive Committee on 1 July 2007.

Proposals for the Annual General Meeting
The Annual General Meeting will be held on Wednesday 29 August 2007 at 4 pm in Tivoli Concert Hall, Vesterbrogade 3, 1630 Copenhagen V, Denmark. The agenda for the AGM will be included in the invitation to the AGM, which will be published and sent to shareholders in early August 2007. The Board of Directors proposes:

- That dividend of DKK 7.50 per share be paid, which is an increase of DKK 0.75 on 2005/06
- That in the period until next year's Annual General Meeting the Board of Directors be authorised to allow the Company to purchase its own shares up to the amount of 10% of the share capital at market price at the time of purchase with a deviation of up to 10%
- Guidelines concerning incentive programmes for the Executive Board
- Share option programme for the Executive Board and senior staff

Corporate governance
The management of Danisco is based on the two-tier system, which separates the Executive Board and the Board of Directors. Danisco's Management – Board of Directors and Executive Board – is committed to exercising good corporate governance and focuses on shareholder relations, long-term value creation and the swift release of relevant information. Danisco generally complies with the corporate governance recommendations of the OMX Copenhagen Stock Exchange with one exception only. The recommendation is that Board members are up for re-election every year at the Annual General Meeting, and that the Board of Directors seeks to ensure a balance of renewal and continuity, in particular in respect of Chairman and Deputy Chairman. Danisco's Board members elected by the general meeting serve for a term of two years, which means that not all Board members are up for re-election each year. This reflects the intention to ensure continuity. In 2006/07, the following measures were implemented in the area of corporate governance:

- Possibility of voting by differentiated proxy at the 2007 Annual General Meeting
- Register of Shareholders management was transferred to VP Securities Services
- Continued focus on compliance with international corporate governance standards

Information meeting
This Announcement of Results is also available at www.danisco.com. The meeting for institutional investors, equity analysts and the press to be held today at 3 pm can be followed on the above website.

Financial calendar

Date		Reporting period
17 August	2007	IR quiet period starts for Q1
29 August	2007	Annual General Meeting 2007
19 September	2007	Q1 results
19 November	2007	IR quiet period starts for Q2
17 December	2007	Q2 results
29 February	2008	IR quiet period starts for Q3
26 March	2008	Q3 results
23 May	2008	IR quiet period starts for Q4
23 June	2008	Q4 results
17 August	2008	IR quiet period starts for Q1
20 August	2008	Annual General Meeting 2008
18 September	2008	Q1 results

For further information, please contact:
Investor Relations, tel.: +45 3266 2912, investor@danisco.com
Media Relations, tel.: +45 3266 2913, info@danisco.com

Management's statement

The Board of Directors and the Executive Board today considered and approved the Annual Report for 2006/07 of Danisco A/S.

The Annual Report has been prepared in accordance with International Financial Reporting Standards as adopted by the EU and additional Danish disclosure requirements for annual reports of listed companies. We consider the accounting policies to be appropriate and the Annual Report gives a true and fair view of the Group's and the Parent Company's assets, liabilities, financial position, cash flows and results.

We recommend that the Annual Report be adopted by the Annual General Meeting.

20 June 2007

Board of Directors

Anders Knutsen, Chairman

Jørgen Tandrup, Deputy Chairman

Håkan Björklund

Kirsten Drejer

Lis Glibstrup

Peter Højland

Flemming Kristensen

Bent Willy Larsen

Matti Vuoria

Executive Board

Tom Knutzen, CEO

Søren Bjerre-Nielsen

Mogens Granborg

Income statement 1 May 2006 - 30 April 2007

(DKKm)	Q4 2006/07	Q4 2005/06	2006/07	2005/06
Revenue	**5,142**	**5,339**	**20,362**	**20,912**
Cost of sales	(3,228)	(3,345)	(13,234)	(13,672)
Gross profit	**1,914**	**1,994**	**7,128**	**7,240**
Research and development expenses	(269)	(287)	(874)	(943)
Distribution and sales expenses	(701)	(727)	(2,771)	(2,637)
Administrative expenses	(355)	(386)	(1,301)	(1,390)
Other operating income	47	65	128	157
Other operating expenses	(26)	(28)	(92)	(55)
Share-based payments	9	(65)	21	(213)
Operating profit before special items	**619**	**566**	**2,239**	**2,159**
Special items	(78)	(547)	(186)	(768)
Operating profit	**541**	**19**	**2,053**	**1,391**
Financial income	109	87	433	483
Financial expenses	(238)	(230)	(939)	(980)
Profit before tax	**412**	**(124)**	**1,547**	**894**
Income tax expense	(139)	20	(468)	(261)
Profit for the year from continuing operations	**273**	**(104)**	**1,079**	**633**
Profit for the year from discontinued operations	-	-	-	(11)
Profit for the year	**273**	**(104)**	**1,079**	**622**
Distribution of profit for the year				
Equity holders of the parent	276	(142)	1,058	564
Minority interests	(3)	38	21	58
Total	**273**	**(104)**	**1,079**	**622**
Earnings per share in DKK				
EPS	5.66	(2.90)	21.71	11.52
DEPS	5.64	(2.88)	21.58	11.41
EPS from continuing operations	5.66	(2.90)	21.71	11.75
DEPS from continuing operations	5.64	(2.88)	21.58	11.64

The Board of Directors proposes a dividend for the year of DKK 7.50 per share (DKK 6.75) be adopted at the Annual General Meeting.

Cash flow statement 1 May 2006 - 30 April 2007

(DKKm)	Q4 2006/07	Q4 2005/06	2006/07	2005/06
Cash flow from operating activities				
Operating profit before special items from continuing operations	619	566	2,239	2,159
Depreciation and writedowns	301	1,005	1,148	1,879
Adjustments	(207)	(659)	(151)	(574)
Share-based payments paid	(2)	(16)	(75)	(129)
Special items paid	94	(73)	(15)	(246)
Change in working capital	(384)	410	319	691
Income from other investments and securities	43	-	43	10
Interest received	174	37	355	477
Interest paid	(354)	(212)	(895)	(978)
Corporation tax paid	(141)	(217)	(536)	(643)
Total	**143**	**841**	**2,432**	**2,646**
Cash flow from investing activities				
Purchase of enterprises and activities	1	5	(60)	-
Amount payable concerning purchase of activity	-	-	-	(159)
Purchase of property, plant and equipment	(407)	(349)	(1,218)	(1,110)
Sale of property, plant and equipment	40	22	97	43
Purchase of intangible assets	(83)	-	(189)	(239)
Sale of intangible assets	42	-	62	61
Sale of financial assets	(16)	8	36	(16)
Total	**(423)**	**(314)**	**(1,272)**	**(1,420)**
Free cash flow	**(280)**	**527**	**1,160**	**1,226**
Cash flow from financing activities				
Change in financial liabilities	314	(431)	(789)	(1,105)
Acquisition of treasury shares	-	(52)	(123)	(52)
Sale of treasury shares	-	-	87	-
Dividends paid	-	-	(328)	(330)
Change in minority interests	-	(8)	(32)	(79)
Total	**314**	**(491)**	**(1,185)**	**(1,566)**
Cash flow from discontinued operations	-	-	-	**(11)**
Decrease/increase in cash and cash equivalents	**34**	**36**	**(25)**	**(351)**
Cash and cash equivalents at start of period	346	395	411	729
Exchange adjustment of cash and cash equivalents	(8)	(20)	(14)	33
Cash and cash equivalents at end of period	**372**	**411**	**372**	**411**

Balance sheet at 30 April 2007, assets

(DKKm)	30 April 2007	30 April 2006
Non-current assets		
Intangible assets		
Goodwill	10,399	10,689
Other intangible assets	1,213	1,276
Total	**11,612**	**11,965**
Property, plant and equipment		
Land and buildings	2,986	2,990
Plant and machinery	4,744	4,728
Fixtures, fittings, tools and equipment	359	400
Prepayments and assets under construction	604	565
Total	**8,693**	**8,683**
Financial assets		
Investments in associates	12	12
Other investments and securities	127	162
Pension assets	135	121
Deferred tax assets	199	242
Other receivables	318	554
Total	**791**	**1,091**
Total non-current assets	**21,096**	**21,739**
Current assets		
Inventories		
Raw materials and consumables	1,155	1,147
Work in progress	588	655
Finished goods and goods for resale	3,574	3,712
Prepayments for goods	54	49
Total	**5,371**	**5,563**
Receivables		
Trade receivables	3,297	3,390
Corporation tax	290	149
Other receivables	878	913
Prepayments	81	97
Total	**4,546**	**4,549**
Cash and cash equivalents	372	411
Total current assets	**10,289**	**10,523**
Total assets	**31,385**	**32,262**

Balance sheet at 30 April 2007, equity and liabilities

(DKKm)	30 April 2007	30 April 2006
Equity		
Share capital	979	978
Other reserves	(885)	(372)
Retained earnings	12,550	11,802
Equity attributable to equity holders of the parent	**12,644**	**12,408**
Minority interests	305	318
Total equity	**12,949**	**12,726**
Liabilities		
Non-current liabilities		
Mortgage debt	175	190
Other credit institutions	6,104	5,279
Finance lease obligations	37	41
Other payables	82	134
Pension liabilities	442	448
Deferred tax liabilities	1,302	1,278
Other provisions	314	376
Total	**8,456**	**7,746**
Current liabilities		
Mortgage debt	17	16
Other credit institutions	6,243	8,138
Finance lease obligations	4	4
Trade payables	1,396	1,252
Corporation tax	270	272
Other payables	1,888	1,897
Deferred income	42	85
Other provisions	120	126
Total	**9,980**	**11,790**
Total liabilities	**18,436**	**19,536**
Total equity and liabilities	**31,385**	**32,262**

Statement of recognised income and expense

1 May 2006 - 30 April 2007

(DKKm)	Hedging reserve	Translation reserve	Retained earnings	Total	Minority interests	Total equity
Profit for the year	-	-	1,058	1,058	21	1,079
Exchange rate adjustment of foreign subsidiaries	-	(426)	-	(426)	(2)	(428)
Currency hedging of net investments in subsidiaries	-	10	-	10	-	10
Tax on currency hedging of net investments in subsidiaries	-	-	(3)	(3)	-	(3)
Hedging of future transactions for the year	(83)	-	-	(83)	-	(83)
Hedges recycled to the income statement	(14)	-	-	(14)	-	(14)
Actuarial gains and losses	-	-	32	32	-	32
Tax on items taken directly to or transferred from equity	-	-	11	11	-	11
Other movements in equity	-	-	2	2	-	2
Net income recognised directly in equity	**(97)**	**(416)**	**42**	**(471)**	**(2)**	**(473)**
Total recognised income and expense for the year	**(97)**	**(416)**	**1,100**	**587**	**19**	**606**

1 May 2005 - 30 April 2006

(DKKm)	Hedging reserve	Translation reserve	Retained earnings	Total	Minority interests	Total equity
Profit for the year	-	-	564	564	58	622
Fair value adjustment attributable to the share of Genencor owned before acquisition of the majority	-	-	(90)	(90)	-	(90)
Exchange rate adjustment of foreign subsidiaries	-	124	-	124	3	127
Currency hedging of net investments in subsidiaries	-	(99)	-	(99)	-	(99)
Tax on currency hedging of net investments in subsidiaries	-	-	28	28	-	28
Hedging of future transactions for the year	352	-	-	352	-	352
Hedges recycled to the income statement	1	-	-	1	-	1
Actuarial gains and losses	-	-	42	42	-	42
Tax on items taken directly to or transferred from equity	-	-	(111)	(111)	-	(111)
Other movements in equity	-	-	16	16	(3)	13
Net income recognised directly in equity	**353**	**25**	**(115)**	**263**	**-**	**263**
Total recognised income and expense for the year	**353**	**25**	**449**	**827**	**58**	**885**

Changes in equity

(DKKm)	Share capital	Hedging reserve	Translation reserve	Retained earnings	Total	Minority interests	Total equity
Equity at 1 May 2006	**978**	**352**	**(724)**	**11,802**	**12,408**	**318**	**12,726**
Total recognised income and expense for the year	-	(97)	(416)	1,100	587	19	606
Dividends paid	-	-	-	(328)	(328)	(32)	(360)
Capital increase	1	-	-	-	1	-	1
Equity-settled share-based payments	-	-	-	12	12	-	12
Acquisition of treasury shares	-	-	-	(123)	(123)	-	(123)
Sale of treasury shares	-	-	-	87	87	-	87
Total change in equity	**1**	**(97)**	**(416)**	**748**	**236**	**(13)**	**223**
Equity at 30 April 2007	**979**	**255**	**(1,140)**	**12,550**	**12,644**	**305**	**12,949**

(DKKm)	Share capital	Hedging reserve	Translation reserve	Retained earnings	Total	Minority interests	Total equity
Equity at 1 May 2005	**994**	**(1)**	**(749)**	**11,709**	**11,953**	**333**	**12,286**
Total recognised income and expense for the year	-	353	25	449	827	58	885
Dividends paid	-	-	-	(330)	(330)	(73)	(403)
Capital increase	-	-	-	10	10	-	10
Reduction of share capital through cancellation of treasury shares	(16)	-	-	16	-	-	-
Acquisition of treasury shares	-	-	-	(52)	(52)	-	(52)
Sale of treasury shares	-	-	-	-	-	-	-
Total change in equity	**(16)**	**353**	**25**	**93**	**455**	**(15)**	**440**
Equity at 30 April 2006	**978**	**352**	**(724)**	**11,802**	**12,408**	**318**	**12,726**

Business segments

(DKKm)	Ingredients 02/03	03/04	04/05	05/06	06/07	Sugar 02/03	03/04	04/05	05/06	06/07
Income statement										
Revenue	8,651	8,653	9,875	13,289	13,636	8,105	7,941	8,155	7,881	6,995
Intra-group sales	(9)	(8)	(9)	(11)	(13)	(196)	(189)	(186)	(247)	(256)
External sales	**8,642**	**8,645**	**9,866**	**13,278**	**13,623**	**7,909**	**7,752**	**7,969**	**7,634**	**6,739**
Gross profit	**3,545**	**3,425**	**3,955**	**5,558**	**5,755**	**2,000**	**1,946**	**1,796**	**1,682**	**1,373**
EBITDA before special items	**1,837**	**1,668**	**1,886**	**2,355**	**2,516**	**1,583**	**1,543**	**1,463**	**1,319**	**948**
Depreciation before special items	(478)	(433)	(514)	(711)	(720)	(414)	(436)	(428)	(421)	(367)
Operating profit before special items	**1,359**	**1,235**	**1,372**	**1,644**	**1,796**	**1,169**	**1,107**	**1,035**	**898**	**581**
Special items	(24)	-	(193)	(322)	(178)	-	33	65	(506)	(12)
Amortisation of goodwill	(276)	(281)	-	-	-	(128)	(128)	-	-	-
Operating profit	**1,059**	**954**	**1,179**	**1,322**	**1,618**	**1,041**	**1,012**	**1,100**	**392**	**569**
Balance sheet										
Net working capital	2,791	2,872	4,016	4,034	3,903	2,547	2,868	2,967	2,272	2,320
Net non-current assets	3,440	3,422	5,311	5,925	6,098	4,463	4,428	4,264	3,739	3,046
Net operating assets	6,231	6,294	9,327	9,959	10,001	7,010	7,296	7,231	6,011	5,366
Goodwill	4,523	4,281	9,336	9,346	9,056	1,667	1,541	1,542	1,343	1,343
Invested capital	**10,754**	**10,575**	**18,663**	**19,305**	**19,057**	**8,677**	**8,837**	**8,773**	**7,354**	**6,709**
Cash flows										
Investments in property, plant and equipment	438	443	560	966	1,029	374	405	190	128	183
Purchase and sale of enterprises and activities	470	42	5,908	159	60	-	-	-	-	-
Financial ratios (%)										
Gross margin	41.0	39.6	40.1	41.8	42.2	24.7	24.5	22.0	21.3	19.6
EBITDA margin	21.2	19.3	19.1	17.7	18.5	19.5	19.4	17.9	16.7	13.6
EBIT margin	15.7	14.3	13.9	12.4	13.2	14.4	13.9	12.7	11.4	8.3
RONOA	21.4	19.0	18.1	16.4	18.1	17.4	16.2	14.7	14.3	11.4
ROIC	11.3	10.2	9.5	8.0	8.8	12.6	11.8	10.8	10.1	7.7

Top line growth in Ingredients

(%)	Total	Currency	Acquisitions	Organic	Sales distribution
Sales growth by division					
Q4 2006/07 vs. Q4 2005/06					
Bio Ingredients	(1)	(5)	0	4	37
Texturants & Sweeteners	3	(4)	1	6	51
Flavours	4	(3)	0	7	12
Total	**1**	**(5)**	**0**	**6**	**100**
2006/07 vs. 2005/06					
Bio Ingredients	2	(4)	0	6	38
Texturants & Sweeteners	3	(4)	1	6	51
Flavours	0	(2)	0	2	11
Total	**3**	**(2)**	**0**	**5**	**100**
Sales growth by geography					
Q4 2006/07 vs. Q4 2005/06					
Europe	1	0	0	1	41
North America	(4)	(9)	0	5	27
Latin America	11	(9)	0	20	9
Asia-Pacific	3	(6)	2	7	18
Rest of the world	23	(5)	2	26	5
Total	**1**	**(5)**	**0**	**6**	**100**
2006/07 vs. 2005/06					
Europe	4	0	0	4	41
North America	(3)	(6)	0	3	27
Latin America	6	(5)	0	11	9
Asia-Pacific	4	(6)	2	8	18
Rest of the world	10	(3)	1	12	5
Total	**3**	**(2)**	**0**	**5**	**100**

Holding of treasury shares

	Nominal value (DKK '000)	Number	% of share capital
Holding at 1 May 2006	2,064	103,200	0.21
Purchase	4,960	248,000	0.51
Sale, exercise of share options	(3,721)	(186,054)	(0.38)
Holding at 30 April 2007	**3,303**	**165,146**	**0.34**

Quarterly key figures

(DKKm)	2005/06 Q1	2005/06 Q2	2005/06 Q3	2005/06 Q4	2005/06 YTD	2006/07 Q1	2006/07 Q2	2006/07 Q3	2006/07 Q4	2006/07 YTD
Income statement										
Revenue	5,162	5,229	5,182	5,339	20,912	5,283	5,140	4,797	5,142	20,362
EBITDA before special items	872	857	738	822	3,289	976	788	671	896	3,331
Share-based payments	(55)	(9)	(84)	(65)	(213)	56	(36)	(6)	9	21
Operating profit before special items	558	589	446	566	2,159	704	517	399	619	2,239
Special items	(67)	(84)	(70)	(547)	(768)	(16)	(73)	(19)	(78)	(186)
Operating profit	491	505	376	19	1,391	688	444	380	541	2,053
Net financial expenses	(111)	(114)	(129)	(143)	(497)	(93)	(134)	(150)	(129)	(506)
Profit before tax	380	391	247	(124)	894	595	310	230	412	1,547
Profit for the period	268	277	181	(104)	622	423	220	163	273	1,079
Profit attributable to equity holders of the parent	268	269	169	(142)	564	414	215	153	276	1,058
Cash flow from operating activities	1,374	1,280	(849)	841	2,646	1,466	1,303	(480)	143	2,432
Net investments in property, plant and equipment	(233)	(250)	(257)	(327)	(1,067)	(219)	(259)	(276)	(367)	(1,121)
Net investments in intangible assets	(37)	(31)	(112)	2	(178)	(27)	(26)	(33)	(41)	(127)
Purchase and sale of enterprises and activities	(137)	-	(28)	6	(159)	-	(61)	-	1	(60)
Purchase and sale of financial assets	(26)	(65)	67	8	(16)	64	(4)	(8)	(16)	36
Free cashflow	941	934	(1,179)	530	1,226	1,284	953	(797)	(280)	1,160
Balance sheet										
Assets	31,949	33,233	33,603	32,262	32,262	30,799	31,028	32,249	31,385	31,385
Equity attributable to equity holders of the parent	12,485	12,475	12,645	12,408	12,408	12,621	12,544	12,668	12,644	12,644
Equity	12,823	12,750	12,932	12,726	12,726	12,947	12,845	12,978	12,949	12,949
Net interest-bearing debt	13,299	12,791	13,679	13,224	13,224	11,968	11,324	12,063	12,222	12,222
Invested capital	27,195	26,515	27,889	26,566	26,566	25,714	24,999	25,708	25,843	25,843
Return on capital (%)										
ROIC	8.1	7.8	7.4	7.3	7.3	7.6	7.7	7.7	8.0	8.0
ROE	9.0	8.5	8.0	4.6	4.6	5.7	5.2	5.1	8.4	8.4
RONOA (%)										
Ingredients	17.9	17.5	18.6	16.4	18.4	16.9	17.1	17.6	18.1	18.1
Sugar	14.4	13.7	13.9	14.3	14.3	14.5	14.1	12.3	11.4	11.4
Total	15.1	14.7	14.5	14.5	14.5	15.0	15.0	14.6	14.7	14.7
Net working capital										
Ingredients	4,352	4,099	4,204	4,034	4,034	4,001	3,869	3,877	3,903	3,903
Sugar	1,994	1,405	2,621	2,272	2,272	1,431	672	1,614	2,320	2,320
Unallocated	(361)	(361)	(333)	(331)	(331)	(126)	(136)	(139)	(135)	(135)
Total	5,985	5,143	6,492	5,975	5,975	5,306	4,405	5,352	6,088	6,088
Non-current assets										
Ingredients	5,500	5,844	5,894	5,925	5,925	5,945	6,066	6,056	6,098	6,098
Sugar	4,164	4,092	4,162	3,739	3,739	3,674	3,651	3,514	3,046	3,046
Unallocated	289	297	281	238	238	186	207	202	212	212
Total	9,953	10,233	10,337	9,902	9,902	9,805	9,924	9,772	9,356	9,356
Net operating assets										
Ingredients	9,852	9,943	10,098	9,959	9,959	9,946	9,935	9,933	10,001	10,001
Sugar	6,158	5,497	6,783	6,011	6,011	5,105	4,323	5,128	5,366	5,366
Unallocated	(72)	(64)	(52)	(93)	(93)	60	71	63	77	77
Total	15,938	15,376	16,829	15,877	15,877	15,111	14,329	15,124	15,444	15,444
Goodwill										
Ingredients	9,716	9,600	9,516	9,346	9,346	9,259	9,327	9,238	9,056	9,056
Sugar	1,541	1,539	1,544	1,343	1,343	1,344	1,343	1,346	1,343	1,343
Unallocated	-	-	-	-	-	-	-	-	-	-
Total	11,257	11,139	11,060	10,689	10,689	10,603	10,670	10,584	10,399	10,399
Invested capital										
Ingredients	19,566	19,543	19,614	19,305	19,305	19,205	19,262	19,171	19,057	19,057
Sugar	7,699	7,036	8,327	7,354	7,354	6,449	5,666	6,474	6,709	6,709
Unallocated	(72)	(64)	(52)	(93)	(93)	60	71	63	77	77
Total	27,195	26,515	27,889	26,566	26,566	25,714	24,999	25,708	25,843	25,843

*) Calculated on a rolling 12-month basis.

Quarterly key figures

(DKKm)	2005/06 Q1	2005/06 Q2	2005/06 Q3	2005/06 Q4	2005/06 Full-Year	2006/07 Q1	2006/07 Q2	2006/07 Q3	2006/07 Q4	2006/07 Full-Year
Revenue per division										
Bio Ingredients	1,230	1,284	1,298	1,283	5,095	1,318	1,340	1,282	1,269	5,209
Texturants & Sweeteners	1,702	1,621	1,624	1,722	6,669	1,773	1,701	1,648	1,769	6,891
Flavours	424	373	373	385	1,555	418	390	355	399	1,562
Eliminations	(2)	(3)	(13)	(12)	(30)	(6)	(3)	(8)	(9)	(26)
Ingredients	**3,354**	**3,275**	**3,282**	**3,378**	**13,289**	**3,503**	**3,428**	**3,277**	**3,428**	**13,636**
Sugar	1,875	2,016	1,958	2,034	7,881	1,847	1,776	1,587	1,785	6,995
Eliminations	(67)	(62)	(56)	(73)	(258)	(67)	(64)	(67)	(71)	(269)
Total	**5,162**	**5,229**	**5,182**	**5,339**	**20,912**	**5,283**	**5,140**	**4,797**	**5,142**	**20,362**
Organic growth per division (%)										
Bio Ingredients	7	4	3	0	3	8	6	4	4	6
Texturants & Sweeteners	9	7	6	5	7	5	6	4	6	6
Flavours	-4	-6	4	0	-2	0	6	-2	7	2
Total	**6**	**4**	**5**	**3**	**5**	**6**	**6**	**3**	**6**	**5**
Revenue per region										
Europe	1,414	1,274	1,311	1,407	5,406	1,506	1,373	1,328	1,416	5,623
North America	943	974	957	952	3,826	963	963	883	910	3,719
Latin America	252	312	313	268	1,145	292	316	307	298	1,213
Asia-Pacific	590	568	547	594	2,299	593	611	587	609	2,400
Rest of the world	155	147	154	157	613	149	165	172	195	681
Total	**3,354**	**3,275**	**3,282**	**3,378**	**13,289**	**3,503**	**3,428**	**3,277**	**3,428**	**13,636**
Organic growth per region (%)										
Europe	3	-3	4	3	2	7	7	1	1	4
North America	6	8	1	0	4	4	2	0	5	3
Latin America	5	16	14	0	10	18	4	5	20	11
Asia-Pacific	13	6	10	8	10	4	11	11	7	8
Rest of the world	7	4	-3	7	4	-3	14	13	26	12
Total	**6**	**4**	**5**	**3**	**5**	**6**	**6**	**3**	**6**	**5**
EBITDA before special items										
Ingredients	666	579	526	584	2,355	690	619	546	661	2,516
Sugar	298	321	334	366	1,319	265	245	171	257	948
Unallocated	(37)	(34)	(38)	(63)	(172)	(35)	(38)	(40)	(41)	(154)
Subtotal	**927**	**866**	**822**	**887**	**3,502**	**920**	**826**	**677**	**887**	**3,310**
Share-based payments	(55)	(9)	(84)	(65)	(213)	56	(38)	(6)	9	21
Total	**872**	**857**	**738**	**822**	**3,289**	**976**	**788**	**671**	**896**	**3,331**
EBITDA margin (%)										
Ingredients	19.9	17.7	16.0	17.3	17.7	19.7	18.1	16.7	19.3	18.5
Sugar	15.9	15.9	17.1	18.0	16.7	14.3	13.8	10.8	15.0	13.6
Total	**16.9**	**16.4**	**14.2**	**15.4**	**15.7**	**18.5**	**15.3**	**14.0**	**17.4**	**16.4**
Operating profit before special items										
Bio Ingredients	120	179	163	170	632	227	205	153	187	772
Texturants & Sweeteners	302	234	182	243	961	247	213	215	274	949
Flavours	41	12	2	32	87	44	29	10	29	112
Central R&D	(8)	(10)	(9)	(9)	(36)	(7)	(9)	(12)	(9)	(37)
Ingredients	**455**	**415**	**338**	**436**	**1,644**	**511**	**438**	**366**	**481**	**1,796**
Sugar	198	221	235	244	898	175	155	80	171	581
Unallocated	(40)	(38)	(43)	(49)	(170)	(38)	(38)	(41)	(42)	(159)
Subtotal	**613**	**598**	**530**	**631**	**2,372**	**648**	**555**	**405**	**610**	**2,218**
Share-based payments	(55)	(9)	(84)	(65)	(213)	56	(38)	(6)	9	21
Total	**558**	**589**	**446**	**566**	**2,159**	**704**	**517**	**399**	**619**	**2,239**
EBIT margin (%)										
Bio Ingredients	9.8	13.9	12.6	13.3	12.4	17.2	15.3	11.9	14.7	14.8
Texturants & Sweeteners	17.7	14.4	11.2	14.1	14.4	13.9	12.5	13.0	15.5	13.8
Flavours	9.7	3.2	0.5	8.3	5.6	10.5	7.4	2.8	7.3	7.2
Ingredients	**13.6**	**12.7**	**10.3**	**12.9**	**12.4**	**14.6**	**12.8**	**11.2**	**14.0**	**13.2**
Sugar	10.6	11.0	12.0	12.0	11.4	9.5	8.7	5.0	9.6	8.3
Total	**10.8**	**11.3**	**8.6**	**10.6**	**10.3**	**13.3**	**10.1**	**8.3**	**12.0**	**11.0**
Special items										
Ingredients	(127)	(84)	(70)	(41)	(322)	(16)	(69)	(9)	(84)	(176)
Sugar	-	-	-	(506)	(506)	-	-	(10)	(2)	(12)
Unallocated	60	-	-	-	60	-	(4)	-	8	4
Total	**(67)**	**(84)**	**(70)**	**(547)**	**(768)**	**(16)**	**(73)**	**(19)**	**(78)**	**(186)**

Stock exchange notices

Stock exchange notices 2006/07

Date		No.	Title
2 May	2006	07	Warrant programme: Issue of new shares
3 May	2006	-	Updated Articles of Association with appendix 1
20 June	2006	08	Announcement of Results for 2005/06
26 June	2006	-	Annual Report 2005/06
31 July	2006	-	Notice convening AGM 2006
2 August	2006	09	Warrant programme: Issue of new shares
3 August	2006	-	Updated Articles of Association with appendix 1
24 August	2006	10	Annual General Meeting – Excerpts from Chairman's report
24 August	2006	11	Annual General Meeting held on 24 August 2006
25 August	2006	12	Danisco withdraws SPEZYME® ETHYL enzyme product from the market
1 September	2006	-	Updated Articles of Association with appendix 1
19 September	2006	13	Announcement of Results for Q1 2006/07
2 November	2006	14	Warrant programme: Issue of new shares
3 November	2006	-	Updated Articles of Association with appendix 1
9 November	2006	15	New reporting structure in connection with 'Unfolding the Potential'
27 November	2006	16	Election of employee representative to the Board of Directors of Danisco A/S
4 December	2006	17	Election of employee representative to the Board of Directors of Danisco A/S
14 December	2006	18	Announcement of Results for H1 2006/07
26 January	2007	01	Warrant programme: Issue of new shares
26 January	2007	-	Updated Articles of Association with appendix 1
19 February	2007	02	Ruling in enzyme patent infringement case
23 February	2007	03	The European Commission announces quota reduction
20 March	2007	04	Announcement of Results for Q3 2006/07
17 April	2007	05	Patent dispute over SPEZYME® ETHYL settled as expected

For further information:
Danisco A/S
CVR no. 11350356
Langebrogade 1
P.O. Box 17
1001 Copenhagen K
Denmark
Tel. +45 3266 2000
Fax +45 3266 2175
www.danisco.com
info@danisco.com

Investor Relations, tel. +45 3266 2912, investor@danisco.com
Media Relations, tel. + 45 3266 2913, info@danisco.com

7,

DANISCO

First you add knowledge...

Danisco A/S
Langebrogade 1
P.O. Box 17
DK-1001 Copenhagen K
Tel.: +45 32 66 20 00
Fax: +45 32 66 21 75
www.danisco.com
info@danisco.com

21 June 2007

Report of transactions in Danisco A/S shares and other related financial instruments of managerial staff and connected persons.

Pursuant to section 28(a) of the Danish Securities Trading Act Danisco shall report the transactions in Danisco A/S shares and other related financial instruments of managerial staff and connected persons.

Danisco A/S has been notified of the following transaction:

Name:	Tom Knutzen
Reason:	Executive Board
Issuer:	Danisco A/S
ISIN code:	DK0010207497
Type:	Shares
Transaction:	Purchase
Trading date:	21 June 2007
Market:	Copenhagen Stock Exchange
Number:	2,000
Market price:	DKK 854,000.00

Yours sincerely

Veronica Fay Bermann

For further information, please contact:
Veronica Fay Bermann, tel. +45 32 66 20 01, e-mail: sfvfb@danisco.com
Michael von Bülow, Communications, tel. +45 32 66 29 20, e-mail: sfmvb@danisco.com

8.

DANISCO

First you add knowledge...

Danisco A/S
Langebrogade 1
P.O. Box 17
DK-1001 Copenhagen K
Tel.: +45 32 66 20 00
Fax: +45 32 66 21 75
www.danisco.com
info@danisco.com

22 June 2007

Report of transactions in Danisco A/S shares and other related financial instruments of managerial staff and connected persons.

Pursuant to section 28(a) of the Danish Securities Trading Act Danisco shall report the transactions in Danisco A/S shares and other related financial instruments of managerial staff and connected persons.

Danisco A/S has been notified of the following transaction:

Name:	Anders Knutsen
Reason:	Member of the Board of Directors
Issuer:	Danisco A/S
ISIN code:	DK0010207497
Type:	Shares
Transaction:	Purchase
Trading date:	22 June 2007
Market:	Copenhagen Stock Exchange
Number:	585
Market price:	DKK 249,795

Yours sincerely

Vibeke Adelskov

For further information, please contact:
Vibeke Adelskov, Communications, tel. +45 32 66 29 28, e-mail: sfvaanisco.com
Michael von Bülow, Communications, tel. +45 32 66 29 20, e-mail: sfmvb@danisco.com

9.

DANISCO

First you add knowledge...

Danisco A/S
Langebrogade 1
P.O. Box 17
DK-1001 Copenhagen K
Tel.: +45 32 66 20 00
Fax: +45 32 66 21 75
www.danisco.com
info@danisco.com

22 June 2007

Report of transactions in Danisco A/S shares and other related financial instruments of managerial staff and connected persons.

Pursuant to section 28(a) of the Danish Securities Trading Act Danisco shall report the transactions in Danisco A/S shares and other related financial instruments of managerial staff and connected persons.

Danisco A/S has been notified of the following transaction:

Name:	Mogens Granborg
Reason:	Executive Board
Issuer:	Danisco A/S
ISIN code:	DK0010207497
Type:	Shares
Transaction:	Purchase
Trading date:	22 June 2007
Market:	Copenhagen Stock Exchange
Number:	1150
Market price:	DKK 482,425

Yours sincerely

Vibeke Adelskov

For further information, please contact:
Vibeke Adelskov, Communications, tel. +45 32 66 29 28, e-mail: sfvaanisco.com
Michael von Bülow, Communications, tel. +45 32 66 29 20, e-mail: sfmvb@danisco.com

10

DANISCO

First you add knowledge...

Danisco A/S
Langebrogade 1
P.O. Box 17
DK-1001 Copenhagen K
Tel.: +45 32 66 20 00
Fax: +45 32 66 21 75
www.danisco.com
info@danisco.com

25 June 2007

Report of transactions in Danisco A/S shares and other related financial instruments of managerial staff and connected persons.

Pursuant to section 28(a) of the Danish Securities Trading Act Danisco shall report the transactions in Danisco A/S shares and other related financial instruments of managerial staff and connected persons.

Danisco A/S has been notified of the following transaction:

Name:	Helle Knutsen
Reason:	Connected person
Issuer:	Danisco A/S
ISIN code:	DK0010207497
Type:	Shares
Transaction:	Purchase
Trading date:	22 June 2007
Market:	Copenhagen Stock Exchange
Number:	500
Market price:	DKK 209,500.00

Yours sincerely

Veronica Fay Bermann

For further information, please contact:
Veronica Fay Bermann, tel. +45 32 66 20 01, e-mail: sfvfb@danisco.com
Michael von Bülow, Communications, tel. +45 32 66 29 20, e-mail: sfmvb@danisco.com

11,

DANISCO

First you add knowledge...

Danisco A/S
Langebrogade 1
P.O. Box 17
DK-1001 Copenhagen K
Tel.: +45 32 66 20 00
Fax: +45 32 66 21 75
www.danisco.com
info@danisco.com

25 June 2007

Report of transactions in Danisco A/S shares and other related financial instruments of managerial staff and connected persons.

Pursuant to section 28(a) of the Danish Securities Trading Act Danisco shall report the transactions in Danisco A/S shares and other related financial instruments of managerial staff and connected persons.

Danisco A/S has been notified of the following transaction:

Name:	Katholm Invest A/S
Reason:	Connected company
Issuer:	Danisco A/S
ISIN code:	DK0010207497
Type:	Shares
Transaction:	Purchase
Trading date:	22 June 2007
Market:	Copenhagen Stock Exchange
Number:	500
Market price:	DKK 209,500.00

Yours sincerely

Veronica Fay Bermann

For further information, please contact:
Veronica Fay Bermann, tel. +45 32 66 20 01, e-mail: sfvfb@danisco.com
Michael von Bülow, Communications, tel. +45 32 66 29 20, e-mail: sfmvb@danisco.com

DANISCO 12.

First you add knowledge...

Danisco A/S
Langebrogade 1
P.O. Box 17
DK-1001 Copenhagen K
Tel.: +45 32 66 20 00
Fax: +45 32 66 21 75
www.danisco.com
info@danisco.com

28 June 2007

Report of transactions in Danisco A/S shares and other related financial instruments of managerial staff and connected persons.

Pursuant to section 28(a) of the Danish Securities Trading Act Danisco shall report the transactions in Danisco A/S shares and other related financial instruments of managerial staff and connected persons.

Danisco A/S has been notified of the following transaction:

Name:	Bent Willy Larsen
Reason:	Board Member
Issuer:	Danisco A/S
ISIN code:	DK0010207497
Type:	Shares
Transaction:	Purchase
Trading date:	22 June 2007
Market:	Copenhagen Stock Exchange
Number:	275
Market price:	DKK 82,225

Yours sincerely

Vibeke Adelskov

For further information, please contact:
Vibeke Adelskov, Communications, tel. +45 32 66 29 28, e-mail: sfvaanisco.com
Michael von Bülow, Communications, tel. +45 32 66 29 20, e-mail: sfmvb@danisco.com

13

DANISCO

First you add knowledge...

29 June 2007 - 14:59

Danisco turns soya desserts into superb dairy alternatives

New tailored solutions combine health and appeal



Innovative development at Danisco has arrived at new tailored solutions for delivering the nutritional benefits of soya in great-tasting alternatives to dairy crème desserts.

GRINDSTED® PF 11 and 12 Creamline Stabiliser Systems give healthy soya desserts a deliciously creamy texture, even at low fat levels – ideal for those on lactose-free, vegetarian and vegan diets and the generally health-conscious.

Danisco solutions can be used with soya milk or powdered soya ingredients, and enable the use of vegetable oils, such as rapeseed, soya and sunflower that are naturally low in saturated fat and free of cholesterol. The desserts can also be fortified with calcium, giving them the equivalent calcium content of dairy products.

Both the GRINDSTED® PF Creamline products gain their outstanding functional properties from the natural hydrocolloids carrageenan and guar gum.

Developed by Danisco experts with a broad understanding of how ingredients work in soya products, the solutions are suitable for hot or cold-filled soya crème desserts and are suited to all manufacturing processes including UHT processing and batch pasteurisation. The resulting creamy non-gelled texture remains consistent throughout dessert shelf life without any hint of syneresis.

For more information contact Danisco

Printed Monday, 13 August 2007 from
http://www.danisco.com/cms/connect/corporate/investor+relations/investor+news/en/business+updates/2007/businessupdate_135_en.ht

DANISCO 14.

First you add knowledge...

Danisco A/S
Langebrogade 1
P.O. Box 17
DK-1001 Copenhagen K
Tel. +45 3266 2000
Fax +45 3266 2175
www.danisco.com
info@danisco.com

Notice no.: 11/2007

2 July 2007

Share buyback initiated – divestment of Flavours implemented

Effective from today, Danisco transfers the ownership of Flavours to Firmenich, a world leader within flavours and fragrances. The sales price of the activities is DKK 3.36 billion or 2.2 times revenue in 2006/07. The transaction was subject to approvals by the relevant authorities and these have now been obtained.

Danisco and Firmenich have entered into a strategic partnership, which will provide unique and flexible solutions for the food industry. The agreement allows Danisco to maintain a unique product offering to its customers and both parties to consolidate their positions in the food industry.

Accounting issues

Profit from discontinued operations is expected at over DKK 400 million, including the proceeds of the Flavours divestment. The released invested capital of around DKK 2.4 billion covers goodwill and operating assets including working capital in equal measure. As a result of the transaction, Flavours' results will be included in Profit from discontinued operations in 2007/08 comprising the results recorded in the period from 1 May 2007 to the time of the divestment as well as the proceeds of the divestment.

Share buyback

As a result of the divestment of Flavours, a share buyback is effected as mentioned in the announcement of 3 May 2007. Consequently, the Board of Directors of Danisco A/S has decided to initiate a share buyback programme according to which Danisco will buy back own shares for an amount of up to DKK 500,000,000 in the period from 3 July to 14 December 2007. The share buyback will be structured in accordance with the provisions of the European Commission's regulation no. 2273/2003 of 22 December 2003, the so-called safe harbour method, which protects listed companies against violation of insider legislation in connection with share buybacks.

Conditions of the share buyback

Danisco appoints Nordea as lead manager for the share buyback programme. Nordea will buy back shares on behalf of Danisco A/S and make trading decisions in respect of Danisco's shares irrespective of and without influence from Danisco as to the timing of the purchases as well as carry out the buyback within the framework set out for the programme.

Danisco's buyback of own shares will be effected under the authorisation granted to the Board of Directors at the company's Annual General Meeting on 24 August 2006 to allow the company within the period up to the next Annual General Meeting to purchase own shares within 10% of the share capital at the market price prevailing at the date of purchase with a deviation of up to 10%.

The purpose of the buyback is to reduce Danisco's share capital and in consequence the Board of Directors will over time submit a proposal to the Annual General Meeting to reduce Danisco A/S' share capital.

Danisco is entitled to terminate the share buyback programme during the period of the programme as a consequence of material adverse changes to the company's financial position or material changes in the market. In the event such decision is taken, Danisco will give notice hereof, and Nordea will in consequence of the termination of the share buyback programme no longer be entitled to buy shares on behalf of Danisco in compliance with the programme.

The maximum total consideration for shares to be bought back under the share buyback programme is DKK 500 million, and the maximum number of shares Danisco is authorised to buy back is 3,914,546 shares, corresponding to 8% of the share capital.

Danisco may not in one single trading day buy back more than 15% of the average daily volume of Danisco shares traded in the 20 preceding trading days on the OMX Nordic Exchange Copenhagen A/S.

In share transactions undertaken under the share buyback programme Danisco may not buy shares at a higher price than the higher of:

- The share price of the last independent transaction and the highest independent bid (highest buyer's bid) at the OMX Nordic Exchange Copenhagen A/S.

Reporting requirements under the regulation referred to above, other legislation and the rules of the OMX Nordic Exchange Copenhagen A/S will be complied with.

Immediately before the programme commences, Danisco's holding of own shares totals 253,646 shares, corresponding to 0.52% of the share capital. These shares have been purchased in order to hedge Danisco's share option programmes.

Outlook
The outlook for 2007/08 is maintained and the announcement of Q1 results is expected to be released on 19 September 2007.

Yours faithfully

Tom Knutzen
CEO

For further information:
Investor Relations, tel. +45 3266 2912, e-mail: investor@danisco.com
Media Relations tel. +45 3266 2913, e-mail: info@danisco.com

EXECUTIVE BOARD

DANISCO

First you add knowledge...

Danisco A/S
Langebrogade 1
P.O. Box 17
DK-1001 Copenhagen K
Tel. +45 3266 2000
Fax +45 3266 2175
www.danisco.com
info@danisco.com

Notice no.: 12/2007

9 July 2007

Share buyback in Danisco A/S

On 20 June 2007 the Board of Directors of Danisco A/S decided to launch a share buyback programme under which Danisco will buy back own shares for an amount of up to DKK 500,000,000 in the period from 3 July 2007 to 14 December 2007.

The programme is structured according to the provisions of the EU Commission's regulation no. 2273/2003 of 22 December 2003, also referred to as the 'safe harbour method'.

The following transactions have been made under the programme:

Date	Number of shares	Average purchase price in DKK	Transaction value in DKK
3 July 2007	25,000	415.09	10,377,250
4 July 2007	30,000	420.00	12,600,000
5 July 2007	10,000	425.00	4,250,000
6 July 2007	12,000	418.50	5,022,000
Accumulated volume under the programme	77,000	418.82	32,249,250

With the buyback of shares as stated above, Danisco owns a total of 330,646 own shares of a nominal value of DKK 20 each, corresponding to 0.68% of the total number of issued shares of 48,931,820 shares.

An amount of DKK 467,750,750 remains to be used under the programme.

Yours faithfully

Tom Knutzen
CEO

For further information, please contact:
Investor Relations, tel.: +45 3266 2912, investor@danisco.com
Media Relations tel.: +45 3266 2913, e-mail: info@danisco.com

With 10,500 employees in more than 40 countries, Danisco is one of the world's leading suppliers of food ingredients, sugar and industrial bioproducts. Based on our technology platform we use nature's own raw materials and resources to develop and produce ingredients for food and other products used in everyday life. Danisco ingredients are used in about every second ice cream and cheese, every third box of detergent and every fourth loaf of bread produced globally. Danisco ingredients based on food technology and biotechnology are also used in other consumer products - from feed and toothpaste to biofuel and plastics. Throughout the value chain, sustainability is integrated in Danisco's way of doing business.

16

DANISCO

First you add knowledge...

10 July 2007 - 11:00

More meat from wheat

In a bid to help pig producers gain more value from wheat, Danisco Animal Nutrition has launched Porcheck, a unique service which allows pig diets to be more accurately reformulated with enzymes, providing opportunities to reduce costs by approximately €2.50/tonne.

"The Porcheck service was developed to help feed producers improve the nutritional value of diets based on wheat, rye, triticale or barley, and containing grain by-products," explains Dr Gary Partridge, Technical Services Director, Danisco Animal Nutrition.

"Wheat is used extensively in pig feeds, but can be a very variable feed ingredient. Variations in its feeding value will result in variable pig performance, which can cost the pig producer around €1.50 per pig in reduced net margin."

Fibre is one of the main factors affecting wheat's feeding value. Soluble fibres in the wheat dissolve in the pig's gut, forming viscous gels which trap nutrients, and slow the rate of digestion and the passage of feed through the gut.

Insoluble fibres can also hold water and bind water-soluble nutrients, as well as enclosing them so that they are less available for digestion. Both types of fibre create more bulk in the pig's gut, which can reduce feed intake and subsequent growth.

Adding specific enzymes which break down fibre alleviates its negative effects on nutrient availability, feed intake and growth. Danisco's Porzyme 9300 contains a highly effective fibre-degrading enzyme. An average of 22 trials with grower/finisher pigs fed wheat-based diets showed that Porzyme improved daily liveweight gain by more than 5% and feed conversion by 4.5% compared to pigs fed diets containing no enzyme.

The magnitude of response to enzyme addition largely depends upon the fibre characteristics of the wheat. Some wheats are more responsive to enzyme addition than others, and this is the basis for the Porcheck service.

Porcheck combines a measurement of wheat's response to enzyme with a unique software program to calculate the most cost-effective dose of Porzyme. For the first time, pig producers and feed manufacturers can optimise enzyme dose according to specific measured wheat parameters.

"It has recently been reported that tight supplies have pushed EU wheat prices and futures to new highs. The new Porcheck service means that pig producers and feed manufacturers now have the opportunity to optimise the feeding value of wheat and maximise profit from enzyme use," concludes Dr Partridge.

Danisco Animal Nutrition, a division of leading global food ingredient specialist Danisco A/S (Denmark), pioneered the development and use of enzymes and betaine in animal nutrition. Its products are now widely used by poultry and pig producers throughout the world.

The company's mission is to deliver innovative, sustainable solutions that increase the efficiency and safety of the food production chain in an environmentally responsible way. Further details are available at: www.danisco.com/animalnutrition.

For further information, please contact:

Andrea Barletta
Global Marketing Director
Danisco Animal Nutrition
Tel: +44 (0) 1672 517777
Email: andrea.barletta@danisco.com

Julian Cooksley
Account Manager
Kendalls Communications
Tel: +44 (0) 1394 610022
Email: julian.cooksley@kendallscom.co.uk

Notes for editors:

- Digital images are available to illustrate this press release.
- The images are only to be used to accompany the press release for Danisco Animal Nutrition and are not to be stored in any form of library or used with any other editorial material.
- Please email: jo.bowron@kendallscom.co.uk

DANISCO

First you add knowledge...

12 July 2007 - 15:42

Danisco counters rising commodity prices

Emulsifier technology creates opportunities for food manufacturers to cut down on expensive raw materials.



Global price increases affecting commodities such as wheat, gluten and vegetable oils are having a strong impact on the food industry. With no sign of a let up in the upward price trend, Danisco has developed new emulsifier solutions to help food manufacturers absorb the higher costs and limit the price rises passed on to consumers.

The new solutions also counter the increasing world prices for emulsifiers - a direct result of the higher cost of vegetable oils.

Regional emulsifier director Europe at Danisco, Dorte Petersen, points to a number of opportunities to cut down on expensive raw materials in food applications without compromising on the taste, texture, appearance or shelf life of the final product.

"We realise our customers are facing a tough situation with further increases in vegetable oils and emulsifier prices in sight," she says. "Price increases of at least 10% are expected in the global emulsifier market. However, for food producers this increase has a minor impact. A much more severe issue is the general increase of commodity prices, which impacts the cost of the food product much more. We are therefore focused on developing emulsifier solutions that can lessen the impact of these increases on the total food formulation."

In margarine and spreads, new solutions are available that allow the vegetable oil content to be reduced and replaced with water. Other emulsifier solutions target gluten reduction in bread while maintaining a high bread volume.

Alternatively, Danisco's emulsifier technology can enable capacity improvements by increasing throughput on food production lines.

"No one dares risk their brand by compromising on quality, so we are seeing an increased demand from our customers to tap into our competences within these areas. As we are just as affected by these increases in raw material prices as our customers, we are committed to finding a way round them," Dorte Petersen adds.

Palm oil prices have doubled since 2005 and are at a historic high. Along with this, speculations regarding the use of vegetable oil crops as biofuel, the emergence of new applications and growing demand from India and China are largely responsible for the spiralling prices of key commodities.

Contact us for more information - click here

Printed Monday, 13 August 2007 from
http://www.danisco.com/cms/connect/corporate/investor+relations/investor+news/en/business+updates/2007/businessupdate_221_en.ht

EXECUTIVE BOARD

DANISCO 18,

First you add knowledge...

Danisco A/S
Langebrogade 1
P.O. Box 17
DK-1001 Copenhagen K
Tel. +45 3266 2000
Fax +45 3266 2175
www.danisco.com
info@danisco.com

Notice no.: 13/2007

16 July 2007

Share buyback in Danisco A/S

On 20 June 2007 the Board of Directors of Danisco decided to launch a share buyback programme under which Danisco will buy back treasury shares for an amount of up to DKK 500,000,000 in the period from 3 July 2007 to 14 December 2007.

The programme is structured according to the provisions of the EU Commission's regulation no. 2273/2003 of 22 December 2003, also referred to as the 'safe harbour method'.

Since our Notice no. 12/2007 of 9 July 2007, the following transactions have been made under the programme:

	Number of shares	Average purchase price in DKK	Transaction value in DKK
Accumulated at latest Notice	77,000	418.82	32,249,250
9 July 2007	14,000	416.42	5,829,880
10 July 2007	50,000	418.77	20,938,500
11 July 2007	-	0.00	0
12 July 2007	15,000	417.19	6,257,850
13 July 2007	6,000	418.50	2,511,000
Accumulated volume under programme	162,000	418.44	67,786,480

With the buyback of shares as stated above, Danisco owns a total of 415,646 treasury shares of a nominal value of DKK 20 each, corresponding to 0.85% of the total number of issued shares of 48.931.820 shares.

An amount of DKK 432,213,520 remains to be used under the programme.

Yours faithfully

Tom Knutzen
CEO

For further information, please contact:
Investor Relations, tel.: +45 3266 2912, investor@danisco.com
Media Relations tel.: +45 3266 2913, e-mail: info@danisco.com

With 9,700 employees in more than 40 countries, Danisco is one of the world's leading suppliers of food ingredients, sugar and industrial bioproducts. Based on our technology platform we use nature's own raw materials and resources to develop and produce ingredients for food and other products used in everyday life. Danisco ingredients are used in about every second ice cream and cheese, every third box of detergent and every fourth loaf of bread produced globally. Danisco ingredients based on food technology and biotechnology are also used in other consumer products - from feed and toothpaste to biofuel and plastics. Throughout the value chain, sustainability is integrated in Danisco's way of doing business.

19.

DANISCO

First you add knowledge...

20 July 2007 - 12:03

Danisco Breaks Ground on Plant Expansion In Madison, USA

July 17th, 2007: Danisco broke ground today on its new 19,200-square-foot facility expansion at 3322 Agriculture Dr. in Madison.

The new expansion will house an ultra-cold storage facility and packaging operations for frozen dairy cultures. Attending the event from the Danisco Cultures Division headquarters in Paris, France were all members of the Danisco Cultures Division management team, including Fabienne Saadane-Oaks, President of Danisco Cultures Division and Pierre Cans, Vice President of Global Operations for Danisco Cultures.

Rod Dahlen, the plant manager states, "This new addition will remove existing bottlenecks and significantly expand our culture capacity at the Madison facility, allowing us to meet the demands of the dairy industry for starter cultures and the rapid growth in probiotics."

In addition, Doug Willrett, Vice President, New Market Development and Madison Site Manager adds, "Danisco's recent move into new administrative offices and laboratories directly adjacent to the plant, along with this current expansion and future corporate-approved projects, reflects a strong commitment to Madison by Danisco."

Willrett added that Danisco has maintained a strong presence in Madison since acquiring local operations in 2004 – operations which recently celebrated a century of doing business in Madison. The local business was originally founded in Madison in 1906 by A.J. Marschall. There are currently more than 125 employees employed by Danisco in Madison.

The internationally diverse Danisco Design Team, which was responsible for developing the plan for this expansion, consists of representatives from Denmark, France, Germany, and North America. Tri-North Builders is the general contractor and Strand Associates, Inc. is the engineering firm.

For more information, please contact:
Mark Wendricks +1 (608) 395 2804

Printed Monday, 13 August 2007 from
http://www.danisco.com/cms/connect/corporate/investor+relations/investor+news/en/business+updates/2007/businessupdate_222_en.ht

EXECUTIVE BOARD

DANISCO 20.

First you add knowledge...

Danisco A/S
Langebrogade 1
P.O. Box 17
DK-1001 Copenhagen K
Tel. +45 3266 2000
Fax +45 3266 2175
www.danisco.com
info@danisco.com

Notice no.: 14/2007

23 July 2007

Share buyback in Danisco A/S

On 20 June 2007 the Board of Directors of Danisco decided to launch a share buyback programme under which Danisco will buy back treasury shares for an amount of up to DKK 500,000,000 in the period from 3 July 2007 to 14 December 2007.

The programme is structured according to the provisions of the EU Commission's regulation no. 2273/2003 of 22 December 2003, also referred to as the 'safe harbour method'.

Since our Notice no. 12/2007 of 9 July 2007, the following transactions have been made under the programme:

	Number of shares	Average purchase price in DKK	Transaction value in DKK
Accumulated at latest Notice	162,000	418.44	67,786,480
16 July 2007	13,000	417.85	5,432,050
17 July 2007	6,000	419.55	2,517,300
18 July 2007	33,000	416.95	13,759,350
19 July 2007	6,000	417.50	2,505,000
20 July 2007	6,000	418.77	2,512,620
Accumulated volume under programme	226,000	418.20	94,512,800

With the buyback of shares as stated above, Danisco owns a total of 479,646 treasury shares of a nominal value of DKK 20 each, corresponding to 0.98% of the total number of issued shares of 48,931,820 shares.

An amount of DKK 405,487,200 remains to be used under the programme.

Yours faithfully

Tom Knutzen
CEO

For further information, please contact:
Investor Relations, tel.: +45 3266 2912, investor@danisco.com
Media Relations tel.: +45 3266 2913, e-mail: info@danisco.com

With 9,700 employees in more than 40 countries, Danisco is one of the world's leading suppliers of food ingredients, sugar and industrial bioproducts. Based on our technology platform we use nature's own raw materials and resources to develop and produce ingredients for food and other products used in everyday life. Danisco ingredients are used in about every second ice cream and cheese, every third box of detergent and every fourth loaf of bread produced globally. Danisco ingredients based on food technology and biotechnology are also used in other consumer products - from feed and toothpaste to biofuel and plastics. Throughout the value chain, sustainability is integrated in Danisco's way of doing business.

21.

EXECUTIVE BOARD

DANISCO

First you add knowledge...

Danisco A/S
Langebrogade 1
P.O. Box 17
DK-1001 Copenhagen K
Tel. +45 3266 2000
Fax +45 3266 2175
www.danisco.com
info@danisco.com

Notice no.: 15/2007

30 July 2007

Share buyback in Danisco A/S

On 20 June 2007 the Board of Directors of Danisco decided to launch a share buyback programme under which Danisco will buy back treasury shares for an amount of up to DKK 500,000,000 in the period from 3 July 2007 to 14 December 2007.

The programme is structured according to the provisions of the EU Commission's regulation no. 2273/2003 of 22 December 2003, also referred to as the 'safe harbour method'.

Since our Notice no. 12/2007 of 9 July 2007, the following transactions have been made under the programme:

	Number of shares	Average purchase price in DKK	Transaction value in DKK
Accumulated at latest Notice	226,000	418.20	94,512,800
23 July 2007	-	0.00	0
24 July 2007	21,000	417.98	8,777,580
25 July 2007	10,000	413.75	4,137,500
26 July 2007	19,000	411.45	7,817,550
27 July 2007	10,000	405.00	4,050,000
Accumulated volume under programme	286,000	417.12	119,295,430

With the buyback of shares as stated above, Danisco owns a total of 539,646 treasury shares of a nominal value of DKK 20 each, corresponding to 1.10% of the total number of issued shares of 48,931,820 shares.

An amount of DKK 380,704,570 remains to be used under the programme.

Yours faithfully

Tom Knutzen
CEO

For further information, please contact:
Investor Relations, tel.: +45 3266 2912, investor@danisco.com
Media Relations tel.: +45 3266 2913, e-mail: info@danisco.com

With 9,700 employees in more than 40 countries, Danisco is one of the world's leading suppliers of food ingredients, sugar and industrial bioproducts. Based on our technology platform we use nature's own raw materials and resources to develop and produce ingredients for food and other products used in everyday life. Danisco ingredients are used in about every second ice cream and cheese, every third box of detergent and every fourth loaf of bread produced globally. Danisco ingredients based on food technology and biotechnology are also used in other consumer products - from feed and toothpaste to biofuel and plastics. Throughout the value chain, sustainability is integrated in Danisco's way of doing business.

EXECUTIVE BOARD

DANISCO

First you add knowledge...

22.

Danisco A/S
Langebrogade 1
P.O Box 17
DK-1001 Copenhagen K
Tel.: +45 3266 2000
Fax: +45 3266 2175
www.danisco.com
info@danisco.com

Notice no. 16/2007

2 August 2007

Warrant programme: Issue of new shares

In 2002/03 Danisco set up a warrant programme covering more than 6,300 of Danisco's employees. In the eighth and final exercise period from 20 June 2007 to 18 July 2007 around 6% of the employees decided to exercise their warrants, bringing the total percentage of employees who have exercised their warrants to 99%. The majority chose the option of cash settlement while a small number chose to subscribe for new shares.

At the due date for payment on 1 August 2007, the employees had subscribed and paid for 9,675 shares at a price of DKK 299 in accordance with the warrant programme, and on 2 August 2007 Danisco effected a capital increase of 9,675 shares of DKK 20 nominal value, equivalent to a nominal capital increase of DKK 193,500. The share capital is increased from DKK 978,636,400 (corresponding to 48,931,820 shares of DKK 20 nominal value) to DKK 978,829,900 (corresponding to 48,941,495 shares of DKK 20 nominal value).

Yours faithfully

Tom Knutzen
CEO

For further information, please contact:
Investor Relations, Danisco A/S, tel.: +45 3266 2912, e-mail: investor@danisco.com
Media Relations, Danisco A/S, tel.: +45 3266 2913, e-mail: info@danisco.com

With 9,700 employees in more than 40 countries, Danisco is one of the world's leading suppliers of food ingredients, sugar and industrial bioproducts. Based on our technology platform we use nature's own raw materials and resources to develop and produce ingredients for food and other products used in everyday life. Danisco ingredients are used in about every second ice cream and cheese, every third box of detergent and every fourth loaf of bread produced globally. Danisco ingredients based on food technology and biotechnology are also used in other consumer products - from feed and toothpaste to biofuel and plastics. Throughout the value chain, sustainability is integrated in Danisco's way of doing business.

EXECUTIVE BOARD

DANISCO

First you add knowledge...

Danisco A/S
Langebrogade 1
P.O. Box 17
DK-1001 Copenhagen K
Tel. +45 3266 2000
Fax +45 3266 2175
www.danisco.com
info@danisco.com

Notice no.: 17/2007

6 August 2007

Share buyback in Danisco A/S

On 20 June 2007 the Board of Directors of Danisco decided to launch a share buyback programme under which Danisco will buy back treasury shares for an amount of up to DKK 500,000,000 in the period from 3 July 2007 to 14 December 2007.

The programme is structured according to the provisions of the EU Commission's regulation no. 2273/2003 of 22 December 2003, also referred to as the 'safe harbour method'.

Since our Notice no. 12/2007 of 9 July 2007, the following transactions have been made under the programme:

	Number of shares	Average purchase price in DKK	Transaction value in DKK
Accumulated at latest Notice	286,000	417.12	119,295,430
30 July 2007	12,000	405.15	4,861,800
31 July 2007	10,000	408.30	4,083,000
1 August 2007	8,000	404.55	3,236,400
2 August 2007	45,000	409.82	18,441,900
3 August 2007	5,000	405.21	2,026,050
Accumulated volume under programme	366,000	415.15	151,944,580

With the buyback of shares as stated above, Danisco owns a total of 619,646 treasury shares of a nominal value of DKK 20 each, corresponding to 1.27% of the total number of issued shares of 48,941,495 shares.

An amount of DKK 348,055,420 remains to be used under the programme.

Yours faithfully

Tom Knutzen
CEO

For further information, please contact:
Investor Relations, tel.: +45 3266 2912, investor@danisco.com
Media Relations tel.: +45 3266 2913, e-mail: info@danisco.com

With 9,700 employees in more than 40 countries, Danisco is one of the world's leading suppliers of food ingredients, sugar and industrial bioproducts. Based on our technology platform we use nature's own raw materials and resources to develop and produce ingredients for food and other products used in everyday life. Danisco ingredients are used in about every second ice cream and cheese, every third box of detergent and every fourth loaf of bread produced globally. Danisco ingredients based on food technology and biotechnology are also used in other consumer products - from feed and toothpaste to biofuel and plastics. Throughout the value chain, sustainability is integrated in Danisco's way of doing business.

24.

DANISCO

First you add knowledge...

To the shareholders of Danisco A/S

Danisco A/S
Langebrogade 1
P.O Box 17
1001 Copenhagen K
Denmark
Tlf. + 45 3266 2000
Fax + 45 3266 2175
www.danisco.com
info@danisco.com

10 August 2007

Danisco's Annual General Meeting

Please find enclosed notification of the Company's Annual General Meeting.

Again this year the Annual General Meeting will be held in Tivoli Concert Hall. Admission cards also serve as admission to Tivoli Gardens. After the Annual General Meeting light refreshments will be served. The Annual General Meeting will be held on:

Wednesday 29 August 2007 at 3.00 pm.
Tivoli Concert Hall
Tivoli
Vesterbrogade 3
1620 Copenhagen V

Please note that the Annual General Meeting has been rescheduled to start at 3.00 pm.

You can order an admission card via **www.danisco.com** or **www.uk.vp.dk/agm**, or at VP Investor Services A/S on phone +45 4358 8866 or fax +45 4358 8867 by returning the completed form in the enclosed envelope or contacting the company's office. Preordered admission cards and ballot papers will be sent by mail.

In case you are not able to attend the Annual General Meeting, the Board of Directors of Danisco is willing to accept proxy voting for the relevant number of votes attached to your shares. If you wish to vote by proxy, you can go to our homepage, **www.danisco.com**, or to **www.uk.vp.dk/agm** and fill in an electronic form authorising the Board of Directors to vote in accordance with the recommendations of the Board of Directors, or you can tick the relevant boxes in the electronic proxy form. Alternatively, you can fill in the enclosed proxy form and return it with your signature to VP Investor Services A/S, Helgeshøj Allé 61, P.O. Box 20, 2630 Taastrup, Denmark, to be received no later than 27 August 2007.

Yours faithfully

Danisco A/S
Board of Directors

Encl.

Reg no 11350356

To the shareholders of Danisco A/S

Danisco's Annual General Meeting will be held on Wednesday 29 August 2007 at 3.00 pm in Tivoli Concert Hall, Vesterbrogade 3, 1620 Copenhagen V, Denmark.

Agenda

1. The Board of Directors' report on the Company for the year ended
2. Submission of the audited annual report and resolution on the approval of the annual report
3. Resolution on the appropriation of profits or covering of losses in respect of the approved Annual Report
4. Election of members to the Board of Directors.
5. Resolutions proposed by the Board of Directors and shareholders
6. Election of one state-authorised public accountant to serve as auditor
7. Any other business

Re item 2

The Board of Directors proposes that the Annual Report for 1 May 2006 – 30 April 2007 be approved.

Re item 3

The Board of Directors proposes that a dividend of DKK 7.50 be paid per share of DKK 20 of the profit available for distribution according to the Annual Report. The remainder is transferred to the Company's reserves.

Re item 4

Anders Knutsen, Peter Højland and Matti Vuoria retire as directors in accordance with Article 17.2 of the Articles of Association and are proposed for re-election.

A detailed description of the three candidates is enclosed in the notice convening the Annual General Meeting, which was sent to all shareholders registered in Danisco's Register of Shares on 9 August 2007. The description is also available on Danisco's website, **www.danisco.com**, and may be obtained from Danisco's Shareholders' Secretariat.

Re item 5

The Board of Directors proposes the following resolutions:

a) Amendments to the Articles of Association

That the following secondary name be deleted from Article 1.2 of the Articles of Association: Danisco Flavours A/S (Danisco A/S).
Due to the divestment of Danisco's Flavours Division, it is proposed that the secondary name be deleted.

That Article 5.3 of the Articles of Association be amended to the following:
"The Register of Shares is kept by VP Investor Services A/S, Helgeshøj Allé 61, P.O. Box 20, 2630 Taastrup, Denmark."

The name and address of the keeper of the Company's Register of Shares as appointed by the Company must be included in the Articles of Association, cf. Section 25.1 of the Danish Companies Act.

That Article 8 of the Articles of Association be amended to the following:

"General Meetings shall be held in the Capital Region of Denmark".

Owing to the reform of the Danish municipal sector, the expression Capital Region of Denmark can be used. The current expression "Greater Copenhagen" is deleted.

That Article 25.1 of the Articles of Association be amended to the following:
"The annual report shall be drawn up in accordance with the provisions of the Danish Financial Statements Act and the International Financial Reporting Standards (IFRS)."
The proposal is motivated by new requirements for the preparation of annual reports.

b) That the Board members' emoluments continue to be DKK 300,000 with a premium of 150% and 50% to the Chairman and Deputy Chairman, respectively.

c) The Board of Directors proposes that in accordance with Section 48 of the Danish Companies Act, the Annual General Meeting authorise the Board of Directors in the period up to next year's Annual General Meeting to allow the Company to purchase own shares up to an amount of 10% of the share capital at the market price prevailing at the time of purchase with a deviation of up to 10%.

d) That overall guidelines for incentive programmes for the Executive Board be laid down and that a new provision be included in Article 21.3 of the Articles of Association.
With effect from 1 July 2007, Section 69 b of the Danish Companies Act stipulates that the board of directors of a listed company must lay down overall guidelines (see appendix) for incentive programmes granted to their board of directors and executive board before concluding any specific agreements to this effect. These guidelines must

be considered and approved by the company's annual general meeting.

For a number of years, Danisco A/S has granted share options to the Executive Board and a number of senior managers. The new rules solely include guidelines aimed at the Board of Directors and the Executive Board. Incentive programmes granted to other senior managers and key staff are usually kept within the above guidelines. However, in view of the need to grant competitive incentive programmes in accordance with local practice deviations may occur. The Board of Directors of Danisco is not granted incentive programmes. The Board of Directors has proposed guidelines for incentive programmes to be granted to the Executive Board. The guidelines are included in the resolutions in full to be sent to the registered shareholders who have so requested.

If the Annual General Meeting approves the guidelines, the following provision will be included in the Company's Articles of Association:

"Guidelines for incentive programmes to the Executive Board have been adopted, cf. Section 69 b (2) of the Danish Companies Act. The guidelines are available on Danisco's homepage."

e) Upon approval of the guidelines , cf. item d), the Board of Directors proposes to the Annual General Meeting that a share option programme be set up comprising up to 600,000 share options with an exercise price based on the average market price of five consecutive trading days after the Annual General Meeting (30 August to 5 September 2007 – both days included) with a premium of 10%, however, with a minimum price, calculated at DKK 483, corresponding to the average price of the five trading days before and the five trading days after 20 June 2007 with a premium of 10%. The share options may be exercised between 1 September 2010 and 1 September 2013, with the first options being granted on 1 September 2007 at the earliest. The share options will be granted to the Executive Board and senior managers.

For several years Danisco has granted share options to the Executive Board and senior managers to motivate and retain them and encourage common goals with the shareholders. Previously, the decision to grant share options was made by the Board of Directors. In consequence of changed legislation and Danisco's policy to follow best practice in corporate governance, any proposal to grant share option programmes to the Executive Board and senior managers will in future be submitted for approval by the Annual General Meeting. 600,000 share options will be granted to some 150 individuals, 110,000 of which will be granted to the Executive Board like last year.

A shareholder has submitted the following proposal:

f) "The Board of Directors should, no later than at next year's Annual General Meeting, propose to the Company's Annual General Meeting that Danisco A/S be demerged into two separate companies to the effect that (a) all activities related to sugar and (b) all activities related to ingredients and sweeteners be placed in separate companies, both of which should be listed on the OMX Copenhagen Stock Exchange. The terms and conditions of the proposed demerger are to be decided by the Board of Directors upon considering the proposal.

Ahead of submitting the proposal for consideration by the Annual General Meeting, the Board of Directors should prepare and submit the documents necessary for the demerger, including a demerger plan and review with appendices in accordance with the provisions of Part 15 of the Danish Companies Act."

The shareholder's motivation for the proposal is that Danisco A/S has produced an unsatisfactory yield for the shareholders. In fact, there has hardly been any yield for 10 years.

Comment: The Board of Directors cannot approve the proposal. However, the Board will consider the proposal and work to produce value-creating initiatives, which will be announced to our shareholders as soon as possible.

g) That the Chairman of the Annual General Meeting be authorised to make such amendments to the resolutions of the Annual General Meeting under item 5 in accordance with the conditions of the Danish Commerce and Companies Agency for registration of the General Meeting's resolutions.

Re item 6

It is proposed to re-appoint the Company's current auditor, Deloitte Statsautoriseret Revisionsaktieselskab.

---oooOOOooo---

In accordance with the Company's Articles of Association and the Danish Companies Act, the adoption of the resolutions mentioned under item 5 a requires that two-thirds of the votes cast and shareholders representing two-thirds of the voting rights at the Annual General Meeting vote in favour of the resolution.

As from Monday 20 August 2007, the agenda and the resolutions in full as well as the audited Annual Report will be available for inspection by the shareholders at the Company's

registered office. On the same day, the documents will be sent to those shareholders who have so requested, and the agenda and the resolutions in full will be available on Danisco's homepage at **www.danisco.com**.

Admission cards may be ordered via **www.uk.vp.dk/agm** or **www.danisco.com**, or alternatively at VP Investor Services A/S on phone +45 4558 8866 or fax +45 4358 8867 by returning the completed form in the enclosed envelope or by contacting the Company between 10.00 am and 3.00 pm, every day except Saturdays and Sundays. Pre-ordered admission cards and ballot papers will be sent by mail. The deadline for ordering admission cards and ballot papers for the Annual General Meeting is 27 August 2007. After this period, admission cards will be issued without ballot paper. Admission cards also serve as admission to Tivoli Gardens.

In case you are not able to attend the Annual General Meeting, the Board of Directors of Danisco is willing to accept proxy voting for the relevant number of votes attached to your shares. If you wish to vote by proxy, you can go to our homepage, **www.danisco.com**, or **www.uk.vp.dk/agm** and fill in an electronic form authorising the Board of Directors to vote in accordance with the recommendations of the Board of Directors, or you can tick the relevant boxes in the electronic proxy form. Alternatively, you can fill in the enclosed proxy form and return it with your signature to VP Investor Services A/S, Helgeshøj Allé 61, P.O. Box 20, 2630 Taastrup, Denmark, to be received no later than 27 August 2007. In the proxy form you may authorise the Board of Directors to vote in accordance with the recommendations of the Board of Directors or tick the relevant boxes in the proxy form.

Share capital, voting rights and custodian bank

The Company's share capital is DKK 978,829,900 consisting of shares with a nominal value of DKK 20.

The following voting rights in the Company are stipulated in the Articles of Association:

14.1 Each DKK 20 share shall give the shareholder one vote. However, no one shall be entitled to exercise the voting rights – either by proxy or in his own right – for a share amount of more than 7.5% of the Company's issued share capital. This restriction shall not apply to the Board of Directors voting as proxy of any shareholder, provided that the said proxy does not confer voting rights amounting to more than 7.5% of the Company's share capital.

14.2 For the purposes of Article 14.1, shares which according to the entry in the Register of Shares are owned by different individuals shall be deemed to be owned by one shareholder if the owners constitute an interest group, either expressly or tacitly, or if the individual shareholders are not free to exercise their voting rights due to any special relationship.

14.3 Voting rights can only be exercised by shareholders or their proxies if an admission card has been obtained in due time, cf. Article 14.4, and if the share conferring the voting right is registered in the name of the shareholder in the Register of Shares. Shareholders who have acquired shares by transfer may only exercise the voting right for the shares in question at the General Meeting if the shares are registered in the name of such shareholders at the time of the convening of the General Meeting or if the shareholders before that time have applied for registration and filed proof of the acquisition.

14.4 Every shareholder shall be entitled to attend the General Meeting, provided that he has requested and obtained an admission card at the Company's offices at least two weekdays before the Meeting. Proof that he is a shareholder shall have been conclusively provided on the presentation of an extract copy from the Danish Securities Centre, which shall not be more than one month old.

The Company has appointed Nordea as custodian bank. The Company's shareholders may exercise their financial rights through this bank.

We intend to transmit the Annual General Meeting via Danisco's homepage, **www.danisco.com**, with simultaneous interpretation into English.

Danisco A/S
Board of Directors

Directors recommended for re-election at the Annual General Meeting 2007:



Anders Knutsen, born 1947
- MSc Economics
- Chairman of the Board of Directors since 2002
- Deputy Chairman 1999-2002
- Joined the Board of Directors in 1997
- Chairman of the Boards of Solum A/S, Copenhagen Business School
- Deputy Chairman of the Boards of Fritz Hansen A/S, Hersild & Heggov A/S and Topdanmark A/S
- Director of Augustinus Fabrikker A/S and Katholm Invest A/S

Competencies:
Board experience from other listed companies, e.g. Topdanmark A/S.
International experience from the business-to-consumer segment, production, sale, branding and service as CEO of Bang & Olufsen in 1991-2001 and now as Deputy Chairman of Fritz Hansen A/S.
Business political competencies as member of the Danish Globalisation Council.



Peter Højland, born 1950
- BSc in Economics and Business Administration
- Board member
- Joined the Board of Directors in 1998
- Managing Director of Transmedica Holding A/S
- Chairman of the Boards of Amrop-Hever A/S, Bikuben Fondene, the Danish Centre for Management, Siemens A/S and Transmedica A/S
- Deputy Chairman of the Boards of BPT Arista A/S and Nordicom A/S
- Director of Danske Bank A/S, Knud Wexøe A/S and Rambøll Gruppen A/S

Competencies:
Board experience from listed companies, e.g. Danske Bank A/S and Nordicom A/S.
International experience from the business-to-business segment and heavy industry as former CEO of Superfos A/S in 1994-1999.



Matti Vuoria, born 1951
- Master of Law
- Board member
- Deputy Chairman 2002-2005
- Joined the Board of Directors in 1999
- CEO of Varma Mutual Pension Insurance Company
- Chairman of the Board of Winwind Oy
- Director of Sampo Plc, Stora Enso Oyj and Wärtsilä Corporation

Competencies:
Board experience from listed companies.
International experience from the business-to-business segment and heavy industry, organisational and public authority experience as former government official dealing with the EU, Russia and Eastern Europe.

Appendix

General guidelines in accordance with section 69 b of the Danish Companies Act concerning incentive programmes for the Executive Board of Danisco A/S

1. Preambel

In accordance with Section 69 b of the Danish Companies Act, before the Board of Directors of a listed company enters into a specific incentive agreement with a member of the company's Board of Directors or Executive Board, it must specify general guidelines for incentive programmes for the company's Board of Directors and Executive Board. These guidelines must be considered and approved by the company's annual general meeting.

For a number of years, Danisco A/S has had incentive programmes for the company's Executive Board, but not for the Board of Directors. Hence, these guidelines are general guidelines for the incentive programmes covering the Executive Board of Danisco A/S. "The Executive Board" means the executives registered as executives of the company in the Danish Commerce and Companies Agency.

2. General principles

In order to encourage common goals for the Board of Directors and shareholders of Danisco and to meet the short as well as long-term goals, Danisco considers it appropriate that incentive programmes are set up for the Executive Board of Danisco. Such incentive programmes may comprise any form of variable remuneration, including share-based instruments such as share options, warrants and phantom shares and non-share-based bonus agreements – both ongoing, single-based and event-based. Where Danisco wants to enter into a specific incentive agreement with members of the Executive Board, such specific agreement will be subject to these guidelines.

Any decision to include a particular member of the Executive Board in an incentive programme – and which agreement(s) to specifically conclude – will depend on whether the Board of Directors considers it expedient in order to encourage common goals for the Executive Board and shareholders of Danisco as well as the short and long-term goals. In addition, the Executive Board's historic and expected performance, motivation and loyalty concerns and the general situation and development of the company will also be taken into consideration.

3. Share-based instruments

The value of the share-based instruments granted in a given financial year may be up to 50% of the fixed annual remuneration of the individual member of the Executive Board.

The estimated present value of the share-based incentive programmes that are subject to these guidelines is calculated in accordance with the International Financial Reporting Standards (IFRS).

The exercise price of the share-based instrument cannot be less than the share price of the company's stock at the time of the allotment. The executive will not pay for the share-based instrument unless the Board of Directors specifically decides otherwise.

The executive's capital gain is subject to a tax rate lower than normal on the condition that the company is not granted any tax deduction for the expenses related to the allotment.

The Board may decide that the allotted share-based instrument is gradually earned over a three year period from the time of the allotment. The share-based instruments may be exercised no earlier than three years after the time of the allotment and no later than six years after the time of the allotment.

Where, as part of a share-based incentive programme, Danisco has to obtain shares in order to meet its obligations under the incentive programme, such shares may be obtained through a buyback of own shares and through Danisco's holding of own shares.

4. Non-share-based instruments

A non-share-based instrument, most often in the form of a bonus scheme or a performance contract, typically has a term of one or several years and/or may be subject to a specific event occurring in relation to Danisco, including, for example, divestments or acquisitions of key business areas or the like. Non-share-based instruments also include retention bonus, loyalty bonus or the like. Bonus payments are conditional upon compliance in full or in part with the terms and targets defined in the agreement. These may comprise personal targets linked to the performance of the executive in question, Danisco's results, the results of one or more business units under Danisco or the occurrence of a relevant event.

Ongoing bonus schemes for the Executive Board allow members to receive a bonus per financial year of up to 50% of the member's fixed annual remuneration.

Where circumstances are deemed to be quite extraordinary by the Board of Directors, Executive Board members may receive a bonus of up to 100% of the fixed annual remuneration. In such case, it will be accounted for in the Annual Report's description of the individual member's remuneration.

6. Amendments to and discontinuation of incentive programmes

The Board of Directors is entitled to amend or discontinue one or more incentive programmes introduced in accordance with these guidelines. Assessment to this effect must include the criteria forming the basis of the establishment of the

programme. Such amendments may only be effected within the scope of these guidelines. More extensive amendments are subject to approval by the Annual General Meeting.

6. Publicity and commencement of specific incentive agreements

In accordance with Section 69 b (2) of the Danish Companies Act, a provision is included in the Company's Articles of Association, stipulating that the Annual General Meeting has adopted guidelines for incentive pay for the Executive Board.

Following approval at Danisco's Annual General Meeting on 29 August 2007, the guidelines will without undue delay be published on Danisco's website (**www.danisco.com**) with indication of the date of approval of the guidelines by the Annual General Meeting. Where the Annual General Meeting adopts amendments to the guidelines at a later point in time, the revised guidelines will without undue delay be published on Danisco A/S' website (www.danisco.com) with indication of the date of amendment of the guidelines by the Annual General Meeting.

Specific incentive agreements must be concluded no earlier than on the day after publication of the approved guidelines on Danisco's website (www.danisco.com).

---ooOoo---


Danisco A/S • Langebrogade 1 • DK-1001 Copenhagen K
Tel: +45 3266 2000 • Fax: +45 3266 2175
info@danisco.com • www.danisco.com
DANISCO
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Change in Corporate Regulatory Affairs

Change in Corporate Regulatory Affairs

It is a pleasure to announce that as of 1st September 2007, Senior Director, Kevin Gillies has been promoted Vice President and will be in charge of Regulatory Affairs (CRA), reporting to me.

Until now, Kevin has been in charge of the American part of CRA, whereas Pascale Parisot, who will be leaving the company at the end of August, was in charge of the European part.

Kevin will maintain his office in New Century, Kansas, but will be in Europe regularly to fulfil his new role.

Leif Kjærgaard

25

DANISCO Press Release

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16 August 2007

Positive outlook for Danisco's sugar production 2007

The growth season for sugar beet got off to a good start and a record harvest is expected.

Owing to unusually warm and sunny weather in the spring, sugar beet was sown earlier than usual in the countries in which Danisco carries on sugar production. A good start for the growth period combined with this summer's heavy rainfall means that the sugar volume per hectare is at a record high. This is the result of Danisco's first harvest forecast, which indicates total sugar production significantly exceeding the Group's total EU quota of 929,000 tonnes.

This year's first field samples of beet made on 13 August 2007 in Denmark, Sweden, Germany, Finland and Lithuania showed the following results:

	Tonnes beet per ha		% sugar in beet		Tonnes sugar per ha	
Denmark	57.7	(44.5)	14.5	(15.1)	8.36	(6.74)
Sweden	52.0	(38.0)	14.9	(14.5)	7.73	(5.56)
Germany	62.2	(45.0)	14.5	(14.9)	9.02	(6.72)
Finland	36.2	(23.8)	12.8	(13.3)	4.64	(3.14)
Lithuania	49.2	(32.4)	14.2	(13.8)	6.98	(4.47)

The average results of the past five years are shown in brackets.

The beet sample results do not change the previously announced expectations for Sugar's earnings in the current financial year due to the new rules under the EU sugar regime.

Local variations

In Denmark, sugar beet germination was affected by a dry spring, just as differences in rainfall levels account for significant local variations in the beet volume per hectare. Nevertheless, the overall harvest forecast indicates a record-high. The picture is the same in Germany.

Published by Danisco A/S, Communications, Langebrogade 1, PO Box 17, DK-1001 Copenhagen K
Tel.: +45 3266 2000 • Fax: +45 3266 2175 • info@danisco.com • www.danisco.com

DANISCO Press Release

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In Sweden, a period with rain following immediately after the sugar beet sowing resulted in favourable growth conditions and impressive harvest results are expected. However, in certain areas, extreme rainfall in July has had a negative impact on sugar beet growth.

Also in Finland and Lithuania, sugar beet growth has been influenced by a favourable combination of warm weather and rainfall, the amount of rain, however, being lower than in the other countries. This has resulted in excellent beet growth and production significantly above national quotas.

New EU rules on surplus sugar
Under the EU sugar regime adopted in 2006, sugar production exceeding the quota will be transferred as quota sugar for the following year or used for non-food purposes. In recent years, Danisco's sugar division has increased focus in the non-food area and has gained a strong position in this segment.

The results of the field samples in the various factory areas are listed in table 2 in the appendix.

As in previous years, two field samples in all will be made. The results of this year's second sample will be announced at the beginning of September.

For further information, please contact:
Thomas B. Olsen, Executive Vice President, Agriculture, Danisco Sugar, tel.: +45 32 66 25 85
Dorthe Lindgreen, Communications Manager, Danisco Sugar A/S, tel.: +45 32 66 25 88 / 40 11 66 95

Appendix: Danisco's sugar production 2004-2006 and results of the field samples in Denmark, Sweden, Germany, Finland and Lithuania.

Published by Danisco A/S, Communications, Langebrogade 1, PO Box 17, DK-1001 Copenhagen K
Tel.: +45 3266 2000 • Fax: +45 3266 2175 • info@danisco.com • www.danisco.com

DANISCO

Press Release

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Appendix to notice on field samples

Table 1:
Danisco's sugar production in the past three years in the five production countries breaks down as follows:

Country	Production 2004 (tonnes sugar)	Production 2005 (tonnes sugar)	Production 2006 (tonnes sugar*)	Sugar quota (tonnes sugar for 2007/08)
Denmark	472,000	475,000	375,000	364,000
Sweden	372,000	406,000	314,000	292,000
Finland	148,000	179,000	130,000	87,000
Germany	147,000	122,000	114,000	115,000
Lithuania	104,000	92,000	77,000	71,000
In total	1,242,000	1,274,000	1,010,000	929,000

*) Please note that the production figures are not directly comparable with those of previous years due to an extraordinary quota reduction in 2006 and discontinuation of C sugar.

Table 2:
Results of the first field samples for each factory in Denmark, Sweden, Germany, Finland and Lithuania taken on 13 August 2007:

Factory	Tonnes beet per ha	% sugar in beet	Tonnes sugar per ha
Nakskov, DK	58.1	14.7	8.55
Nykøbing, DK	57.3	14.2	8.15
Örtofta, SE	52.0	14.9	7.73
Anklam, DE	62.2	14.5	9.02
Säkylä, FI	36.2	12.8	4.64
Kedainiai, LT	47.3	13.9	6.58
Panevezys, LT	50.8	14.4	7.34

Published by Danisco A/S, Communications, Langebrogade 1, PO Box 17, DK-1001 Copenhagen K
Tel.: +45 3266 2000 • Fax: +45 3266 2175 • info@danisco.com • www.danisco.com

Annual Report 2006/07



DANISCO

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Contents

In the event of any discrepancy between the meaning of the Danish language version and the English language version of the Annual Report for 2006/07, the Danish version prevails.

Strategic focus and financial targets

Danisco has a broad product portfolio in food ingredients, sugar, technical enzymes and biobased solutions.

Vision

Danisco wants to be the leading supplier of value-adding ingredients to industry globally.

Mission

To accommodate consumer demand for healthy, safe and tasty food and to provide value-adding and sustainable biobased solutions to industry.

Strategy

Danisco's strategy is to create value through:

- Organic growth
- Developing and capitalising on the technology platform
- Acquisitions

Financial targets

Danisco builds on the concept of value-based management through the Group's financial and human resources. Continued focus on R&D and exploiting our technology platform will contribute to higher growth.

We aim to continuously increase earnings per share (before special items) and to have a capital structure, which over time will correspond to a gearing defined as a net interest-bearing debt/EBITDA ratio at the level of 3.0-4.5. A reduction of the capital base will be in the form of dividends and/or share buybacks.

In Ingredients, the long-term objective for organic growth is at the level of 3-6% and an EBIT margin before special items of at least 15%. In Sugar, the target is to optimise cash flows from the sugar production.



Letter from the CEO



From left Mogens Granborg, Søren Bjerre-Nielsen and Tom Knutzen

2006/07 was a year of change for Danisco marked by the implementation of the strategy 'Unfolding the potential' and the ongoing restructuring of Sugar. And just after the end of the financial year, we entered into an agreement to divest the Flavours division to Swiss-based Firmenich. These initiatives have all contributed to boosting Danisco's business.

During the year, we have implemented initiatives under 'Unfolding the potential', the aim of which was to strengthen our competitive position through optimisation of the organisational structure and increased R&D efforts. This is to ensure the quick and efficient adaptability of the organisation to the ever more dynamic trading conditions.

Producing healthier foods has become a key priority for the food industry – and we welcome this trend. The industry has seen rising and more volatile raw material prices due to higher energy prices and hence increased focus on biofuel production. This has a negative impact on production costs, but also provides new growth opportunities for Danisco, as our ingredients make it possible for food producers to optimise their raw material consumption while at the same time making food healthier. Broad and global technology, sales and production platforms put Danisco in a strong position to leverage these opportunities.

Another important growth segment for Danisco is biobased solutions – primarily enzymes – for industrial applications, providing financial as well as significant environmental benefits.

The EU sugar reform has proved more challenging than originally expected, and the European Commission has submitted new proposals for reforming the sugar industry. Sugar has come a long way with adapting its production structure to the new market conditions. The goal is to maintain the position as one of the most efficient European sugar producers, which is presently what creates most value for Danisco.

Danisco is a knowledge-based company where value is created by the employees. Management will therefore pay special attention to further strengthening areas like cooperation, competencies, innovation and willingness to change. Danisco's committed employees provide a strong foundation for creating value for our stakeholders.

Tom Knutzen
CEO

Key figures and financial ratios

GROUP						
(DKKm)		2002/03	2003/04	2004/05	2005/06	2006/07
Income statement						
Revenue		16,551	16,397	17,835	20,912	20,362
EBITDA before special items		3,271	3,001	3,050	3,289	3,331
Operating profit before special items		2,354	2,108	2,086	2,159	2,239
Special items		(24)	83	(128)	(768)	(186)
Amortisation of goodwill		(404)	(409)	-	-	-
Operating profit		1,926	1,782	1,958	1,391	2,053
Net financial expenses		(350)	(242)	(264)	(497)	(506)
Profit before tax		1,576	1,540	1,694	894	1,547
Profit for the year		1,028	1,009	1,251	622	1,079
Cash flows						
Cash flow from operating activities		1,987	1,667	1,378	2,646	2,432
Cash flow from investing activities		(1,457)	51	(6,482)	(1,420)	(1,272)
of which net investments in intangible assets		(90)	(106)	(119)	(178)	(127)
of which net investments in property, plant and equipment		(797)	(670)	(695)	(1,067)	(1,121)
of which purchase and sale of enterprises and activities		(470)	(42)	(5,665)	(159)	(60)
of which purchase and sale of financial assets		(100)	869	(3)	(16)	36
Free cash flow		530	1,718	(5,104)	1,226	1,160
Balance sheet						
Assets		26,540	25,307	32,802	32,262	31,385
Equity attributable to equity holders of the parent		11,404	11,612	11,953	12,408	12,644
Equity		11,651	11,900	12,286	12,726	12,949
Net interest-bearing debt		9,439	8,291	13,847	13,224	12,222
Invested capital		19,443	19,405	27,369	26,566	25,843
Financial ratios (%)						
EBITDA margin		19.8	18.3	17.1	15.7	16.4
EBIT margin		14.2	12.8	11.7	10.3	11.0
RONOA		18.2	16.2	15.4	14.5	14.7
ROIC		11.1	9.9	8.9	7.3	8.0
ROE		8.4	8.5	10.2	4.6	8.4
NIBD/EBITDA ratio		2.8	2.9	3.3	3.8	3.7
Share data						
Average number of shares	'000	52,366	49,907	49,584	48,909	48,728
Average number of shares, diluted	'000	52,372	49,930	49,860	49,373	49,010
Number of shares at year-end, diluted	'000	51,127	49,785	49,300	49,256	48,943
Earnings per share:						
EPS	DKK	19.22	19.52	24.23	11.52	21.71
DEPS	DKK	19.22	19.51	24.09	11.41	21.58
DEPS before amortisation of goodwill	DKK	27.72	28.41	24.09	11.41	21.58
DEPS before amortisation of goodwill, special items and discontinued operations	DKK	28.05	27.21	25.97	23.19	24.54
Cash flow per share, diluted	DKK	37.94	33.39	27.64	53.59	49.62
Book value per share, diluted	DKK	223	233	242	252	258
Share price	DKK	243	294	374	502	443
Paid to shareholders						
Dividends paid in the financial year		314	311	323	330	328
Acquisition of treasury shares		864	356	300	52	123
Total		1,178	667	623	382	451
Other data						
Average number of employees		8,356	8,440	9,235	10,636	10,423

For definitions of key figures please refer to Definition of key figures and financial ratios.

Targets and strategy

Ingredients

The 2006/07 results exceeded expectations at the beginning of the year. The positive EBIT margin and organic growth performance underpins our expectations of realising the financial targets for Ingredients as defined in connection with the launch of 'Unfolding the potential' in September 2006:

EBIT margin in Ingredients: >15% (13.2% in 2006/07)

- Bio Ingredients: 15-20% (14.8% in 2006/07)
- Texturants & Sweeteners: >15% (13.8% in 2006/07)

Organic growth in Ingredients: 3-6% (5% in 2006/07)

- Bio Ingredients: 5-10% (6% in 2006/07)
- Texturants & Sweeteners: 3-5% (6% in 2006/07)

To achieve these targets Ingredients has to achieve a return of at least 20% (18.1% in 2006/07) on net operating assets (RONOA).

The present technology, product and sales platform provides Ingredients with a strong foundation for realising its financial targets and capitalising on growth opportunities in the market like:

- Trend towards healthier food
- Trend towards food producers collaborating with ingredients producers on product development
- Growing demand for biobased industrial solutions – e.g. enzymes providing financial and environmental benefits compared with today's conventional processes

The aim of 'Unfolding the potential' – a reorganisation focusing on streamlining the organisational and management structure – is to pave the way for efficiency improvements throughout the value chain in Ingredients. Implementation is according to plan, and several structural measures to release resources have been launched already:

- Optimisation of the R&D structure in Cultures and Genencor
- Three plant closures within the Gums & Systems product area in the Texturants & Sweeteners division

Together with tight cost management these measures will drive the planned margin improvement and release additional resources for investments in new growth initiatives, e.g. enzyme systems for bioethanol production based on biomass.

Danisco's business platform is regularly the object of strategic evaluation. On the back of this, Danisco entered a DKK 3.36 billion agreement with Firmenich, Switzerland, on 3 May 2007 on the divestment of Flavours. A strategic partnership agreement was also concluded giving Danisco access to Firmenich's product range of flavours to the food industry. Hence, not only will the agreement with Firmenich strengthen Danisco's strategic platform in relation to our one-stop-supplier concept, but also our financial base. As a result of the Flavours divestment, focus on profitable growth will gradually be accelerated compared with the original plans under 'Unfolding the potential'. The sale of Flavours entails that some of the overhead costs that are not assumed by Firmenich will be assumed by the ingredients business. This calls for an adjustment of resources and hence the entire cost structure, but in the short term these costs will impact the EBIT margin in Ingredients.

Sugar

The strategic options are evaluated regularly in Sugar. It is evident now that the pace with which the sugar industry has adapted to the sugar reform has been slower and more challenging than originally anticipated. It is still our assessment that our most value-creating option is to maintain the present priorities by focusing on:

- Maintaining the position as one of the most efficient sugar producers in Europe
- Maximising cash flow from sugar production
- Capitalising on by-products and the asset base from sugar production – e.g. bioethanol production in Germany

The financial targets for Sugar focus on maximising cash flow from sugar production, as the industry is non-growing and regulated in an EU perspective.

Sugar production

The following targets have been set for sugar production:

- Cash flow from operations (before financials and tax) will exceed operating profit, as for a period of time investments will be below depreciation level due to the large investments of recent years into a modern and efficient production system
- Once the market balance has been restored, Sugar is expected to generate revenue of around DKK 5.5 billion and an EBIT margin of at least 10%

Sugar will receive total proceeds of more than DKK 0.4 billion in 2007/08 and 2008/09 from the sale of sugar quotas.

By-products
As was the case with bioethanol production in Germany, Sugar will make investments based on related product or production technology.

Capital structure
In connection with 'Unfolding the potential' a new target for the capital structure was defined:

- Gearing defined as a net interest-bearing debt/EBITDA ratio at the level of 3.0-4.5 (3.7 in 2006/07)
- A reduction of the capital base through dividends and/or share buybacks.

Share buybacks at the level of DKK 0.5 billion are expected to be effected once the divestment of Flavours is concluded in the first six months of 2007/08. The Group's capital structure is regularly evaluated in order to ensure an optimal balance between the Group's gearing, strategic initiatives and financial scope.

Group financials

Income statement
In 2006/07, Danisco recorded revenue of DKK 20,362 million against DKK 20,912 million the year before, corresponding to a decline of 3%. Ingredients represented 66% and Sugar 34% of revenue in 2006/07 compared to 63% and 37% the year before. This change is attributable to the negative impact of the EU sugar reform, as a consequence of which Sugar recorded a revenue drop of 11% as expected. Ingredients, on the other hand, recorded revenue growth of 3%, made up of 5% organic growth and a negative currency effect of 2%.

Gross profit was DKK 7,128 million against DKK 7,240 million the year before. That corresponds to a gross margin of 35.0% in 2006/07 against 34.6% the year before. The rising gross margin was driven by improvements in Ingredients and a setback in Sugar due to the sugar reform.

EBITDA before special items and share-based payments declined DKK 192 million or 5% to DKK 3,310 million, corresponding to an EBITDA margin of 16.3% against 16.7% the year before. This development is due to a positive performance in Ingredients and corporate costs, while Sugar showed a negative performance due to the sugar reform.

Ordinary depreciation fell DKK 38 million or 3% to DKK 1,092 million due to the phasing out of production assets in Sugar and lower depreciation on various office premises as well as to currency impact. A DKK 56 million asset write-down in Sugar was expensed under special items.

EBIT before special items and share-based payments was DKK 2,218 million against DKK 2,372 million last year. That corresponds to an EBIT margin of 10.9% in 2006/07 against 11.3% the prior year. The earnings decline is solely attributable to Sugar, as Ingredients and 'corporate expenses' showed a positive performance in 2006/07.

Share-based payments were an income of DKK 21 million in 2006/07, against an expense of DKK 213 million the year before. The 2006/07 income is attributable to the declining Danisco share price during the financial year.

Special items were an expense of DKK 186 million against DKK 768 million the year before. This was as anticipated and mainly related to the integration of Genencor and implementation of 'Unfolding the potential'. Planned restructuring measures in Flavours were not implemented in 2006/07 due to the divestment to Firmenich. It was decided to start optimising certain production assets related to Rhodia Food Ingredients. The estimated amounts in the annual report for 2005/06 for compensation of the beet growers in connection with a quota sale and the depreciation amount were finally calculated at an additional DKK 108 million. This amount is offset by a DKK 96 million final calculation of production levies under the previous sugar regime, corresponding to a net expense in Sugar of DKK 12 million.

Net financial expenses were DKK 506 million in 2006/07 against DKK 497 million in the prior year. Financials in 2006/07 include a capital gain of DKK 43 million from the sale of shares in Cambridge Antibody Technology. The increased financial expenses are attributable to the rising interest level.

Profit before tax grew DKK 653 million or 73% to DKK 1,547 million in 2006/07. This increase is mainly due to share-based payments, special items and operating profit in Ingredients.

The tax expense amounted to DKK 468 million, equivalent to a tax rate of 30%. The corresponding figures for 2005/06 were DKK 261 million and 29% (the 2005/06 profit included a tax-free income of DKK 60 million).

Profit for the year 2006/07 rose DKK 457 million or 73% to DKK 1,079 million, an improvement against expectations at the start of the financial year. Profit before share-based payments went up 33% or DKK 265 million to DKK 1,062 million.

Minority interests' share of profit fell from DKK 58 million in 2005/06 to DKK 21 million in 2006/07. This is attributable to the share of profit in 2005/06 including non-recurring income relating to the restructuring in Sugar.

The share of profit attributable to equity holders of the parent increased 88% or DKK 494 million to DKK 1,058 million in 2006/07.

Cash flow statement

Cash flow from operating activities before change in working capital was DKK 2,113 million in 2006/07. Working capital contributed DKK 319 million compared with DKK 691 million the year before. Sugar was a driving factor in reducing the working capital. The underlying improvement in working capital was bigger than the figures from 2006/07, as Sugar received extraordinary restitution repayments from the EU in 2005/06.

In 2006/07 investments totalled DKK 1,272 million compared with DKK 1,420 million the year before. In 2006/07, DKK 60 million was included from acquisitions (CMC) against DKK 159 million the prior year (Genencor-related residual payment). Capital expenditure is mainly related to capacity expansions in Genencor and Cultures as well as new plant capacity for xylitol/xylose.

Free cash flow was DKK 1,160 million in 2006/07 against DKK 1,226 million in the prior year.

Balance sheet

The invested capital was DKK 25,843 million at year-end 2006/07 against DKK 26,566 million the year before, corresponding to a reduction of 3% or DKK 723 million. This positive development is attributable to currency impact and lower net working capital. The agreement on the divestment of Flavours of 3 May 2007 was not included in the balance sheet for 2006/07.

Net interest-bearing debt was taken down 8% or DKK 1,002 million to DKK 12,222 million. At the end of 2006/07, net interest-bearing debt corresponded to a gearing of 3.7 (net interest-bearing debt/EBITDA), which is in line with the target of a gearing ratio in the 3.0-4.5 interval.

Equity including minorities grew 2% or DKK 223 million to DKK 12,949 million in 2006/07. The increase is a combination of total recognised income of DKK 606 million (after adjustment for the translation of equity in foreign subsidiaries, among other things), dividend payouts of DKK 360 million and other negative capital adjustments of DKK 23 million.

Ingredients

In 2006/07, Ingredients recorded revenue growth of 3%, made up of 5% organic growth and a negative currency effect of 2%. All divisions contributed positive organic growth in accordance with the financial targets. Bio Ingredients and Texturants & Sweeteners recorded the strongest growth rates. Growth was declining and fluctuating in Europe and North America during the second half of the year, whereas growth rates in general were satisfactory in the other geographical regions. The strongest contributing product groups were feed enzymes, cultures, functional systems and sweeteners. Of the product segments, confectionery, dairy and oils & fats grew the most.

KEY FIGURES FOR INGREDIENTS

(DKKm)	2006/07	2005/06
Revenue		
Bio Ingredients	5,209	5,095
Texturants & Sweeteners	6,891	6,669
Flavours	1,562	1,555
Eliminations	(26)	(30)
Total	**13,636**	**13,289**
Growth (%)	3	35
Organic growth (%)	5	5
EBITDA	**2,516**	**2,355**
EBITDA margin (%)	18.5	17.7
EBIT		
Bio Ingredients	772	632
Texturants & Sweeteners	949	961
Flavours	112	87
Central R&D	(37)	(36)
Total	**1,796**	**1,644**
EBIT margin (%)	13.2	12.4
RONOA (%)	**18.1**	**16.4**
Net working capital	3,903	4,034
Net non-current assets	6,098	5,925
Net operating assets	10,001	9,959
Goodwill	9,056	9,346
Invested capital	19,057	19,305

EBITDA rose 7% or DKK 161 million to DKK 2,516 million in 2006/07 with the EBITDA margin at 18.5%, up 0.8 percentage points in 2006/07. Bio Ingredients and Flavours contributed positively to the full-year margin performance. Due to increasing raw material and energy costs, Texturants & Sweeteners only saw a positive EBITDA margin performance in the second half of 2006/07.

Depreciation was DKK 720 million in 2006/07 against DKK 711 million in the prior year.

EBIT grew 9% or DKK 152 million to DKK 1,796 million. This corresponds to an EBIT margin of 13.2%, up 0.8 percentage points on last year.

RONOA for 2006/07 was up 1.7 percentage points to 18.1% due to a positive performance in operating profit and invested capital.

Raw material supply and prices

In 2005/06 and 2006/07, the raw material markets underwent structural changes due to increasing production of bioethanol and biodiesel, which have a direct and indirect impact on the price of raw materials included in the production of food ingredients and products. This has resulted in hefty price increases and a volatile price development, unprecedented in the food industry. Danisco believes that this will be of a permanent nature. Ingredients must therefore adapt its organisation and value chains to more dynamic market conditions. The extensive product range in Ingredients in the shape of various product offerings and technologies is a solid platform for offsetting the subsequent effects.

It is important to stress that many of Ingredients' products make it possible for:

- Food producers to limit the use of these raw materials
- Food producers to substitute raw materials, allowing for consumption to be optimised in line with the price of the various raw material substitutes.

Hence, the structural change in the raw material markets will generate growth and earnings opportunities for Ingredients.

Trends in the food industry: Health & Nutrition

The global food industry is seeing a number of trends, providing Danisco with a series of exciting growth opportunities:

- Demand for lower production costs through improved production processes for existing and new foods
- Food with an improved health and nutritional profile in response to the increasing global health problems like obesity and diabetes. The result is growing demand for food with a low energy and fat content

This type of food requires a greater content of, for example, Danisco's texturant ingredients, which constitute the building blocks in industrially produced food. Essential to these healthy foods are often active ingredients with a special functionality, typically backed by health claims. Second-generation products like prebiotic and probiotic cultures as well as xylitol and other speciality carbohydrates are already strong segments for Danisco. Therefore, Danisco will increasingly focus on expanding this product range of active ingredients – through own product development and external products.

Product divisions

BIO INGREDIENTS

(DKKm)	2006/07	2005/06
Revenue	**5,209**	**5,095**
Growth (%)	2	119
Organic growth (%)	6	3
EBIT	**772**	**632**
EBIT margin (%)	14.8	12.4

Bio Ingredients is comprised of Genencor (enzymes) and Cultures (cultures and food safety), accounting for 38% of revenue in Ingredients. The organic growth rate in 2006/07 was 6% against 3% the year before. The declining sales growth of SPEZYME® XTRA for bioethanol production has impacted overall organic growth. All regions contributed to the positive growth in 2006/07 for enzymes and cultures, but growth was particularly strong in Latin America and Asia-Pacific. Cultures is benefiting from a global rise in milk protein consumption – especially for yoghurt products. The detergent enzymes segment maintained a small single-digit growth rate. Enzymes for bioethanol and feed enzymes were among the very strongest product segments. The strong performance in feed enzymes is attributable to the ongoing strengthening of the product range, application support and proximity to the customers as well as to the rising feed prices, which raise demands for high feed effectiveness.

In the 'Health & Nutrition' segment, Cultures is already seeing strong growth in dietary supplements like prebiotic and probiotic cultures.

The EBIT margin in 2006/07 improved by 2.4 percentage points to 14.8%, which was achieved on the back of the planned integration synergies and organic growth. Efforts are being made to obtain ongoing productivity improvements and selective price increases to offset the rising energy and raw material prices.

Innovation activity in Bio Ingredients

Genencor and Cultures upheld a high innovation level in 2006/07, reflected in the number of new product launches. Optimisation of the R&D structure was launched in both areas in consequence of 'Unfolding the potential' to release more resources for new product development activities. A high intake of additional R&D resources is expected in the enzymes and cultures areas in the coming years. Bioethanol based on starch as well as biomass will be a strong focus area.



Bioethanol: A high-priority focus area for Genencor
The launch of SPEZYME® XTRA as a replacement for SPEZYME® ETHYL proved more difficult than originally expected. Not all customers agreed that the product was the best suited solution for their production technology, and we lost a number of customers on that account. However, this product is only one of many enzymes products used in bioethanol production. In spite of these difficulties, Genencor recorded 19% organic growth in this area in 2006/07.

Bioethanol is a high-priority area for Genencor – based on starch as well as biomass. Hence, the enhanced R&D activities.

Genencor has just launched a new, exciting enzyme blend – Phytase Amylase Liquefaction Systems, or PALS process, for the bioethanol industry. This new, patented product, MaxaLiq™ ONE, is an enzyme blend based on alpha-amylase and bacterial phytase. The benefits of this product innovation for the bioethanol industry include a more efficient liquefaction step in the production process and an increased feed value of DDGS (a feed product derived as a by-product of bioethanol production) – resulting in less phosphate pollution from animal manure. We expect this product to generate additional value to Genencor's bioethanol segment.

Food safety
Cultures also produces a wide range of food safety products. Natural product solutions are seeing an underlying attractive market growth, however, to some extent offset by the gradual phasing out of AvGard®.

TEXTURANTS & SWEETENERS

(DKKm)	2006/07	2005/06
Revenue	**6,891**	**6,669**
Growth (%)	3	11
Organic growth (%)	6	7
EBIT	**949**	**961**
EBIT margin (%)	13.8	14.4

Texturants & Sweeteners represented 51% of revenue and covers a wide range of texturant products, natural sweeteners and industrial ingredients. The division recorded 6% organic growth in 2006/07, which is in line with last year. The division raised prices during the year to offset rising energy and raw material prices, but volume increases continue to account for the majority of organic growth. However, the efforts to improve the EBIT margin via price increases have had an adverse impact on growth rates. All regions made positive contributions to organic growth in 2006/07, with strongest growth in Eastern Europe, Latin America and Asia-Pacific.

The EBIT margin dropped by 0.6 percentage points to 13.8% in 2006/07 due to developments in energy and raw material prices. The EBIT margin improved by 1.6 percentage points to 14.3% in H2 2006/07. Organic growth and tight cost management were the key contributors to the performance in H2.

The raw material shortage for xylitol was significantly reduced during the financial year by our North-American supplier resuming its xylose production, just as Danisco's own xylose capacity expansion will be effective in mid-2007. However, sales growth has been restricted by the limited availability of raw materials.

The relatively small product area of xanthan (stabiliser) has not yet seen any improvement. The market is currently hit by fierce price pressures as a result of increasing competition from low-cost Chinese producers. Danisco is working intensely to improve competitiveness at our two plants in France and China. To this should be added that product development efforts have been expanded.

Integration of CMC progressing as planned
The integration of CMC is progressing as planned and the sales synergies expected to be realised from this starch product are in line with expectations. An overall improvement of production capacity has been initiated with a view to paving the way for a more value-creating product range. All in all, CMC has met the expectations set out at the time of the takeover in August 2006.

GRINDSTED® SOFT-N-SAFE:
The sales performance suffered from limited production capacity, but the capacity expansion of just under 5,000 tonnes has now come on stream. The start-up of production was successful, but the new production technology is still being optimised. Around 500 tonnes (full capacity utilisation) were sold during the financial year and volume is expected to double in 2007/08. Focus is on boosting sales to existing as well as new applications/customers. Danisco regularly receives positive feedback on pilot tests involving new customers, but implementing GRINDSTED® SOFT-N-SAFE at the customers' premises is a time-consuming process.

It is now a fact that the adoption of the EU's announced tightening of legislation governing phthalates has been delayed.

FLAVOURS		
(DKKm)	2006/07	2005/06
Revenue	1,562	1,555
Growth (%)	-	1
Organic growth (%)	2	(2)
EBIT	112	87
EBIT margin (%)	7.2	5.6

Flavours represented 11% of revenue in Ingredients and generated 2% organic growth in 2006/07, a positive development compared to previous years. Growth was broadly based geographically, i.e. all regions except North America contributed positive growth. Recent years' efforts to optimise the business platform and cost base are now beginning to pay off. As a result, the EBIT margin increased by 1.6 percentage points to 7.2% in 2006/07.

On 3 May 2007, Danisco entered into an agreement on the divestment of Flavours to Swiss-based Firmenich for DKK 3.36 billion. The transaction is expected to be concluded during the summer of 2007. Danisco and Firmenich also entered into a strategic partnership, providing Danisco with access to Firmenich's product offering to the food industry. Intense efforts are currently being made by Firmenich and Danisco to implement the strategic partnership.

Geographical segments

EUROPE		
(DKKm)	2006/07	2005/06
Revenue	5,623	5,406
Growth (%)	4	25
Organic growth (%)	4	2

Europe is the biggest region, representing 41% of Ingredients' revenue. The region recorded 4% organic growth in 2006/07, up from 2% last year. The two-sided growth profile is still intact, with Eastern Europe continuing to show significantly higher growth rates than Western Europe. Russia, a key market, continued to generate double-digit growth during the year.

All divisions showed fairly uniform positive growth performance, albeit stronger in Cultures. The strongest product groups were food and feed enzymes, cultures, functional systems and xylitol, and the strongest customer groups were beverages, confectionery, dairy and oils & fats.

North America is the second-biggest region in Ingredients, representing 27% of revenue. Growth was uneven during the year and was impacted by declining growth in SPEZYME® XTRA sales to the bioethanol segment. Add to this that some product groups were adversely impacted by price increases implemented to offset high energy and raw material prices.

NORTH AMERICA		
(DKKm)	2006/07	2005/06
Revenue	3,719	3,826
Growth (%)	(3)	56
Organic growth (%)	3	4

All divisions made fairly uniform growth contributions except Flavours, which recorded largely unchanged sales. Confectionery and oils & fats were the strongest customer segments while the strongest products were feed enzymes, cultures, emulsifiers and functional systems.

LATIN AMERICA		
(DKKm)	2006/07	2005/06
Revenue	1,213	1,145
Growth (%)	6	34
Organic growth (%)	11	10

Latin America represents 9% of revenue in Ingredients and recorded 11% organic growth in 2006/07, in line with the previous year. The business platform is broadly based with all divisions making significant contributions to the positive performance. Enzymes, cultures, functional systems, xylitol, Litesse® and flavours were among the strongest product growth areas while beverages, confectionery and dairy were the customer segments recording the strongest growth rates.

ASIA-PACIFIC		
(DKKm)	2006/07	2005/06
Revenue	2,400	2,299
Growth (%)	4	32
Organic growth (%)	8	10

Asia-Pacific accounts for 18% of revenue and offers the highest growth potential for Ingredients due to the population and economic growth potential in the short and long term. The region recorded 8% organic growth in 2006/07 even though Q1 was adversely impacted by poor weather conditions. China recorded organic growth of more than 15% for the full year.

All divisions except Cultures contributed to the growth of the region. The strongest product groups were enzymes overall, emulsifiers, xylitol and Litesse®, while the strongest customer segments were bakery, beverages and confectionery.

Over the years, Danisco has invested heavily in an expansion of the existing production capacity as well as in acquisitions in the region, the most recent being the takeover of CMC in August 2006. The production and sales platform provides a solid basis for continued expansion of Ingredients' market position in the region.

Sugar

KEY FIGURES FOR SUGAR

(DKKm)	2006/07	2005/06
Revenue	6,995	7,881
EBITDA	**948**	**1,319**
EBITDA margin (%)	13.6	16.7
EBIT	**581**	**898**
EBIT margin (%)	8.3	11.4
RONOA (%)	**11.4**	**14.3**
Net working capital	2,320	2,272
Net non-current assets	3,046	3,739
Net operating assets	5,366	6,011
Goodwill	1,343	1,343
Invested capital	6,709	7,354

The implementation of the EU sugar reform resulted in a revenue decline of 11% or DKK 886 million to DKK 6,995 million in 2006/07. Sales prices were under pressure due to considerable overproduction since the onset of the reform period. The revenue decline is mainly attributable to export activities, i.e. the ban on C sugar exports since August 2006, and lower exports of quota sugar due to a reduction in export licences from the European Commission (export sales are primarily aimed at the industry segment). In volume terms, domestic sales performed better than expected with particularly the soft drinks industry making a positive contribution. The retail segment – accounting for about 20% of Sugar revenue – also exceeded expectations, chiefly in the Baltic region, while sales of industrial non-quota sugar were in line with expectations. Besides sugar, particularly beet seed sales saw a positive development despite the reduced EU sugar quotas. The positive performance reflects higher market shares in the EU and the Eastern European market.

REVENUE PER PRODUCT SEGMENT IN SUGAR

(DKKm)	2006/07	2005/06
Revenue		
Industrial sugar	4,399	5,397
Retail sugar	1,380	1,334
Feed	519	504
Seed	367	357
Other	330	289
Total	**6,995**	**7,881**
Growth (%)	(11)	(4)

At DKK 948 million, EBITDA corresponds to an EBITDA margin of 13.6% against 16.7% the year before. The figure contains the DKK 105 million restructuring levy relating to the temporarily reduced quota. The revenue decline is largely attributable to reform effects: the expected price declines triggered by the reform have had a sooner-than-anticipated effect, and prices of export licences issued by the EU in connection with exports of quota sugar to non-EU markets rose sharply towards the end of the financial year. Finally, energy costs have remained high despite continued efficiency improvements in production processes. Conversely, the restructuring measures launched have had an effect sooner than first assumed.

Depreciation was DKK 367 million against DKK 421 million the year before, mainly ascribable to the closure of the sugar factory in Köpingebro, Sweden.

Sugar's EBIT was DKK 581 million against DKK 898 million the year before, corresponding to an EBIT margin of 8.3% against 11.4% last year. However, EBIT was better than anticipated at the beginning of the financial year.

RONOA came to 11.4% compared with 14.3% the year before. The return was obviously impacted by the revenue decline and the writedown of assets at the end of 2005/06.

Bioethanol production set up in Germany

Construction was initiated in the spring of 2007 and production is due to come on stream during the first half of 2008. The planned production capacity is 55,000 m3.

EU measures to reduce overproduction

On 22 February 2007, the European Commission announced a temporary quota reduction of 12% or about 2 million tonnes of sugar for 2007/08, because the industry's voluntary quota renunciation under the EU restructuring fund had not reached the expected level. The decision of the European Commission is seen as a necessary step towards



restoring the market balance. However, Danisco would have preferred that a permanent quota reduction had been introduced by now to restore the market balance faster.

Since the sugar industry has still not reduced its sugar production to a sufficient extent, the European Commission tabled a new proposal on 7 May 2007 for a more efficient use of the restructuring fund for the sugar industry. The proposal comprises measures such as better financial incentives for farmers and the sugar industry to cut back on sugar production. In Danisco's view, part of the sugar industry will benefit from these measures but the extent is still subject to some uncertainty. Thus, 2007/08 will undoubtedly be a crucial year for the European sugar industry.

Competitive platform

In the financial and production year 2006/07, Danisco's sugar quota was about 1.1 million tonnes before the temporary reduction of about 112,000 tonnes. Based on agreements already concluded, Danisco has reduced its sugar quota by about 99,000 tonnes (2006/07: about 43,000 in Sweden, 2007/08: about 56,000 tonnes in Finland), corresponding to 9% of the basic quota in 2005/06. Consequently, Sugar has a basic sugar quota of about 1.052 million tonnes.

SUGAR'S SUGAR QUOTAS

('000 tonnes)	2007/08	2006/07	2005/06
Denmark	421	421	421
Sweden	326	326	368
Finland	90	146	146
Germany	133	133	125
Lithuania	82	82	82
Basis quotas	**1,052**	**1,108**	**1,142**
Temporary reduction	(122)	(112)	(115)
Basis quotas (after temporary reduction)	**930**	**996**	**1,027**

Sugar production was satisfactory at all factories in 2006/07, including Assens, Denmark, and Salo, Finland, which were closed after the campaign ended. The experience gained from longer production periods is positive. The ongoing structural reform of the agricultural sector towards bigger and more efficient farms and shorter transport distances to the sugar factories supports Sugar's ongoing efficiency measures. Today, Sugar is one of the most efficient sugar producers in Europe, a position that it will seek to maintain.

Since price is a main competition parameter for sugar, production and logistics efficiency is crucial for long-term profitability and strategic development opportunities. Moreover, parameters such as quality, product development and logistics will be increasingly crucial to the European sugar industry. The restructuring of the sugar production with a view to adjusting activities to the new EU sugar regime is progressing according to plan, with three Sugar factory closures and the integration of administrative functions in Denmark and Sweden being completed as planned. The aim is a total staff reduction of 350 employees; in 2006/07 the staff was reduced by 246 persons.

NUMBER OF EMPLOYEES IN SUGAR

	2006/07	2005/06
Denmark	769	843
Sweden	493	612
Finland	373	433
Germany	127	137
Lithuania	467	450
Total	**2,229**	**2,475**

Earnings expectations for Sugar in 2007/08 onwards

With the EU's 12% temporary quota reduction or about 2 million tonnes in 2007/08, EBIT is expected at the level of DKK 300 million in 2007/08 after the quota reduction restructuring levy of about DKK 165 million to be paid by Danisco. In 2007/08, the restructuring levy will be EUR 173.8 per tonne versus EUR 126.4 per tonne in 2006/07. In respect of cash flow, Sugar will receive a total payment for the sale of sugar quotas of more than DKK 0.4 billion in 2007/08 and 2008/09.

Sugar maintains its long-term expectations of future revenue of around DKK 5.5 billion and an EBIT margin of at least 10% once the market balance has been restored.

Outlook for 2007/08

The overall outlook for the financial year 2007/08 is based on the current energy and raw material prices. Currency and interest rate assumptions are specified below.

Divestment of Flavours

The 2007/08 results will be impacted by the divestment of Flavours to Firmenich, which is still expected to be concluded by the end of June 2007. Flavours' results for the period from 1 May 2007 until the transaction is concluded as well as the proceeds of the sale will be included as discontinued operations in a separate line in the income statement. The annual accounts for 2006/07 will be adjusted accordingly to allow for the inclusion of the results of the divested

Flavours activities in a separate line in the income statement. As with information about other divisions' earnings, the supplementary data on Flavours' earnings has been computed by allocating a number of overheads in Ingredients based on an assessment of the individual division's consumption of shared resources. Since the majority of the shared functions are not assumed by Firmenich, the results of the divested Flavours activities will be calculated without deducting continuing overheads.

Flavours' profit for 2006/07 after allocated costs was DKK 112 million. Adjusted for overheads not part of the transaction (DKK 92 million), profit was DKK 204 million. Ingredients' EBIT before special items but after adjustment for the divested Flavours activities for 2006/07 was DKK 1,592 million. In 2006/07, profit from discontinued operations was DKK 204 million before tax and DKK 143 million after tax.

Revenue

Revenue adjusted for the divestment of Flavours is expected at around DKK 19.0 billion (DKK 18,800 million).

- Ingredients: At around DKK 12.25 billion (DKK 12,074 million), corresponding to around 4% organic growth
- Sugar: At around DKK 6.75 billion (DKK 6,995 million)

EBIT before special items and share-based payments

EBIT adjusted for the divestment of Flavours is expected at slightly under DKK 1,800 million (DKK 2,014 million).

- Ingredients: At around DKK 1,650 million (DKK 1,592 million) The outlook contains a DKK 30 million negative currency effect compared to 2006/07, primarily due to the weak USD
- Sugar: At around DKK 300 million (DKK 581 million)

Special items

Special items are expected to amount to a net expense of around DKK 25 million.

Tax

In view of changed Danish tax legislation, a tax rate of 32% (30%) is expected.

Profit expectations

Profit from continuing operations before share-based payments is expected at the level of DKK 900 million. Profit from discontinued operations is expected at over DKK 400 million after tax related to the divestment of the Flavours activities. Profit for the year before share-based payments is subsequently expected at over DKK 1,300 million (DKK 1,062 million).

Investments

Investments are expected to total around DKK 1.3 billion, corresponding to about 125% of expected depreciation.

Currency and interest assumptions

The outlook for 2007/08 is based on a USD rate of DKK 5.50 on 30 April 2007, with an average exchange rate in 2006/07 of DKK 5.76. On 18 June 2007, the USD rate was DKK 5.55.

The calculation of sensitivity to changes in the USD rate includes currencies that correlate with the USD. A change in the USD rate of DKK 1.00 and the same relative change in USD-related currencies will cause a change in full-year revenue of around DKK 630 million and in EBIT of around DKK 110 million, assuming that Flavours is divested.

The interest rate level for floating-rate loans is expected to be in line with the forward rates prevailing in April 2007. At the end of 2006/07, the Group's average interest rate duration was 4.2 years and 56% of the Group's loans were based on fixed interest rates. A change in interest rates of 1% on an annual basis would – viewed in isolation – impact the Group's interest expenses by around DKK 55 million (not including the divestment of Flavours).

Risk factors

The forward-looking statements contained in this announcement, including expected revenue and earnings performance, inherently involve risks and uncertainties that could be materially affected by factors such as global economic matters, including interest rate and currency movements, fluctuations in raw material prices, production-related problems, breach or unexpected termination of contracts, price reductions resulting from market-driven price reductions, market acceptance of new products and launches of rivalling products. Danisco is only obliged to update and adjust the stated expectations in so far as this is required by law, including the Danish Securities Trading Act.

Other information

Accounting policies etc.

The accounting policies are unchanged from 2005/06.

Share capital

As a result of employees having exercised warrants, four capital increases of a total of 4,050 shares were made in 2006/07. At the end of the financial year, the share capital was DKK 978,569,900, equivalent to 48,928,495 shares.

Share-based payments

For several years Danisco has granted share options to the Executive Board and senior managers to motivate and retain them and encourage common goals with the shareholders. Previously, the decision to grant share options was made by the Board of Directors. In consequence of changed legislation and Danisco's policy to follow best practice in corporate governance, any proposal to grant share option programmes to the Executive Board and senior managers will in future be submitted for approval by the Annual General Meeting.

The Board of Directors has decided to propose to the 2007 Annual General Meeting to grant the Executive Board and senior managers, a total of some 150 persons, 600,000 options of which 110,000 are for the Executive Board. The options entitle the holders to buy shares at a price corresponding to the average share price of the five trading days following the Annual General Meeting, i.e. in the period from 30 August to 5 September 2007 (both days included) with a premium of 10% added, the minimum share price, however, corresponding to the average share price of the five trading days before and the five trading days after 20 June 2007. The options cannot be exercised before three years after the grant and must be exercised no later than six years after the grant. The value of the share option programme is calculated at around DKK 38 million according to the Black-Scholes model. The model is based on the following assumptions: volatility: 16.5%, dividend: DKK 7.50 per share, interest rate: 4.5% and a strike price of DKK 495 based on an expected share price of DKK 450.

At the financial year-end, 1,647,338 share options and warrants had been granted to Executive Board members and senior staff, corresponding to 3.4% of the company's share capital. The cost of these programmes is expensed in the income statement on an ongoing basis.

Executive Committee

Fabienne Saadane-Oaks, President of Cultures, becomes a member of the Executive Committee on 1 July 2007.

Proposals for the Annual General Meeting

The Annual General Meeting will be held on Wednesday 29 August 2007 at 4 pm in Tivoli Concert Hall, Vesterbrogade 3, 1630 Copenhagen V, Denmark. The agenda for the AGM will be included in the invitation to the AGM, which will be published and sent to shareholders in early August 2007. The Board of Directors proposes:

- That dividend of DKK 7.50 per share be paid, which is an increase of DKK 0.75 on 2005/06
- That in the period until next year's Annual General Meeting the Board of Directors be authorised to allow the Company to purchase its own shares up to the amount of 10% of the share capital at market price at the time of purchase with a deviation of up to 10%
- General guidelines concerning incentive programmes for the Executive Board
- Share option programme for the Executive Board and senior staff

Business segments

PRIMARY SEGMENTS	INGREDIENTS					SUGAR				
(DKKm)	**02/03**	**03/04**	**04/05**	**05/06**	**06/07**	**02/03**	**03/04**	**04/05**	**05/06**	**06/07**
Income statement										
Revenue	8,651	8,653	9,875	13,289	13,636	8,105	7,941	8,155	7,881	6,995
Intra-group sales	(9)	(8)	(9)	(11)	(13)	(196)	(189)	(186)	(247)	(256)
External sales	**8,642**	**8,645**	**9,866**	**13,278**	**13,623**	**7,909**	**7,752**	**7,969**	**7,634**	**6,739**
Gross profit	**3,545**	**3,425**	**3,955**	**5,558**	**5,755**	**2,000**	**1,946**	**1,796**	**1,682**	**1,373**
EBITDA before special items	**1,837**	**1,668**	**1,886**	**2,355**	**2,516**	**1,583**	**1,543**	**1,463**	**1,319**	**948**
Depreciation before special items	(478)	(433)	(514)	(711)	(720)	(414)	(436)	(428)	(421)	(367)
Operating profit before special items	**1,359**	**1,235**	**1,372**	**1,644**	**1,796**	**1,169**	**1,107**	**1,035**	**898**	**581**
Special items	(24)	-	(193)	(322)	(178)	-	33	65	(506)	(12)
Amortisation of goodwill	(276)	(281)	-	-	-	(128)	(128)	-	-	-
Operating profit	1,059	954	1,179	1,322	1,618	1,041	1,012	1,100	392	569
Balance sheet										
Net working capital	2,791	2,872	4,016	4,034	3,903	2,547	2,868	2,967	2,272	2,320
Net non-current assets	3,440	3,422	5,311	5,925	6,098	4,463	4,428	4,264	3,739	3,046
Net operating assets	6,231	6,294	9,327	9,959	10,001	7,010	7,296	7,231	6,011	5,366
Goodwill	4,523	4,281	9,336	9,346	9,056	1,667	1,541	1,542	1,343	1,343
Invested capital	**10,754**	**10,575**	**18,663**	**19,305**	**19,057**	**8,677**	**8,837**	**8,773**	**7,354**	**6,709**
Cash flow										
Investments in property, plant and equipment	438	443	560	966	1,029	374	405	190	128	183
Purchase and sale of enterprises and activities	470	42	5,908	159	60	-	-	-	-	-
Financial ratios (%)										
Gross margin	41.0	39.6	40.1	41.8	42.2	24.7	24.5	22.0	21.3	19.6
EBITDA margin	21.2	19.3	19.1	17.7	18.5	19.5	19.4	17.9	16.7	13.6
EBIT margin	15.7	14.3	13.9	12.4	13.2	14.4	13.9	12.7	11.4	8.3
RONOA	21.4	19.0	18.1	16.4	18.1	17.4	16.2	14.7	14.3	11.4
ROIC	11.3	10.2	9.5	8.0	8.8	12.6	11.8	10.8	10.1	7.7

Full segment information is stated in note 2 on page 58.

Shareholder information

IR policy

Danisco aims to maintain a constant and high level of information through an active and open dialogue with the capital markets. We strive to provide comprehensive information to the stock market about our financial and operational performance as well as our targets and strategies. Through open communication, we aim to ensure that the valuation of the Danisco stock reflects the company's situation and expectations.

Investor Relations (IR) is organised as an independent unit under the Communications department with direct reference to the Executive Board. IR has access to all relevant financial and strategic information in the company and is responsible for maintaining contact with investors and analysts through regular information meetings in and outside Denmark. IR is also responsible for directing information from stakeholders to the Executive Board.

When hosting investor events, we seek to make them widely available to the public, using the Internet in connection with results announcements and meetings for analysts, investors and the press. Other prioritised activities include Capital Market Days and thematic presentations, which are made available on the Internet after the events.
It is also possible to track planned activities and events via our financial calendar at www.danisco.com/investor.

DANISCO'S MASTER DATA

Stock exchange	OMX Copenhagen Stock Exchange
Share capital	DKK 978,569,900
Denomination	DKK 20
Number of shares	48,928,495
Classes of shares	One
Bearer security	Yes
Votes per share	One
Voting right restriction	7.5%
ID code	DK0010207497
Bloomberg code	DCO DC
Datastream	DK:DAO
Reuter code	DCO.CO
Thomson Financial	DCO.DK

Indices

The Danisco stock is included in the following international stock indices. For further details, please see the respective websites.

INDEX LISTINGS

Dow Jones STOXX	www.stoxx.com
Dow Jones Sustainability Indexes	www.sustainability-indexes.com
OMX Group	www.omxgroup.com
MSCI Barra	www.mscibarra.com
FTSE	www.ftse.com

IR activities

In the financial year 2006/07 we held some 445 investor meetings in 15 countries compared with some 260 meetings in 14 countries last year, an increase of around 71%. We see the larger number of meetings as an expression of interest in Danisco and a sign that investors increasingly seek information directly from the companies.

Financial calendar

There are certain periods during the financial year when, under the Copenhagen Stock Exchange rules, Danisco is prohibited from holding investor meetings. These quiet periods start four weeks prior to results announcements.

FINANCIAL CALENDAR

17 August	2007	IR quiet period starts for Q1
29 August	2007	Annual General Meeting 2007
19 September	2007	Q1 results
19 November	2007	IR quiet period starts for Q2
17 December	2007	Q2 results
29 February	2008	IR quiet period starts for Q3
26 March	2008	Q3 results
23 May	2008	IR quiet period starts for Q4
23 June	2008	Q4 results
17 August	2008	IR quiet period starts for Q1
20 August	2008	Annual General Meeting 2008
18 September	2008	Q1 results

Danisco and the Copenhagen Stock Exchange

Danisco's shares are listed on the Copenhagen Stock Exchange and the closing price at 30 April 2007 was DKK 443 compared to DKK 502 last year. This equals a decline of 12% in the financial year. With a dividend of DKK 6.75 being paid after the Annual General Meeting on 24 August 2006, the stock has yielded a total negative return of 10% in the financial year. By comparison, the OMXC20 index rose by 24% in the same period.

The market capitalisation of the company's shares was DKK 21.7 billion at 30 April 2007 compared with DKK 24.7 billion last year. At the financial year-end, Danisco was the 14th largest stock in the OMXC20 index with an index weight of 2.4%. In the financial year, 74.0 million Danisco shares were traded on the OMX Copenhagen Stock Exchange, an increase of 24% on last year, corresponding to 151% of the share capital at 30 April 2007.

TRADING VOLUME AND PRICE PERFORMANCE OF THE DANISCO STOCK 1 MAY 2006-30 APRIL 2007



(Share price)
(No. of shares)
650
600
550
500
450
400
350
300
2,500,000
2,000,000
1,500,000
1,000,000
500,000
0
May-06
Jun-06
Jul-06
Sep-06
Oct-06
Nov-06
Jan-07
Feb-07
Apr-07
No. of shares (RHS)
Danisco
OMX index (re-based)

Share capital

As a result of employees having exercised warrants, four capital increases of a total of 4,050 shares were made in 2006/07. At the end of the financial year, the share capital was DKK 978,569,900, equivalent to 48,928,495 shares. At the financial year-end, 1,647,338 share options and warrants had been issued to Executive Board members and senior staff, corresponding to 3.4% of the company's share capital. For further information on the Board of Directors' authorisation to make capital increases, see note 23 on page 76.

DANISCO'S SHARE CAPITAL (DKK)

Financial year	Change	Denomination	Change in no. of shares	No. of shares	Share capital
1993/94	5-for-1 stock split	20	44,124,292	55,155,365	1,103,107,300
1994/95	Issue of employee shares	20	204,409	55,359,774	1,107,195,480
1994/95	Converted bonds	20	87	55,359,861	1,107,197,220
1995/96	Converted bonds	20	13,399	55,373,260	1,107,465,200
1996/97	Converted bonds	20	4,548,596	59,921,856	1,198,437,120
1996/97	Issue of employee shares	20	188,452	60,110,308	1,202,206,160
1998/99	Cancellation of shares	20	(1,888,529)	58,221,779	1,164,435,580
2002/03	Cancellation of shares	20	(5,022,177)	53,199,602	1,063,992,040
2003/04	Cancellation of shares	20	(2,131,050)	51,068,552	1,021,371,040
2004/05	Cancellation of shares	20	(1,380,000)	49,688,552	993,771,040
2005/06	Cancellation of shares	20	(786,750)	48,901,802	978,036,040
2005/06	Two issues of employee shares	20	22,643	48,924,445	978,488,900
2006/07	Four issues of employee shares	20	4,050	48,928,495	978,569,900

Shareholders

Through a dedicated information policy Danisco wants to maintain an open dialogue with the shareholders and encourages shareholders to register their holdings in the company's register of shareholders.

At 30 April 2007, the number of investors was 62,385, of whom 45,030 were registered shareholders, which is an increase of about 12% on last year. The registered share capital accounts for 71% of the total share capital compared to 73% last year. At 30 April 2007, ATP, Hillerød, Denmark, a Danish public pension fund, held 11.3% of Danisco's share capital, being the only shareholder holding more than 5% of the share capital.

The ownership structure at the end of the financial years 2006/07 and 2005/06 is shown below. The table shows that the most significant change in the ownership structure was an increase in the number of private investors, while the number of international investors dropped by an almost identical share. Danish financial institutions and businesses have together maintained an unchanged ownership share.

DANISCO'S OWNERSHIP STRUCTURE

(%)	30 April 2007	30 April 2006	Change
Financial institutions	41.5	43.0	(1.5)
Businesses	10.6	9.1	1.5
Public institutions	1.7	1.7	0.0
Unknown sector	2.4	1.9	0.5
Private investors	26.5	23.3	3.2
International investors	17.3	21.0	(3.7)
Total	**100.0**	**100.0**	**0.0**

Source: VP Services

Trading in treasury shares

In 2006/07, Danisco bought back 248,000 treasury shares for DKK 123 million, equivalent to an average price of DKK 496 per share. During the financial year, 186,054 shares were sold in connection with the exercise of share options. At 30 April 2007, Danisco held 165,146 treasury shares, or 0.3% of the share capital. Treasury shares have been bought with a view to hedging the option programmes. Moreover, 9,100 shares were sold in the period from 1 May to 18 June 2007, also in connection with the exercise of share options (for further information please see note 30 on pages 81-84). The shares were acquired under the existing authorisation granted by the Annual General Meeting on 24 August 2006 to buy back shares of up to 10% of the company's share capital in the period until the next general meeting due on 29 August 2007.

TRADING IN TREASURY SHARES

No.	2006/07	2005/06
Holding at 1 May	103,200	786,750
Purchase	248,000	103,200
Sale	186,054	0
Reduction of share capital	0	786,750
Holding at 30 April	165,146	103,200

Insider register

Danisco's insider register comprises the Board of Directors, the Executive Board and other senior staff with access to inside information. The register includes about 200 persons. These persons may trade in Danisco shares only in certain predetermined periods, e.g. after results announcements, unless prohibited by other matters.

Annual General Meeting

The Annual General Meeting will be held on Wednesday 29 August 2007 at 4.00 pm in Tivoli Concert Hall, Vesterbrogade 3, 1630 Copenhagen V, Denmark.

Dividend policy

Danisco aims to ensure the necessary equity to fund the Company's operations and distribute surplus capital to the shareholders through dividend payments and/or share buybacks. Dividends are decided at the Annual General Meeting, and Danisco does not pay interim dividend.

At the upcoming general meeting, the Board of Directors will propose a dividend of DKK 7.50 (DKK 6.76) per share. The shares will trade ex dividend on the day after the Annual General Meeting.

KEY FIGURES AND FINANCIAL RATIOS

Group		2002/03	2003/04	2004/05	2005/06	2006/07
Average number of shares	'000	52,366	49,907	49,584	48,909	48,728
Number of shares at year-end, diluted	'000	51,127	49,785	49,300	49,256	48,943
Number of shares in share capital at year-end	'000	53,200	51,069	49,689	48,924	48,928
Basic earnings per share (EPS)	DKK	19.22	19.52	24.23	11.52	21.71
Cash flow per share, diluted	DKK	37.94	33.39	27.64	53.59	49.62
Book value per share, diluted	DKK	223	233	242	252	258
Share price	DKK	243	294	374	502	443
Share price/Book value, diluted	DKK	1.09	1.26	1.54	1.99	1.71
Market value	DKKm	12,424	14,637	18,438	24,727	21,682
Price/earnings, basic	DKK	12.64	15.06	15.44	43.58	20.41
Dividend per share	DKK	6.25	6.50	6.75	6.75	7.50
Pay-out ratio	%	30.9	33.2	27.7	58.2	34.6

DANISCO IS COVERED BY 21 STOCKBROKERS

Danisco is currently covered by 21 national and international brokers compared with 17 in the last financial year. Viewed in an international perspective, Danisco is subject to strong and broad-based research coverage.

ABG Sundal Collier	+45 3318 6100
ABN AMRO	+44 207 678 8000
Alm. Brand Henton	+45 3547 4848
Carnegie Bank	+45 3288 0200
Citygroup	+44 207 986 6000
Cheuvreux Nordic	+46 8723 5100
Credit Suisse	+44 207 888 8888
Dansk Aktie Analyse	+45 3296 096
Danske Equities	+45 3344 0000
FIH Capital Markets	+45 7222 5000
Goldman Sachs International	+44 207 774 1000

Gudme Raaschou Bank	+45 3344 9000
Handelsbanken Capital Markets	+45 3341 8200
Jyske Bank	+45 8989 8989
JP Morgan	+44 207 325 0000
Merrill Lynch	+44 207 996 1000
Proactive Independent Ideas	+44 147 325 2532
SEB Enskilda	+45 3697 7000
Standard & Poor's	+46 8440 590
Sydbank	+45 3369 7800
UBS	+31 20551 0100

STOCK EXCHANGE NOTICES 2006/07

Date		No.	Title
2 May	2006	07	Warrant programme: Issue of new shares
3 May	2006	-	Updated Articles of Association with appendix I
20 June	2006	08	Announcement of Results for 2005/06
26 June	2006	-	Annual Report 2005/06
31 July	2006	-	Notice convening AGM 2006
2 August	2006	09	Warrant programme: Issue of new shares
3 August	2006	-	Updated Articles of Association with appendix I
24 August	2006	10	Annual General Meeting – Excerpts from Chairman's report
24 August	2006	11	Annual General Meeting held on 24 August 2006
25 August	2006	12	Danisco withdraws SPEZYME® ETHYL enzyme product from the market
1 September	2006	-	Updated Articles of Association with appendix I
19 September	2006	13	Announcement of Results for Q1 2006/07
2 November	2006	14	Warrant programme: Issue of new shares
3 November	2006	-	Updated Articles of Association with appendix I
9 November	2006	15	New reporting structure in connection with 'Unfolding the potential'
27 November	2006	16	Election of employee representatives to the Board of Directors of Danisco A/S
4 December	2006	17	Election of employee representatives to the Board of Directors of Danisco A/S
14 December	2006	18	Announcement of Results for H1 2006/07
26 January	2007	01	Warrant programme: Issue of new shares
26 January	2007	-	Updated Articles of Association with appendix I
19 February	2007	02	Ruling in enzyme patent infringement case
23 February	2007	03	The European Commission announces quota reduction
20 March	2007	04	Announcement of Results for Q3 2006/07
17 April	2007	05	Patent dispute over SPEZYME® ETHYL settled as expected

Innovation

Changed R&D structure

In the wake of 'Unfolding the potential', the R&D function in Ingredients underwent reorganisation in November 2006, comprising three measures:

- R&D activities within product and process development were transferred to the product divisions to ensure more efficient short and long-term pipeline management. The reorganisation has also formed the basis of a number of structural efficiency measures.
- Application development for food ingredients was transferred to the sales organisation, concentrating customer-related sales activities in one unit. The concentration of activities has increased the level of transparency, allowing for high-efficiency resource planning. Implementation of customer relationship management systems will continue unchanged with a view to optimising the sales potential and ensuring more appropriate resource allocation for the individual customer.
- Establishment of a co-ordinating 'Technology and Business Development' function to ensure efficient exploitation of the knowledge platform across the Group – including between the R&D and application functions. The function also comprises product approval support – an area of increasing significance seen in the light of stronger international regulation.

Focused and effective technology development

R&D and application activities in Ingredients are organised at 35 innovation centres in 18 countries. Ingredients' overall innovation expenses in 2006/07 amounted to DKK 765 million or 5.6% of revenue against 6.1% the year before. The decline in R&D expenses is mainly attributable to currency impact and reclassifications in connection with 'Unfolding the potential'. There is no underlying structural change in the R&D activity level compared with the year before. In the rest of the Group, innovation expenses in 2006/07 totalled DKK 109 million against DKK 128 million the year before.

Spending on R&D and application activities has surged in recent years in Ingredients, owing to the strengthening of the biotechnological platform primarily within enzymes and cultures. Continuous strengthening of the technology platform and the pipeline is a vital factor in exploiting the growth potential inherent in the food segment and other industries, such as bioethanol production on the basis of biomass. Hence, more resources will be allocated to specific areas. However, in line with the other activities, efficiency

R&D SPENDING IN INGREDIENTS



(DKKm)
%
900
800
700
600
500
400
300
200
100
0
7
6
5
4
3
2
1
0
2002/03
2003/04
2004/05
2005/06
2006/07
R&D spending
R&D as % of revenue (RHS)

measures are also being implemented in the R&D function based on 'Unfolding the potential'. Released resources will be reinvested in focused product and technology areas with attractive growth potential.

When improving work processes, IT plays a vital role internally as well as externally. Danisco's Partnerweb is a vital platform for distribution of information on innovation to customers and external partners. Today, one-third of our customers are active users of this system. Other vital platforms include IT-based procurement and inventory management. These web platforms are expected to become increasingly popular with our customers due to the administrative and cost-related benefits.

EDUCATIONAL PROFILE IN INNOVATION



Laboratory technicians
26%
PhD
16%
Technicians
14%
Master & Bachelor
44%

The innovation area had 1,022 employees across Ingredients mid-2006/07, unchanged from the year before. The staff

profile is continuously being strengthened to the effect that an increasing share of the employees hold a university degree.

Today, 63% of the employees work with R&D versus only 45% in May 2002. The remaining employees work with application development and technical customer support. In recent years, the company has increasingly focused on the long-term pipeline, attributable to the establishment of the strong technology platform in Bio Ingredients.

EMPLOYEE PROFILE IN INNOVATION



(%)
(Employees)
May-02
May-03
Nov-03
May-04
Nov-04
Jun-05
Jan-06
Nov-06
Application & customer service
R&D
No. of employees (RHS)

Basic objectives unchanged

Ingredients provides one of the world's broadest and strongest product offerings of value-adding ingredients to the food segment and a number of other industries. In addition, Ingredients is a world leader in the applications area. Taken together, this makes Danisco a preferred partner for the food industry. Our activities are driven by an ambition to develop new knowledge, new products and new applications for the benefit of Danisco's customers worldwide. Innovation works with three main areas relative to customers across all industries:

- Product development
- Application development
- Optimisation of customers' production processes

The above illustrates that our activities are not confined to our own products and processes but encompass those of our customers, too. This is vital in light of the trend seen among food manufacturers towards cooperation on development activities with ingredients companies such as Danisco with a view to reducing time and resource consumption. This trend is expected to intensify in coming years, substantiated by more customers concluding agreements on long-term R&D projects, which allows Danisco a key role in the customer's development activities.

As an example, Genencor is continuously committed to discovering new enzyme applications and improving existing enzyme solutions. Interestingly, the development of both existing and new application areas is often undertaken in close cooperation with customers and/or public authorities. The reason is that enzymes usually play a key role in the product or the production process, and therefore, technology understanding and application knowledge are equally important for enzymes both for technical purposes and foods. In conclusion, the three above working areas within innovation form the cornerstones of the innovation work within food ingredients (about 73% of revenue) and other industrial applications (about 27% of revenue).

Increasing innovation activity

As appears from the graph below, the activity level in the innovation area showed continued growth in 2006, with technical customer service and customer training activities going up 7% and 8%, respectively, while the number of new product launches, exclusive of flavours, rose 75% to approx. 700 in 2006.

INNOVATION ACTIVITY IN INGREDIENTS



2001
2002
2003
2004
2005
2006
Technical customer service
Customer training sessions
Product launches (RHS)



The most significant product launches and technological breakthroughs in 2006/07 are listed below:

Genencor

- **DEFENZ 120BG:** A safe, environmentally-friendly enzyme solution for breaking down specific nerve agents.
- **FERMGEN™:** A new enzyme used in the manufacture of ethanol (faster fermentation in ethanol production).
- **GRINDAMYL™ POWERFresh:** An enzyme used to extend the shelf life of bread, such as sliced bread, tortillas and hot dog buns. It makes bread crumble less and easier to fold, and is as such particularly suitable for use in tortillas and hot dog buns.
- **Phyzyme XP TPT:** A new technology developed by Danisco ensures that the phytase maintains efficacy after exposure to pelleting temperatures of up to 95°C. The product is claimed to be the most heat stable phytase on the market. TPT applies to the phytase enzyme a coating which delivers unrivalled protection against the high temperatures that typically occur during the feed pelleting process, while rapidly releasing the enzyme activity in the animal's gut, without compromising enzyme efficacy.
- **Primafast® LUNA:** A new product range for the textile biofinishing market that offers an advantage in terms of fabric surface defibrillation efficacy, while minimising the shade change of coloured fabrics during biofinishing, and rendering improved strength retention to the treated fabrics and garments.
- **SPEZYME® XTRA:** A new enzyme for making bioethanol (used specifically in starch processing).

Cultures

- **CHOOZIT™ SU CASU:** A new cheese culture for the production of the Pecorino Sardo cheeses.
- **GUARDIAN™ Green Tea Extracts:** A new natural and cost-effective solution to protect meat and poultry flavour and taste. The products are specifically selected for their outstanding antioxidative properties on heat-treated meat and poultry products. Danisco is the first to use the antioxidative properties of green tea to effectively protect the shelf life of meat and poultry products.
- **HOWARU™ Dophilus:** One of the world's most tested probiotic strains. It is backed by extensive scientific documentation that proves its gut health benefits as well as its long-term stability. In Nature Medicine, researchers from Inserm (French National Institute of Health and Medical Research) and Danisco have uncovered the results of their study, demonstrating for the first time that oral administration of Lactobacillus acidophilus NCFM™ mediates analgesic functions in the gut equivalent to morphine effects. The results are patented by Danisco.
- **HOWARU™ Kefir Bifido:** Kefir cultures combined with a probiotic strain with documented immune-modulation properties. This will provide new opportunities for developing kefir products, which already represent 1.2 million tonnes in Eastern Europe.
- **HOWARU™ Protect:** A new patented formulation of probiotic cultures to reduce cold symptoms. A double-blinded, placebo controlled study on respiratory tract infections conducted at the medical College of Tongji in Shanghai, China, following the guidelines of WHO has demonstrated that HOWARU™ Protect contributes to significantly reducing the symptoms of fever, cough and runny nose.
- **HOWARU™ Restore:** The first product of a series of health condition specific formulations to help restore the beneficial bacteria in the human gut after taking antibiotics. The health benefits of HOWARU™ Restore were proven in a human clinical study recently completed in the USA.
- **NovaGARD™ LM 100 and 200:** Two new products for Listeria control in meat products, such as ham and sausages. So far, the products have only been launched in the USA. They are natural replacers of existing chemical-based solutions, offering improved Listeria control and much better taste.
- **New cell technology:** Danisco's discovery of natural cellular protection against viruses opens new perspectives in the battle against viral infections. The results of the ground-breaking research on microbial acquired immunity were published in the scientific magazine Science. These results represent a long searched and entirely natural solution to bacteriophage for all culture-using industries where phage attacks are causing downgraded product batches and significantly reduced yield
- **YO-MIX™ Vegetal:** A unique range of dairy-free cultures to the fast-growing market for fermented 'dairy alternatives' based on soy, oat and other vegetal raw materials.

Texturants & Sweeteners

- **CREMODAN® LF IcePro:** A functional system making it possible to produce tasty ice cream with less than 1% fat. This product is interesting because it matches the healthy food trend while at the same time lowering production costs.
- **DIMODAN® NH 100:** A new emulsifier on the European market to ease the move towards hydrogenation-free

oils & fats products. Targeted at oils and fats applications such as retail margarine, low fat spreads and industrial margarines. DIMODAN® NH 100 secures good spreadability, texture and stability, and in case of industrial margarine, cakes with the right volume and crumb structure.

- **GRINDSTED® CRYSTALLIZER range:** In the shift to trans-free fats, producers of yellow fats and similar products have been forced to use alternative raw materials, which has involved changed production methods and led to inferior quality and reduced production capacity. Danisco has developed a new emulsifier range that meets customers' need for faster crystallisation, optimises production capacity and improves the baking properties of, for instance, baking margarine.
- **GRINDSTED® EggXit:** A new series from Danisco enabling manufacturers to make mayonnaise without the use of egg yolks. The main benefits are reduced production costs, no allergy risk and no cholesterol.
- **GRINDSTED® WP 950:** A new emulsifier and stabiliser system providing an alternative to dairy-based whipping cream – a vegetable whipping cream with a dairy-like taste and great stability right through its shelf life. The final product is high in consumer appeal and significantly more stable at ambient temperatures than dairy whipping cream based on butterfat. The vegetable whipping cream exhibits excellent shape retention and resistance to syneresis, ideal for cake and dessert decorations. Frozen cakes and desserts are another key application due to the top freeze/thaw stability.

Patents are increasingly important to Danisco

At the end of 2006, Danisco's patent portfolio had increased by 7% to 7,760 compared with the year-earlier period. Our increasing exposure to biotechnology has resulted in increased focus on patent protection. We have to protect our own products as well as anticipate our competitors' patent activity, which could constitute a threat to Danisco. In consequence, we have intensified market and competitor intelligence at group level. Danisco's patent portfolio has increased in recent years as a result of acquisitions and new technological advances. The biotech product and technology platform has top priority with a view to protecting own interests via patents and their enforcement. This includes protection against other companies' patent applications that could become a threat to Danisco.

DANISCO'S PATENT PORTFOLIO


9,000
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
2002
2003
2004
2005
2006

Key market trends and Danisco's position

Owing to the announced divestment of Flavours, focus will be on accelerating Danisco's growth potential on the basis of Bio Ingredients and Texturants & Sweeteners. The market for industrially processed foods and an array of our industrial ingredients is driven by overall factors such as:

- Population growth
- Economic growth and wealth
- Urbanisation and industrialisation

These factors apply globally, in developed and less developed countries, but the absolute consumption level and growth rates of industrially processed foods vary from market to market. Although the global market is driven by factors such as convenience and low costs, we see growing demand for foods with superior health and nutrition profiles. The growing problem of obesity, diabetes etc. on a global scale will put additional focus on healthy food with a low energy and fat content.

Our extensive application knowledge of how to combine healthy ingredients for new foods will undoubtedly open new attractive growth opportunities for Danisco. In this context it should be pointed out that this type of food requires a greater content of, for example, Danisco's texturant ingredients, which constitute the building blocks in industrially produced food. Add to this next generation products such as enzymes and cultures in particular, which are active ingredients with special functionality – often backed by health claims. Danisco's strong technology and market position in these segments provide a good platform for exploiting the future market opportunities. The existing

DANISCO'S PATENT PORTFOLIO AT YEAR-END 2006


Sugar
3%
Texturants & Sweeteners
22%
Cultures
9%
Flavours
0%
Other
2%
Genencor
64%

product offering already comprises a range of active ingredients such as pre- and probiotic cultures, xylitol and special carbohydrates. In coming years, Danisco will be keenly dedicated to expanding the range of active ingredients through own product development and external products.

Danisco also focuses strongly on value-adding bioingredients for industrial purposes. Today, these products account for around 25% of revenue in Ingredients, a share that is expected to rise in the years ahead. Through the acquisitions of Genencor (second-largest enzymes producer worldwide) and Rhodia Food Ingredients (second-largest cultures producer worldwide), Danisco has established one of the strongest and broadest technology and business platforms in the biotech industry. The growth potential of white biotech – i.e. biotechnology solutions for industrial processes such as bioethanol production based on biomass – will be driven partly by economic benefits and partly by environmental advantages in respect of energy consumption and pollution. This should not only be viewed against Danisco's own activities but also against the overall value chain, which includes these products. Given Danisco's strong R&D capacity in this field, this focus area is expected to make a significant contribution to Danisco's future growth.

Sustainable development

Integrated element in the business platform

Sustainable development is a fully integrated part of our business model in both Ingredients and Sugar. This is not only due to legal or customer requirements, but to an equal extent because it will benefit Danisco financially. We also consider it an insurance for Danisco as well as our customers against potential problems in relation to sustainability. As a demonstration of our commitment to this area we signed the Business Charter for Sustainable Development in 1992 and the UN Global Compact in 2003.

Danisco's sustainability-related initiatives have led to our inclusion in the following sustainability indexes, which both impose strict requirements on businesses:

- Dow Jones Sustainability Indexes
- FTSE4Good Index

Our foundation in sustainable development is a continuous and dynamic process to support Danisco's production and sales functions. It should not only be seen in a traditional sense – e.g. health & safety or fighting pollution – but Danisco also strives to develop new products with a less negative impact on the environment in the customer's application process, or food ingredients with health-promoting effects, for instance in relation to overweight or diabetes. In addition, Danisco focuses on reducing the overall energy consumption in the entire value chain for its products.

Reduced CO_2 emission and energy consumption

The graphs below clearly show the positive connection between focus on the environment and efficiency. Sugar's energy consumption and CO_2 emission in Denmark show that a targeted effort in the past 50 years has almost halved the energy consumption and consequently the CO_2 emission in sugar and feed production. In 2001-2005 alone, the energy consumption fell 15% in relation to the volumes produced in all countries. Efforts to reduce the energy consumption continue, with further improvements expected in the coming years. This also applies to Ingredients. Sugar's rising energy consumption in 2006 is attributable to the poor beet quality, which may cause a negative development one year, even though the long-term trend continues to be positive.

In accordance with the Kyoto protocol, the EU has set an overall 8% reduction target for CO_2 emissions from 1990 to 2008-12. Denmark, on the other hand, has set a somewhat higher reduction target of 21%. Since 1990, Sugar in Denmark has reduced CO_2 emissions by 25% and so already meets the ambitious political targets.

FALLING CO_2 EMISSION AND ENERGY CONSUMPTION FOR DANISCO SUGAR (DENMARK)



(index)
160
150
140
130
120
110
100
90
80
70
60
1960
1965
1970
1975
1980
1985
1990
1995
2000
2005
CO2 emission per produced tonne of sugar
Energy consumption per produced tonne of sugar

Note: 1990 is set as index 100.

FALLING ENERGY CONSUMPTION IN DANISCO SUGAR (ALL COUNTRIES)


(index)
102
100
98
96
94
92
90
88
86
84
82
2001
2002
2003
2004
2005
2006
Energy consumption per produced tonne of sugar
Trend (energy consumption per produced tonne of sugar)

Focus areas

Danisco's department for sustainable development supports the divisions in areas such as raw material procurement, production, transport and sales. The goal is to achieve the best possible protection of our own and our customers' products through development and implementation of food safety, site security, quality assurance, business ethics and traceability of raw materials as well as finished goods. The sustainability department has five primary focus areas:

- **Supplier audit:** Audits at our suppliers are to ensure that Danisco complies with its obligations under the UN Global Compact, that we can vouch for our products and that the production lives up to our customers' requirements.
- **Safety, Health, Environment and Quality:** An extensive management and control system covering allergens, GMO/non-GMO products, traceability and food safety (HACCP) throughout the supply chain as well as tamper-evident sealed products. In addition to local audits we conduct corporate audits at least every three years during which we also review SHEQ, food safety, social issues, environmental ethics and site security. Audit results are used locally and for global benchmarking across the group.
- **Corporate social responsibility (CSR):** This goes beyond the responsibility for own employees. In that respect Danisco has incorporated ethical and social issues in our dialogue with suppliers and customers. Danisco relies on its social policy and the UN Global Compact and has joined a number of international organisations to discuss and develop these areas. Some of the most important issues are discrimination and illegal child labour. Danisco does not employ children and is committed to eliminating child exploitation throughout the value chain.
- **Due diligence:** In connection with company transactions Danisco conducts a due diligence investigation of the companies in question. It is very important to disclose all matters of importance for these businesses' future earnings and performance.
- **Contingency plans:** A proactive approach is necessary to prevent unforeseen and undesired incidents that may arise inside or outside the organisation, e.g. in the supply chain or in transport. Danisco has a contingency plan covering the entire organisation to provide fast and efficient action to our customers to ensure that they are only affected to the minimum extent possible by the contingency in question.



Environmental investments

Environmental investments rose by 108% to DKK 125 million in 2006. Significant investments have been made in e.g. wastewater treatment and in the final phasing out of HCFC gases in order to establish an ammonia-based cooling system in Grindsted, one of Danisco's largest plants for production of texturant products.

Environmental expenses

Total environmental expenses went up 12% to DKK 304 million in 2006, which is mainly attributable to the rising cost of waste and wastewater disposal due to the increasing business volume. Danisco did not pay any environmental fines in 2005 or 2006. The graph below shows the cost allocation between environmental plants (primarily water treatment) and other direct costs (water treatment, waste and environmental taxes). Proactive costs include management systems, consultancy and reporting.

ENVIRONMENTAL INVESTMENTS 2004-2006


(DKKm)
60
50
40
30
20
10
0
Pollution control
Cleaner technology
Energy savings
2004
2005
2006

ENVIRONMENTAL EXPENSES 2004-2006


(DKKm)
140
120
100
80
60
40
20
0
-20
Environmental protection plants
Other direct costs
Pro-activities
Protection services
Taxes
Environmental fines
Other
2004
2005
2006

Sustainability report

For more information on sustainability see Danisco's online Sustainability Report at www.danisco.com/sustainability.

Sustainability verification statement

Introduction

DNV (Det Norske Veritas) has been commissioned by Danisco to verify Danisco's 2006 sustainability reporting both in its printed format, the report titled 'Energy and balance at all levels', and its online format.

Danisco is responsible for the collection and presentation of information within their sustainability reporting. DNV's responsibility in performing this work is to Danisco only and in accordance with agreed terms of reference.

Scope of assurance

- Social, Environmental, Health and Safety indicators as presented in the Report
- Sustainability data and activities undertaken since Danisco's 2005 Sustainability Report as contained in the 2006 sustainability reporting
- Visits to Danisco's head-office in Denmark and three selected production sites

Verification approach

DNV's assurance team comprises environmental and social assurance specialists from our global corporate responsibility network. Our assurance engagement has been planned and performed in accordance with DNV's Verification Protocol for Sustainability Reporting. In that respect, the sustainability reporting has been evaluated against the following criteria:

- Adherence to the principles of Completeness, Accuracy, Neutrality, Comparability and Responsiveness, as set out in the AA1000 Assurance Standard, and
- The Global Reporting Initiative 2006 Guidelines.

We conducted the verification during March, April and May 2007, undertaking the following steps:

1. Interviewed a selection of Danisco executives and senior managers to understand objectives and priorities for embedding and managing Danisco's sustainability pillars, as set out in Danisco's sustainability policies and report, as well as the means by which Danisco planned to accomplish its objectives and the degree to which those objectives have been met.

2. Analysed the social, environmental, health and safety data gathering system to assess the consistency, quality and accuracy of the reported data.

3. Reviewed a selection of internal communication relating to adherence to Danisco's policies, as a check on the scope and appropriateness of statements made in the sustainability reporting.

4. Reviewed Danisco's reporting system for sustainability issues, interviewing 15 managers and senior managers responsible for different areas to verify appropriate understanding as well as effective implementation of policies and reporting of indicators. We viewed mechanisms for communicating and implementing policies at individual site levels. To this end, we visited three production sites covering three of Danisco's core businesses in Europe and the United States. These sites were selected on the basis of our review and in discussion with Danisco. The sites are located in Valencia (Spain), Rochester (US) and Kansas City (US).

Conclusions

In our opinion, the 2006 sustainability reporting meets the content and quality requirements of the Global Reporting Initiative 2006 Sustainability Reporting Guidelines (Version 3.0). Among the different levels defined by the GRI, both Danisco and DNV confirm that the GRI "C+ application level" has been met.

Danisco's efforts to embed its sustainability approach into the business and manage its reporting activities are at an advanced level. The 2006 sustainability reporting represents a further step forward in the continuing process of making explicit its approach to sustainability. DNV welcomes the continuous improvement activities and in particular the dedicated commitment shown at all levels of management.

Completeness

Based on our review, we consider the 2006 sustainability reporting to include all major material aspects concerning Danisco's sustainability performance. We have tested and challenged claims and statements made in the Report by obtaining supporting evidence from Danisco. Based on our review:

- We are not aware of any material issues excluded or misstatements made in relation to the information on which Danisco has made judgements in respect of the content.

- We are not aware of any material reporting units that have been excluded in Danisco management's review of social, health, safety and environmental performance.
- We have reviewed information on, and explanations of, the statements on Danisco's sustainability activities presented, and we are not aware of any misstatements in the assertions made.

Accuracy

We have not found any material inaccuracies that may affect significantly the presented indicators.

Neutrality

The report is fact-based, uses a neutral language and omits value statements. Based on our findings, we conclude that the overall information contained is unbiased. We have identified parts of the text that could be improved by more detailed reporting on Danisco's progress in implementing its policies throughout the company's operations.

Comparability

DNV has not found any material inaccuracies that may affect significantly the comparability of selected indicators. The sustainability reporting may strengthen its message by conveying more detail of management activities at divisional and country levels.

Responsiveness

DNV expects Danisco's stakeholders to find the sustainability reporting relevant and valuable.

Opportunities for improvement

The following is an excerpt of some of the observations and opportunities reported back to Danisco's management. However, these do not affect our conclusions, and they are indeed generally consistent with the management objectives already in place.

The most important area of improvement identified by DNV is to strengthen and clarify understanding of the sustainability areas internally in Danisco as well as continue the work on implementing the company's sustainability policies.

Supply chain management is a key area where Dansico is taking new actions to meet new challenges. There are several opportunities for ensuring continued improvement in this area, from strategy formulation to implementation of policies, guidelines and tools.

DNV also identified interesting possibilities for further developing and integrating sustainability projects into Danisco's core business.

DNV expressly disclaims any liability or responsibility for any decisions, whether investment or otherwise, based upon this assurance statement.

Det Norske Veritas

Eli Munkelien
Lead Verifier

Malin Schmidt
Director of Global Products and Solutions

The organisation

Danisco is a global company with activities at 142 locations in 47 countries in every time zone. At 30 April 2007, a staff of 10,272 people ensured the smooth running of all activities. In recent years, Danisco has invested in the expansion of effective internal communication and collaboration systems to promote productive collaboration between all employees in all business areas. The Group comprises two business segments, Ingredients and Sugar, as well as a number of corporate functions such as Finance, Sustainable Development, Legal Affairs, Communications, IR etc. The figure below shows Danisco's group structure at 30 April 2007.

THE DANISCO ORGANISATION



DANISCO
Corporate Functions
Technology & Business Development
Ingredients
Product Management, R&D, Production, Supply Chain & Sale of industrial Ingredients
Bio Ingredients
Genencor
Cultures
Texturants & Sweeteners
Flavours
Sales & Application Food Ingredients
Europe, North America, Latin America, Asia Pacific, Rest of World
Sugar
Production and supply chain
· Denmark
· Finland
· Germany
· Lithuania
· Sweden
Sales & Innovation

Organisational changes

Ingredients

The reorganisation of Ingredients, titled 'Unfolding the potential', became effective from 1 November 2006. The overall objective of the reorganisation was to create a platform for increased efficiency across all value chains in Ingredients. The most significant organisational changes included:

- Reduction of product divisions from nine to four.
- Transfer of R&D activities to product divisions and establishment of a central function 'Technology and Business Development' to ensure optimum utilisation of knowledge and technology across business units.
- Transfer of application activities (customer support) to the sales organisation, Sales & Application Food Ingredients, which holds global responsibility for sales and customer support in the food ingredients business. Responsibility for the sale of all other products, primarily industrial ingredients, lies with the divisions.
- Leaner management and reporting structures.

In the Q3 results announcement released on 20 March 2007, we stated that in 2007 Texturants & Sweeteners will be closing three sites in Canada, Mexico and Scotland as a result of 'Unfolding the potential'. Moreover, Genencor will be optimising its R&D structure to the effect that the



R&D activities in Copenhagen, Denmark, have been closed while a new facility will be opened in Shanghai, China. Since the announcement of 'Unfolding the potential', the sales organisation has been working intensely on integrating our sales and application activities, a process that has progressed as expected. The most important efficiency improvements involved a simplification of the management structure, adjustments of resources and a more effective customer segmentation, including resource allocation for each customer.

Events after 30 April

On 3 May 2007, Danisco signed an agreement on the divestment of Flavours to Swiss-based Firmenich, a world leader within flavours and fragrances. At the same time, Danisco and Firmenich entered into a strategic partnership on flavours. Gaining access to Firmenich's entire product portfolio, the partnership allows Danisco to offer an even stronger product range to the food industry.

In mid-May 2007, Cultures announced a reorganisation of its R&D function to optimise the structure globally. This means that development and optimisation of the production process will be centralised in Niebüll, Germany, while product development will be centralised in Dangé Saint Romain, France, and Madison, USA.

Sugar

As a result of the EU sugar reform, Sugar has implemented an extensive restructuring programme in the past 18 months. This process involved a number of measures, such as:

- Three factory closures
- Centralisation of administrative functions
- Staff reduction affecting 350 employees

Moreover, all sugar activities were transferred to an independent Danish limited company in September 2006 with accounting effect from 1 May 2006. Based on an overall assessment, these measures have provided Sugar with a strong platform to meet future market conditions and competitive challenges, once the balance on the European sugar market has been restored.

Knowledge-based company undergoing change

In recent years, Danisco has grown into being an even more knowledge-based company – most recently accelerated by our enzymes and cultures acquisitions. But it is our knowledgeable employees who enable Danisco to realise our goal of becoming the leading ingredients supplier to the food industry as well as other industries.

It is therefore essential for Danisco to be able to attract and retain the best staff in all the countries in which we operate today and in the future. In other words, Danisco should at all times have the optimum employee profile in all positions in our global organisation. Ever-changing surroundings and growing competition place greater demand on the competencies and capabilities of Danisco's HR unit as a support function to the business units. In consequence, Danisco will be intensifying its HR efforts through a number of measures:

- Development of new managers and focus on continuous management development
- Change management
- Competency development throughout the organisation
- Expansion of HR infrastructure and support across the group

Management development will be given high priority in the coming years, as management is responsible for setting the framework for staff development. This is important considering the international scope of Danisco's acitivities, and that the highest revenue growth is being recorded in a number of fast-growing economies in Asia, Latin America and Eastern Europe.

GEOGRAPHICAL DISTRIBUTION OF EMPLOYEES


Latin America
8%
Rest of Western Europe
19%
Rest of World
1%
North America
14%
Nordic countries
35%
Eastern Europe
7%
Asia Pacific
16%

Corporate governance

Progress in 2006/07

In the financial year 2006/07, the following measures were implemented in the area of corporate governance:

- Possibility of voting by differentiated proxy at the 2007 Annual General Meeting
- Register of Shareholders management transferred to VP Services
- Continued focus on compliance with international corporate governance standards

Danisco is a Danish listed company managed in accordance with the Articles of Association, the Danish Companies Act, the Listing Agreement between Danisco and the OMX Copenhagen Stock Exchange as well as other relevant Danish and foreign laws and regulations.

The management of Danisco is based on the two-tier system, which separates the Executive Board and the Board of Directors. Danisco's Management – Board of Directors and Executive Board – is committed to exercising good corporate governance and focuses on shareholder relations, long-term value creation and the swift release of relevant information.

Corporate governance compliance

The corporate governance recommendations are included in the Rules Governing Securities Listing on the OMX Copenhagen Stock Exchange. Companies must either comply with the corporate governance recommendations or explain why the recommendations are not fully or only partly complied with.

Danisco generally complies with the corporate governance recommendations of the OMX Copenhagen Stock Exchange with one exception only. The recommendation is that Board members are up for re-election every year at the Annual General Meeting, and that the Board of Directors seeks to ensure a balance of renewal and continuity, in particular in respect of Chairman and Deputy Chairman. To ensure continuity, Danisco's Board members elected by the general meeting serve for a term of two years, which means that not all Board members are up for re-election each year.

For more information about Danisco's corporate governance, please see www.danisco.com for a full list of the OMX Copenhagen Stock Exchange's recommendations along with our comments.

DANISCO'S CORPORATE GOVERNANCE STRUCTURE



External audit
Shareholders at the AGM
Board of Directors
Nomination committee
Audit committee
Ad hoc committees
Executive Board
Group functions
Shared functions
Executive Committee
Business Segments/Divisions

Key laws and regulations and internal management tools constituting significant factors in the management of Danisco appear from below:

Laws and regulations:
- Danish Companies Act
- Listing Agreement with the OMX Copenhagen Stock Exchange

Internal management tools:
- Rules of Procedure of the Board of Directors and instructions to the Executive Board
- Code of conduct
- The five values
- Policies on communication of information, balance management, bookkeeping etc.
- Internal control and risk management procedures

Shareholder structure

According to the Register of Shareholders, Danisco had 62,385 shareholders at 30 April 2007, about 73% of whom were registered shareholders. Danish shareholders represent about 97% of the shareholder base and 83% of the share capital. For more information on the shareholder structure, please see page 18.

Annual General Meeting

Conducting the Annual General Meeting

According to the Articles of Association, Danisco's Annual General Meeting is held no later than four months after the financial year-end, usually in August.The Annual General Meeting is held in Danish and webcast directly and simultaneously interpreted into English.The Board of Directors appoints a chairman of the meeting to conduct the Annual General Meeting, and the agenda must include the following items:

- The Board of Directors' report on the company's business for the year ended
- Submission of the audited annual report and resolution for the approval of the annual report
- Resolution on the appropriation of profits or covering of losses in respect of the approved annual report
- Election of members to the Board of Directors
- Election of an independent state-authorised public accountant to serve as auditor
- Resolutions proposed by the Board of Directors or shareholders

Matters transacted at the Annual General Meeting are decided by simple majority. Adoption of special resolutions such as amendment of the company's Articles of Association, the amount of the share capital, dissolution of the company or merger with another company requires that two-thirds of the votes cast and shareholders representing two-thirds of the voting rights present at the Annual General Meeting vote for the resolution in compliance with Danish company law.

Election of auditor

The Annual General Meeting elects one state-authorised public accountant to audit the company's financial statements and bookkeeping for one year at a time. The Board of Directors along with the Executive Board evaluate the auditor's independence and competencies before nomination to the Annual General Meeting. The auditor regularly reports on the progress of the auditing in an audit report submitted to the Board of Directors. The auditor participates in Board meetings at least once a year, usually in connection with the annual report. The Chairmanship functions as audit committee and meets with the auditor at least twice a year. At the 2006 Annual General Meeting, Deloitte was elected auditor for a period of one year.

Participation in the Annual General Meeting

Shareholders wishing to exercise their influence at the Annual General Meeting should register as shareholders and request admission card and ballot paper. Shareholders are entitled to attend the Annual General Meeting upon requesting an admission card no later than two weekdays prior to the date of the meeting. Each shareholder must account for his/her status as shareholder by presenting a less than 30-day old transcript copy from VP Securities Services. If registered in the company's register of shareholders at the time of the notice convening the Annual General Meeting, shareholders automatically receive the notice convening the general meeting.

Voting at the Annual General Meeting

Shareholders are entitled to attend the Annual General Meeting with either a consultant or by proxy. A proxy must present a written, dated authorisation that has been given for a maximum of one year. Shareholders may also authorise the Board of Directors to vote at the Annual General Meeting. Moreover, registered shareholders may vote by electronic proxy on Danisco's website (www.danisco.com).

Deadline for proposals
Shareholders are entitled to have specific matters and proposals transacted at the Annual General Meeting. Shareholder proposals or matters for transaction must be submitted to the Board of Directors no later than 30 days prior to the Annual General Meeting by email to bestyrelsen@danisco.com or by letter to Danisco, addressed to 'Board of Directors'. The date of the Annual General Meeting appears from the financial calendar at www.danisco.com and in Danisco's announcements of results.

Voting rights at the Annual General Meeting
Danisco has one class of shares, and no shares carry special rights. Each share of DKK 20 represents one vote. However, no shareholder or coordinated group of shareholders is entitled to exercise voting rights for more than 7.5% of the issued share capital. It is the Board of Directors' opinion that in case of a takeover bid for Danisco, the restriction ensures the Board of Directors a better negotiation position. The restriction should therefore not be considered as protection against a possible takeover, but it gives the Board of Directors time to diligently consider all advantages and disadvantages for the shareholders compared with the alternatives.

Board of Directors

The Board of Directors is elected by the general meeting and is responsible for the overall management of Danisco, including the appointment and dismissal of the members of the Executive Board. Apart from the employee representatives stipulated by Danish legislation, no member of the Board of Directors is employed by Danisco.

The Board of Directors comprises nine members, six elected by the general meeting and three by the employees in Denmark. The Board of Directors regularly considers if the number of Board members is suitable in relation to the company's needs. Board members elected by the general meeting are elected individually for a term of two years at the Annual General Meeting. The Board of Directors finds that a two-year period is required to ensure continuity in the Board of Directors' work, even though this is not in accordance with the corporate governance recommendations.

Independence of the company is an important criterion for election to the Board of Directors, and it is deemed that all the Board members elected by the general meeting are independent in accordance with the OMX Copenhagen Stock Exchange's recommendations. Election of employee-elected Board members is a right exercised by the Danish employees under Danish company law. The employee-elected Board members must represent a number corresponding to half of the members elected by the general meeting. At the most recent employee election, the number of members elected by the general meeting implied the election of three employee-elected Board members. Employee-elected Board members are subject to the same terms and conditions as other Board members, but in accordance with company law they are elected for a term of four years.

Board members elected by the general meeting retire from the Board of Directors no later than at the Annual General Meeting held in the calendar year in which the member in question turns 70.

Board meetings and Rules of Procedure
The Board of Directors is responsible for Danisco's overall management, and seven Board meetings are usually held each year. At these meetings the Board of Directors deals with all matters concerning Danisco's overall development, including:

- An annual review of the company's strategy
- The strategies of the individual business areas
- The overall financial targets and capital structure
- Social, ethical and environmental issues as well as an annual evaluation of the company's risk profile
- Proposals for mergers, acquisitions and divestments of companies and activities as well as major development and investment projects
- The Board of Directors' annual self-evaluation
- Annual review of the company's corporate governance

In the interim between Board meetings, the Board members are regularly briefed about the Group's affairs, and extraordinary Board meetings are called when necessary. The Board of Directors visits the company's enterprises in and outside Denmark at suitable intervals. Once a year, the Board of Directors reviews the Rules of Procedure, guidelines, policies and other practices to ensure they are updated and relevant.

Chairmanship
The Board of Directors appoints a Chairman and one or two Deputy Chairmen, who together constitute the Chairmanship. Like the other Board members elected by the general meeting, the Chairmanship is independent of the company and, consequently, not employed by Danisco.

The work of the Chairmanship is regulated by the Rules of Procedure for the Board of Directors. The Chairmanship functions as audit committee and participates in the nomination committee. The Chairman is in regular contact with the Executive Board.

Evaluation of the Board's work

The Chairmanship evaluates on an annual basis:

- The work of the Board of Directors
- Performance of the individual Board members
- Cooperation between the Board of Directors and the Executive Board
- Performance and results of the Executive Board
- Economic incentive programmes for the Executive Board

This evaluation serves as a basis for the Board's discussion, evaluation and any actions to be taken. If a Board member's employment situation changes, the Chairman must be informed of this. Based on a discussion as to whether the Board member in question in such a situation maintains his professional and other competencies, the Board of Directors decides on the Chairman's recommendation if the Board member should be requested to resign his directorship at the next Annual General Meeting.

Composition of the Board of Directors

The Board of Directors presently comprises nine members, six elected by the general meeting and three by the employees in Denmark. Two of the members are non-Danish, and two members are women. For more information on the Board of Directors, please see pages 124-127.

In 2006/07, the following changes and elections to the Board of Directors took place:

- Jon Krabbe left the Board of Directors at the Annual General Meeting in 2006 due to age, in accordance with the Rules of Procedure
- Kirsten Drejer was elected to the Board of Directors
- Jørgen Tandrup and Håkan Björklund were re-elected to the Board of Directors
- Per Gertsen left the Board of Directors in connection with an employee election and a concurrent reduction in the number of employee-elected Board members from four to three
- Lis Glibstrup, Flemming Kristensen, Bent Willy Larsen were re-elected employee-elected members of the Board of Directors
- The Board of Directors re-elected Anders Knutsen Chairman and Jørgen Tandrup Deputy Chairman

BOARD OF DIRECTORS AT YEAR-END 2006/07

	Age	Nationality	Elected	Independent
Anders Knutsen, Chairman	60	Danish	1997	Yes
Jørgen Tandrup, Deputy Chairman	60	Danish	2002	Yes
Håkan Björklund	51	Swedish	2004	Yes
Kirsten Drejer	51	Danish	2006	Yes
Lis Glibstrup	59	Danish	2002	Employee-elected
Peter Højland	56	Danish	1998	Yes
Flemming Kristensen	47	Danish	2005	Employee-elected
Bent Willy Larsen	63	Danish	2002	Employee-elected
Matti Vuoria	56	Finnish	1999	Yes

Remuneration of the Board of Directors

The Annual General Meeting approves an annual remuneration for the members of the Board of Directors. For the financial year 2006/07, remuneration to the Chairman totalled DKK 750,000, to the Deputy Chairman DKK 450,000, while remuneration for the remaining Board members totalled DKK 300,000.

The Board members are not included in any share option programmes or bonus schemes. They are allowed to own shares in Danisco on their own account, in which case they are subject to the rules of insider trading. Each Board member's competencies, other positions of trust and directorships as well as holdings, including any changes, of Danisco shares during the financial year are stated on pages 124-127.

Nomination of Board candidates

In connection with the nomination of Board candidates, an ad hoc nomination committee is appointed comprising the Chairman, the Deputy Chairman and one Board member elected by the general meeting with a mandate to propose candidates to the full Board of Directors, who will then decide about the nomination of candidates to the general meeting. Danisco emphasises the following criteria in the nomination of Board candidates:

- The candidate complements the Board's existing competencies
- The candidate has professional competencies that match the company's needs
- The candidate has broad and international business experience
- A balanced age distribution of the Board

- The candidate is independent of the Executive Board and other members of day-to-day management
- There is no conflict of interest between the candidate and Danisco
- The candidate is not employed by or dependent on the company

Board of Directors' profile

The Board of Directors can be characterised as having broad and international business experience and professional competencies within production, sales & marketing, R&D, biotechnology and EU sugar market conditions, among other things, which are considered to match the company's needs.

The Board of Directors considers on an ongoing basis the need for changes in the combined Board's competencies. Board members must actively stay updated on Danisco and the industry in general.

Ad hoc committees

The Board of Directors may appoint committees in addition to the ad hoc nomination and remuneration committees, but so far this has not been considered expedient for the Board's work, taking the size of the Board and Danisco's business into account.

Company structure and Executive Board

The company is divided into two business segments, comprising five product divisions. To this should be added a global sales and applications organisation for food ingredients and a number of corporate staff functions.

The Executive Board is responsible for carrying out the strategy and the overall guidelines approved by the Board of Directors. The Executive Board reports on the company's financial development and position via monthly and quarterly reports to the Board of Directors. The Board of Directors has laid down detailed procedures for the Executive Board's reporting and communication to ensure that the Board of Directors continuously receives the requisite information about the company's business. The Executive Board is responsible for the company's day-to-day management, including operational performance, results, asset management, bookkeeping and internal affairs.

Members of the Executive Board may not without prior agreement with the Board of Directors take on other duties or posts. However, the Board of Directors appreciates that the members of the Executive Board take on duties or posts outside the company where this is possible subject to suitable time consumption and when estimated to provide valuable knowledge and experience to the Executive Board. The Executive Board and some 100 managerial staff participate in option programmes as described in note 30 on pages 81-84.

Remuneration of the Executive Board

The Board of Directors discusses on a current basis the Executive Board's remuneration to ensure a balance that encourages value creation in the long term and maintains focus on the annual value increase and the performance of the individual. The Chairmanship, which constitutes the remuneration committee for the Executive Board, decides on the compensation and other conditions of employment for the Executive Board. The Board of Directors is provided with the relevant information. Incentive schemes are submitted for approval to the Board of Directors annually. The Chairmanship discusses and proposes to the full Board of Directors the delegation of responsibilities in the Executive Board.

The Chairmanship prepares the Board of Directors' annual evaluation of the work of the Executive Board. In the light of this, a balance is sought in which an annual bonus based on one or more multiyear targets may represent up to 50% of the fixed salary at the time of granting. Options are granted on the basis of a method of calculation (Black-Scholes Model), the target being an option value at the level of 50% of the fixed salary at the time of granting. Please see note 39 on page 90 for further information on the remuneration of the Executive Board, note 30 on pages 81-84 on share options, and page 128 on ownership of Danisco shares.

Executive Committee

Danisco's management forum, the Executive Committee, meets on a monthly basis to coordinate and follow up on group performance. The members of the Executive Board and the Executive Committee are listed in the table overleaf. For further information, please see page 129.

DANISCO'S MANAGEMENT STRUCTURE

	Age	Position	Nationality	Executive Board	Executive Committee
Tom Knutzen	45	CEO	Danish	X	X
Søren Bjerre-Nielsen	54	CFO	Danish	X	X
Mogens Granborg	59	EVP	Danish	X	X
Ole Søgaard Andersen	54	Chief Sales & Marketing Officer	Danish	-	X
Leif Kjærgaard	60	CTO	Danish	-	X
Stina Bjerg Nielsen	41	SVP, Corporate HR	Danish	-	X
Tjerk de Ruiter	47	CEO, Genencor	Dutch	-	X
Fabienne Saadane-Oaks	49	President, Cultures	French	-	X
Torben Svejgård	52	CEO, Texturants & Sweeteners	Danish	-	X

Risk management

Overview of risk management

The Executive Board is responsible for implementing effective risk management systems in the Group and for maintaining focus on improving the systems. In connection with the Board of Directors' annual risk management review in the spring of 2007, none of the risk areas identified were assessed as being critical to Danisco's ability to reach its goals and execute its strategy.

The management of the Group – including risks – is based on the following:

- **Corporate governance:** Determines the overall management structure of the Group
- **Code of conduct:** A set of rules for the behaviour of the employees within the business and towards the surrounding environment
- **Danisco's five values:** We are innovative, we create value, we build competencies, we take responsibility and we believe in dialogue
- **Internal policies and procedures**

Danisco's risk perception and risk management are split into five levels. The five risk elements are described in detail at segment or group level in the figure below. The specific, potential risk factors may deviate from the below review of the individual risk elements, and the list does not necessarily cover all the risk aspects for Danisco.

DANISCO'S RISK LADDER


Strategic risks
Market and business risks
Operational risks
Financial risks
Management and accounting risks

Strategic risks

Market or product image

One of Danisco's basic values is to comply with the legislation and be a good citizen in the countries in which the company operates. However, we may from time to time run into image problems, which can damage Danisco financially and in other ways. Such damage could also be caused by e.g. political issues, on which Danisco has no direct influence.

Political and legislative risks

Overall, the political risks relating to sales and production do not appear to constitute a real threat to Ingredients due to the fragmented business model. In Management's view this is due to the company's broad product, production and customer platform. Production is often located close to the raw materials, which is also the case for several of our competitors. In consequence, the political risks are assessed to be of a temporary rather than a structural nature.

Legislative changes may constitute a threat to Ingredients. In the longer term, a tightening of, for instance, food regulations could be an advantage to Danisco due to our strong technology platform and product range. The reason for this is that, typically, new legislation aims at better and healthier foods with a high level of technology.

Competition from low-cost countries

Along with other industries, the ingredients sector is facing stiffer competition from companies located in low-cost countries. Danisco seeks to offset this threat as far a possible by means of tight cost control, focus on value-adding ingredients – i.e. a high level of technology in production processes, products or applications – and establishment of a strong market position and production in these markets.

Acquisitions and joint ventures

Acquisitions and joint ventures are natural elements in the development of the business platform. The risk profiles of such transactions may differ from an organic expansion of the existing platform. Overall, Danisco has not been appreciably impacted by such risks so far due to effective risk analyses and integration processes.

Product development

Danisco may decide to increase R&D efforts within one or several attractive product areas, which may have an adverse impact on the Group's earnings capacity for a time. However, investments in new products and technology are no guarantee of successful, commercial product launches.

Sugar

Since the European sugar regime is governed by policy makers, sugar earnings are highly susceptible to any political changes in the area. It is Sugar's strategy to maintain its position as one of the most efficient sugar producers in the EU.

The ongoing implementation of the sugar reform has not yet had the anticipated effect and, in consequence, has put pressure on earnings. Hence, earnings expectations for the years ahead are subject to some uncertainty.

Market and business risks

Like other companies, Danisco is affected by macroeconomic developments. However, the food sector is assessed to be less sensitive to cyclical fluctuations than the economy as such.

Market position

It cannot be ruled out that due to our competitive market position in some product areas, Danisco will have limited access to participate in, for instance, industry consolidation or the pricing of goods and services.

Customer dependence

The strategy involves establishing close customer relations through a high innovation and service level in a broad sense. Danisco's long-term dependence on individual customers is assessed to be relatively limited in both Ingredients and Sugar. The ten largest customers in Ingredients account for 19% of revenue, representing a total customer base of around 17,000. The concentration of customers in Sugar is not assessed to constitute any significant threat to the company either since the ten largest customers represent 29% of revenue.

Dependence on suppliers and raw materials

It is part of Danisco's risk management strategy to spread supplier relations geographically and contractually cover against risks in the best possible way.

Danisco – Ingredients as well as Sugar – is highly dependent on raw materials produced from plant crops, and fluctuating crop yields may therefore affect raw material prices. The competitive situation does not always allow Danisco to raise sales prices accordingly. However, it is considered unlikely that several such occurrences should materialise simultaneously. However, it is a fact that changes in the consumption pattern of raw materials can affect prices as in the case of bioethanol in the USA. Such changes can at times represent major challenges for the food industry due to more volatile raw material prices.

Excess capacity in the industry

Some product segments may experience excess capacity from time to time and, consequently, intensified competition and price pressure. Danisco is prepared to counter this pressure by constantly developing the product range and distancing the company from the competitors through application know-how.

Uncertainty about the pricing of sugar

Since the EU sugar reform has not yet had the anticipated effect, significant risk elements are assessed to persist. These elements include the industry's ability to adjust capacity, the pricing of sugar, storage facilities etc., and can affect Sugar's earnings capacity significantly in the years ahead.

Operational risks

Supply chain

Supply guarantee is a key competition parameter for both Ingredients and Sugar. As Sugar has a more simple business system than Ingredients in terms of number of customers and products, the biggest risks appear to relate to Ingredients. Over the past few years Danisco has therefore invested in a general roll-out of SAP to ensure that the IT infrastructure supports the increasingly complex business structure.

Raw materials

The availability of raw materials and unfavourable price trends could put pressure on Danisco's earnings capacity for a period of time until the harvest situation improves or alternative raw materials/technologies are procured.

Innovation and patent risk

Investments in innovation are made on an ongoing basis to ensure that our product portfolio remains competitive. The scope and range of our existing product offering reduce the risk of a single product losing its competitive position. This development activity is associated with some risk as new competing products and technologies along with regulatory changes could leave Danisco in a weakened competitive position for a period of time. However, the strong technology and innovation platform should ensure that this does not pose a major problem for a prolonged period of time.

Danisco's innovation activities and product range are protected through patents where relevant. Existing or new products may potentially infringe on a competitor's patents, which could have a negative impact on Danisco with regard to future sales possibilities and damages. Conversely, Danisco protects itself against competitors' infringements of the company's patents.

Product safety

Product safety is given top priority at Danisco, including the elimination of unhealthy properties in food ingredients.

Regulatory restrictions may impact the cost level of food ingredients and technical enzymes production. Danisco is prepared for such restrictions, and in our business development we already take the health properties of our products into account. We maintain rigorous quality control procedures as well as extensive traceability and product recall capabilities (see section on sustainable development on pages 26-30).

Environmental issues

Danisco focuses strongly on complying with legislation in the countries where we operate. However, it cannot be ruled out that environmental problems in the broad sense could arise and damage Danisco financially and in other ways.

Staff

Being a knowledge-based business, Danisco is highly dependent on attracting sufficient employees with the required qualifications, which is sometimes difficult within specialised technology areas.

Tax

It is Danisco's policy to be compliant with the tax rules in the countries in which we operate. Danisco pursues an active but not aggressive tax policy. This means that we evaluate potential tax savings against the risk and costs of litigation as well as the impact on the company's image. Tax issues may be challenged by the local tax authorities but this has so far not caused any significant problems for Danisco.

Based on broad international production and sales platforms, Danisco seeks on an ongoing basis to maintain a fair transfer pricing system based on OECD guidelines and local legislation. Transfer pricing is always subject to the local authorities' interpretation of international guidelines, but this has so far not caused any major problems for the Group.

Pension

Danisco's use of defined benefit plans only makes up a limited share of total pension schemes and there is only a limited addition of new obligations to existing plans. In accordance with IFRS, provision has been made for the lack of asset coverage of existing defined benefit plans.

Financial risks

Given the international scope of the Group's activities, Danisco's results and equity are affected by various financial risks such as exchange rate, interest rate, liquidity and credit risks. The overall framework for managing financial risks is regulated by instructions issued by the Board of Directors and the Executive Board. The instructions specify the risk limits for Corporate Treasury, the types of financial instruments allowed, eligible transaction partners and guidelines for reporting of actual positions compared with the fixed risk limits.

Danisco hedges commercial risks only and does not conduct financial transactions for speculative purposes. The Group's interest rate and liquidity risks are managed centrally by Corporate Treasury while decisions on exchange risk hedging are handled by the various business units in accordance with corporate policies; however, Corporate Treasury is responsible for any external hedging.

The Group's financial risks are described below and further detailed in the notes to the income statement and the balance sheet.

Foreign exchange

It is Group policy to limit the impact of exchange rate movements on the Group's results and financial position. Since the Group's global presence provides a degree of natural currency hedging, the business units undertake supplementary hedging to a limited extent only. The Group's exchange risks fall into two risk categories:

- Transaction risk arises when goods or services are traded in currencies other than the subsidiary's local currency. The Group's production is largely located in the currency areas where the products are sold. This provides a degree of natural currency hedging and reduces the Group's transaction risk. The exchange risk that is not naturally hedged is reduced through exchange risk management with future transactions being hedged no more than 18 months ahead based on commercial assessments. The business units along with Corporate Treasury make these decisions. It is also Group policy that assets recognised in foreign currency – with the exception of investments in foreign subsidiaries – are offset by liabilities in the same currency. The subsidiaries monitor their own foreign exchange positions, and hedging is made in the form of forward exchange transactions concluded with Corporate Treasury.
- Translation risk in connection with the translation of foreign subsidiaries' income statements into Danish kroner is not hedged. Investments in equity in foreign subsidiary undertakings are hedged only as an exception as they are considered long-term investments, and it is assumed that hedging will not add value in the long term.

Interest rate

The Group's interest rate risk arises from increases in interest rates on the floating-rate debt and decreases in market rates for the fixed-rate debt.

The major part of the Group's funding – before interest rate management – is obtained at floating rates while the interest rate risk is managed through interest rate swap agreements where Danisco pays a fixed rate and receives a floating rate on certain principal amounts. Fixed-rate loans only make up a small part of the loan portfolio.

The composition of the fixed and floating rate debt – including interest rate swaps – is assessed on an ongoing basis and any refinancing decisions are based on long-term assessments, including a balancing of stable funding costs against funding at lower interest rates.

Liquidity

Liquidity risk is the risk that the Group in connection with funding, including refinancing, has to pay interest rates with higher credit margins or, in the worst case, that the Group cannot obtain liquidity.

It is Group policy that credit commitments from financial institutions should match the Group's need for net interest-bearing debt at any time. This ensures the right balance between ensuring liquidity and avoiding higher financial expenses due to major unused drawing rights.

The Group has access to considerable uncommitted credit facilities with relationship banks and commercial paper programmes (short-term debt instruments) in Finland, Sweden and Denmark. Credit facilities in these markets may be discontinued and the credit commitments serve as liquidity hedging.

Credit

The main credit risks include trade debtors, other outstanding amounts, including gains on derivative financial instruments (forward exchange contracts and interest rate swaps) and bank deposits. Trade debtors are distributed in such a manner that the Group's credit risks are not considered exceptional. Derivative financial instruments and cash and cash equivalents are only placed with financial institutions with high credit ratings. The amounts of these balance sheet items are identical with the maximum credit risk.

Risk and insurance

It is not possible to predict and quantify the effect of natural disasters (for example earthquakes), war, terror and other external circumstances and damage. Therefore, Danisco seeks via insurance schemes to minimise any financial impact on the Group's results. Danisco's risk management department closely monitors the Group's covered risks and has taken out insurance against natural disasters, product and commercial liability, property and movables as well as consequential loss, industrial and personal injuries and environmental damage. When insurance schemes are renewed, the deductible is higher due to Danisco's claims history and as a matter of common practice. There is no guarantee that all risks are correctly assessed and that Danisco has sufficient insurance coverage for all potential risks.

Management and accounting risks

The implemented management, accounting and control systems are assessed to ensure efficient data collection and control throughout the Group. In addition, in large parts of the Group the sales and production activities are separate units, which add to the level of control. All business units report to the Group's central finance unit on a monthly basis, which provides the basis for the group financiel statements sent to the Executive Board each month. The monthly reports are unaudited, but internal control of the business units' reporting and cash flows is regularly carried out.

At the end of the financial year 2006/07, nearly 80% of the Group had been transferred to standardised SAP platforms, increasing transparency throughout the Group and reducing the time spent on reporting and control.

Management's statement

Management's statement

The Board of Directors and the Executive Board today approved the Annual Report of Danisco A/S for 2006/07.

The Annual Report has been prepared in accordance with International Financial Reporting Standards as adopted by the EU and additional Danish disclosure requirements for annual reports of listed companies. We consider the accounting policies to be appropriate. Accordingly, the Annual Report gives a true and fair view of the Group's and the Parent Company's assets, liabilities, financial position, cash flows and results of operations.

We recommend that the Annual Report be approved by the Annual General Meeting.

Copenhagen, 20 June 2007

Executive Board

Tom Knutzen
Chief Executive Officer

Søren Bjerre-Nielsen

Mogens Granborg

Board of Directors

Anders Knutsen
Chairman

Jørgen Tandrup
Deputy Chairman

Håkan Björklund

Kirsten Drejer

Lis Glibstrup

Peter Højland

Flemming Kristensen

Bent Willy Larsen

Matti Vuoria

Auditors' report

To the shareholders of Danisco A/S

We have audited the annual report of Danisco A/S for the financial year 1 May 2006 to 30 April 2007, which comprises the statement by Management on the annual report, Management's review, income statement, balance sheet, statement of recognised income and expense, cash flow statement and notes, including the accounting policies, for the Group as well as the Parent. The annual report has been prepared in accordance with International Financial Reporting Standards as adopted by the EU and additional Danish disclosure requirements for listed companies.

Management's responsibility for the annual report

Management is responsible for the preparation and fair presentation of an annual report in accordance with International Financial Reporting Standards as adopted by the EU and additional Danish disclosure requirements for listed companies. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of an annual report that is free from material misstatement, whether due to fraud or error, selecting and applying appropriate accounting policies, and making accounting estimates that are reasonable in the circumstances.

Auditor's responsibility and basis of opinion

Our responsibility is to express an opinion on this annual report based on our audit. We conducted our audit in accordance with Danish and International Standards on Auditing. Those Standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance as to whether the annual report is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the annual report. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the annual report, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of an annual report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by Management, as well as evaluating the overall presentation of the annual report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Our audit has not resulted in any qualification.

Opinion

In our opinion, the annual report gives a true and fair view of the Group's and the Parent's financial position at 30 April 2007 and of their financial performance and their cash flows for the financial year 1 May 2006 to 30 April 2007 in accordance with International Financial Reporting Standards as adopted by the EU and additional Danish disclosure requirements for listed companies.

Copenhagen, 20 June 2007

Deloitte

Statsautoriseret Revisionsaktieselskab

Erik Holst Jørgensen	**Anders Dons**
State Authorised Public Accountant	State Authorised Public Accountant

[redacted]

Contents of Group annual accounts

Income statement

1 May 2006 - 30 April 2007

INCOME STATEMENT

(DKKm)	Note	2006/07	2005/06
Revenue	2	**20,362**	**20,912**
Cost of sales	3, 4, 5	(13,234)	(13,672)
Gross profit		**7,128**	**7,240**
Research and development expenses	4, 5	(874)	(943)
Distribution and sales expenses	4, 5	(2,771)	(2,637)
Administrative expenses	4, 5, 6	(1,301)	(1,390)
Other operating income		128	157
Other operating expenses	4, 5	(92)	(55)
Share-based payments	7	21	(213)
Operating profit before special items		**2,239**	**2,159**
Special items	5, 8	(186)	(768)
Operating profit		**2,053**	**1,391**
Financial income	9	433	483
Financial expenses	9	(939)	(980)
Profit before tax		**1,547**	**894**
Income tax expense	10	(468)	(261)
Profit for the year from continuing operations		**1,079**	**633**
Profit for the year from discontinued operations	2, 31	-	(11)
Profit for the year		**1,079**	**622**
Distribution of profit for the year			
Equity holders of the parent		1,058	564
Minority interests		21	58
		1,079	**622**
Earnings per share in DKK			
EPS	11	21.71	11.52
DEPS	11	21.58	11.41
EPS from continuing operations	11	21.71	11.75
DEPS from continuing operations	11	21.58	11.64

The Board of Directors proposes that a dividend for the year of DKK 7.50 per share (2005/06 DKK 6.75 per share) be adopted at the Annual General Meeting.

Balance sheet

ASSETS

(DKKm)	Note	30 April 2007	30 April 2006
NON-CURRENT ASSETS			
Intangible assets	12		
Goodwill		10,399	10,689
Other intangible assets		1,213	1,276
Total		**11,612**	**11,965**
Property, plant and equipment	13		
Land and buildings		2,986	2,990
Plant and machinery		4,744	4,728
Fixtures, fittings, tools and equipment		359	400
Prepayments and assets under construction		604	565
Total		**8,693**	**8,683**
Financial assets			
Investments in associates	14	12	12
Other investments and securities	14	127	162
Pension assets	15	135	121
Deferred tax	16	199	242
Other receivables	17	318	554
Total		**791**	**1,091**
Total non-current assets		**21,096**	**21,739**
CURRENT ASSETS			
Inventories	18		
Raw materials and consumables		1,155	1,147
Work in progress		588	655
Finished goods and goods for resale		3,574	3,712
Prepayments for goods		54	49
Total		**5,371**	**5,563**
Receivables			
Trade receivables		3,297	3,390
Corporation tax	24	290	149
Other receivables	17	878	913
Prepayments		81	97
Total		**4,546**	**4,549**
Cash and cash equivalents		372	411
Total current assets		**10,289**	**10,523**
Total assets		**31,385**	**32,262**

EQUITY AND LIABILITIES

(DKKm)	Note	30 April 2007	30 April 2006
EQUITY	22, 23		
Share capital		979	978
Other reserves		(885)	(372)
Retained earnings		12,550	11,802
Equity attributable to equity holders of the parent		**12,644**	**12,408**
Minority interests		305	318
Total equity		**12,949**	**12,726**
LIABILITIES	19		
Non-current liabilities			
Mortgage debt		175	190
Other credit institutions		6,104	5,279
Finance lease obligations	20	37	41
Other payables	25	82	134
Pension liabilities	15	442	448
Deferred tax	16	1,302	1,278
Other provisions	21	314	376
Total		**8,456**	**7,746**
Current liabilities			
Mortgage debt		17	16
Other credit institutions		6,243	8,138
Finance lease obligations	20	4	4
Trade payables		1,396	1,252
Corporation tax	24	270	272
Other payables	25	1,888	1,897
Deferred income		42	85
Other provisions	21	120	126
Total		**9,980**	**11,790**
Total liabilities		**18,436**	**19,536**
Total equity and liabilities		**31,385**	**32,262**

Statement of recognised income and expense

1 May 2006 - 30 April 2007

STATEMENT OF RECOGNISED INCOME AND EXPENSE

2006/07

(DKKm)	Note	Hedging reserve	Translation reserve	Retained earnings	Total	Minority interests	Total equity
Profit for the year		-	-	1,058	1,058	21	1,079
Exchange rate adjustment of foreign subsidiaries		-	(426)	-	(426)	(2)	(428)
Currency hedging of net investments in subsidiaries		-	10	-	10	-	10
Tax on currency hedging of net investments in subsidiaries	16, 24	-	-	(3)	(3)	-	(3)
Hedging of future transactions for the year		(83)	-	-	(83)	-	(83)
Hedges recycled to the income statement		(14)	-	-	(14)	-	(14)
Actuarial gains and losses	15	-	-	32	32	-	32
Tax on items taken directly to or transferred from equity	16, 24	-	-	11	11	-	11
Other movements in equity		-	-	2	2	-	2
Net income recognised directly in equity		**(97)**	**(416)**	**42**	**(471)**	**(2)**	**(473)**
Total recognised income and expense for the year		**(97)**	**(416)**	**1,100**	**587**	**19**	**606**

2005/06

(DKKm)	Note	Hedging reserve	Translation reserve	Retained earnings	Total	Minority interests	Total equity
Profit for the year		-	-	564	564	58	622
Fair value adjustment attributable to the share of Genencor owned before acquisition of the majority	26	-	-	(90)	(90)	-	(90)
Exchange rate adjustment of foreign subsidiaries		-	124	-	124	3	127
Currency hedging of net investments in subsidiaries		-	(99)	-	(99)	-	(99)
Tax on currency hedging of net investments in subsidiaries	16, 24	-	-	28	28	-	28
Hedging of future transactions for the year		352	-	-	352	-	352
Hedges recycled to the income statement		1	-	-	1	-	1
Actuarial gains and losses	15	-	-	42	42	-	42
Tax on items taken directly to or transferred from equity		-	-	(111)	(111)	-	(111)
Other movements in equity		-	-	16	16	(3)	13
Net income recognised directly in equity		**353**	**25**	**(115)**	**263**	**-**	**263**
Total recognised income and expense for the year		**353**	**25**	**449**	**827**	**58**	**885**

Cash flow statement

1 May 2006 - 30 April 2007

CASH FLOW STATEMENT

(DKKm)	Note	2006/07	2005/06
Cash flow from operating activities			
Operating profit before special items from continuing operations		2,239	2,159
Depreciation and writedowns		1,148	1,879
Adjustments	27	(151)	(574)
Share-based payments paid		(75)	(129)
Special items paid		(15)	(246)
Change in working capital	28	319	691
Income from other investments and securities		43	10
Interest received		355	477
Interest paid		(895)	(978)
Corporation tax paid	24	(536)	(643)
Cash flow from operating activities		**2,432**	**2,646**
Cash flow from investing activities			
Purchase of enterprises and activities	26	(60)	-
Amount payable concerning purchase of activity		-	(159)
Purchase of property, plant and equipment		(1,218)	(1,110)
Sale of property, plant and equipment		97	43
Purchase of intangible assets		(189)	(239)
Sale of intangible assets		62	61
Sale of financial assets		36	(16)
Cash flow from investing activities		**(1,272)**	**(1,420)**
Free cash flow		**1,160**	**1,226**
Cash flow from financing activities			
Change in financial liabilities	29	(789)	(1,105)
Acquisition of treasury shares		(123)	(52)
Sale of treasury shares		87	-
Dividends paid		(328)	(330)
Change in minority interests		(32)	(79)
Cash flow from financing activities		**(1,185)**	**(1,566)**
Cash flow from discontinued operations	31	**-**	**(11)**
Decrease/increase in cash and cash equivalents		**(25)**	**(351)**
Cash and cash equivalents at 1 May		411	729
Exchange adjustment of cash and cash equivalents		(14)	33
Cash and cash equivalents at 30 April		**372**	**411**

Note on accounting policies

1 ACCOUNTING POLICIES

The Annual Report of the Group and the Parent (Danisco A/S) has been prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the EU and additional Danish disclosure requirements for annual reports of listed companies. The accounting policies are unchanged on 2005/06.

The Annual Report is presented in Danish kroner (DKK), which is the functional currency of the Group.

Future IFRS changes

At the date of the publication of this Annual Report some new or amended standards and interpretations have not yet entered into force or have not been adopted by the EU. They are therefore not included in this Annual Report. Such future IFRS changes are not expected to materially affect the Annual Report though such changes will impact disclosure requirements.

Accounting estimates, assumptions and uncertainties

To determine the carrying amounts of assets and liabilities on the balance sheet date estimates are required of how future events will affect Danisco.

Estimates that are significant for the reporting are mainly made in the determination of depreciation, amortisation and writedowns, pension and similar liabilities, share-based payments, provisions, contingent assets and contingent liabilities. The estimates are based on assumptions that are deemed to be reliable but which as a matter of course are uncertain. The assumptions may be incomplete or inaccurate and unexpected events or circumstances may arise. Furthermore, the Group and Parent are subject to risks and uncertainties, which may imply that the results recorded may differ from these estimates. Risk management is described in the section Risk management.

The notes contain information on assumptions about the future and other estimated uncertainties at the balance sheet date which imply a significant risk of changes that may lead to a considerable adjustment of the carrying amount of assets or liabilities.

Consolidated financial statements

The consolidated financial statements comprise the Parent and the subsidiaries in which the Parent, directly or indirectly, holds more than 50% of the voting rights or otherwise has a controlling interest. Enterprises of which the holding is between 20% and 50% of the voting rights and the Group or Parent exercise significant but not controlling influence are regarded as associates. The Group financial statements comprise the consolidated financial statements of the Parent and the individual subsidiaries, which have been prepared in accordance with the Group's accounting policies. Intra-group income, expenses, shareholdings, balances, dividends as well as profits and losses that have occurred in transactions between the consolidated enterprises have been eliminated. The subsidiaries' accounting items are recognised 100% in the consolidated financial statements. Minority interests' proportionate share of profits is recognised in the consolidated income statement and as a separate line in equity.

Business combinations

Acquisitions of subsidiaries and businesses are accounted for using the purchase method. The cost of the business combination is measured as the aggregate of the fair values (at the date of exchange) of assets given, liabilities incurred or assumed, and equity instruments issued by the Group in exchange for control of the acquiree, plus any costs directly attributable to the business combination. The acquiree's identifiable assets, liabilities and contingent liabilities that meet the conditions for recognition under IFRS 3 Business Combinations are recognised at their fair values at the acquisition date, except for non-current assets (or disposal groups) that are classified as held for sale in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations, which are recognised and measured at fair value less costs to sell.

Goodwill arising on acquisition is recognised as an asset and initially measured at cost, being the excess of the cost of the business combination over the Group's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities recognised. If, after reassessment, the Group's interest in the net fair value of the acquiree's identifiable assets, liabilities and contingent liabilities exceeds the cost of the business combination, the excess is recognised immediately in the income statement.

Minority interests are reported as the proportionate share of the fair value of the recognised assets, liabilities and contingent liabilities.

Where at first-time recognition a business combination can only be accounted for on a temporary basis, adjustments of the amount of goodwill and the fair value of assets, liabilities and contingent liabilities are recognised within 12 months of the date of acquisition. Subsequently, goodwill is only adjusted as a result of changes in estimates of contingent purchase consideration.

Currency translation

Transactions in foreign currencies are translated at the exchange rates at the day of the transaction.

Non-monetary assets acquired in foreign currencies are not subsequently currency adjusted. Receivables, debts and other monetary items in foreign currencies are translated at the exchange rate at the balance sheet date.

Currency adjustments arising from the difference between the exchange rate of the transaction date and the balance sheet date are recognised in the income statement under financial items.

For subsidiaries and associates that do not use the Group's functional currency (DKK) the income statements are translated at monthly average exchange rates, and the balance sheets are translated at the exchange rate at the balance sheet date.

Exchange rate differences arising from translation of foreign subsidiaries' and associates' equity at the year-beginning at the exchange rate prevailing at the balance sheet date and from translation of income statements from average exchange rates to the exchange rates prevailing at the balance sheet date are recognised in equity.

Such exchange differences are recognised in the income statement in the period in which the foreign operation is disposed of.

Currency adjustments of debts in foreign currencies and derivative financial instruments for the hedging of net investments in subsidiaries and associates are recognised in equity. Currency gains and losses on derivative financial instruments for the hedging of future transactions – primarily sale and purchase of goods – are recognised in equity until the hedged items are recognised. When the hedged transactions are recognised in the income statement, gains and losses are recognised under the same item as the hedged transactions, and postings to equity are reversed. Currency adjustments of balances between subsidiaries and Danisco A/S, which are in reality additions to or deductions from the subsidiary's equity, are recognised in equity. Corresponding currency adjustments are recognised in Danisco A/S' income statement.

Derivatives

Danisco uses forward currency contracts and interest rate swaps to reduce exchange rate and interest rate risks. The Group does not use derivatives for speculative purposes. On first-time recognition, derivative financial instruments are recognised in the balance sheet at cost (zero) and subsequently measured at fair value. Realised as well as unrealised gains and losses on contracts are recognised in the income statement unless the derivative financial instruments have been concluded to hedge future transactions.

Value adjustments of derivatives concluded to hedge future transactions are recognised in equity. Value adjustments of any non-effective part of the derivatives are recognised in the income statement. When the hedged transactions are realised, gains or losses arising from the hedging instrument are recognised under the same item as the hedged item, and postings to equity are reversed. Where the hedged future transaction implies recognition of an asset or liability, gains and losses related to the derivative financial instrument are included in the measurement of the asset or liability at first-time recognition.

Changes in the fair value of assets and liabilities that have been effectively hedged are recognised in the income statement in the same item as the value adjustment of the hedging instrument. Currency hedging ceases when the hedging instrument expires, is sold, exercised or no longer meets the requirements for hedge accounting. Accumulated gains and losses arising from a hedging instrument will continue to be recognised in equity until the expected transaction occurs. Where a hedged transaction is no longer expected to occur, the accumulated net gains or losses are transferred to the income statement for the year.

Income statement

Revenue

Revenue comprises invoiced sales less returned goods, bonuses and discounts granted in connection with sales. Restitution funds received from the EU are included in revenue. Sale of goods is recognised when the goods have been delivered and ownership has passed to the buyer.

Cost of sales

Cost of sales includes raw materials, consumables, direct labour and indirect production costs such as maintenance and depreciation of production plant as well as administration and plant management.

Research and development expenses

Research and development expenses include costs, salaries and depreciation directly or indirectly attributable to research and development activities. Research expenses are recognised in the income statement in the year in which they are incurred. Clearly defined and identifiable development projects in which the technical degree of exploitation, adequate resources and potential market or development possibility in the enterprise are recognisable, and where it is the intention to produce, market or use the project, are recognised in intangibles where a correlation exists between the costs incurred and future earnings. Lack of regulatory approval, customer approvals and other uncertainties often imply that the requirements for recognition in the balance sheet have not been met and that development expenses are consequently expensed when incurred.

Distribution and sales expenses

Distribution and sales expenses comprise the salary expenses for sales personnel, advertising and exhibition expenses, depreciation and other indirect expenses.

Administrative expenses

Administrative expenses comprise the expenses of the administrative staff and management as well as other indirect expenses.

Other operating income

Other operating income comprises income of a secondary nature in relation to the activities, including gains on the sale of intangible assets, property, plant and equipment.

Other operating expenses

Other operating expenses comprise expenses of a secondary nature in relation to the activities, including losses on the sale of intangible assets and property, plant and equipment.

Share-based payments

For cash-settled share-based payments, a liability is recognised at the current fair value of the granted options and warrants determined at each balance sheet date until the date of exercise. Until vesting a proportionate part of the liability is recognised.

For equity-settled share-based payments, fair value determined at the grant date is expensed on a straight-line basis over the vesting period. The matching item is recognised in equity.

Recognition of both types of share-based payments is based on an estimate of shares that will eventually vest. Fair value is measured by use of the Black-Scholes model.

Government grants

Government grants, which are disclosed in a note, include EU compensation for renouncing of sugar quotas as well as grants for research, development, CO_2 allowances and investments. EU compensation for renouncing of sugar quotas and grants for research, development and CO_2 allowances are recognised as income in the income statement on a systematic basis to match the related cost. Investment grants are set off against the cost of the subsidised assets.

Special items

Special items include major income and expenditure of a non-recurring nature, including restructuring costs and EU compensation for renouncing of sugar quotas, when the renouncement has been decided and announced. The items are shown separately to facilitate the comparability of income statements and to provide a better picture of the operational results.

Income from investments in subsidiaries and associates

In the accounts of the Parent, income from investments in subsidiaries comprises dividends received and writedowns. Dividends are recognised when the right to receive dividends has been approved by the relevant company bodies. To the extent that distributed dividends exceed the accumulated earnings after acquisition, dividends are recognised as writedown of the cost of the investment.

In the consolidated accounts income from investments in associates comprises the proportionate share of associates' profit or loss after tax.

Financial income and expenses

All borrowing costs are recognised in the income statement. Financial income and expenses include interest income, interest expenses, commission for committed facilities, borrowing expenses, amortisation of financial assets and liabilities, expenses incurred on finance leases and value adjustments, including fair value adjustments of derivative financial instruments not concluded for hedging of future transactions.

Income tax expense

Income tax expense represents current tax and changes to deferred tax.

Current tax

The tax currently payable is based on the taxable profit for the year, using the applicable tax rates that have been enacted at the balance sheet date.

Deferred tax

Deferred tax is measured according to the balance sheet liability method in respect of all temporary differences between the tax base and the carrying amount of an asset or liability. Deferred tax on goodwill is not recognised unless the goodwill is tax-deductible. Taxation arising on the sale of investments in subsidiaries is not recognised in the balance sheet unless the investments are expected to be sold within a short period. The tax base of tax losses carried forward and negative deferred tax are recognised as assets when it is likely that they will reduce future tax payments within a reasonable period of time.

Deferred tax is also recognised for reversal of tax benefits arising from losses in formerly jointly taxed subsidiaries outside Denmark that are deemed to represent a tax liability. Deferred tax is measured on the basis of the regulatory tax rules and tax rates applicable at the balance sheet date when the deferred tax is expected to become current tax. Changes in deferred tax due to changes in tax rates are recognised in the income statement.

Danisco A/S is jointly taxed with all Danish subsidiaries. Current Danish corporation tax is divided between the jointly taxed enterprises relative to their taxable income. Withholding taxes relating to dividends from subsidiaries outside Denmark are recognised in the year in which the dividend is declared.

Discontinued operations

Discontinued operations are business areas that have been sold or are available for sale. Profit after tax of discontinued

operations and value adjustments after tax of related assets and liabilities are shown in a separate line in the income statement. Revenue, expenses, value adjustments and tax for the discontinued operations and cash flows from operating, investing and financing activities are disclosed in the notes.

Balance sheet

Goodwill

Goodwill is tested for impairment not less than once a year. For the purpose of impairment testing, goodwill is allocated to each of the Group's cash-generating units. Writedowns are recognised in the income statement and are not subsequently reversed.

On the disposal of investments in subsidiaries, associates or jointly controlled enterprises, the goodwill amount is included in the statement of gains or losses in connection with the disposal.

Other intangible assets

Intangible assets with definite useful lives are measured at cost less accumulated amortisation and writedowns. Amortisation is made on a straight-line basis over the estimated useful lives of the assets.

AMORTISATION PERIOD OF ASSETS

Assets	Amortisation period
Patents, licences and other intellectual property rights	up to 20 years
Software	up to 5 years

The amortisation periods are determined on the basis of management's experience in the Group's business areas and reflect in the opinion of management the best estimate of the economic useful lives of the assets.

Granted and purchased CO_2 quotas are recognised at cost equivalent to fair value at the time of grant or purchase price at the time of acquisition.

Intangible assets with indefinite useful lives are measured at cost less accumulated writedowns.

Property, plant and equipment

Property, plant and equipment are measured at cost less accumulated depreciation and writedowns.

Cost of property, plant and equipment includes costs of materials, components, production integrated software, sub-supplier services, direct labour and indirect production costs, but not interest charges and other borrowing expenses.

Property, plant and equipment are depreciated on a straight-line basis over the estimated useful lives of the assets. Depreciation is initiated when the assets are deemed to be ready for use. Land is not depreciated.

DEPRECIATION PERIOD OF ASSETS

Assets	Depreciation period
Buildings	20-40 years
Plant and machinery	10-20 years
Fixtures, fittings, tools and equipment	3-7 years

The basis of depreciation is determined subject to the residual value of the asset. The residual value is determined at the date of acquisition and reviewed annually along with the useful life. If the residual value exceeds the carrying amount of the asset, depreciation ceases.

Expenditure relating to repairs or maintenance of property, plant and equipment is recognised either as indirect production costs in the cost of inventories or directly in the income statement. Finance leases are measured in the balance sheet at the lower of the fair value of the leases and the present value of the future minimum lease payments at the time of leasing. Finance leases are subsequently depreciated on the same basis as other property, plant and equipment. Residual lease obligations are recognised in the balance sheet under liabilities, and interest charges on the lease are recognised as financial expenditure in the income statement. Lease payments under operating leases are accrued and recognised in the income statement as operating expenditure over the lease term.

The gain or loss arising on the disposal or retirement of an item of property, plant and equipment is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognised in the income statement.

Investments in subsidiaries and associates

Investments in associates are measured in the consolidated financial statements according to the equity method. The proportionate share of the enterprises' equity value determined in accordance with the Group's accounting policies is adjusted for unrealised intra-group profits and losses.

Investments in subsidiaries and associates are measured in the parent financial statements at cost less writedowns. To the extent that distributed dividends exceed the accumulated earnings after acquisition, dividends are recognised as writedown of the cost of the investment.

Other investments and securities

Other investments and securities that are classified as available for sale include listed and unlisted assets. The assets are recognised and cease to be recognised on the trading date, also where purchase or sale of securities is contractually subject to transfer within a time frame determined by the market in question. Measurement at first-time recognition is at cost and subsequently at fair value with positive adjustments recognised

in equity and net accumulated negative adjustments recognised in the income statement.

Venture investments are initially measured at cost and subsequently at fair value with adjustments recognised in the income statement as financial item.

Other receivables

Other receivables include the value of sugar quotas and other long-term receivables. The value of EU compensation for sugar quotas sold is recognised when the sale has been decided and announced. The value of the sugar quotas is recognised at fair value, which corresponds to the value that appears from the applicable EU regulation for sugar producers with deduction of the expected compensation to the growers. The final compensation to the growers is determined by national authorities. Other long-term receivables are initially measured at cost and subsequently at amortised cost or a lower value subject to individual assessment of loss.

Impairment of non-current assets

At year-end the carrying amounts of tangible and intangible assets with definite useful lives are reviewed to determine any indication of impairment. In the case of such indication, the recoverable amount of the asset is estimated in order to determine the extent of any impairment loss.

Where the asset does not generate cash flows that are deemed to be independent of other assets, an estimate is made of the recoverable amount of the unit to which the asset belongs. Assets with indefinite useful lives, including goodwill, are tested annually for impairment and if there is indication of impairment.

The recoverable amount is determined at the higher of the fair value less selling cost and the value in use. In the determination of value in use, estimated future cash flows are discounted by a discount rate reflecting market assessments of the time value of money and special risks associated with the asset for which adjustments have not been made in the estimated future cash flows.

Where the recoverable amount of the asset or unit is estimated to be lower than the carrying amount, the carrying amount is written down to the recoverable amount.

Impairment losses are recognised in the income statement. Where the impairment is subsequently reversed, the carrying amount of the asset is increased to the adjusted estimate of the recoverable amount, however not exceeding the carrying amount, which the asset would have had, had it not been written down. Reversal of impairment is recognised in the income statement. Impairment of goodwill is not reversed.

Financial non-current assets that are not measured at fair value are assessed at the balance sheet date to determine if any objective indicators exist that an asset or group of assets has been impaired. In that case, the recoverable amount of the asset is determined and where lower than the carrying amount is written down to the recoverable amount.

Inventories

Inventories are recognised on a first-in/first-out (FIFO) basis and measured at cost. Where cost exceeds the net realisable value, a writedown to this lower value is performed. Cost includes raw materials, consumables, direct labour and indirect production costs such as maintenance and depreciation of production plant and operations as well as administration and plant management. Obsolete items, including slow-moving items, are written down to net realisable value.

Receivables

Receivables mainly include trade receivables and – for the Parent – short-term loans to subsidiaries. Trade receivables are initially measured at cost and subsequently at amortised cost or a lower value subject to individual assessment of potential loss. In the Parent, fixed-interest short-term loans to subsidiaries are held to maturity and measured at amortised cost. Other receivables include the fair value of interest and currency swaps.

Equity and treasury shares

Translation reserve includes exchange rate differences arising from translation of financial statements of subsidiaries and associates from their own currencies into Danisco's reporting currency, DKK. On realisation of the net investment the exchange rate adjustments are recognised in the income statement.

Hedging reserve includes fair value adjustments of financial instruments or loans that meet the requirements for accounting hedges of future transactions. The amounts are recognised in the income statement or the balance sheet in line with recognition of the hedged transactions.

Dividends are recognised as a liability at the date of adoption at the Annual General Meeting. Proposed dividend payments for the financial year are disclosed in a note to equity. Acquisition and sale considerations for treasury shares are recognised in equity.

Pension liabilities

Fixed contributions under defined contribution plans are recognised in the income statement in the period they are related to and any contributions payable are recognised in the balance sheet as other debt.

Under defined benefit plans, Danisco is obliged to pay certain benefits upon retirement (e.g. a fixed amount or a percentage of the annual salary at the time of retirement). Commitments for defined benefit plans are determined by actuarial calculations of the present value of the commitments. The present value includes the benefits for which the employees are eligible

through their employment and is calculated on the basis of assumptions about the future development of interest rates, inflation, mortality and disability. The actuarial present value less the fair value of assets held as part of the plan is recognised in the balance sheet under provisions for pensions and similar liabilities. If the net amount is an asset, it is recognised under pension assets in the balance sheet if Danisco directly or indirectly can use the asset. Actuarial gains and losses which represent differences between the expected development of pension assets and pension commitments and the realised values are recognised in equity.

Past service costs (costs due to changes in the benefits payable) are recognised in the income statement if the employees have already earned the right to the changed benefits. Otherwise, past service costs are recognised and amortised in the income statement over the period in which the employees earn that right.

Other provisions

Other provisions primarily relate to obligations concerning acquisitions, disposals, restructuring, environmental cost and obligations to management and employees. Provisions are recognised for legal and constructive obligations that have arisen as a result of past events in the financial year or prior years, and where it is likely that the company's financial resources will be required in settling such obligations. The provisions are measured according to management's assessment of the amount by which the obligation is expected to be redeemed.

Financial liabilities

Debt is measured at the time of the loan at nominal value less capital loss and transaction expenses and subsequently at amortised cost. The difference between the loan proceeds and the nominal value is recognised as a financial item in the income statement over the term of the loan.

Cash flow statement

The cash flow statement shows cash flows from operating, investing and financing activities as well as the cash position at the beginning and end of the year. Cash flows from operating activities are determined as profit for the year adjusted for non-cash operating items, changes in working capital and corporation tax paid. Cash flows from investing activities comprise payments made on the purchase and sale of intangible, tangible and financial assets and the purchase and sale of enterprises and activities. Cash flows from financing activities comprise changes in share capital, sales and acquisition of treasury shares and dividend payments. Raising and repayments of interest-bearing debt are also included. Cash and cash equivalents comprise deposits with banks and securities with insignificant price exposure.

Information by segment

Information is provided by business and geographic areas as primary and secondary segments. Information by segment follows the Group's accounting policies and internal financial management.

Segmental income and expenditure as well as segmental assets and liabilities include the items that may be directly ascribed to the individual segment and items which can be allocated to the individual segment on a reasonable basis. In the income statement, corporate functions in particular cannot be ascribed to business segments.

Business segmental revenue, expenses and profits include inter-segment transactions. These transactions are stated at market prices. The transactions are eliminated at consolidation.

Of non-current assets, intangible assets and property, plant and equipment, long-term receivables, investments in associates as well as pension assets may be ascribed to business segments.

Current assets ascribed to business segments are comprised of inventories, trade receivables, other operating receivables and operating prepayments.

Of non-current liabilities, provisions and pension obligations may be ascribed to business segments.

Current liabilities ascribed to business segments are comprised of trade payables and other current operating payables.

Ascribing to geographic segments is based on the condition that transactions and balance sheet items can with reasonable certainty be ascribed to the individual geographic segments.

Revenue has been ascribed to geographic segments based on information on the customers' geographic location. Danisco's integrated business organisation means that the Group's results cannot with reasonable certainty be ascribed to geographic segments.

Of non-current assets, only intangible assets and property, plant and equipment have been ascribed to specific geographic segments on the basis of the reporting unit's geographic location. Likewise, current assets have been ascribed to geographic segments.

Owing to the centralisation of Danisco's finance departments, it is not deemed possible to reasonably ascribe non-current or current liabilities to geographic segments.

Notes to the income statement

2 SEGMENT REPORTING

Business segments 2006/07

Danisco's primary segments are Ingredients and Sugar. Unallocated items primarily include group functions, share-based payments and group eliminations.

(DKKm)	Ingredients	Sugar	Unallocated and group eliminations	Group
Income statement				
Revenue	13,636	6,995	(269)	20,362
Intra-group sales	(13)	(256)	269	-
External sales	**13,623**	**6,739**	-	**20,362**
Gross profit	5,755	1,373	-	7,128
Share-based payments*	-	-	21	21
EBITDA before special items	**2,516**	**948**	**(133)**	**3,331**
Depreciation before special items	(720)	(367)	(5)	(1,092)
Operating profit before special items	**1,796**	**581**	**(138)**	**2,239**
Special items	(178)	(12)	4	(186)
Operating profit	**1,618**	**569**	**(134)**	**2,053**
Net financial expenses	-	-	-	(506)
Profit before tax	-	-	-	**1,547**
Income tax expense	-	-	-	(468)
Profit for the year from continuing operations	-	-	-	**1,079**
Profit for the year from discontinued operations	-	-	-	-
Profit for the year	-	-	-	**1,079**
Balance sheet				
Goodwill	9,056	1,343	-	10,399
Non-current assets	6,410	3,576	711	10,697
Current assets	5,675	3,611	1,003	10,289
Total assets	-	-	-	**31,385**
Non-current liabilities	312	530	7,614	8,456
Current liabilities	1,772	1,291	6,917	9,980
Equity including minority interests	-	-	12,949	12,949
Total equity and liabilities	-	-	-	**31,385**
Invested capital	19,057	6,709	77	25,843
Significant non-cash expenses other than depreciation	(56)	(95)	26	(125)
Cash flow from investing activities				
Investments in intangible assets	115	69	5	189
Investments in property, plant and equipment	1,029	183	6	1,218
Purchase and sale of enterprises and activities	60	-	-	60

* Share-based payments specified by segment: Ingredients DKK 18 million, Sugar DKK 3 million, unallocated DKK 0 million.

2 SEGMENT REPORTING (CONTINUED)

Business segments 2005/06

(DKKm)	Ingredients	Sugar	Unallocated and group eliminations	Group
Income statement				
Revenue	13,289	7,881	(258)	20,912
Intra-group sales	(11)	(247)	258	-
External sales	**13,278**	**7,634**	-	**20,912**
Gross profit	5,558	1,682	-	7,240
Share-based payments*	-	-	(213)	(213)
EBITDA before special items	**2,355**	**1,319**	**(385)**	**3,289**
Depreciation before special items	(711)	(421)	2	(1,130)
Operating profit before special items	**1,644**	**898**	**(383)**	**2,159**
Special items	(322)	(506)	60	(768)
Operating profit	**1,322**	**392**	**(323)**	**1,391**
Net financial expenses	-	-	-	(497)
Profit before tax	-	-	-	**894**
Income tax expense	-	-	-	(261)
Profit for the year from continuing operations	-	-	-	**633**
Profit for the year from discontinued operations	-	-	-	(11)
Profit for the year	-	-	-	**622**
Balance sheet				
Goodwill	9,346	1,343	-	10,689
Non-current assets	6,049	4,008	993	11,050
Current assets	5,654	3,785	1,084	10,523
Total assets	-	-	-	**32,262**
Non-current liabilities	124	269	7,353	7,746
Current liabilities	1,620	1,513	8,657	11,790
Equity including minority interests	-	-	12,726	12,726
Total equity and liabilities	-	-	-	**32,262**
Invested capital	19,305	7,354	(93)	26,566
Significant non-cash expenses other than depreciation	2	(776)	(24)	(798)
Cash flow from investing activities				
Investments in intangible assets	80	122	37	239
Investments in property, plant and equipment	966	128	16	1,110
Purchase and sale of enterprises and activities	159	-	-	159

* Share-based payments specified by segment: Ingredients DKK -116 million, Sugar DKK -49 million, unallocated DKK -48 million.

2 SEGMENT REPORTING (CONTINUED)

Geographic segments
Danisco's secondary segments are the geographic distribution of activities. Revenue and receivables are specified by location of customers while the other geographic information is specified by location of the assets.

2006/07

(DKKm)	Revenue	Non-current assets	Current assets	Total	Investments in intangible assets	Investments in property, plant and equipment
Denmark	1,605	3,358	2,029	5,387	24	251
Other Nordic countries	3,864	4,351	1,917	6,268	17	187
Rest of Western Europe	4,676	5,843	2,269	8,112	51	283
Eastern Europe	1,855	316	550	866	-	17
North America	3,722	4,906	1,369	6,275	87	181
Latin America	1,214	524	595	1,119	1	41
Asia-Pacific	2,557	1,180	974	2,154	38	277
Rest of the world	869	63	214	277	-	5
Total	**20,362**	**20,541**	**9,917**	**30,458**	**218**	**1,242**

2005/06

(DKKm)	Revenue	Non-current assets	Current assets	Total	Investments in intangible assets	Investments in property, plant and equipment
Denmark	1,751	3,454	2,186	5,640	49	226
Other Nordic countries	4,053	4,658	1,884	6,542	90	144
Rest of Western Europe	4,369	4,588	2,354	6,942	29	163
Eastern Europe	1,643	322	574	896	9	14
North America	3,851	6,446	1,283	7,729	41	355
Latin America	1,144	595	569	1,164	-	55
Asia-Pacific	2,692	965	974	1,939	21	151
Rest of the world	1,409	69	288	357	-	2
Total	**20,912**	**21,097**	**10,112**	**31,209**	**239**	**1,110**

Geographic segments	Countries outside Denmark where Danisco has production or sales units
Other Nordic countries	Finland, Iceland, Norway, Sweden.
Rest of Western Europe	Austria, Belgium, France, Germany, Italy, Netherlands, Portugal, Spain, Switzerland, United Kingdom.
Eastern Europe	Croatia, Czech Republic, Estonia, Latvia, Lithuania, Poland, Romania, Russia, Serbia and Montenegro, Ukraine.
North America	Canada, USA.
Latin America	Argentina, Brazil, Chile, Colombia, Guatemala, Mexico, Peru.
Asia-Pacific	Australia, China, Japan, Korea, Malaysia, New Zealand, Singapore, Thailand.
Rest of the world	Egypt, India, South Africa, United Arab Emirates.

3 COST OF SALES

(DKKm)	2006/07	2005/06
Writedowns of inventories	(14)	(9)
Reversed writedowns of inventories	1	-

Writedowns were reversed due to increased prices.

4 EMPLOYEE EXPENSES AND STATISTICS

(DKKm)	2006/07	2005/06
Employee expenses		
Wages and salaries	(2,870)	(2,978)
Defined contribution plans	(190)	(186)
Defined benefit plans	(43)	(48)
Social security expenses etc.	(434)	(445)
Share-based payments	21	(213)
Total	**(3,516)**	**(3,870)**

See note 7 and 30 for information on share-based payments.
See note 39 for information on remuneration of management.

Employee statistics		
Average number of employees	10,423	10,636
Number of employees at 30 April	10,272	10,233
Female	3,318	3,225
Male	6,954	7,008
Total	**10,272**	**10,233**
Full-time employees	9,988	9,950
Part-time employees	284	283
Total	**10,272**	**10,233**
Denmark	2,210	2,271
Other Nordic countries	1,422	1,567
Rest of Western Europe	1,989	1,961
Eastern Europe	705	679
North America	1,437	1,410
Latin America	768	825
Asia-Pacific	1,679	1,454
Rest of the world	62	66
Total	**10,272**	**10,233**

5 DEPRECIATION, WRITEDOWNS AND AMORTISATION

(DKKm)	2006/07	2005/06
Depreciation, writedowns and amortisation for the year included in the costs below		
Cost of sales	(821)	(852)
Research and development expenses	(62)	(92)
Distribution and sales expenses	(115)	(111)
Administrative expenses	(92)	(90)
Other operating income and expenses	(2)	15
Special items	(56)	(749)
Total	**(1,148)**	**(1,879)**

6 FEES FOR AUDITORS ELECTED AT THE ANNUAL GENERAL MEETING

(DKKm)	2006/07	2005/06
Deloitte		
Audit fee	(18)	(17)
Other fees	(16)	(18)

Other fees comprised accounting assistance including assistance in the purchase of companies, tax assistance related to local tax returns and tax advisory services.

7 SHARE-BASED PAYMENTS BY FUNCTIONS

(DKKm)	2006/07	2005/06
Cost of sales	2	(28)
Research and development expenses	2	(28)
Distribution and sales expenses	4	(40)
Administrative expenses	6	(77)
Other operating expenses	7	(40)
Total	**21**	**(213)**

8 SPECIAL ITEMS

(DKKm)	2006/07	2005/06
Restructuring costs in the Ingredients business	(153)	(92)
Writedown of property, plant and equipment in the Sugar business	(56)	(547)
Sale of sugar quota	(36)	449
Integration and restructuring costs relating to acquisitions	(21)	(134)
Restructuring costs in the Sugar business	(16)	-
Reversal of production levies accrued in the Sugar business	96	-
Provision for closing of production in the Sugar business	-	(208)
Writedown of goodwill in the Sugar business	-	(200)
Recognition of fair value adjustment of inventories in relation to acquisitions	-	(96)
Reversal of provision for divested business	-	60
Total	**(186)**	**(768)**

9 FINANCIAL INCOME AND EXPENSES

(DKKm)	2006/07	2005/06
Financial income		
Financial income from bank deposits	28	26
Financial income related to other receivables	31	18
Income from other investments and securities	43	9
Exchange gains	331	430
Total	**433**	**483**
Financial expenses		
Financial expenses relating to credit institutions etc.	(607)	(552)
Loss on other investments and securities	(5)	-
Exchange losses	(327)	(428)
Total	**(939)**	**(980)**
Net gain or loss on categories of financial assets and liabilities as defined in IAS 39		
Writedowns	(4)	(5)
Financial assets at fair value in the income statement	**(4)**	**(5)**
Fair value adjustments on derivative financial instruments	1	(45)
Derivative financial instruments	**1**	**(45)**
Realised gain on sale	43	14
Available-for-sale financial assets	**43**	**14**
Net interest income and expenses	15	-
Net foreign exchange gains/losses	(526)	158
Loans and receivables	**(511)**	**158**
Net interest income and expenses	(543)	(494)
Net fee income and expenses	(1)	(1)
Net foreign exchange gains/losses	509	(124)
Financial liabilities measured at amortised cost	**(35)**	**(619)**
Total	**(506)**	**(497)**

10 INCOME TAX EXPENSE

(DKKm)	2006/07	2005/06
Current tax on profit for the year from continuing activities	(371)	(407)
Change in deferred tax	(6)	175
Other taxes, exchange adjustment, etc.	(11)	(5)
Adjustment of tax for previous years	(80)	(24)
Total	**(468)**	**(261)**
Reconciliation of tax rate before profit/loss from associates (%)		
Danish corporation tax rate	28	28
Effect of difference between tax rate for subsidiaries outside Denmark and Danish tax rate	(1)	(4)
Change in tax rate*	-	(4)
Non-taxable income and non-deductible expenses	-	6
Other, including adjustment to previous years	3	3
Effective tax rate	**30**	**29**

* Change in tax rate in 2005/06 in Denmark.

11 EARNINGS PER SHARE

(DKKm)	2006/07	2005/06
Profit for the year attributable to equity holders of the parent	1,058	564
Profit for the year from discontinued operations	-	11
Profit for the year from continuing operations attributable to equity holders of the parent	1,058	575
Special items after tax	145	570
Profit for the year from continuing operations attributable to equity holders of the parent, special items added	**1,203**	**1,145**
Average number of shares	48,927,114	49,161,117
Average number of treasury shares	(199,164)	(252,524)
Average number of shares excluding treasury shares	**48,727,950**	**48,908,593**
Average dilution effect of warrants and share options	282,091	464,133
Average number of shares, diluted	**49,010,041**	**49,372,726**
Basic earnings per share from continuing operations, DKK	21.71	11.75
Basic earnings per share from discontinued operations, DKK	-	(0.23)
Basic earnings per share, DKK	**21.71**	**11.52**
Diluted earnings per share from continuing operations, DKK	21.58	11.64
Diluted earnings per share from discontinued operations, DKK	-	(0.23)
Diluted earnings per share, DKK	**21.58**	**11.41**
Diluted earnings per share before special items and discontinued operations, DKK	**24.54**	**23.19**

Notes to the balance sheet

12 INTANGIBLE ASSETS

(DKKm)	Goodwill	Software	Patents, rights and licenses	Intangible assets under	Other	Total
Cost at 1 May 2006	10,689	460	862	39	449	12,499
Exchange rate adjustment of opening value	(320)	(6)	(27)	(1)	(27)	(381)
Additions due to acquisitions of new activities	30	-	-	-	-	30
Additions	-	15	27	100	47	189
Disposals	-	(4)	(37)	-	(1)	(42)
Transferred to (from) other items	-	32	-	(31)	-	1
Cost at 30 April 2007	**10,399**	**497**	**825**	**107**	**468**	**12,296**
Amortisation at 1 May 2006	-	(257)	(197)	-	(80)	(534)
Exchange rate adjustment of opening value	-	3	8	-	5	16
Amortisation of disposals during the year	-	1	(17)	-	2	(14)
Amortisation for the year	-	(81)	(44)	-	(27)	(152)
Amortisation at 30 April 2007	-	**(334)**	**(250)**	-	**(100)**	**(684)**
Carrying amount at 30 April 2007	**10,399**	**163**	**575**	**107**	**368**	**11,612**

(DKKm)	Goodwill	Software	Patents, rights and licenses	Intangible assets under	Other	Total
Cost at 1 May 2005	10,878	333	519	143	74	11,947
Exchange rate adjustment of opening value	156	8	11	-	3	178
Fair value adjustments due to acquisitions	128	(5)	196	-	73	392
Writedowns for the year	(200)	-	-	-	-	(200)
Additions	-	42	65	72	57	236
Disposals	(25)	(3)	(35)	-	1	(62)
Transferred to (from) other items	(248)	85	106	(176)	241	8
Cost at 30 April 2006	**10,689**	**460**	**862**	**39**	**449**	**12,499**
Amortisation at 1 May 2005	-	(189)	(134)	-	(54)	(377)
Exchange rate adjustment of opening value	-	(2)	(3)	-	(2)	(7)
Amortisation of disposals during the year	-	2	(1)	-	-	1
Amortisation for the year	-	(68)	(55)	-	(24)	(147)
Fair value adjustments	-	-	(4)	-	-	(4)
Amortisation at 30 April 2006	-	**(257)**	**(197)**	-	**(80)**	**(534)**
Carrying amount at 30 April 2006	**10,689**	**203**	**665**	**39**	**369**	**11,965**

Other intangible assets mainly include the value of customer contracts and enzyme technology. Patents, rights and licenses include trademark rights. Customer contracts, enzyme technology and trademarks rights are deemed to have indefinite useful lives and are measured at cost less impairment loss. Those assets are tested annually for impairment together with goodwill. The carrying amount of intangible assets within indefinite useful lives is DKK 238 million (2005/06 DKK 244 million).

12 INTANGIBLE ASSETS (CONTINUED)

2006/07

Goodwill is allocated to the Group's two Cash Generating Units, Ingredients and Sugar. Impairment tests are conducted annually in connection with the Board of Directors' and the Executive Board's strategic review. As a result of the impairment tests there is no basis for writing down goodwill. In the impairment test, the discounted values of future cash flows are for each unit compared against the carrying amounts.

Future cash flows are based on the budget for 2007/08, strategy plans for 2008/09 and 2009/10 and projection for the subsequent seven years. Important parameters are sales, EBIT, working capital, tangible assets and growth assumptions after the indicated 10-year period. Budget and strategy plans build on specific commercial assessments of the business areas while projections that go beyond 2009/10 build on general parameters.

For Ingredients, the most important parameters in the projection for the period 2010/11 to 2016/17 are sales growth of 4-6% (average 5.3%) and corresponding EBIT growth. Working capital is assumed to be 30-40% (average 31%) of sales and maintenance of tangible assets is 15% of sales growth. The terminal value for the period after 2016/17 is set with the assumption of 2-4% growth (average 3.3%). The rate of discount is set to a WACC of 7.5% and the tax rate payable is assumed to be 27%.

For Sugar the most important parameters have been determined on the basis of the EU sugar regime. The projection for the period 2010/11 to 2016/17 assumes a stable but lower sale than today. Strengthening of the EBIT margin compared to 2006/07 and abolishment of the extraordinary restructuring levy assume EBIT after 2009/10 to be stable and at the same level as in 2006/07. Working capital is assumed to be at a much lower level and funds tied up in tangible assets are declining throughout the period. The terminal value for the period after 2016/17 is set with the assumption of 0% growth. The rate of discount is set to a WACC of 6.5% and the tax rate payable is assumed to be 27%.

2005/06

Goodwill is allocated to the Group's two Cash Generating Units, Ingredients and Sugar. Impairment tests are conducted annually in connection with the Board of Directors' and the Executive Board's strategic review. As a result of the impairment tests there is no basis for writing down goodwill in the Ingredients segment.

On the basis of the impairment tests and the changes in the EU sugar regime, DKK 200 million of goodwill in Finland has been written down in relation to Danisco's decided quota reduction in Sugar, please see below.

In the impairment test, the discounted values of future cash flows are for each unit compared against the carrying amounts.

Future cash flows are based on the budget for 2006/07, strategy plans for 2007/08 and 2008/09 and projection for the subsequent seven years. Important parameters are sales, EBIT, working capital, tangible assets and growth assumptions after the indicated 10-year period. Budget and strategy plans build on specific commercial assessments of the business areas while projections that go beyond 2008/09 build on general parameters.

For Ingredients, the most important parameters in the projection for the period 2009/10 to 2015/16 are sales growth of 5% and corresponding EBIT growth. Working capital is assumed to be 30% of sales and maintenance of tangible assets is 15% of sales growth. The terminal value for the period after 2015/16 is set with the assumption of 2% growth. The rate of discount is 9.6% before tax, corresponding to a WACC of 7% after tax. The tax rate payable is assumed to be 27%.

For Sugar the most important parameters have been determined on the basis of the EU sugar regime. The projection for the period 2009/10 to 2014/15 assumes lower sales, which will be stabilised after 2008/09, a slightly strengthened EBIT margin, which however because of lower sales will result in a considerable decline in EBIT compared with 2005/06. EBIT will be stabilised after 2008/09. Working capital is assumed to be at a much lower level and funds tied up in tangible assets are also declining significantly. The terminal value for the period after 2014/15 is set with the assumption of 0% growth. The rate of discount is 9.6% before tax, corresponding to a WACC of 7% after tax. The tax rate payable is assumed to be 27%. As a result of the quota reduction and the development in market conditions in the EU, the Finnish production unit can no longer be expected to maintain the same market share in Finland as earlier. The writedown of DKK 200 million is recognised in the income statement.

13 PROPERTY, PLANT AND EQUIPMENT

(DKKm)	Land and buildings	Plant and machinery	Fixtures, fittings, tools and equipment	Prepayments and assets under construction	Total
Cost at 1 May 2006	5,149	11,306	1,166	565	18,186
Exchange rate adjustment of opening value	(81)	(137)	(19)	(21)	(258)
Additions due to acquisition of new activities	12	12	1	-	25
Additions	61	148	41	968	1,218
Disposals	(61)	(1,004)	(99)	(14)	(1,178)
Transferred to (from) other items	202	620	71	(894)	(1)
Cost at 30 April 2007	**5,282**	**10,945**	**1,161**	**604**	**17,992**
Depreciation and writedowns at 1 May 2006	(2,159)	(6,578)	(766)	-	(9,503)
Exchange rate adjustment of opening value	19	84	9	-	112
Depreciation of disposals during the year	25	979	84	-	1,088
Depreciation for the year	(189)	(639)	(112)	-	(940)
Writedowns for the year	(11)	(45)	-	-	(56)
Transferred (to) from other items	19	(2)	(17)	-	-
Depreciation and writedowns at 30 April 2007	**(2,296)**	**(6,201)**	**(802)**	**-**	**(9,299)**
Carrying amount at 30 April 2007	**2,986**	**4,744**	**359**	**604**	**8,693**
Carrying amount of leased assets	70	-	26	-	96

(DKKm)	Land and buildings	Plant and machinery	Fixtures, fittings, tools and equipment	Prepayments and assets under construction	Total
Cost at 1 May 2005	5,019	11,017	1,076	400	17,512
Exchange rate adjustment of opening value	51	85	14	9	159
Fair value adjustments due to acquisitions	(116)	(194)	(56)	-	(366)
Additions	88	239	127	641	1,095
Disposals	(40)	(115)	(57)	(2)	(214)
Transferred to (from) other items	147	274	62	(483)	-
Cost at 30 April 2006	**5,149**	**11,306**	**1,166**	**565**	**18,186**
Depreciation and writedowns at 1 May 2005	(1,867)	(5,515)	(686)	-	(8,068)
Exchange rate adjustment of opening value	(12)	(45)	(9)	-	(66)
Depreciation of disposals during the year	18	94	51	-	163
Depreciation for the year	(203)	(669)	(113)	-	(985)
Writedowns for the year	(96)	(448)	(3)	-	(547)
Transferred (to) from other items	1	5	(6)	-	-
Depreciation and writedowns at 30 April 2006	**(2,159)**	**(6,578)**	**(766)**	**-**	**(9,503)**
Carrying amount at 30 April 2006	**2,990**	**4,728**	**400**	**565**	**8,683**
Carrying amount of leased assets	77	-	29	-	106

Danisco changed the accounting estimates in 2005/06 for residual value of buildings and profit for the year was positively affected by DKK 16 million before tax.

13 PROPERTY, PLANT AND EQUIPMENT (CONTINUED)

(DKKm)	30 April 2007	30 April 2006
Information on non-current assets		
Financial liabilities with pledges in property, plant and equipment	192	206
Carrying amount of pledged assets	490	566
Contractual obligations to property, plant and equipment	67	64
Intercompany pledges	-	-

14 FINANCIAL ASSETS

(DKKm)	Investments in associates	Other investments and securities
Cost at 1 May 2006	12	173
Exchange rate adjustment of opening value	-	(4)
Additions	-	14
Disposals	-	(47)
Cost at 30 April 2007	12	136
Changes at 1 May 2006	-	(11)
Exchange rate adjustment of opening value	-	(1)
Share of profit for the year	5	-
Disposals	(1)	-
Other	(4)	3
Changes at 30 April 2007	-	(9)
Carrying amount at 30 April 2007	12	127

(DKKm)	Investments in associates	Other investments and securities
Cost at 1 May 2005	42	131
Fair value adjustments due to acquisitions	(30)	-
Additions	-	92
Disposals	-	(52)
Transferred to (from) other items	-	2
Cost at 30 April 2006	12	173
Changes at 1 May 2005	-	(18)
Share of profit for the year	3	-
Other	(3)	7
Changes at 30 April 2006	-	(11)
Carrying amount at 30 April 2006	12	162

14 FINANCIAL ASSETS (CONTINUED)

Investments in associates

2006/07

(DKKm)	Owner-ship in %	Revenue	Profit for the year	Assets	Liabilities	Danisco's share of equity	Danisco's share of profit for the year
Danisco Organo Food Tech Co. Ltd., Japan	49	115	-	47	42	2	-
SBU Sockemäringens BetodlingsUtveckling AB, Sweden	50	7	-	4	4	-	-
Voimavasu OY, Finland	50	156	10	150	130	10	5
Total						12	5
Goodwill at 30 April 2007						-	-
Total						12	5

2005/06

(DKKm)	Owner-ship in %	Revenue	Profit for the year	Assets	Liabilities	Danisco's share of equity	Danisco's share of profit for the year
Danisco Organo Food Tech Co. Ltd., Japan	49	139	1	51	45	3	-
SBU Sockemäringens BetodlingsUtveckling AB, Sweden	50	7	-	4	4	-	-
Cerenes OY, Finland	25	66	3	21	15	1	1
Voimavasu OY, Finland	50	157	3	166	154	5	2
Total						9	3
Goodwill at 30 April 2006						3	-
Total						12	3

15 PENSION ASSETS AND PENSION LIABILITIES

Companies in the Group have various retirement and termination plans. For defined contribution plans fixed contributions are paid to independent pension funds and Danisco has no legal or constructive obligation to pay further contributions. For defined benefit plans Danisco has an obligation to provide the agreed benefits to current and former employees. The obligation covers various salary pensions plans and to a lesser extent medical plans.

(DKKm)	30 April 2007	30 April 2006
Defined contributions plans		
Costs for current financial year	(190)	(186)
Total	**(190)**	**(186)**
Defined benefit plans		
Defined benefit obligations at 1 May	1,575	1,465
Fair value of plan assests at 1 May	1,248	1,100
Net obligations at 1 May	**327**	**365**
Defined benefit obligations at 1 May	1,575	1,465
Exchange adjustment of opening value etc.	-	(8)
Additions due to acqusition of new activities	-	7
Interest expenses	72	70
Current service costs	46	45
Member contributions	4	4
Benefit payments	(80)	(90)
Curtailments/amendments	(1)	3
	1,616	**1,496**
Actuarial gains and losses	(43)	79
Defined benefit obligations at 30 April	**1,573**	**1,575**
Fair value of plan assets at 1 May	1,248	1,100
Exchange adjustment of opening value etc.	(2)	(5)
Additions due to acquisition of new activities	-	3
Expected return on plan assets	74	70
Contributions	33	32
Member contributions	4	5
Benefit payments	(80)	(78)
	1,277	**1,127**
Actuarial gains and losses	(11)	121
Fair value of plan assets at 30 April	**1,266**	**1,248**
Net obligations at 30 April	**307**	**327**
Net obligations are recognised in the balance sheet as follows		
Pension assets	135	121
Pension liabilities	442	448
Total	**307**	**327**

15 PENSION ASSETS AND PENSION LIABILITIES (CONTINUED)

(DKKm)	30 April 2007	30 April 2006
Recognition of costs		
Interest expenses	(72)	(70)
Current service costs	(46)	(45)
Expected return on plan assets	74	70
Curtailments/amendments	1	(3)
Recognised in the income statement	**(43)**	**(48)**
Actuarial gains and losses recognised directly in equity	32	42
Total	**(11)**	**(6)**
Major categories of plan assets (%)		
Equities	33	33
Bonds and other securities	31	28
Real estate	1	1
Other	35	38
Total	**100**	**100**
Location of the defined benefit plans (%)		
United Kingdom	34	33
Belgium	16	17
Sweden	15	15
Netherlands	12	12
Finland	9	10
United States	8	8
Other	6	5
Total	**100**	**100**
Actuarial assumptions (%)		
Discount rate	4.00 - 6.00	4.00 - 6.00
Expected return on plan assets	3.50 - 8.00	3.25 - 8.00
Salary increase	3.00 - 5.00	3.00 - 5.00
Inflation	1.50 - 3.00	2.00 - 2.70
Status of defined benefit obligations		
Unfunded plans	266	259
Wholly or partly funded plans	1,307	1,316
Defined benefit obligations at 30 April	**1,573**	**1,575**

(DKKm)	30 April 2007	30 April 2006	30 April 2005
Defined benefit obligations at 30 April	1,573	1,575	1,465
Fair value of plan assets at 30 April	1,266	1,248	1,100
Net obligations at 30 April	**307**	**327**	**365**
Actuarial gains and losses on defined benefit obligations	43	(79)	(2)
Actuarial gains and losses on plan assets	(11)	121	(1)
Actuarial gains and losses recognised directly in equity	**32**	**42**	**(3)**

16 DEFERRED TAX

(DKKm)	30 April 2007	30 April 2006
Deferred tax at 1 May	1,036	1,096
Adjustment to deferred tax at 1 May	51	32
Tax concerning acquired/sold enterprises and other adjustments	-	66
Change in deferred tax recognised in income statement	6	(174)
Change in deferred tax recognised in equity	10	16
Deferred tax at 30 April	**1,103**	**1,036**
Deferred tax recognised in the balance sheet		
Deferred tax (assets)	199	242
Deferred tax (liabilities)	1,302	1,278
Total	**1,103**	**1,036**
Specification of deferred tax		
Intangible assets	468	474
Property, plant and equipment	670	659
Financial assets	42	5
Current assets	4	23
Short-tem debt	(60)	(60)
Net pension liabilities (deferred tax recognised in equity)	(14)	(24)
Other long-term debt	119	174
Tax losses carried forward	(133)	(218)
Non-capitalised tax assets regarding balance sheet items	7	3
Total	**1,103**	**1,036**
Changes in deferred tax, with the exception of tax on transactions recognised in equity, are recognised in the income statement.		
Deferred tax assets not recognised in the balance sheet		
Tax losses carried forward	119	123
The tax base of tax losses allowed for carryforward has not been recognised, as it is not deemed likely that the deferred tax assets will be utilised within the foreseeable future.		
Deferred tax liabilities not recognised in the balance sheet		
Temporary differences concerning investments in subsidiaries and associates	138	125

Deferred tax liabilities in respect of the above are not recognised as Danisco is able to control whether the liability will be realised and it is deemed likely that the liability will not be realised within the foreseeable future.

17 OTHER RECEIVABLES

(DKKm)	30 April 2007	30 April 2006
Non-current		
Receivable from sale of sugar quotas	236	449
Other	82	105
Total	318	554
Current		
Receivable from sale of sugar quotas	198	-
Sugar restitutions	31	192
VAT	20	73
Derivative financial instruments	256	373
Other	373	275
Total	878	913

18 INVENTORIES

(DKKm)	30 April 2007	30 April 2006
Inventories recognised at net realisable value	321	55
Inventories pledged as security for debt	5	6

19 MATURITY ANALYSIS OF FINANCIAL LIABILITIES

(DKKm)	30 April 2007	30 April 2006
Remaining contractual maturities		
Within 1 year	7,663	9,431
Between 2 and 5 years	1,275	5,353
Over 5 years	5,004	116
Total	13,942	14,900

20 FINANCE LEASE OBLIGATIONS

All leasing obligations are usually subject to a fixed repayment scheme and none of the agreements contain provisions on conditional leasing services apart from provisions on indexation based on public indexes.

(DKKm)	30 April 2007 Minimum lease payments	30 April 2007 Present value of minimum lease payments	30 April 2006 Minimum lease payments	30 April 2006 Present value of minimum lease payments
Maturity of finance lease obligations				
Within 1 year	6	4	6	4
Between 2 and 5 years	22	16	24	17
Over 5 years	25	21	31	24
Total	**53**	**41**	**61**	**45**
Finance charge for future expenditure	12		16	
Total	**41**		**45**	

The fair market value of fixed-rate leasing obligations, calculated at the present value of future repayments and interest payments by applying the present market interest rate as the discounting factor, does not differ significantly from the calculated present value of the minimum leasing services.

21 OTHER PROVISIONS

(DKKm)	Acquisitions	Restructuring	Other	30 April 2007 Total	30 April 2006 Total
Other provisions at 1 May	71	259	172	502	381
Exchange adjustment of opening value etc.	(4)	1	(1)	(4)	7
Fair value adjustments due to acqusitions	-	-	-	-	40
Transferred to (from) other items	-	-	-	-	(80)
Provisions for the year	44	88	25	157	257
Provisions reversed	(2)	(2)	(20)	(24)	(74)
Provisions utilised during the year	(85)	(51)	(61)	(197)	(29)
Other provisions at 30 April	**24**	**295**	**115**	**434**	**502**
Analysed by					
Non-current liabilities				314	376
Current liabilities				120	126
Total				**434**	**502**

Provisions for restructuring reflect costs to related closure of Sugar factories and restructuring within the Ingredients segment. Other provisions include primarily environmental costs, obligations to management and employees and pending litigations.

22 CHANGES IN EQUITY

(DKKm)	Share capital	Hedging reserve	Translation reserve	Retained earnings	Total	Minority interests	Total equity
Equity at 1 May 2006	978	352	(724)	11,802	12,408	318	12,726
Total recognised income and expense for the year	-	(97)	(416)	1,100	587	19	606
Dividends paid	-	-	-	(328)	(328)	(32)	(360)
Capital increase	1	-	-	-	1	-	1
Equity-settled share-based payments	-	-	-	12	12	-	12
Acquisition of treasury shares	-	-	-	(123)	(123)	-	(123)
Sale of treasury shares	-	-	-	87	87	-	87
Total change in equity	**1**	**(97)**	**(416)**	**748**	**236**	**(13)**	**223**
Equity at 30 April 2007	**979**	**255**	**(1,140)**	**12,550**	**12,644**	**305**	**12,949**

(DKKm)	Share capital	Hedging reserve	Translation reserve	Retained earnings	Total	Minority interests	Total equity
Equity at 1 May 2005	994	(1)	(749)	11,709	11,953	333	12,286
Total recognised income and expense for the year	-	353	25	449	827	58	885
Dividends paid	-	-	-	(330)	(330)	(73)	(403)
Capital increase	-	-	-	10	10	-	10
Reduction of share capital through cancellation of treasury shares	(16)	-	-	16	-	-	-
Acquisition of treasury shares	-	-	-	(52)	(52)	-	(52)
Total change in equity	**(16)**	**353**	**25**	**93**	**455**	**(15)**	**440**
Equity at 30 April 2006	**978**	**352**	**(724)**	**11,802**	**12,408**	**318**	**12,726**

23 SHARE CAPITAL AND TREASURY SHARES

Share capital	Number	Nominal value (DKK '000)
Share capital at 1 May 2006	48,924,445	978,489
Shares issued (warrant programme)	4,050	81
Share capital at 30 April 2007	**48,928,495**	**978,570**

	Number	Nominal value (DKK '000)
Share capital at 1 May 2005	49,688,552	993,771
Reduction of share capital by cancellation of treasury shares	(786,750)	(15,735)
Shares issued (warrant programme)	22,643	453
Share capital at 30 April 2006	**48,924,445**	**978,489**

As at 30 April 2007, the Board of Directors is authorised to increase the share capital or issue convertible bonds for an amount corresponding to a potential increase of the share capital of DKK 250 million. If the subscription price in connection with an increase of the share capital corresponds to the market price or if the convertible loans are issued at a subscription price and conversion price which in the aggregate at least corresponds to the market price of the shares at the time of the Board of Director's decision, the Board of Directors may decide that subscription is made without preemptive right for existing shareholders. The authorisation is effective until 28 August 2008.

Moreover, the Board of Directors is authorised to increase the share capital in connection with the employees' exercise of warrants under the warrant programme established in 2002. See note 30.

For information regarding development of share capital see Shareholder information.

Treasury shares	Number	Nominal value (DKK '000)	% of share capital
Holding at 1 May 2006	103,200	2,064	0.21
Purchase	248,000	4,960	0.51
Redemption of share options	(186,054)	(3,721)	(0.38)
Holding at 30 April 2007	**165,146**	**3,303**	**0.34**

	Number	Nominal value (DKK '000)	% of share capital
Holding at 1 May 2005	786,750	15,735	1.58
Purchase	103,200	2,064	0.21
Reduction of share capital	(786,750)	(15,735)	(1.58)
Holding at 30 April 2006	**103,200**	**2,064**	**0.21**

The market value of treasury shares at 30 April 2007 was DKK 73 million (2005/06 DKK 52 million). The purchase amount of treasury shares this year was DKK 123 million (2005/06 DKK 52 million). The purpose of the holding of treasury shares at 30 April 2007 is to hedge Danisco's share option programme.

24 CORPORATION TAX

(DKKm)	30 April 2007	30 April 2006
Corporation tax payable at 1 May	123	314
Fair value adjustments due to acquisitions	-	(19)
Adjustment concerning previous years	40	5
Tax on changes in equity	(18)	67
Current tax on profit for the year	371	400
Tax paid during the year	(536)	(643)
Corporation tax payable at 30 April	(20)	123
Corporation tax payable is recognised in the balance sheet as follows		
Corporation tax (assets)	290	149
Corporation tax (liabilities)	270	272
Total	(20)	123

25 OTHER PAYABLES

(DKKm)	30 April 2007	30 April 2006
Non-current		
Share-based payments	15	57
Other items	67	77
Total	82	134
Current		
Production and absorption levies	422	390
Wages, salaries, holiday pay, etc.	544	518
Share-based payments	85	151
VAT and other taxes	120	131
Other items	717	707
Total	**1.888**	**1.897**

Notes to the cash flow statement

26 PURCHASE OF ENTERPRISES AND ACTIVITIES

2006/07

Businesses acquired	Principal activity	Date of acquisition	Proportion of shares acquired	Holding of votes acquired
Danisco (Zhangjiagang) Textural Ingredients Co., Ltd.	Production and sale	23 August 2006	100%	100%

(DKKm)	Danisco (Zhangjiagang) Carrying amount	Fair value adjustments	Opening balance at fair value
Property, plant and equipment	25	-	25
Inventories	5	-	5
Net assets	30	-	30
Goodwill on purchase of enterprises and activities			30
Cash purchase amount			60
Financial liabilities			-
Total cost of acquisition			60
Components of the cash purchase amount			
Cash			55
Directly attributable acquisition costs			5
Cash purchase amount			60

2006/07
Danisco acquired 100% of the shares in Danisco (Zhangjiagang) Textural Ingredients Co., Ltd. on 23 August 2006. Since the acquisition date the effect on Danisco's revenue and EBIT is DKK 42 million and DKK -1 million. Fair value adjustments are made on a preliminary basis and adjustments may occur during the next financial year due to scarcity of information. Costs directly attributable to the acquisition include legal and audit fees and other directly attributable expenses.

2005/06
The opening balance of acquisitions was recognised in the 2004/05 financial statements on a preliminary basis.

Genencor International Inc.
The measurement of the acquired assets and liabilities was concluded in 2005/06, and the basis for their recognition and the calculation of goodwill was established. The measurement of the intangible assets was based on identification of cash generating values. Where it has been possible to relate the values directly to the earnings of the business, this has been used as the basis of the measurement. For technologies and other values not directly related to the cash flows of earnings, the measurement has been determined on the basis of replacement cost. The calculations are based on a WACC of 9%.

The fair value measurements have resulted in identification of total intangible assets of DKK 514 million and a consequent fair value adjustment against the carrying amounts of DKK 264 million. The most important identified intangible assets are patents of DKK 178 million, technology related to enzyme production of DKK 103 million, and customer contracts, licenses and other intangible assets of DKK 225 million.

The measurement of property, plant and equipment has for all major buildings and plants been based on external valuations. Production equipment and other non-current assets have primarily been measured by the company's own production engineers. The fair value measurements have resulted in writedowns of DKK 366 million of property, plant and equipment, mainly buildings and production equipment in the USA, Belgium and Finland, which due to geographical location, wear and tear and reduced useful lives carry a lower fair value.

The fair value adjustment of deferred tax and tax payable is related to the above adjustments of intangible and tangible assets and to estimated tax liabilities associated with events before the date of acquisition.

Other fair value adjustments of acquisitions
Fair value adjustment of Danisco Sweeteners (Anyang) Co. Ltd. concerns adjustment of deferred tax liabilities. Fair value adjustment of Rhodia Food Ingredients concerns adjustment of shares in the associate Danisco Organo FoodTech Co. Ltd.

26 PURCHASE OF ENTERPRISES AND ACTIVITIES (CONTINUED)

2005/06

Danisco did not buy any enterprises in 2005/06. The opening balance sheet acquisitions in 2004/05 was adjusted to fair value in 2005/06. The effect is shown below.

	Genencor					
(DKKm)	Carrying amount prior to acquisition	Fair value adjustments in 2004/05	Preliminary opening balance at fair value at 30 April 2005	Fair value adjustments in 2005/06	Reclassification of preliminary opening balance	Final opening balance at fair value
Intangible assets	-	-	-	264	250	514
Property, plant and equipment	696	-	696	(366)	-	330
Financial assets	101	(4)	97	1	-	98
Inventories	242	58	300	(15)	-	285
Receivables and prepayments	277	-	277	(2)	-	275
Cash and cash equivalents	551	-	551	-	-	551
Minority interests	(1)	-	(1)	-	-	(1)
Other provisions	(56)	-	(56)	(40)	-	(96)
Provisions for deferred tax	(17)	(22)	(39)	(71)	-	(110)
Financial liabilities	(106)	-	(106)	(5)	-	(111)
Non-interest-bearing debt	(136)	(78)	(214)	-	-	(214)
Corporation tax	(22)	-	(22)	19	-	(3)
Net assets	**1,529**	**(46)**	**1,483**	**(215)**	**250**	**1,518**
Goodwill on purchase of enterprises and activities			2,597	192	(250)	2,539
Adjustment of cash and cash equivalents			(551)	-	-	(551)
Cash purchase amount			**3,529**	**(23)**	**-**	**3,506**

Total fair value adjustments of acquisitions for the year	Total fair value	Transferred to equity	Transferred to goodwill
Genencor International Inc.	192	(90)	102
Danisco Sweeteners (Anyang) Co., Ltd.	(4)	-	(4)
Rhodia Food Ingredients	30	-	30
Total	**218**	**(90)**	**128**

27 ADJUSTMENTS TO THE CASH FLOW STATEMENT

(DKKm)	2006/07	2005/06
Recognition of fair value adjustment of inventories in relation to aquisitions	-	96
Profit/loss on disposal of non-current assets	(5)	11
Other provisions	(63)	155
Share-based payments recognised in the income statement	(21)	213
Share-based payments non-cash	96	(84)
Special items non-cash	(171)	(540)
Receivable from sale of sugar quotas	16	(449)
Other non-cash adjustments recognised in the income statement	(3)	24
Total	**(151)**	**(574)**

28 CHANGE IN WORKING CAPITAL

(DKKm)	2006/07	2005/06
Change in inventories	94	471
Change in receivables	134	282
Change in payables	91	(62)
Total	**319**	**691**

29 CHANGE IN NET INTEREST-BEARING DEBT

(DKKm)	2006/07	2005/06
Net interest-bearing debt at 1 May	13,224	13,847
Exchange adjustment of opening value etc.	(244)	135
Fair value adjustments due to acquisitions	-	(25)
Currency hedging of net investments in subsidiaries	-	(99)
Change in financial liabilities	(789)	(1,105)
Change in cash and cash equivalents	25	351
Reversal of change in non-interest-bearing financial liabilities	45	42
Other movements	(39)	78
Net interest-bearing debt at 30 April	**12,222**	**13,224**

30 SHARE-BASED PAYMENTS

The purpose of Danisco's share-based payment programmes is to motivate and retain employees and management and to encourage common goals for employees, management and shareholders.

Programmes issued before 2006/07 are exercisable through cash settlement and share settlement (cash-settled programmes), whereas programmes issued in 2006/07 are exercisable through share settlement only (equity-settled programmes).

Options and warrants entitle employees and management to buy or subscribe for a number of shares of DKK 20 each at a fixed price. The number of shares to be acquired under the programmes total 1.6 million (2005/06 1.4 million) corresponding to 3.4% (2005/06 2.9%) of the share capital less treasury shares.

The table shows number of shares, strike prices and the theoretical market value estimated according to the Black-Scholes model. The model assigns the following assumptions: volatility 16.45% (2005/06 15.7%), dividend DKK 7.50 per share (2005/06 DKK 6.75), interest rate 4% (2005/06 4%), actual date of exercise is in the middle of the period during which exercise may take place, and that close to 100% of the warrants and options granted are exercised. Volatility has been calculated on the basis of three years' performance of the Danisco stock. The Danisco share price was DKK 443 (2005/06 DKK 502) at the financial year-end.

In the financial year, a total of DKK 21 million was recorded as income (2005/06 expense of DKK 213 million). For cash-settled programmes, DKK 33 million was recorded as income, while for equity-settled programmes DKK 12 million was expensed. For cash-settled programmes, the accrued provision was DKK 99 million (2005/06 DKK 208 million), and the unaccrued provision computed according to the Black-Scholes model was DKK 106 million (2005/06 DKK 254 million). For equity-settled programmes, an accrued amount of DKK 12 million was recognised in the income statement, corresponding to 30% of the total amount expected to be expensed over the vesting period.

The average daily closing price of the Danisco stock at the OMX Copenhagen Stock Exchange was DKK 459 in 2006/07 (2005/06 DKK 434).

Cash-settled programmes

Warrant programme established in 2002/03

The programme was offered to all employees who had been employed for not less than one year at the time of the programme, with the exception of employees included in Danisco's share option programmes. More than 6,000 employees participated in the programme, and the subscription price is DKK 299, which was fixed as the share price level on the date of Danisco's Annual General Meeting in 2002 with a premium of 2.5% a year until 5 September 2005.

The warrants vested on 5 September 2005 for exercise in the period 5 September 2005 to 4 September 2007.

Share option programme established in 2003/04

The exercise price of the programme is DKK 264, which has been fixed as the share price level at the time of announcement of the 2002/03 annual results with a premium of 5%. The options vested on 1 May 2006 for exercise in the period 1 May 2006 to 1 May 2009.

Share option programme established in 2004/05

The exercise price of the programme is DKK 330, which has been fixed as the share price level at the time of announcement of the 2003/04 annual results with a premium of 10%. The options will vest on 1 May 2007 for exercise in the period 1 May 2007 to 1 May 2010.

Share option programmes established in 2005/06

The exercise price of the programme is DKK 457, which has been fixed as the share price level at the time of announcement of the 2004/05 annual results with a premium of 10%. The options will vest on 1 May 2008 for exercise in the period 1 May 2008 to 1 May 2011.

The new CEO was granted 76,500 options when he took up his position with an exercise price of DKK 440 corresponding to the share price level at the time of the contract in mid-August 2005 with a premium of 10%. The options can be exercised in three tranches of 25,500 each on 1 June 2006, 2007 and 2008 and three years ahead.

Equity-settled programmes

Share option programmes established in 2006/07

The exercise price of the programme is DKK 473, which has been fixed as the share price level at the time of announcement of the 2005/06 annual results with a premium of 10%. The options will vest on 1 May 2009 for exercise in the period 1 May 2009 to 1 May 2012. The fair value of the programme at grant date was DKK 25 million.

A share option programme for senior executives in Genencor was established in 2006. The exercise price of the programme is DKK 490 corresponding to the share price at grant date. The options will vest on 1 May 2009 for exercise in the period 1 May 2009 to 1 May 2012. The fair value of the programme at grant date was DKK 16 million.

Social taxes

To cover social taxes, which are levied in some countries, a liability of DKK 2 million is recognised (2005/06 DKK 2 million).

30 SHARE-BASED PAYMENTS (CONTINUED)

CASH-SETTLED PROGRAMMES

Number	Executive Board	Managerial staff	Other employees	Total
Granted 2002/03, strike price 299				
Outstanding 1 May 2006	-	-	146,668	146,668
Forfeited and transferred	-	-	(622)	(622)
Exercised	-	-	(49,827)	(49,827)
Outstanding 30 April 2007	-	-	**96,219**	**96,219**
Accrued liability, DKKm	-	-	14	14
Total liability, DKKm	-	-	14	14
Remaining contractual life, years	-	-	0.3	0.3
Granted 2003/04, strike price 264				
Outstanding 1 May 2006	154,023	323,477	13,500	491,000
Forfeited and transferred	(62,069)	(11,750)	71,819	(2,000)
Exercised	(91,954)	(204,927)	(7,500)	(304,381)
Outstanding 30 April 2007	-	**106,800**	**77,819**	**184,619**
Accrued liability, DKKm	-	20	14	34
Total liability, DKKm	-	20	14	34
Remaining contractual life, years	-	2.0	2.0	2.0
Granted 2004/05, strike price 330				
Outstanding 1 May 2006	80,000	209,000	1,000	290,000
Forfeited and transferred	(32,000)	(23,500)	52,500	(3,000)
Outstanding 30 April 2007	**48,000**	**185,500**	**53,500**	**287,000**
Accrued liability, DKKm	6	23	7	36
Total liability, DKKm	6	23	7	36
Remaining contractual life, years	3.0	3.0	3.0	3.0
Granted 2005/06, strike price 457				
Outstanding 1 May 2006	130,000	253,000	-	383,000
Forfeited and transferred	(50,000)	(7,500)	57,500	-
Outstanding 30 April 2007	**80,000**	**245,500**	**57,500**	**383,000**
Accrued liability, DKKm	3	8	2	13
Total liability, DKKm	4	12	3	19
Remaining contractual life, years	4.0	4.0	4.0	4.0
Granted 2005/06, strike price 440				
Outstanding 1 May 2006	76,500	-	-	76,500
Outstanding 30 April 2007	**76,500**	-	-	**76,500**
Accrued liability, DKKm	3	-	-	3
Total liability, DKKm	3	-	-	3
Remaining contractual life, years	3.1	-	-	3.1

30 SHARE-BASED PAYMENTS (CONTINUED)

EQUITY-SETTLED PROGRAMMES

Number	Executive Board	Managerial staff	Other employees	Total
Granted 2006/07, strike price 473				
Outstanding 1 May 2006	50,000	-	-	50,000
Granted	110,000	268,500	-	378,500
Forfeited and transferred	(50,000)	(4,500)	54,500	-
Outstanding 30 April 2007	**110,000**	**264,000**	**54,500**	**428,500**
Accumulated amount recognised in the income statement, DKKm	2	5	3	10
Total amount to be recognised in the income statement, DKKm	6	16	3	25
Remaining contractual life, years	5.0	5.0	5.0	5.0
Granted 2006/07, strike price 490				
Outstanding 1 May 2006	-	-	-	-
Granted	-	191,500	-	191,500
Forfeited and transferred	-	(13,000)	13,000	-
Outstanding 30 April 2007	-	**178,500**	**13,000**	**191,500**
Accumulated amount recognised in the income statement, DKKm	-	3	-	3
Total amount to be recognised in the income statement, DKKm	-	15	1	16
Remaining contractual life, years	-	5.0	5.0	5.0

30 SHARE-BASED PAYMENTS (CONTINUED)

Outstanding contracts at 30 April 2007

	Executive Board		Managerial staff		Other employees*		Total	
	Number	Average strike price	Number	Average strike price	Number	Average strike price	Number	Average strike price
Outstanding 1 May 2006	490,523	383	785,477	344	161,168	296	1,437,168	352
Granted	110,000	473	460,000	480	-	-	570,000	479
Forfeited and transferred	(194,069)	378	(60,250)	378	248,697	378	(5,622)	378
Exercised	(91,954)	264	(204,927)	264	(57,327)	294	(354,208)	269
Outstanding 30 April 2007	**314,500**	**439**	**980,300**	**422**	**352,538**	**355**	**1,647,338**	**411**
Exercisable 30 April 2007	25,500	-	106,800	-	174,038	-	306,338	-
Average remaining contractual life, years	4.0	-	4.0	-	2.6	-	3.7	-

Outstanding contracts at 30 April 2006

	Executive Board		Managerial staff		Other employees*		Total	
Total	Number	Average strike price	Number	Average strike price	Number	Average strike price	Number	Average strike price
Outstanding 1 May 2005	304,000	287	470,500	290	1,099,437	299	1,873,937	295
Granted	256,500	470	253,000	457	-	-	509,500	464
Forfeited and transferred	(69,977)	287	61,977	287	(9,961)	287	(17,961)	287
Exercised	-	-	-	-	(928,308)	299	(928,308)	299
Outstanding 30 April 2006	**490,523**	**383**	**785,477**	**344**	**161,168**	**296**	**1,437,168**	**352**
Exercisable 30 April 2006	-	-	-	-	146,668	-	146,668	-
Average remaining contractual life, years	4.2	-	3.9	-	1.5	-	3.7	-

* Other employees cover non-managerial staff and retired employees.

2006/07

Executive Board	Outstanding 1 May 2006	Granted	Forfeited and transferred	Exercised	Outstanding contracts at 30 April 2007	Average share price	Accrued liability, DKKm	Total liability, DKKm
Tom Knutzen	76,500	40,000	-	-	116,500	451	4	4
Søren Bjerre-Nielsen	109,977	35,000	-	(45,977)	99,000	432	5	5
Mogens Granborg	109,977	35,000	-	(45,977)	99,000	432	5	5
Alf Duch-Pedersen	194,069	-	(194,069)	-	-	-	-	-
Total	**490,523**	**110,000**	**(194,069)**	**(91,954)**	**314,500**	**439**	**14**	**14**

2005/06

Executive Board	Outstanding 1 May 2005	Granted	Forfeited and transferred	Exercised	Outstanding contracts at 30 April 2006	Average share price	Accrued liability, DKKm	Total liability, DKKm
Tom Knutzen	-	76,500	-	-	76,500	440	2	8
Søren Bjerre-Nielsen	69,977	40,000	-	-	109,977	349	15	20
Mogens Granborg	69,977	40,000	-	-	109,977	349	15	20
Alf Duch-Pedersen	94,069	100,000	-	-	194,069	398	30	30
Total	**234,023**	**256,500**	**-**	**-**	**490,523**	**383**	**62**	**78**

31 DISCONTINUED OPERATIONS

(DKKm)	30 April 2007	30 April 2006
Key figures and financial ratios for discontinued operations		
Special items	-	(18)
Profit before tax	-	(18)
Income tax expense	-	7
Profit for the year from discontinued operations	-	(11)
Cash flow from operating activities	-	(94)
Cash flow from investing activities	-	83
Cash flow from discontinued operations	-	(11)

In 2005/06 Danisco sold Genencor's Health Care activities to Cambridge Antibody Technology plc (CAT). Danisco received shares in CAT equivalent of USD 14 million at market price. Subsequently the shares have been sold at a profit of DKK 44 million.

32 CONTINGENT ASSETS AND CONTINGENT LIABILITIES

(DKKm)	30 April 2007	30 April 2006
Guarantees and other financial commitments		
Guarantees and other financial commitments	329	492
Total	**329**	**492**
Operating lease and rental liabilities		
Maturity of operating lease and rental liabilities:		
Within 1 year	99	102
Between 2 and 5 years	245	220
Over 5 years	151	180
Total	**495**	**502**
Minimum lease payments recognised in the income statement	116	117
Contingent rents	2	-

Operating lease and rental liabilities
Danisco solely has leases which by their nature and content do not deviate from ordinary leases. The leases cover buildings, production plants and other equipment, including a water treatment plant.

Legal proceedings pending
Certain claims have been raised against Danisco. In the opinion of management, the outcome of these proceedings will not have any material effect on the financial position of Danisco.

33 GOVERNMENT GRANTS

During the financial year Danisco received government grants for research and development of DKK 9 million (2005/06 DKK 12 million) and DKK 26 million (2005/06 DKK 18 million) for other purposes.

Further Danisco was granted quotas of 655,326 tonnes of CO_2 allowances. The value at grant date was DKK 27 million, and the quotas match the expected emission tax. For 2005/06 Danisco was granted a corresponding quota of 655,326 tonnes, with a value at grant date of DKK 69 million.

In connection with the new EU sugar market regulation and decision to close sugar factories, Danisco expensed net DKK 506 million in 2005/06, of which DKK 449 million was estimated income from the sale of sugar quotas in Sweden and Finland.

34 CATEGORIES OF FINANCIAL ASSETS AND LIABILITIES AS DEFINED IN IAS 39

(DKKm)	30 April 2007	30 April 2006
FINANCIAL ASSETS (IAS 39)		
Non-current assets		
Other receivables	318	554
Receivables	**318**	**554**
Other investments and securities (other shareholdings)	48	91
Available-for-sale financial assets	**48**	**91**
Other investments and securities (venture investments)	79	71
Fair value recognised in the income statement	**79**	**71**
Current assets		
Trade receivables	3,297	3,390
Other receivables	198	-
Cash and cash equivalents	372	411
Receivables	**3,867**	**3,801**
Other receivables (derivative financial instruments)	256	373
Held for trading	**256**	**373**
FINANCIAL LIABILITIES (IAS 39)		
Non-current liabilities		
Mortgage debt	175	190
Other credit institutions	6,104	5,279
Financial liabilities measured at amortised cost	**6,279**	**5,469**
Current liabilities		
Mortgage debt	17	16
Other credit institutions	6,243	8,138
Trade payables	1,396	1,252
Financial liabilities measured at amortised cost	**7,656**	**9,406**
Other payables (derivative financial instruments)	7	25
Held for trading	**7**	**25**

35 LIQUIDITY AND INTEREST RATE MANAGEMENT

(DKKm)	2006/07	2005/06
Interest-bearing debt		
Non-current mortgage and credit institutions debt	6,316	5,469
Current mortgage and credit institutions debt	6,264	8,154
Gross interest-bearing debt	**12,580**	**13,623**
Other interest-bearing receivables and debt	14	12
Cash and cash equivalents	(372)	(411)
Net interest-bearing debt	**12,222**	**13,224**

35 LIQUIDITY AND INTEREST RATE MANAGEMENT (CONTINUED)

(DKKm)	2006/07	2005/06
Maturity profile of committed credit facilities		
Within 1 year	67	4,227
Between 2 and 5 years	6,840	10,895
Over 5 years	4,992	122
Total	**11,899**	**15,244**
3-month money market rates (%)		
DKK	4.22	2.96
USD	5.36	5.13
EUR	4.02	2.85
SEK	3.60	2.28
JPY	0.67	0.11
GBP	5.73	4.67
Interest profile for interest rate swaps (%)		
Interest rate swap in DKK (nominal value of DKK 3,500 million and fixed interest rate at 3.92%)	4.08	2.82
Interest rate swap in USD (nominal value of USD 600 million and fixed interest rate at 4.47%)	5.35	5.02

In addition to committed credit facilities Danisco has access to substantial uncommitted credit facilities. Some of Danisco's committed credit facilities have provisions in respect of creditor approval in case of change of control.

The major part of Danisco's funding – before management of interest rate risk – is obtained at 3-month money market rates with the addition of a margin reflecting Danisco's solid credit rating. Interest rate risk is managed through interest rate swap agreements on which Danisco pays a fixed rate and receives a floating rate. The proportion of gross interest-bearing debt with fixed interest rates is approximately 56%. Financial risk management is stated in the Risk management section.

36 RECEIVABLES AND FINANCIAL LIABILITIES MEASURED AT AMORTISED COST

	30 April 2007		30 April 2006	
(DKKm)	Carrying amount	Fair value	Carrying amount	Fair value
Other receivables	318	318	554	554
Non-current receivables	**318**	**318**	**554**	**554**
Mortgage debt	175	207	190	225
Other credit institutions	6,104	6,105	5,279	5,282
Non-current financial liabilities	**6,279**	**6,312**	**5,469**	**5,507**

Fair value is calculated as present value of expected future cash flows using the current market interest rates for the different currencies and terms.

37 DERIVATIVE FINANCIAL INSTRUMENTS

(DKKm)	30 April 2007 Nominal value	30 April 2007 Term to maturity, months	30 April 2007 Fair value	30 April 2006 Nominal value	30 April 2006 Term to maturity, months	30 April 2006 Fair value
CASH FLOW HEDGES						
Interest rate swaps						
DKK	3,500	107	123	3,500	119	80
USD	3,286	98	122	3,571	110	254
Total	6,786	102	245	7,071	114	334
Forward exchange contracts						
DKK	53	4	-	362	4	-
USD	147	5	-	(200)	5	-
EUR	(167)	5	-	(124)	5	-
JPY	(137)	6	-	(170)	6	-
SEK	145	5	-	308	5	-
GBP	-	-	-	(12)	6	-
Other	(42)	4	-	(158)	5	-
Total	(1)	5	(4)	6	5	5
Futures						
Sale of sugar	-	3	-	-	4	(4)
Purchase of oil	-	4	3	-	6	12
Purchase of electricity	-	13	(7)	-	-	-
Total	-	7	(4)	-	5	8
FAIR VALUE HEDGES						
Forward exchange contracts						
DKK	(6,085)	1	-	(3,068)	1	-
USD	217	1	-	(73)	-	-
EUR	4,900	1	-	3,306	1	-
JPY	(205)	1	-	(247)	1	-
SEK	1,069	1	-	95	-	-
GBP	215	1	-	99	1	-
Other	(100)	1	-	(114)	1	-
Total	11	1	12	(2)	1	(2)
Futures						
Export licences and sales contracts	-	-	-	-	8	3
Total	-	-	-	-	8	3
Total derivative financial instruments	-	-	249	-	-	348

The market value of contracts concluded for hedging purposes and which continue to serve as hedging of future transactions is recognised directly in equity. Value adjustment of contracts that do not serve as hedging of future transactions is recognised in the income statement.
The Group concludes:
- Forward exchange contracts to hedge the exchange risk of future sales or purchases in foreign currencies.
- Interest rate swap contracts to hedge the risk of future increases in floating interest rates.
- Oil and electricity contracts to hedge the risk of future increases in oil and electricity prices.

All contracts have been entered in an active market.
Financial risk management is stated in the Risk management section.

38 NET INVESTMENTS BY CURRENCY

Net investments in foreign subsidiaries and associates by currency.

	30 April 2007			30 April 2006		
(DKKm)	Net investments	Hedged	Not hedged	Net investments	Hedged	Not hedged
EUR	9,788	-	9,788	8,746	-	8,746
USD	3,339	96	3,243	4,405	284	4,121
SEK	1,327	-	1,327	1,501	-	1,501
GBP	1,302	-	1,302	1,260	-	1,260
CNY	611	-	611	443	-	443
MXN	506	-	506	502	-	502
LTL	267	-	267	302	-	302
Other	1,737	-	1,737	1,775	-	1,775
Total	18,877	96	18,781	18,934	284	18,650

Net investments in foreign subsidiaries and associates are solely currency hedged on a selective basis. Exchange rate adjustments of net investments in foreign subsidiaries and associates are recognised in equity. At 30 April 2007 the main exposures were in EUR and USD. A change of the exchange rate of EUR and USD of 1% and 10% respectively will mean changes in equity of DKK 98 million (2005/06 DKK 88 million) and DKK 324 million (2005/06 DKK 412 million).

39 TRANSACTIONS WITH RELATED PARTIES

Related parties include subsidiaries, associates and post-employment benefit plans for the benefit of employees. The members of the Board of Directors and the Executive Board of Danisco A/S and the close family members of these persons are also considered as related parties.

(DKKm)	30 April 2007	30 April 2006
Transactions with associates		
Sale of goods	-	16

Transactions with associates include transactions with Danisco Organo Food Tech Co., Ltd.

Transactions with post-employment benefit plans
See note 15 for information on transactions with post-employment benefit plans.

39 TRANSACTIONS WITH RELATED PARTIES (CONTINUED)

Compensation of key management personnel

Emoluments to the Board of Directors total DKK 3.5 million (2005/06 DKK 3.6 million). Emoluments for each member are DKK 300,000 (2005/06 DKK 300,000). An additional fee is paid to the Chairman and the Deputy Chairmen of 150% and 50% respectively.

No member of the Board of Directors has been employed by the Group during the 2006/07 financial year, with the exception of the members of the Board of Directors elected by the employees of the company. None of the members of the Board of Directors have been paid separate consulting fees or the like, as no member of the Board of Directors has provided the Group with any additional services.

Members who have retired from the Board of Directors of Danisco A/S after more than 15 years of service, including directorship in one of the companies included in the merger in 1989, may be granted a fee for being available as advisors to Danisco's Board of Directors. Danisco's Board of Directors considers the granting of such fees at the first Board meeting following the AGM. The fee is fixed at 40% of the director's emolument received at the time of retirement. In the financial year 2002/03, the Board of Directors decided to discontinue the arrangement over the next years. At present, two (2005/06 two) retired directors are available to the Board of Directors. Fees paid during the year ended totalled DKK 300,000 (2005/06 DKK 347,401).

Danisco A/S pays an annual life-long pension of DKK 60,000 (2005/06 DKK 60,000) to one retired member of the Board of Directors of the former Aktieselskabet De Danske Sukkerfabrikker, which was part of the merger in 1989. Provision is made for this obligation under other provisions.

The Executive Board receive a fixed salary and a variable bonus subject to certain targets being met. In 2006/07 the fixed salary totalled DKK 15 million including pension contributions and value of car at their disposal for private use (2005/06 DKK 18 million). For 2006/07 bonuses totalling DKK 5 million (2005/06 DKK 3 million) will be paid to the Executive Board in 2007/08.

	2006/07			2005/06		
(DKKm)	Fixed salary	Bonus	Total	Fixed salary	Bonus	Total
Tom Knutzen (2005/06: 1/2 -30/4 2006)	5.2	1.7	6.9	1.3	-	1.3
Søren Bjerre-Nielsen	4.8	1.5	6.3	4.6	0.8	5.4
Mogens Granborg	4.8	1.5	6.3	4.6	1.5	6.1
Alf Duch-Pedersen	-	-	-	6.3	1.0	7.3
Robert H. Mayer (2005/06: 1/5 - 31/8 2005)	-	-	-	1.3	-	1.3
Total	**14.8**	**4.7**	**19.5**	**18.1**	**3.3**	**21.4**

The general pension retirement age for members of Danisco A/S' Executive Board is 62 years (CEO 60 years). No agreement has been made concerning pensions. Upon retirement, each member is entitled to an early-retirement pension until the age of 65. This early-retirement pension is calculated on the basis of the remuneration paid during the last year before retirement and decreases during the period from 72% of the remuneration in the first year to 58%. Provision for this obligation is adjusted yearly and is recognised under other provisions. Søren Bjerre-Nielsen and Mogens Granborg will in specific cases receive full or part payment of the early-retirement pension in the case of resignation for other reasons than pension retirement.

Alf Duch-Pedersen stepped down as CEO on 30 April 2006 and retired from the company on 31 August 2006. For the period 1 May to 31 August 2006 he received total compensation of DKK 3.2 million. At Alf Duch-Pedersen's retirement from the Company on 31 August 2006, the early-retirement pension was converted into a lump sum through the payment of DKK 18.3 million. Robert H. Mayer received early-retirement payment of DKK 2.1 million in the financial year (2005/06 DKK 1.6 million).

In the event that Danisco merges or is delisted subsequent to a takeover Tom Knutzen may within six months from the takeover date choose to terminate his employment at six months' notice and receive severance payment of two years' salary. If Tom Knutzen is discharged in connection with a takeover of Danisco, he obtains the same right.

In the event that Søren Bjerre-Nielsen and Mogens Granborg are discharged in conjunction with a takeover of the Company or a merger in which Danisco A/S is involved, a special severance payment corresponding to one year's salary is paid in addition to ordinary remuneration for a two-year notice period.

None of the members of the Executive Board or the Board of Directors receive a special fee as board members in subsidiaries or associates. See note 30 for information on share options.

40 SUBSIDIARIES

Ingredients

Enterprise[1]	Country	Currency	Nominal capital[2]	Danisco's share in %
A/S Syntetic	Denmark	DKK	1,000	100
Danisco Argentina S.A.	Argentina	ARS	6,780	100
Danisco Australia Pty Ltd.	Australia	AUD	56,000	100
Danisco Cultor Austria GmbH	Austria	EUR	36	100
Danisco Sweeteners GmbH	Austria	EUR	12,058	100
Danisco Belgium S.A.	Belgium	EUR	1,240	100
Genencor International BVBA	Belgium	EUR	9,520	100
Danisco Brasil Ltda.	Brazil	BRL	15,823	100
Danisco Canada Inc.	Canada	CAD	100	100
Danisco Chile S.A.	Chile	CLP	9,455,439	100
Danisco (China) Co. Ltd.	China	CNY	203,790	100
Danisco Ingredients (Shanghai)Co. Ltd.	China	CNY	1,655	100
Danisco Sweeteners (Anyang) Co. Ltd.	China	CNY	81,111	54
Danisco TianGuan (Nanyang) Co. Ltd.	China	CNY	45,080	80
Danisco (Zhangjiagang) Textural Ingredients Co., Ltd.	China	CNY	51,781	100
Genencor (WUXI) Bio-Products Ltd.	China	CNY	240,336	100
Danisco Colombia Ltda.	Colombia	COP	4,565,769	100
Danisco Czech Republic, a.s.	Czech Republic	CZK	175,000	100
Danisco Egypt Trading LLC	Egypt	EGP	50	100
Danisco Sweeteners Oy	Finland	EUR	10,000	100
Finnfeeds Finland Oy	Finland	EUR	1,346	100
Finnfeeds Oy	Finland	EUR	9	100
Genencor International Oy	Finland	EUR	12,000	100
Danisco France S.A.S.	France	EUR	117,449	100
Danisco Grasse S.A.S.	France	EUR	6,100	100
Danisco Ingredients France S.A.R.L.	France	EUR	3,700	100
Danisco Landerneau S.A.S.	France	EUR	808	100
Danisco Seillans S.A.S.	France	EUR	3,160	100
Danisco Sweeteners (France) S.A.	France	EUR	10,766	100
Danisco Deutschland GmbH	Germany	EUR	5,000	100
Danisco Guatemala, S.A.	Guatemala	GTQ	55	100
Danisco (India) Pvt. Ltd.	India	INR	315,579	100
Danisco Italia S.p.A.	Italy	EUR	120	100
Danisco Japan Ltd.	Japan	JPY	498,000	100
Genencor Kyowa Co., Ltd.	Japan	JPY	50,000	70
Danisco Malaysia Sdn. Bhd.	Malaysia	MYR	67,000	100
Danisco Mexicana S.A. de C.V.	Mexico	MXN	71,637	100
Cultor Holland B.V.	Netherlands	EUR	20	100
Danisco B.V.	Netherlands	EUR	20	100
Danisco Holland B.V.	Netherlands	EUR	20	100
Danisco Zaandam B.V.	Netherlands	EUR	125	100
Genencor International, B.V.	Netherlands	EUR	18	100
Danisco New Zealand Ltd.	New Zealand	NZD	43,969	100
Danisco Norway AS	Norway	NOK	100	100
Danisco Peru S.A.C.	Peru	PEN	1,795	100

Ingredients

Enterprise[1]	Country	Currency	Nominal capital[2]	Danisco's share in %
Danisco Biolacta Sp. z o.o.	Poland	PLN	3,851	100
Danisco Poland Sp. z o.o.	Poland	PLN	200	100
Danisco Portugal Ind. de Alfarroba, Lda.	Portugal	EUR	500	100
Danisco Romania S.R.L.	Romania	RON	9	100
ZAO Danisco	Russia	RUR	264	100
Danisco Singapore Pte. Ltd.	Singapore	SGD	1,000	100
Finnfeeds International Pte. Ltd.	Singapore	SGD	100	100
Genencor Int. Asia Pacific PTE.Ltd.	Singapore	USD	100	100
Danisco Cultor España, S.A.	Spain	EUR	357	100
Danisco Cultor Sweden AB	Sweden	SEK	4,000	100
Danisco Sweden AB	Sweden	SEK	15,000	100
Danisco Cultor (Switzerland) AG	Switzerland	CHF	600	100
Danisco Switzerland AG*	Switzerland	CHF	100	100
Danisco Ukraine LLC	Ukraine	UAH	846	100
Broadland Foods Ltd.	UK	GBP	417	100
Danisco (UK) Ltd.	UK	GBP	151	100
Danisco Beaminster Ltd.	UK	GBP	2,129	100
Danisco Sweeteners (UK) Ltd.	UK	GBP	1	100
Finnfeeds International Ltd.	UK	GBP	11	100
Major International Ltd.	UK	GBP	25	50
Danisco USA Inc.	USA	USD	55,843	100
Danisco US, Inc.*	USA	USD	620	100

40 SUBSIDIARIES (CONTINUED)

Sugar

Enterprise[1]	Country	Currency	Nominal capital[2]	Danisco's share in %
Danisco Sugar A/S	Denmark	DKK	1,000,000	100
Danisco Sugar Oy	Finland	EUR	15,000	100
Sucros Oy	Finland	EUR	58,866	80
Suomen Sokeri Oy	Finland	EUR	38,683	80
Anklam Bioethanol GmbH	Germany	EUR	7,500	100
Danisco Sugar GmbH	Germany	EUR	7,670	100
Danisco Sugar hf	Iceland	ISK	400	100
AB Danisco Sugar Kèdainiai	Lithuania	LTL	40,241	74
AB Danisco Sugar Panevézys	Lithuania	LTL	24,772	68
Danisco Sugar UAB	Lithuania	LTL	10	100
Danisco Sugar Ingolf Wessenberg & Co. AS	Norway	NOK	100	50
Danisco Holding Sverige AB	Sweden	SEK	100,000	100
Danisco Sugar AB	Sweden	SEK	400,000	100
SSA Tryck AB	Sweden	SEK	1,000	100

Seed

Enterprise[1]	Country	Currency	Nominal capital[2]	Danisco's share in %
Maribo Seed International ApS.	Denmark	DKK	125	100
Danisco Seed Austria GmbH.	Austria	EUR	774	100
Danisco Semences S.A.R.L.	France	EUR	448	100
Danisco Seed GmbH	Germany	EUR	520	100
Danisco Seed Italia S.p.A.	Italy	EUR	103	100
Danisco Seed Poland Sp. z o.o	Poland	PLN	50	100
Danisco Semillas S.A.	Spain	EUR	120	100

Holding companies etc.

Enterprise[1]	Country	Currency	Nominal capital[2]	Danisco's share in %
Cometra A/S	Denmark	DKK	15,000	100
Taffel Foods Ejendomsselskab A/S	Denmark	DKK	14,000	100
Ydernæs I A/S	Denmark	DKK	700	100
Danisco (China) Holding Co., Ltd.	China	CNY	147,117	100
Danisco Finland Oy*	Finland	EUR	39,500	100
Cultor Oy	Finland	EUR	12,750	100
Danisco Holding France S.A.S.*	France	EUR	36,566	100
Danisco Beteiligungsgesellschaft mbH	Germany	EUR	7,670	100
Danisco Ingredients Beteiligungsgesellschaft mbH*	Germany	EUR	1,000	100
Perlarom Investissements SA*	Luxembourg	EUR	6,200	100
Genencor Mauritius, Ltd.*	Mauritius	USD	1	100
Danisco Holding Holland B.V.*	Netherlands	EUR	22	100
Danisco Holdings (UK) Ltd.*	UK	GBP	5,897	100
Genencor Int. Cayman Ltd.*	UK	USD	1	100
Genencor International Ltd.	UK	EUR	1	100
Danisco Holding USA Inc.*	USA	USD	1	100

The Group's subsidiaries are basically the same as at the end of the last financial year.
1. Enterprises with activities during the financial year – list of associates, see note 14.
2. Nominal share capital in 1,000 units.

* Holding company of a number of subsidiaries.

Quarterly key figures

(Unaudited)

	2006/07					2005/06				
(DKKm)	Q1	Q2	Q3	Q4	YTD	Q1	Q2	Q3	Q4	YTD
INCOME STATEMENT										
Revenue	5,283	5,140	4,797	5,142	20,362	5,162	5,229	5,182	5,339	20,912
EBITDA before special items	976	788	671	896	3,331	872	857	738	822	3,289
Share-based payments	56	(38)	(6)	9	21	(55)	(9)	(84)	(65)	(213)
Operating profit before special items	704	517	399	619	2,239	558	589	446	566	2,159
Special items	(16)	(73)	(19)	(78)	(186)	(67)	(84)	(70)	(547)	(768)
Operating profit	688	444	380	541	2,053	491	505	376	19	1,391
Net financial expenses	(93)	(134)	(150)	(129)	(506)	(111)	(114)	(129)	(143)	(497)
Profit before tax	595	310	230	412	1,547	380	391	247	(124)	894
Profit for the period	423	220	163	273	1,079	268	277	181	(104)	622
Profit attributable to equity holders of the parent	414	215	153	276	1,058	268	269	169	(142)	564
Cash flow from operating activities	1,466	1,303	(480)	143	2,432	1,374	1,280	(849)	841	2,646
Net investments in property, plant and equipment	(219)	(259)	(276)	(367)	(1,121)	(233)	(250)	(257)	(327)	(1,067)
Net investments in intangible assets	(27)	(26)	(33)	(41)	(127)	(37)	(31)	(112)	2	(178)
Purchase and sale of enterprises and activities	-	(61)	-	1	(60)	(137)	-	(28)	6	(159)
Purchase and sale of financial assets	64	(4)	(8)	(16)	36	(26)	(65)	67	8	(16)
Free cash flow	1,284	953	(797)	(280)	1,160	941	934	1,179	530	1,226
BALANCE SHEET										
Assets	30,799	31,028	32,249	31,385	31,385	31,949	33,233	33,603	32,262	32,262
Equity attributable to equity holders of the parent	12,621	12,544	12,668	12,644	12,644	12,485	12,475	12,645	12,408	12,408
Equity	12,947	12,845	12,978	12,949	12,949	12,823	12,750	12,932	12,726	12,726
Net interest-bearing debt	11,968	11,324	12,063	12,222	12,222	13,299	12,791	13,879	13,224	13,224
Invested capital	25,714	24,999	25,708	25,843	25,843	27,195	26,515	27,889	26,566	26,566
Return on capital (%)										
ROIC	7.8	7.7	7.7	8.0	8.0	8.1	7.8	7.4	7.3	7.3
ROE	5.7	5.2	5.1	8.4	8.4	9.0	8.5	8.0	4.6	4.6
RONOA (%)*										
Ingredients	16.9	17.1	17.6	18.1	18.1	17.9	17.5	16.6	16.4	16.4
Sugar	14.5	14.1	12.3	11.4	11.4	14.4	13.7	13.9	14.3	14.3
Total	15.0	15.0	14.6	14.7	14.7	15.1	14.7	14.5	14.5	14.5
Net working capital										
Ingredients	4,001	3,869	3,877	3,903	3,903	4,352	4,099	4,204	4,034	4,034
Sugar	1,431	672	1,614	2,320	2,320	1,994	1,405	2,621	2,272	2,272
Unallocated	(126)	(136)	(139)	(135)	(135)	(361)	(361)	(333)	(331)	(331)
Total	5,306	4,405	5,352	6,088	6,088	5,985	5,143	6,492	5,975	5,975
Non-current assets										
Ingredients	5,945	6,066	6,056	6,098	6,098	5,500	5,844	5,894	5,925	5,925
Sugar	3,674	3,651	3,514	3,046	3,046	4,164	4,092	4,162	3,739	3,739
Unallocated	186	207	202	212	212	289	297	281	238	238
Total	9,805	9,924	9,772	9,356	9,356	9,953	10,233	10,337	9,902	9,902
Net operating assets										
Ingredients	9,946	9,935	9,933	10,001	10,001	9,852	9,943	10,098	9,959	9,959
Sugar	5,105	4,323	5,128	5,366	5,366	6,158	5,497	6,783	6,011	6,011
Unallocated	60	71	63	77	77	(72)	(64)	(52)	(93)	(93)
Total	15,111	14,329	15,124	15,444	15,444	15,938	15,376	16,829	15,877	15,877
Goodwill										
Ingredients	9,259	9,327	9,238	9,056	9,056	9,716	9,600	9,516	9,346	9,346
Sugar	1,344	1,343	1,346	1,343	1,343	1,541	1,539	1,544	1,343	1,343
Unallocated	-	-	-	-	-	-	-	-	-	-
Total	10,603	10,670	10,584	10,399	10,399	11,257	11,139	11,060	10,689	10,689
Invested capital										
Ingredients	19,205	19,262	19,171	19,057	19,057	19,568	19,543	19,614	19,305	19,305
Sugar	6,449	5,666	6,474	6,709	6,709	7,699	7,036	8,327	7,354	7,354
Unallocated	60	71	63	77	77	(72)	(64)	(52)	(93)	(93)
Total	25,714	24,999	25,708	25,843	25,843	27,195	26,515	27,889	26,566	26,566

* Calculated on a rolling 12-month basis.

(Unaudited)

(DKKm)	2006/07 Q1	Q2	Q3	Q4	YTD	2005/06 Q1	Q2	Q3	Q4	YTD
Revenue per division										
Bio Ingredients	1,318	1,340	1,282	1,269	5,209	1,230	1,284	1,298	1,283	5,095
Texturants & Sweeteners	1,773	1,701	1,648	1,769	6,891	1,702	1,621	1,624	1,722	6,669
Flavours	418	390	355	399	1,562	424	373	373	385	1,555
Eliminations	(6)	(3)	(8)	(9)	(26)	(2)	(3)	(13)	(12)	(30)
Ingredients	**3,503**	**3,428**	**3,277**	**3,428**	**13,636**	**3,354**	**3,275**	**3,282**	**3,378**	**13,289**
Sugar	1,847	1,776	1,587	1,785	6,995	1,875	2,016	1,956	2,034	7,881
Eliminations	(67)	(64)	(67)	(71)	(269)	(67)	(62)	(56)	(73)	(258)
Total	**5,283**	**5,140**	**4,797**	**5,142**	**20,362**	**5,162**	**5,229**	**5,182**	**5,339**	**20,912**
Organic growth per division (%)										
Bio Ingredients	8	6	4	4	6	7	4	3	-	3
Texturants & Sweeteners	5	6	4	6	6	9	7	6	5	7
Flavours	-	6	(2)	7	2	(4)	(6)	4	-	(2)
Total	**6**	**6**	**3**	**6**	**5**	**6**	**4**	**5**	**3**	**5**
Revenue per region										
Europe	1,506	1,373	1,328	1,416	5,623	1,414	1,274	1,311	1,407	5,406
North America	963	963	883	910	3,719	943	974	957	952	3,826
Latin America	292	316	307	298	1,213	252	312	313	268	1,145
Asia-Pacific	593	611	587	609	2,400	590	568	547	594	2,299
Rest of the world	149	165	172	195	681	155	147	154	157	613
Total	**3,503**	**3,428**	**3,277**	**3,428**	**13,636**	**3,354**	**3,275**	**3,282**	**3,378**	**13,289**
Organic growth per region (%)										
Europe	7	7	1	1	4	3	(3)	4	3	2
North America	4	2	-	5	3	6	8	1	-	4
Latin America	18	4	5	20	11	5	18	14	-	10
Asia-Pacific	4	11	11	7	8	13	8	10	8	10
Rest of the world	(3)	14	13	26	12	7	4	(3)	7	4
Total	**6**	**6**	**3**	**6**	**5**	**6**	**4**	**5**	**3**	**5**
EBITDA before special items										
Ingredients	690	619	546	661	2,516	666	579	526	584	2,355
Sugar	265	245	171	267	948	298	321	334	366	1,319
Unallocated	(35)	(38)	(40)	(41)	(154)	(37)	(34)	(38)	(63)	(172)
Subtotal	**920**	**826**	**677**	**887**	**3,310**	**927**	**866**	**822**	**887**	**3,502**
Share-based payments	56	(38)	(6)	9	21	(55)	(9)	(84)	(65)	(213)
Total	**976**	**788**	**671**	**896**	**3,331**	**872**	**857**	**738**	**822**	**3,289**
EBITDA margin (%)										
Ingredients	19.7	18.1	16.7	19.3	18.5	19.9	17.7	16.0	17.3	17.7
Sugar	14.3	13.8	10.8	15.0	13.6	15.9	15.9	17.1	18.0	16.7
Total	**18.5**	**15.3**	**14.0**	**17.4**	**16.4**	**16.9**	**16.4**	**14.2**	**15.4**	**15.7**
Operating profit before special items										
Bio Ingredients	227	205	153	187	772	120	179	163	170	632
Texturants & Sweeteners	247	213	215	274	949	302	234	182	243	961
Flavours	44	29	10	29	112	41	12	2	32	87
Central R&D	(7)	(9)	(12)	(9)	(37)	(8)	(10)	(9)	(9)	(36)
Ingredients	**511**	**438**	**366**	**481**	**1,796**	**455**	**415**	**338**	**436**	**1,644**
Sugar	175	155	80	171	581	198	221	235	244	898
Unallocated	(38)	(38)	(41)	(42)	(159)	(40)	(38)	(43)	(49)	(170)
Subtotal	**648**	**555**	**405**	**610**	**2,218**	**613**	**598**	**530**	**631**	**2,372**
Share-based payments	56	(38)	(6)	9	21	(55)	(9)	(84)	(65)	(213)
Total	**704**	**517**	**399**	**619**	**2,239**	**558**	**589**	**446**	**566**	**2,159**
EBIT margin (%)										
Bio Ingredients	17.2	15.3	11.9	14.7	14.8	9.8	13.9	12.6	13.3	12.4
Texturants & Sweeteners	13.9	12.5	13.0	15.5	13.8	17.7	14.4	11.2	14.1	14.4
Flavours	10.5	7.4	2.8	7.3	7.2	9.7	3.2	0.5	8.3	5.6
Ingredients	**14.6**	**12.8**	**11.2**	**14.0**	**13.2**	**13.6**	**12.7**	**10.3**	**12.9**	**12.4**
Sugar	9.5	8.7	5.0	9.6	8.3	10.6	11.0	12.0	12.0	11.4
Total	**13.3**	**10.1**	**8.3**	**12.0**	**11.0**	**10.8**	**11.3**	**8.6**	**10.6**	**10.3**
Special items										
Ingredients	(16)	(69)	(9)	(84)	(178)	(127)	(84)	(70)	(41)	(322)
Sugar	-	-	(10)	(2)	(12)	-	-	-	(506)	(506)
Unallocated	-	(4)	-	8	4	60	-	-	-	60
Total	**(16)**	**(73)**	**(19)**	**(78)**	**(186)**	**(67)**	**(84)**	**(70)**	**(547)**	**(768)**

Contents of Parent Company annual accounts

Income statement

1 May 2006 - 30 April 2007

INCOME STATEMENT

(DKKm)	Note	2006/07	2005/06
Revenue		2,893	6,803
Cost of sales	1, 2, 3	(2,002)	(5,141)
Gross profit		891	1,662
Research and development expenses	2, 3	(184)	(321)
Distribution and sales expenses	2, 3	(509)	(667)
Administrative expenses	2, 3, 4	(283)	(436)
Other operating income		18	44
Other operating expenses	2, 3	(7)	(3)
Share-based payments	5	16	(116)
Operating profit before special items		(58)	163
Special items	3, 6	(31)	(281)
Operating profit		(89)	(118)
Income from investments in subsidiaries	7	170	773
Financial income	8	713	689
Financial expenses	8	(933)	(1,042)
Profit before tax		(139)	302
Income tax expense	9	67	152
Profit for the year		(72)	454
Distribution of profit for the year			
Equity holders of the parent		(72)	454
		(72)	454

The Board of Directors proposes that a dividend for the year of DKK 7.50 per share (2005/06 DKK 6.75 per share) be adopted at the Annual General Meeting.

Balance sheet

ASSETS

(DKKm)	Note	30 April 2007	30 April 2006
NON-CURRENT ASSETS			
Intangible assets	10		
Goodwill		473	538
Other intangible assets		348	438
Total		**821**	**976**
Property, plant and equipment	11		
Land and buildings		602	949
Plant and machinery		443	1,286
Fixtures, fittings, tools and equipment		101	142
Prepayments and assets under construction		100	80
Total		**1,246**	**2,457**
Financial assets			
Investments in subsidiaries	12	14,570	16,867
Investments in associates	12	7	7
Other investments and securities	12	80	72
Receivables from subsidiaries		3,816	4,223
Other receivables	14	1	-
Total		**18,474**	**21,169**
Total non-current assets		**20,541**	**24,602**
CURRENT ASSETS			
Inventories	15		
Raw materials and consumables		135	222
Work in progress		94	121
Finished goods and goods for resale		204	1,132
Prepayments for goods		-	1
Total		**433**	**1,476**
Receivables			
Trade receivables		257	621
Receivables from subsidiaries		8,228	4,133
Corporation tax	19	85	-
Other receivables	14	295	542
Prepayments		11	15
Total		**8,876**	**5,311**
Cash and cash equivalents		18	8
Total current assets		**9,327**	**6,795**
Total assets		**29,868**	**31,397**

EQUITY AND LIABILITIES			
(DKKm)	Note	30 April 2007	30 April 2006
EQUITY	21		
Share capital		979	978
Other reserves		280	361
Retained earnings		7,894	8,302
Total equity		**9,153**	**9,641**
LIABILITIES	16		
Non-current liabilities			
Mortgage debt		26	190
Other credit institutions		6,080	5,225
Finance lease obligations	17	-	3
Other payables	20	11	38
Deferred tax liabilities	13	315	565
Other provisions	18	43	136
Total		**6,475**	**6,157**
Current liabilities			
Mortgage debt		3	16
Other credit institutions		6,131	8,001
Finance lease obligations	17	-	1
Trade payables		132	287
Payables to subsidiaries		7,604	6,441
Corporation tax	19	-	26
Other payables	20	356	717
Deferred income		4	39
Other provisions	18	10	71
Total		**14,240**	**15,599**
Total liabilities		**20,715**	**21,756**
Total equity and liabilities		**29,868**	**31,397**

Statement of recognised income and expense

1 May 2006 - 30 April 2007

STATEMENT OF RECOGNISED INCOME AND EXPENSE

2006/07

(DKKm)	Note	Hedging reserve	Retained earnings	Total
Profit for the year		-	(72)	(72)
Hedging of future transactions for the year		(74)	-	(74)
Hedges recycled to the income statement		(7)	-	(7)
Tax on items taken directly to or transferred from equity	19	-	21	21
Net income recognised directly in equity		**(81)**	**21**	**(60)**
Total recognised income and expense for the year		**(81)**	**(51)**	**(132)**

2005/06

(DKKm)	Note	Hedging reserve	Retained earnings	Total
Profit for the year		-	454	454
Hedging of future transactions for the year		361	-	361
Hedges recycled to the income statement		1	-	1
Tax on items taken directly to or transferred from equity	19	-	(95)	(95)
Other movements in equity		-	6	6
Net income recognised directly in equity		**362**	**(89)**	**273**
Total recognised income and expense for the year		**362**	**365**	**727**

Cash flow statement

1 May 2006 - 30 April 2007

CASH FLOW STATEMENT			
(DKKm)	Note	2006/07	2005/06
Cash flow from operating activities			
Operating profit before special items from continuing operations		(58)	163
Depreciation and writedowns		182	588
Adjustments	22	40	(239)
Share-based payments paid		(41)	(49)
Special items paid		(11)	(19)
Change in working capital	23	(252)	244
Income from other investments and securities		1	10
Interest received		181	684
Interest paid		(375)	(1,039)
Corporation tax paid	19	(92)	(3)
Cash flow from operating activities		**(425)**	**340**
Cash flow from investing activities			
Transfer to Danisco Sugar A/S	25	1,160	-
Capital contributions and acquisition of subsidiaries		(1,331)	(1,183)
Capital decrease and disposal of subsidiaries		-	90
Dividends from subsidiaries		196	3,580
Change in receivables from and payables to subsidiaries		(2,425)	(1,571)
Purchase of property, plant and equipment		(187)	(229)
Sale of property, plant and equipment		12	20
Purchase of intangible assets		(11)	(100)
Sale of intangible assets		4	21
Sale of financial assets		(17)	(1)
Cash flow from investing activities		**(2,599)**	**627**
Free cash flow		**(3,024)**	**967**
Cash flow from financing activities			
Change in financial liabilities	24	3,404	(586)
Acquisition of treasury shares		(123)	(52)
Sale of treasury shares		87	-
Dividends paid		(328)	(330)
Cash flow from financing activities		**3,040**	**(968)**
Decrease/increase in cash and cash equivalents		**16**	**(1)**
Cash and cash equivalents at 1 May		8	9
Transfer to Danisco Sugar A/S	25	(6)	-
Cash and cash equivalents at 30 April		**18**	**8**

Notes to the income statement

1 COST OF SALES

(DKKm)	2006/07	2005/06
Writedowns of inventories	-	(2)
Reversed writedowns of inventories	-	-

2 EMPLOYEE EXPENSES AND STATISTICS

(DKKm)	2006/07	2005/06
Employee expenses		
Wages and salaries	(607)	(866)
Defined contribution plans	(59)	(74)
Social security expenses, etc.	(7)	(18)
Share-based payments	16	(116)
Total	(657)	(1,074)

See note 26 for information on share-based payments.
See note 39 for the Group for information on remuneration of management.

	2006/07	2005/06
Employee statistics		
Average number of employees	1,486	2,302
Number of employees at 30 April	1,488	2,264
Female	653	785
Male	835	1,479
Total	1,488	2,264
Full-time employees	1,459	2,206
Part-time employees	29	58
Total	1,488	2,264
Denmark	1,488	2,264
Total	1,488	2,264

3 DEPRECIATION, WRITEDOWNS AND AMORTISATION

(DKKm)	2006/07	2005/06
Depreciation, writedowns and amortisation for the year included in the costs below		
Cost of sales	(92)	(247)
Research and development expenses	(17)	(34)
Distribution and sales expenses	(39)	(35)
Administrative expenses	(34)	(42)
Other operating income and expenses	-	10
Special items	-	(240)
Total	(182)	(588)

4 FEES FOR AUDITORS ELECTED AT THE ANNUAL GENERAL MEETING

(DKKm)	2006/07	2005/06
Deloitte		
Audit fee	(5)	(5)
Other fees	(4)	(6)

Other fees comprised accounting assistance including assistance in the purchase of companies, tax assistance related to local tax returns and tax advisory services.

5 SHARE-BASED PAYMENTS BY FUNCTIONS

(DKKm)	2006/07	2005/06
Cost of sales	-	(7)
Research and development expenses	2	(11)
Distribution and sales expenses	2	(18)
Administrative expenses	5	(45)
Other operating expenses	7	(35)
Total	16	(116)

6 SPECIAL ITEMS

(DKKm)	2006/07	2005/06
Restructuring costs in the Ingredients business	(25)	-
Integration and restructuring costs relating to acquisitions	(6)	(19)
Writedown of property, plant and equipment in the Sugar business	-	(239)
Provision for closing of production in the Sugar business	-	(83)
Reversal of provision for divested business	-	60
Total	**(31)**	**(281)**

7 INCOME FROM INVESTMENTS IN SUBSIDIARIES

(DKKm)	2006/07	2005/06
Dividends from subsidiaries	196	3,580
Writedown of investments in subsidiaries, etc.	(26)	(2,807)
Total	**170**	**773**

8 FINANCIAL INCOME AND EXPENSES

(DKKm)	2006/07	2005/06
Financial income		
Financial income from subsidiaries	531	392
Financial income from bank deposits	18	18
Financial income related to other receivables	-	6
Income from other investments and securities	1	10
Exchange gains	163	263
Total	**713**	**689**
Financial expenses		
Financial expenses relating to subsidiaries	(283)	(183)
Financial expenses relating to credit institutions	(500)	(507)
Loss on other investments and securities	(5)	-
Exchange losses	(145)	(352)
Total	**(933)**	**(1,042)**

8 FINANCIAL INCOME AND EXPENSES (CONTINUED)

(DKKm)	2006/07	2005/06
Net gain or loss on categories of financial assets and liabilities as defined in IAS 39		
Writedowns	(4)	(5)
Financial assets at fair value in the income statement	**(4)**	**(5)**
Fair value adjustments on derivative financial instruments	1	(134)
Derivative financial instruments	**1**	**(134)**
Realised gain on sale	-	14
Available-for-sale financial assets	**-**	**14**
Net interest income and expenses	529	396
Net fee income and expenses	2	2
Net foreign exchange gains/losses	(493)	168
Loans and receivables	**38**	**566**
Net interest income and expenses	(763)	(656)
Net fee income and expenses	(1)	(1)
Net foreign exchange gains/losses	509	(137)
Financial liabilities measured at amortised cost	**(255)**	**(794)**
Total	**(220)**	**(353)**

9 INCOME TAX EXPENSE

(DKKm)	2006/07	2005/06
Current tax on profit for the year from continuing operations	19	65
Change in deferred tax	60	82
Other taxes, exchange adjustment, etc.	-	(6)
Adjustment of tax for previous years	(12)	11
Total	**67**	**152**
Reconciliation of tax rate before profit/loss from subsidiaries and associates (%)		
Danish corporation tax rate	28	28
Change in tax rate*	-	8
Non-taxable income and non-deductible expenses	(2)	(3)
Other, including adjustment to previous years	(4)	(1)
Effective tax rate	**22**	**32**

* Change in tax rate in 2005/06 in Denmark.

Notes to the balance sheet

10 INTANGIBLE ASSETS

(DKKm)	Goodwill*	Software	Patents, rights and licenses	Intangible assets under construction	Total
Cost at 1 May 2006	538	256	397	8	1,199
Transfer to Danisco Sugar A/S	(65)	(74)	(31)	-	(170)
Additions	-	-	2	9	11
Disposals	-	-	(7)	-	(7)
Transferred to (from) other items	-	9	-	(9)	-
Cost at 30 April 2007	**473**	**191**	**361**	**8**	**1,033**
Amortisation at 1 May 2006	-	(174)	(49)	-	(223)
Transfer to Danisco Sugar A/S	-	65	-	-	65
Amortisation for the year	-	(37)	(17)	-	(54)
Amortisation at 30 April 2007	-	**(146)**	**(66)**	-	**(212)**
Carrying amount at 30 April 2007	**473**	**45**	**295**	**8**	**821**

(DKKm)	Goodwill*	Software	Patents, rights and licenses	Intangible assets under construction	Total
Cost at 1 May 2005	453	230	287	118	1,088
Fair value adjustments due to acquisitions	30	-	-	-	30
Additions	55	6	31	12	104
Disposals	-	(1)	(22)	-	(23)
Transferred to (from) other items	-	21	101	(122)	-
Cost at 30 April 2006	**538**	**256**	**397**	**8**	**1,199**
Amortisation at 1 May 2005	-	(138)	(18)	-	(156)
Amortisation of disposals during the year	-	1	-	-	1
Amortisation for the year	-	(37)	(26)	-	(63)
Fair value adjustments	-	-	(5)	-	(5)
Amortisation at 30 April 2006	-	**(174)**	**(49)**	-	**(223)**
Carrying amount at 30 April 2006	**538**	**82**	**348**	**8**	**976**

* For information regarding impairment tests see note 12 for the Group.

11 PROPERTY, PLANT AND EQUIPMENT

(DKKm)	Land and buildings	Plant and machinery	Fixtures, fittings, tools and equipment	Prepayments and assets under construction	Total
Cost at 1 May 2006	1,978	3,895	554	80	6,507
Transfer to Danisco Sugar A/S	(883)	(2,673)	(160)	(13)	(3,729)
Additions	-	-	-	187	187
Disposals	(10)	(36)	(36)	-	(82)
Transferred to (from) other items	49	60	45	(154)	-
Cost at 30 April 2007	**1,134**	**1,246**	**403**	**100**	**2,883**
Depreciation and writedowns at 1 May 2006	(1,029)	(2,609)	(412)	-	(4,050)
Transfer to Danisco Sugar A/S	509	1,838	122	-	2,469
Depreciation of disposals during the year	10	31	31	-	72
Depreciation for the year	(22)	(63)	(43)	-	(128)
Depreciation and writedowns at 30 April 2007	**(532)**	**(803)**	**(302)**	**-**	**(1,637)**
Carrying amount at 30 April 2007	**602**	**443**	**101**	**100**	**1,246**
Carrying amount of leased assets	-	-	-	-	-

(DKKm)	Land and buildings	Plant and machinery	Fixtures, fittings, tools and equipment	Prepayments and assets under construction	Total
Cost at 1 May 2005	1,941	3,809	516	83	6,349
Additions	44	85	53	43	225
Disposals	(17)	(30)	(18)	(2)	(67)
Transferred to (from) other items	10	31	3	(44)	-
Cost at 30 April 2006	**1,978**	**3,895**	**554**	**80**	**6,507**
Depreciation and writedowns at 1 May 2005	(953)	(2,253)	(370)	-	(3,576)
Depreciation of disposals during the year	11	25	14	-	50
Depreciation for the year	(45)	(184)	(56)	-	(285)
Writedowns for the year	(42)	(197)	-	-	(239)
Depreciation and writedowns at 30 April 2006	**(1,029)**	**(2,609)**	**(412)**	**-**	**(4,050)**
Carrying amount at 30 April 2006	**949**	**1,286**	**142**	**80**	**2,457**
Carrying amount of leased assets	-	-	13	-	13

Danisco A/S changed the accounting estimates in 2005/06 for residual value for buildings and profit for the year was positively affected by DKK 16 million before tax.

11 PROPERTY, PLANT AND EQUIPMENT (CONTINUED)

(DKKm)	30 April 2007	30 April 2006
Information on non-current assets		
Financial liabilities with pledges in property, plant and equipment	29	206
Carrying amount of pledged assets	203	562
Contractual obligations to property, plant and equipment	-	-
Intercompany pledges	-	-

12 FINANCIAL ASSETS

(DKKm)	Investments in subsidiaries	Investments in associates	Other investments and securities
Cost at 1 May 2006	16,867	7	97
Transfer to Danisco Sugar A/S	(3,549)	-	-
Additions	1,331	-	13
Writedowns	(79)	-	-
Disposals	-	-	(1)
Cost at 30 April 2007	**14,570**	**7**	**109**
Changes at 1 May 2006	-	-	(25)
Other	-	-	(4)
Changes at 30 April 2007	**-**	**-**	**(29)**
Carrying amount at 30 April 2007	**14,570**	**7**	**80**

(DKKm)	Investments in subsidiaries	Investments in associates	Other investments and securities
Cost at 1 May 2005	17,495	37	100
Fair value adjustments due to acquisitions	-	(30)	-
Merger with A/S PSE 38 no. 2024	1,067	-	-
Additions	1,183	-	7
Writedowns	(2,788)	-	-
Disposals	(90)	-	(10)
Cost at 30 April 2006	**16,867**	**7**	**97**
Changes at 1 May 2005	-	-	(18)
Other	-	-	(7)
Changes at 30 April 2006	**-**	**-**	**(25)**
Carrying amount at 30 April 2006	**16,867**	**7**	**72**

Investments in associates comprise Danisco Organo FoodTech. Co., Ltd. See note 14 for the Group for information about ownership etc.

Writedowns are recognised in Income from investments in subsidiaries, please see note 7.

2006/07
Writedown of investments is primarily due to dividends distributed by subsidiaries.

2005/06
Writedown of investments is primarily due to extraordinary dividend distributed by Danisco Finland Oy and writedown of goodwill in Danisco Sugar Oy.

13 DEFERRED TAX ASSETS AND TAX LIABILITIES

(DKKm)	30 April 2007	30 April 2006
Deferred tax at 1 May	565	646
Transfer to Danisco Sugar A/S	(181)	-
Adjustments to deferred tax at 1 May	(9)	1
Change in deferred tax recognised in income statement	(60)	(82)
Deferred tax at 30 April	**315**	**565**
Deferred tax recognised in the balance sheet		
Deferred tax assets	-	-
Deferred tax liabilities	315	565
Total	**315**	**565**
Specification of deferred tax		
Intangible assets	207	225
Property, plant and equipment	103	304
Current assets	11	27
Short-term debt	(10)	(31)
Other long-term debt	52	40
Tax losses carried forward	(48)	-
Total	**315**	**565**
Changes in deferred tax, with the exception of tax on transactions recognised in equity, are recognised in the income statement.		
Deferred tax assets not recognised in the balance sheet		
Tax losses carried forward	-	-
Deferred tax liabilities not recognised in the balance sheet		
Temporary differences concerning investments in subsidiaries and associates	138	125

Deferred tax liabilities in respect of the above are not recognised as Danisco A/S is able to control whether the liability will be realised and it is deemed likely that the liability will not be realised within the foreseeable future.

14 OTHER RECEIVABLES

(DKKm)	30 April 2007	30 April 2006
Non-current		
Other	1	-
Total	1	-
Current		
Sugar restitutions	-	107
VAT	-	16
Derivative financial instruments	263	379
Other	32	40
Total	295	542

15 INVENTORIES

(DKKm)	30 April 2007	30 April 2006
Inventories recognised at net realisable value	12	13
Inventories pledged as security for debt	-	-

16 MATURITY ANALYSIS OF FINANCIAL LIABILITIES

(DKKm)	30 April 2007	30 April 2006
Remaining contractual maturities		
Within 1 year	13,874	14,765
Between 2 and 5 years	1,182	5,299
Over 5 years	4,924	116
Total	**19,980**	**20,180**

17 FINANCE LEASE OBLIGATIONS

All leasing obligations are usually subject to a fixed repayment scheme and none of the agreements contain provisions on conditional leasing services apart from provisions on indexation based on public indexes.

(DKKm)	30 April 2007 Minimum lease payments	30 April 2007 Present value of minimum lease payments	30 April 2006 Minimum lease payments	30 April 2006 Present value of minimum lease payments
Maturity of finance lease obligations				
Within 1 year	-	-	1	1
Between 2 and 5 years	-	-	4	3
Over 5 years	-	-	-	-
Total	-	-	5	4
Finance charge for future expenditure	-		1	
Total	-		4	

The fair market value of fixed-rate leasing obligations, calculated at the present value of future repayments and interest payments by applying the present market interest rate as the discounting factor, does not differ significantly from the calculated present value of the minimum leasing services.

18 OTHER PROVISIONS

(DKKm)	30 April 2007	30 April 2006
Other provisions at 1 May	207	154
Transfer to Danisco Sugar A/S	(108)	-
Provisions for the year	-	117
Provisions reversed	(6)	(63)
Provisions utilised during the year	(40)	(1)
Other provisions at 30 April	**53**	**207**
Analysed by		
Non-current liabilities	43	136
Current liabilities	10	71
Total	**53**	**207**

Other provisions include obligations to management and employees and pending litigation.

19 CORPORATION TAX

(DKKm)	30 April 2007	30 April 2006
Corporation tax payable at 1 May	26	10
Adjustment concerning previous years	21	(11)
Tax on changes in equity	(21)	95
Current tax on profit for the year	(19)	(65)
Tax paid during the year	(92)	(3)
Corporation tax payable at 30 April	**(85)**	**26**
Corporation tax payable is recognised in the balance sheet as follows		
Corporation tax (assets)	(85)	-
Corporation tax (liabilities)	-	26
Total	**(85)**	**26**

20 OTHER PAYABLES

(DKKm)	30 April 2007	30 April 2006
Non-current other payables		
Share-based payments	11	38
Total	**11**	**38**
Current other payables		
Production and absorption levies	1	193
Wages, salaries, holiday pay, etc.	102	156
Share-based payments	48	85
VAT and other taxes	27	50
Other items	178	233
Total	**356**	**717**

21 CHANGES IN EQUITY

(DKKm)	Share capital	Hedging reserve	Retained earnings	Total
Equity at 1 May 2006	978	361	8,302	9,641
Total recognised income and expense for the year	-	(81)	(51)	(132)
Dividends paid	-	-	(328)	(328)
Capital increase	1	-	-	1
Equity-settled share-based payments	-	-	7	7
Acquisition of treasury shares	-	-	(123)	(123)
Sale of treasury shares	-	-	87	87
Total change in equity	**1**	**(81)**	**(408)**	**(488)**
Equity at 30 April 2007	**979**	**280**	**7,894**	**9,153**

(DKKm)	Share capital	Hedging reserve	Retained earnings	Total
Equity at 1 May 2005	994	(1)	9,051	10,044
Merger with A/S PSE 38 no. 2024*	-	-	(748)	(748)
	994	(1)	8,303	9,296
Total recognised income and expense for the year	-	362	365	727
Reduction of share capital through cancellation of treasury shares	(16)	-	16	-
Dividends paid	-	-	(330)	(330)
Acquisition of treasury shares	-	-	(52)	(52)
Total change in equity	**(16)**	**362**	**(1)**	**345**
Equity at 30 April 2006	**978**	**361**	**8,302**	**9,641**

* At 1 May 2005, Danisco A/S merged with the subsidiary A/S PSE 38 no. 2024. The merger was a step in the Group structure adjustment in connection with the acquisition of Genencor International Inc.

The Board of Directors proposes that a dividend for the year of DKK 7.50 per share (2005/06 DKK 6.75 per share) be adopted at the Annual General Meeting. No dividend is distributed on treasury shares.

For information regarding share capital see note 23 for the Group.

Notes to the cash flow statement

22 ADJUSTMENTS TO THE CASH FLOW STATEMENT

(DKKm)	2006/07	2005/06
Profit/loss on disposal of property, plant and equipment	-	(3)
Other provisions	(47)	54
Share-based payments recognised in the income statement	(16)	116
Share-based payments non-cash	57	(70)
Special items non-cash	(20)	(262)
Other non-cash adjustments recognised in the income statement	66	(74)
Total	**40**	**(239)**

23 CHANGE IN WORKING CAPITAL

(DKKm)	2006/07	2005/06
Change in inventories	4	86
Change in receivables	-	23
Change in payables	(256)	135
Total	**(252)**	**244**

24 CHANGE IN NET INTEREST-BEARING DEBT

(DKKm)	2006/07	2005/06
Net interest-bearing debt at 1 May	11,705	12,008
Transfer to Danisco Sugar A/S	(4,593)	-
Merger with A/S PSE 38 no. 2024	-	1,815
Change in net intercompany balances	(2,425)	(1,571)
Change in financial liabilities	3,404	(586)
Change in cash and cash equivalents	(16)	1
Reversal of change in non-interest-bearing financial liabilities	1	11
Other movements	3	27
Net interest-bearing debt at 30 April	**8,079**	**11,705**

25 TRANSFER TO DANISCO SUGAR A/S

Danisco A/S' sugar activities were previously performed through independent companies in all countries involved, except Denmark. To improve cohesion and further strengthen the profile and communication under the new market conditions in the EU, all sugar activities were in September 2006 transferred to a separate legal entity, Danisco Sugar A/S, that remains 100% owned by Danisco A/S. The changes have accounting effect from 1 May 2006.

Following best practice under IFRS the transfer of assets and liabilities was made at audited carrying values as at 30 April 2006, as recognised in Danisco A/S's audited Annual Report. The transfer was not subject to tax (tax succession was applied) in accordance with § 15 c (1) of the Danish Merger Tax Act.

(DKKm)	2006/07	2005/06
Goodwill	65	-
Intangible assets	40	-
Property, plant and equipment	1,260	-
Investment in subsidiaries	3,549	-
Inventories	1,039	-
Receivables	808	-
Cash and cash equivalents	6	-
Other provisions	(108)	-
Current liabilities	(5,318)	-
Deferred tax (liabilities)	(181)	-
Carrying amount of transferred net assets	1,160	-
Cash and cash equivalents disposed of, cf. above	(6)	-
Cash flow effect	1,154	-

26 SHARE-BASED PAYMENTS

The purpose of Danisco A/S' share-based programmes is to motivate and retain employees and management and to encourage common goals for employees, management and shareholders. See note on share-based payments for the Group for information about the programmes.

In the financial year, a total of DKK 16 million was recorded as income (2005/06 expense of DKK 116 million). For cash-settled programmes, DKK 23 million was recorded as income, while for equity-settled programmes DKK 7 million was expensed. For cash-settled programmes, the accrued provision was DKK 59 million (2005/06 DKK 123 million), and the unaccrued provision computed according to the Black-Scholes model was DKK 63 million (2005/06 DKK 150 million). For equity-settled programmes, a total amount of DKK 7 million was recognised in the income statement, corresponding to 42% of the total amount expected to be expensed over the vesting period.

CASH-SETTLED PROGRAMMES

Number	Executive Board	Managerial staff	Other employees	Total
Granted 2002/03, strike price 299				
Outstanding 1 May 2006	-	-	90,382	90,382
Transfer to Danisco Sugar A/S	-	-	(20,775)	(20,775)
Forfeited and transferred	-	-	(622)	(622)
Exercised	-	-	(23,853)	(23,853)
Outstanding 30 April 2007	-	-	**45,132**	**45,132**
Accrued liability, DKKm	-	-	7	7
Total liability, DKKm	-	-	7	7
Remaining contractual life, years	-	-	0.3	0.3
Granted 2003/04, strike price 264				
Outstanding 1 May 2006	154,023	158,450	4,000	316,473
Transfer to Danisco Sugar A/S	-	(34,450)	-	(34,450)
Forfeited and transferred	(62,069)	(11,750)	71,819	(2,000)
Exercised	(91,954)	(75,350)	(4,750)	(172,054)
Outstanding 30 April 2007	-	**36,900**	**71,069**	**107,969**
Accrued liability, DKKm	-	7	13	20
Total liability, DKKm	-	7	13	20
Remaining contractual life, years	-	2.0	2.0	2.0
Granted 2004/05, strike price 330				
Outstanding 1 May 2006	80,000	88,500	12,000	180,500
Transfer to Danisco Sugar A/S	-	(18,000)	-	(18,000)
Forfeited and transferred	(32,000)	(3,500)	34,000	(1,500)
Outstanding 30 April 2007	**48,000**	**67,000**	**46,000**	**161,000**
Accrued liability, DKKm	6	8	6	20
Total liability, DKKm	6	8	6	20
Remaining contractual life, years	3.0	3.0	3.0	3.0

26 SHARE-BASED PAYMENTS (CONTINUED)

Number	Executive Board	Managerial staff	Other employees	Total
Granted 2005/06, strike price 457				
Outstanding 1 May 2006	130,000	153,750	-	283,750
Transfer to Danisco Sugar A/S	-	(23,750)	-	(23,750)
Forfeited and transferred	(50,000)	(7,500)	57,500	-
Outstanding 30 April 2007	**80,000**	**122,500**	**57,500**	**260,000**
Accrued liability, DKKm	3	4	2	9
Total liability, DKKm	4	6	3	13
Remaining contractual life, years	4.0	4.0	4.0	4.0
Granted 2005/06, strike price 440				
Outstanding 1 May 2006	76,500	-	-	76,500
Outstanding 30 April 2007	76,500	-	-	76,500
Accrued liability, DKKm	3	-	-	3
Total liability, DKKm	3	-	-	3
Remaining contractual life, years	3.1	-	-	3.1
EQUITY-SETTLED PROGRAMMES				
Granted 2006/07, strike price 473				
Outstanding 1 May 2006	50,000	-	-	50,000
Granted	110,000	131,500	-	241,500
Forfeited and transferred	(50,000)	(4,500)	54,500	-
Outstanding 30 April 2007	**110,000**	**127,000**	**54,500**	**291,500**
Accumulated amount recognised in the income statement, DKKm	2	2	3	7
Total amount to be recognised in the income statement, DKKm	6	8	3	17
Remaining contractual life, years	5.0	5.0	5.0	5.0

26 SHARE-BASED PAYMENTS (CONTINUED)

Outstanding contracts at 30 April 2007

	Executive Board		Managerial staff		Other employees*		Total	
	Number	Average strike price	Number	Average strike price	Number	Average strike price	Number	Average strike price
Outstanding 1 May 2006	490,523	383	400,700	356	106,382	298	997,605	365
Transfer to Danisco Sugar A/S	-	-	(76,200)	-	(20,775)	-	(96,975)	-
Granted	110,000	473	131,500	473	-	-	241,500	473
Forfeited and transferred	(194,069)	378	(27,250)	378	217,197	378	(4,122)	378
Exercised	(91,954)	264	(75,350)	264	(28,603)	293	(195,907)	268
Outstanding 30 April 2007	**314,500**	**439**	**353,400**	**419**	**274,201**	**363**	**942,101**	**409**
Exercisable 30 April 2007	25,500	-	36,900	-	116,201	-	178,601	-
Average remaining contractual life, years	4.0	-	4.0	-	2.6	-	3.7	-

Outstanding contracts at 30 April 2006

	Executive Board		Managerial staff		Other employees*		Total	
	Number	Average strike price	Number	Average strike price	Number	Average strike price	Number	Average strike price
Outstanding 1 May 2005	304,000	287	193,473	291	347,107	298	844,580	292
Granted	256,500	470	152,250	457	-	-	408,750	466
Forfeited and transferred	(69,977)	287	54,977	287	14,310	287	(690)	287
Exercised	-	-	-	-	(255,035)	299	(255,035)	299
Outstanding 30 April 2006	**490,523**	**383**	**400,700**	**356**	**106,382**	**298**	**997,605**	**365**
Exercisable 30 April 2006	-	-	-	-	-	-	-	-
Average remaining contractual life, years	4.2	-	3.9	-	1.5	-	3.7	-

* Other employees cover non-managerial staff and retired employees.

27 CONTINGENT ASSETS AND CONTINGENT LIABILITIES

(DKKm)	30 April 2007	30 April 2006
Guarantees and other financial commitments		
Guarantees and other financial commitments	9	279
Total	9	279
Operating lease and rental liabilities		
Maturity of operating lease and rental liabilities:		
Within 1 year	2	4
Between 2 and 5 years	3	6
Over 5 years	-	-
Total	5	10
Minimum lease payments recognised in income statement	8	5

Operating lease and rental liabilities
Danisco A/S solely has leases which by their nature and content do not deviate from ordinary leases. The leases cover buildings, production plants and other equipment, including a water treatment plant.

Legal proceedings pending
Certain claims have been raised against Danisco A/S. In the opinion of the management, the outcome of these proceedings will not have any material effect on the financial position of Danisco A/S.

28 GOVERNMENT GRANTS

During the financial year Danisco A/S received government grants for research and development of DKK 1 million (2005/06 DKK 1 million) and DKK 0 million (2005/06 DKK 4 million) for other purposes.

Further Danisco A/S was granted quotas of 52,051 tonnes of CO_2 allowances. The value at grant date was DKK 2 million, and the quotas match the expected emission tax. In 2006 347,742 tonnes were received at a value at grant date of DKK 36 million.

29 RECEIVABLES AND FINANCIAL LIABILITIES MEASURED AT AMORTISED COST

	30 April 2007		30 April 2006	
(DKKm)	Carrying amount	Fair value	Carrying amount	Fair value
Non-current receivables from subsidiaries	3,816	3,803	4,223	4,207
Other receivables	1	1	-	-
Non-current receivables	**3,817**	**3,804**	**4,223**	**4,207**
Mortgage debt	26	25	190	225
Other credit institutions	6,080	6,081	5,225	5,228
Non-current financial liabilities	**6,106**	**6,106**	**5,415**	**5,453**

Fair value is calculated as present value of expected future cash flows using the current market interest rates for the different currencies and terms.

30 CATEGORIES OF FINANCIAL ASSETS AND LIABILITIES AS DEFINED IN IAS 39

(DKKm)	30 April 2007	30 April 2006
FINANCIAL ASSETS (IAS 39)		
Non-current assets		
Receivables from subsidiaries	3,816	4,223
Other receivables	1	-
Receivables	**3,817**	**4,223**
Other investments and securities (other shareholdings)	1	1
Available-for-sale financial assets	**1**	**1**
Other investments and securities (venture investments)	79	71
Fair value recognised in the income statement	**79**	**71**
Current assets		
Trade receivables	257	621
Receivables from subsidiaries	8,228	4,133
Cash and cash equivalents	18	8
Receivables	**8,503**	**4,762**
Other receivables (derivative financial instruments)	263	379
Held for trading	**263**	**379**
FINANCIAL LIABILITIES (IAS 39)		
Non-current liabilities		
Mortgage debt	26	190
Other credit institutions	6,080	5,225
Financial liabilities measured at amortised cost	**6,106**	**5,415**
Current liabilities		
Mortgage debt	3	16
Other credit institutions	6,131	8,001
Trade payables	132	287
Payables to subsidiaries	7,604	6,441
Financial liabilities measured at amortised cost	**13,870**	**14,745**
Other payables (derivative financial instruments)	4	20
Held for trading	**4**	**20**

31 LIQUIDITY AND INTEREST RATE MANAGEMENT

(DKKm)	2006/07	2005/06
Interest-bearing debt		
Non-current mortgage and credit institutions debt	6,106	5,415
Current mortgage and credit institutions debt	6,134	8,017
Gross interest-bearing debt	**12,240**	**13,432**
Other interest-bearing receivables and debt	(4,143)	(1,719)
Cash and cash equivalents	(18)	(8)
Net interest-bearing debt	**8,079**	**11,705**
Maturity profile of committed credit facilities		
Within 1 year	51	4,195
Between 2 and 5 years	6,769	10,895
Over 5 years	4,912	122
Total	**11,732**	**15,212**
3-month money market rates (%)		
DKK	4.22	2.96
USD	5.36	5.13
EUR	4.02	2.85
SEK	3.60	2.28
JPY	0.67	0.11
GBP	5.73	4.67
Interest profile for interest rate swaps (%)		
Interest rate swap in DKK (nominal value of DKK 3,500 million and fixed interest rate at 3.92%)	4.08	2.82
Interest rate swap in USD (nominal value of USD 600 million and fixed interest rate at 4.47%)	5.35	5.02

In addition to committed credit facilities Danisco A/S has access to substantial uncommitted credit facilities. Some of Danisco A/S' committed credit facilities have provisions in respect of creditor approval in case of change of control.

The major part of Danisco A/S' funding – before management of interest rate risk – is obtained at 3-month money market rates with the addition of a margin reflecting Danisco A/S's solid credit rating. Interest rate risk is managed through interest rate swap agreements on which Danisco A/S pays a fixed rate and receives a floating rate. Financial risk management is stated in the Risk management section.

32 DERIVATIVE FINANCIAL INSTRUMENTS

	30 April 2007			30 April 2006		
(DKKm)	Nominal value	Term to maturity, months	Fair value	Nominal value	Term to maturity, months	Fair value
CASH FLOW HEDGES						
Interest rate swaps						
DKK	3,500	107	123	3,500	119	80
USD	3,286	98	122	3,571	110	254
Total	**6,786**	**102**	**245**	**7,071**	**114**	**334**
Forward exchange contracts						
DKK	(4)	2	-	370	4	-
USD	4	2	-	(382)	4	-
EUR	-	-	-	48	2	-
SEK	-	-	-	41	1	-
Other	-	-	-	(69)	3	-
Total	**-**	**2**	**-**	**8**	**4**	**9**
Futures						
Sale of sugar	-	-	-	-	4	3
Purchase of oil	-	-	-	-	6	12
Total	**-**	**-**	**-**	**-**	**6**	**15**
FAIR VALUE HEDGES						
Forward foreign exchange contracts						
DKK	(6,085)	1	-	(3,068)	1	-
USD	217	1	-	(73)	-	-
EUR	4,900	1	-	3,306	1	-
JPY	(205)	1	-	(247)	1	-
SEK	1,069	1	-	95	-	-
GBP	215	1	-	99	1	-
Other	(100)	1	-	(114)	1	-
Total	**11**	**1**	**12**	**(2)**	**1**	**(2)**
Futures						
Export licences and sales contracts	-	-	-	-	8	3
Total	**-**	**-**	**-**	**-**	**8**	**3**
Total derivative financial instruments	**-**	**-**	**257**	**-**	**-**	**359**

The market value of contracts concluded for hedging purposes and which continue to serve as hedging of future transactions is recognised directly in equity. Value adjustment of contracts that do not serve as hedging of future transactions is recognised in the income statement.

Danisco A/S concludes:

- Forward exchange contracts to hedge the exchange risk of future sales or purchases in foreign currencies.
- Interest rate swap contracts to hedge the risk of future increases in floating interest rates.
- Oil and electricity contracts to hedge the risk of future increases in oil and electricity prices.

All contracts have been entered in an active market.

Financial risk management is stated in the Risk management section.

33 TRANSACTIONS WITH RELATED PARTIES

Related parties include all subsidiaries and associates. The members of the Board of Directors and the Executive Board of Danisco A/S and the close family members of these persons are also considered as related parties.

(DKKm)	30 April 2007	30 April 2006
Transactions with subsidiaries		
Sale of goods	1,275	1,667
Purchase of goods	725	1,822
Purchase and sale of research and development services	4	(3)
Purchase and sale of distribution and sales services	2	(10)
Sale of administrative services	212	140
Other operating income	-	6
Financial income	531	392
Financial expenses	(283)	(183)
Purchase and sale of non-current assets	2	(2)
Trade receivables	491	491
Receivables from subsidiaries	11,553	7,865
Trade payables	208	308
Payables to subsidiaries	7,396	6,133

See note 39 for the Group for information on compensation of key management personnel.

Board of Directors



1. ANDERS KNUTSEN

Born 1947
MSc Economics
Chairman of the Board of Directors since 2002
Deputy Chairman 1999-2002
Joined the Board of Directors in 1997
Re-elected 2005, term expires 2007

- Chairman of the Boards of Aikan A/S, Copenhagen Business School and Sonaptic LTD
- Deputy Chairman of the Boards of Fritz Hansen A/S, Hersild & Heggov A/S and Topdanmark A/S
- Director of Augustinus Fabrikker A/S and Katholm Invest A/S

Contact details: Danisco A/S, Langebrogade 1, P.O. Box 17, 1001 Copenhagen K, Denmark

Competencies

- Board experience from other listed companies, e.g. Topdanmark A/S
- International experience from the business-to-consumer segment, production, sale, branding and service as CEO of Bang & Olufsen in 1991-2001 and now as Deputy Chairman of Fritz Hansen A/S
- Business political competencies as member of the Danish government's Globalisation Council

Shareholding

Holding of Danisco shares at 30 April 2007: 1,601
Sale of Danisco shares in 2006/07: 0
Purchase of Danisco shares in 2006/07: 0

2. JØRGEN TANDRUP

Born 1947
MSc Economics and Business Administration
Deputy Chairman of the Board of Directors since 2005
Joined the Board of Directors in 2002
Re-elected 2006, term expires 2008

- Chairman of the Boards of Dagrofa A/S, Scandinavian Holding A/S and Skandinavisk Tobakskompagni A/S
- Deputy Chairman of the Board of Tivoli A/S
- Director of Axcel II, Fritz Hansen A/S, Skodsborg Kurhotel & Spa A/S and Skodsborg Sundhedscenter A/S

Contact details: Skandinavisk Tobakskompagni A/S, Tobaksvejen 4, 2860 Søborg, Denmark

Competencies

- International experience from the business-to-consumer segment, production, sale and branding as CEO of Skandinavisk Tobakskompagni A/S in 1993-2006 and now as Chairman of the company
- Business political experience as member of the Executive Committee of the Confederation of Danish Industries

Shareholding

Holding of Danisco shares at 30 April 2007: 2,405
Sale of Danisco shares in 2006/07: 0
Purchase of Danisco shares in 2006/07: 0



3. HÅKAN BJÖRKLUND

Born 1956
PhD Neuroscience
Board member
Joined the Board of Directors in 2004
Re-elected 2006, term expires 2008

- CEO of Nycomed Holding A/S
- Director of Atos AB and Coloplast A/S

Contact details: Nycomed Group, Langebjergvej 1, 4000 Roskilde, Denmark

Competencies
- International experience from the pharmaceutical industry, e.g. as CEO of Nycomed Holding A/S
- Considerable experience of R&D, including biotechnology, in a global corporation

Shareholding
Holding of Danisco shares at 30 April 2007: 0
Sale of Danisco shares in 2006/07: 0
Purchase of Danisco shares in 2006/07: 0

4. KIRSTEN DREJER

Born 1956
PhD Pharmacology
Board member
Joined the Board of Directors in 2006
Term expires 2008

- CEO of Symphogen A/S
- Director of BioCentrum DTU and Bioneer A/S

Contact details: Symphogen A/S, Elektrovej, Building 375, 2800 Lyngby, Denmark

Competencies
- 20 years' experience from the pharmaceutical industry. Before Symphogen several scientist and managerial positions at Novo Nordisk, including three years as project manager, one year as Head of Diabetes Pharmacology, four years as Director of Diabetes Discovery and three years as Corporate Facilitator

Shareholding
Holding of Danisco shares at 30 April 2007: 0
Sale of Danisco shares in 2006/07: 0
Purchase of Danisco shares in 2006/07: 0

5. LIS GLIBSTRUP

Born 1948
MSc Chemical Engineering
Board member elected by the employees
Joined the Board of Directors in 2002
Re-elected 2006, term expires 2010

- Product Service Manager

Contact details: Danisco A/S, Edwin Rahrs Vej 38, 8220 Brabrand, Denmark

Shareholding
Holding of Danisco shares at 30 April 2007: 915
Sale of Danisco shares in 2006/07: 0
Purchase of Danisco shares in 2006/07: 300

6. PETER HØJLAND

Born 1950
BSc Economics and Business Administration
Board member
Joined the Board of Directors in 1998
Re-elected 2005, term expires 2007

- Managing Director of Transmedica Holding A/S
- Chairman of the Boards of Amrop-Hever A/S, Bikuben Fondene, Danish Centre for Management, Siemens A/S and Transmedica A/S
- Deputy Chairman of the Boards of BPT Arista A/S and Nordicom A/S
- Director of Danske Bank A/S, Knud Wexøe A/S and Rambøll Gruppen A/S

Contact details: Transmedica A/S, Vesterbrogade 6D, 6., 1620 Copenhagen V, Denmark

Competencies
- International experience from the business-to-business segment and heavy industry as former CEO of Superfos A/S in 1994-1999. Board experience with listed companies, e.g. Danske Bank A/S and Nordicom A/S

Shareholding
Holding of Danisco shares at 30 April 2007: 1,000
Sale of Danisco shares in 2006/07: 0
Purchase of Danisco shares in 2006/07: 0

7. FLEMMING KRISTENSEN

Born 1960
Board member elected by the employees
Joined the Board of Directors in 2005
Re-elected 2006, term expires 2010

- Senior Shop Steward

Contact details: Danisco Grindsted, Tårnvej 25, 7200 Grindsted, Denmark

Shareholding
Holding of Danisco shares at 30 April 2007: 2
Sale of Danisco shares in 2006/07: 0
Purchase of Danisco shares in 2006/07: 0



8. BENT WILLY LARSEN

Born 1944
Board member elected by the employees
Joined the Board of Directors in 2002
Re-elected 2006, term expires 2010

- Engineer

Contact details: Danisco Sugar Nakskov, Tietgensvej 1, P.O. Box 139, 4900 Nakskov, Denmark

Shareholding
Holding of Danisco shares at 30 April 2007: 115
Sale of Danisco shares in 2006/07: 0
Purchase of Danisco shares 2006/07: 0

9. MATTI VUORIA

Born 1951
Master of Law
Board member
Deputy Chairman 2002-2005
Joined the Board of Directors in 1999
Re-elected 2005, term expires 2007

- CEO of Varma Mutual Pension Insurance Company
- Chairman of the Board of Winwind Oy
- Director of Sampo Plc, Stora Enso Oyj and Wärtsilä Corporation

Contact details: Varma Mutual Pension Insurance Company, P.O. Box 1, 00098 Varma, Finland

Competencies
- Board experience, also from listed companies
- International experience from the business-to-business segment and heavy industry, organisational and public authority experience as former government official dealing with the EU, Russia and Eastern Europe

Shareholding
Holding of Danisco shares at 30 April 2007: 200
Sale of Danisco shares 2006/07: 0
Purchase of Danisco shares 2006/07: 0

Executive Board

1. TOM KNUTZEN

Born 1962
MSc Economics and Business Administration
CEO
Employed in Danisco since 1 February 2006

- Director of Nordea Bank AB (publ)

Contact details: Danisco A/S, Langebrogade 1,
P.O. Box 17, 1001 Copenhagen K, Denmark

Shareholding
Holding of Danisco shares at 30 April 2007: 4,000
Sale of Danisco shares in 2006/07: 0
Purchase of Danisco shares in 2006/07: 1,500

2. SØREN BJERRE-NIELSEN

Born 1952
MSc Economics and Business Administration,
state-authorised public accountant
CFO responsible for Finance and IT
Employed in Danisco in current position since 1995

- Chairman of Danmarks Nationalbank
- Deputy Chairman of the Board of VKR Holding A/S
- Director of Carlsberg A/S

Contact details: Danisco A/S, Langebrogade 1,
P.O. Box 17, 1001 Copenhagen K, Denmark

Shareholding
Holding of Danisco shares at 30 April 2007: 4,500
Sale of Danisco shares in 2006/07: 45,977
Purchase of Danisco shares in 2006/07: 45,977

3. MOGENS GRANBORG

Born 1947
MSc Chemical Engineering, PhD Industrial Research,
Graduate Diploma (Finance)
Executive Vice President responsible for Danisco Sugar A/S and Flavours
Employed in Danisco since 1988, in current position
since 1989

- Chairman of the Boards of DSB, Dyrup A/S and Monberg & Thorsen A/S

Contact details: Danisco A/S, Langebrogade 1,
P.O. Box 17, 1001 Copenhagen K, Denmark

Shareholding
Holding of Danisco shares at 30 April 2007: 1,498
Sale of Danisco shares in 2006/07: 45,977
Purchase of Danisco shares in 2006/07: 45,977

Executive Committee

1. TOM KNUTZEN

2. SØREN BJERRE-NIELSEN

3. MOGENS GRANBORG

4. OLE SØGAARD ANDERSEN

Born 1952
MSc Economics
Chief Sales & Application Officer responsible for Sales & Application Food Ingredients
Employed in Danisco since 2002

Contact details: Danisco A/S, Langebrogade 1, P.O. Box 17, 1001 Copenhagen K, Denmark

5. LEIF KJÆRGAARD

Born 1946
MSc Chemical Engineering, PhD
Chief Technology Officer
Employed in Danisco since 1979

Contact details: Danisco A/S, Langebrogade 1, P.O. Box 17, 1001 Copenhagen K, Denmark

6. STINA BJERG NIELSEN

Born 1966
MSc Chemical Engineering, Master of Food and Agricultural Biotechnology
Graduate Diploma (Business Administration)
Senior Vice President Corporate HR
Employed in Danisco since March 2007

Contact details: Danisco A/S, Langebrogade 1, P.O. Box 17, 1001 Copenhagen K, Denmark

7. TJERK DE RUITER

Born 1959
Master of International Management
CEO Genencor
Employed in Danisco since 1999

Contact details: Genencor International, Inc., 200 Meridian Centre Boulevard, Rochester, NY 14618, USA

8. FABIENNE SAADANE-OAKS (MEMBER AS OF 1 JULY 2007)

Born 1958
Master of Mechanical Engineering, MBA
President Cultures
Employed in Danisco since 2004

Contact details: Danisco France SARL, 20 rue Brunel, 75017 Paris, France

9. TORBEN SVEJGÅRD

Born 1955
MSc Economics
CEO Texturants & Sweeteners
Employed in Danisco since 1991

Contact details: Danisco A/S, Langebrogade 1, P.O. Box 17, 1001 Copenhagen K, Denmark



From left Leif Kjærgaard (5), Torben Svejgård (9), Ole Søgaard Andersen (4), Tjerk de Ruiter (7), Søren Bjerre-Nielsen (2), Stina Bjerg Nielsen (6), Mogens Granborg (3), Fabienne Saadane-Oaks (8), Tom Knutzen (1).

Definition of key figures and financial ratios

EBITDA margin %	=	$\frac{\text{EBITDA before special items} \times 100}{\text{Revenue}}$
EBIT margin %	=	$\frac{\text{EBIT before special items} \times 100}{\text{Revenue}}$
Return on net operating assets (RONOA) %	=	$\frac{\text{EBIT before special items and share-based payments} \times 100}{\text{Average net operating assets}}$
Return on invested capital (ROIC) %	=	$\frac{\text{EBIT before special items} \times 100}{\text{Average invested capital including goodwill, accumulated amortised goodwill added}}$
Return on equity (ROE) %	=	$\frac{\text{Profit for the year attributable to equity holders of the parent} \times 100}{\text{Average equity excluding minority interests}}$
NIBD/EBITDA ratio	=	$\frac{\text{Average NIBD}}{\text{EBITDA before special items and share-based payments}}$
Basic earnings per share (EPS)	=	$\frac{\text{Profit for the year attributable to equity holders of the parent}}{\text{Average number of shares}}$
Diluted earnings per share (DEPS)	=	$\frac{\text{Profit for the year attributable to equity holders of the parent}}{\text{Average number of shares, diluted}}$
DEPS before amortisation of goodwill	=	$\frac{\text{Profit for the year attributable to equity holders of the parent before amortisation of goodwill}}{\text{Average number of shares, diluted}}$
DEPS before amortisation of goodwill, special items and discontinued operations	=	$\frac{\text{Profit for the year attributable to equity holders of the parent, before amortisation of goodwill, special items and discontinued operations after tax}}{\text{Average number of shares, diluted}}$
Cash flow per share, diluted	=	$\frac{\text{Cash flow from operating activities}}{\text{Average number of shares, diluted}}$
Book value per share, diluted	=	$\frac{\text{Equity excluding minority interests}}{\text{Number of shares at year-end, diluted}}$
Share price/Book value, diluted	=	$\frac{\text{Share price}}{\text{Book value per share, diluted}}$
Price/earnings, basic	=	$\frac{\text{Share price}}{\text{EPS}}$
Price/earnings, diluted	=	$\frac{\text{Share price}}{\text{DEPS}}$
Pay-out ratio %	=	$\frac{\text{Dividend} \times 100}{\text{Profit for the year attributable to equity holders of the parent}}$
EBITDA	=	Operating profit before depreciation and amortisation
EBIT	=	Operating profit before special items (for analytical purposes)
Net operating assets (NOA)	=	Invested capital excluding goodwill
Invested capital	=	Working capital, intangible assets, property, plant and equipment and other provisions
NIBD	=	Net interest-bearing debt

The effect of Danisco's programmes for share options and warrants has been included in the diluted values.

Danisco's divisions

Genencor
Genencor is the second-largest enzymes producer in the world and is responsible for the entire development and production of enzymes at Danisco. The division is also responsible for global sales of enzymes for use in detergents, textiles, bioethanol, feed, chemical processes etc. However, sales of food enzymes are undertaken by the global sales organisation for food ingredients (SAFI). Generally, the costs and environmental impact of enzymes applications are lower than those of the chemical-based alternatives. The product area is mainly based on protein and fermentation technology. The division also produces betaine, which is used in, for instance, feed supplement. Betaine is extracted primarily from sugar beet.

Cultures
Cultures is the second-largest global producer of cultures and media. Moreover, the division has a leading market position within food safety products, for instance antioxidants and antimicrobial organisms for the global food industry. The division also sells enzymes for cheese production. Major customer segments include the cheese, dairy, meat and health markets. Sales are undertaken by the global sales organisation for food ingredients (SAFI). This business area is based on microbial metabolism and fermentation technologies.

Texturants & Sweeteners
The division has a leading market position and offers a wide and strong product range within texturants and natural sweeteners. The products are mainly sold to the food industry by the global sales organisation for food ingredients (SAFI).

- Leading global supplier of emulsifiers to the food industry. Emulsifiers facilitate the mixture of oil and water and are used in both traditional and low-fat food production. The division also comprises industrial products such as GRINDSTED® SOFT-N-SAFE for the plastics industry. The most important raw materials are vegetable oils and organic acids.
- Danisco is the second-largest producer of stabilisers worldwide and has production facilities all over the world. Stabilisers are widely used in food production with the fruit and dairy industries being the biggest customer segments. The most important raw materials are citrus fruits, legumes and seaweed.
- Leading global supplier of functional systems based mainly on emulsifiers and stabilisers. Food producers increasingly buy blends rather than single ingredients to optimise quality and production processes.
- Leading global producer of xylitol with production in Europe, North America and China. The product range also includes other sweeteners such as Litesse® and fructose based on natural sweeteners.

Flavours
Through organic growth and acquisitions, Danisco has established itself in the global flavour industry. Western Europe is the biggest single market. The major customer segments are beverages and dairy with fruit and vanilla being the biggest flavour categories. Sales are undertaken by the global sales organisation for food ingredients (SAFI). On 3 May 2007, Danisco signed an agreement on the divestment of Flavours to Swiss-based Firmenich.

Sugar
Danisco produces sugar in Denmark, Finland, Germany, Lithuania and Sweden with the majority of sales being in Northern Europe. Add to this the production of seed and feed products. The division is among the most efficient sugar producers in Europe – a goal, which is maintained after the announced restructuring following the EU sugar reform. Sales are mainly targeted at industrial customers. It has been decided to establish bioethanol production in conjunction with the sugar factory in Germany. Sales are mainly carried out by Sugar's own sales organisation.

www.danisco.com
At Danisco's website the entire product range is made available in one place, providing an overview of our products and applications, innovation, health & nutrition and food protection. The website also includes information about Danisco's financial performance, news and human resources.

Contact Danisco

Danisco A/S

Langebrogade 1
P.O. Box 17
1001 Copenhagen K
Denmark
Tel. +45 3266 2000
Fax +45 3266 2175
www.danisco.com
CVR no. 11350356

Staff functions

Investor Relations
www.danisco.com/investor
investor@danisco.com

Media Relations
www.danisco.com/media
info@danisco.com

Corporate Human Resources
www.danisco.com/jobs
corporatehr@danisco.com

Sustainability
www.danisco.com/sustainability
sustainability@danisco.com

Divisions

Texturants & Sweeteners
Danisco A/S
Langebrogade 1
P.O. Box 17
1001 Copenhagen K
Denmark
Tel. +45 3266 2000
www.danisco.com/texturants_sweeteners

Genencor
925 Page Mill Road
Palo Alto, CA 94304
USA
Tel. +1 650-846-7500
www.genencor.com

Cultures
Danisco France SARL
20 rue Brunel
75017 Paris
France
Tel. +33 1 5660 4700
www.danisco.com/cultures

Flavours*
Danisco Belgium S.A.
Rue Jean Lenoir, 9
1348 Louvain-La-Neuve
Belgium
Tel. +32 (0) 1045 3445
www.danisco.com/flavours

Sugar
Danisco A/S
Langebrogade 1
P.O. Box 17
1001 Copenhagen K
Denmark
Tel. +45 3266 2000
www.danisco.com/sugar

* On 3 May 2007 Danisco signed an agreement to divest Flavours to Firmenich, Switzerland.



Danisco A/S
Langebrogade 1
P.O. Box 17
DK-1001 Copenhagen K
Denmark
Tel.: +45 32 66 20 00
Fax +45 32 66 21 75
www.danisco.com
info@danisco.com

DANISCO

First you add knowledge...

Energy and balance at all levels



DANISCO

First you add knowledge...



SCOPE OF THE REPORT

This is the sixth consecutive year in which we report on our performance in the sustainability area.

Like last year, we have decided to produce a short printed report, covering our most significant work in the sustainability area, and an online report with more detailed information. The online report is available on ***www.danisco.com/sustainability***.

A new initiative this year is the combination of our annual sustainability report with our annual profile brochure – signalling that sustainability is part of everything we do.

The information included in the report is for the 2006 calendar year and covers all sites where the Danisco stake exceeds 50%.

ASSURANCE PROVIDERS

The assurance provider for this report is Det Norske Veritas (DNV). DNV assures our sustainability data and reporting systems and highlights opportunities for improvements. DNV has assured the following pages of the printed report: 6, 10-11, 15, 18-19, 22-23 and 30-31, as well as additional text for the online report. DNV's independent assurance statement is available on our website.

REPORTING GUIDELINES

This year we have, for the first time, employed the new Global Reporting Initiative G3 as our reporting guidelines. Both ourselves at Danisco and DNV confirm that the GRI "C+ application level" has been met.

GROUP KEY FIGURES

(DKK million)	2005/06	2006/07
Revenue	20,912	20,362
Operating profit before special items (EBIT)	2,159	2,239
Profit for the year	622	1,079
Equity	12,726	12,949
Interest-bearing debt, net	13,224	12,222
Invested capital	26,566	25,843
Market value	24,552	21,682
EBIT *margin (%)*	10.3	11.0
Earnings per share, adjusted (DKK)	11.52	21.71
Book value per share (DKK)	252	258
Market price per share (DKK)	502	443
Dividend per share (DKK)	6.75	7.50

Welcome to Danisco

– a company that embraces an extensive range of ingredients for industrially produced food, not to mention sustainable energy, detergents, textiles, plastics and many other consumer products across the world.

Producing food ingredients and sugar may sound relatively simple, but ingredients are not just additives used in the production of bread, ice cream, cheese or yoghurt. They represent worldwide research at the highest level – research that only recently discovered one of nature's basic principles, presenting new perspectives far beyond the food industry.

Danisco is a world-leading biotechnology company with a research staff of approximately 1,000 working in laboratories in China, Denmark, France, the USA and elsewhere and a research budget close to DKK 1 billion. In Denmark alone, the laboratory is so large that it resembles a small food university.

Our almost 9,700 employees are located in more than 40 countries. This gives us a keen overview of our global markets – essential knowledge when competing successfully for industrial customers and consumers who require exciting, new products in countries as diverse as Australia, Brazil, China and Germany. Because of it, we know how an ice cream is *supposed to taste and melt whether in* Sweden or in India and how toast should crumble in the UK and the USA.

With more than 100 million people regularly eating or using products containing our ingredients, our work covers a multitude of areas and involves a multi-faceted production chain. The responsibilities are huge. For this reason, we work hard to ensure the chain is balanced – whether in relation to energy consumption or the working conditions of our suppliers' employees.

A sustainable approach is part of everything we do. That is why we have taken the decision to combine this year's profile brochure with our annual sustainability report.

Best regards

Tom Knutzen
CEO





RAW MATERIALS:

Industry uses nature's own materials

Whenever you eat soft vanilla ice cream, you probably do not think about the effort that has gone into making it.

Ice cream is more than just sugar and whipped cream pepped up with a little vanilla before being put in the freezer. Hundreds of people and processes are behind the ice cream in the colourful wrapper you enjoy in the sun.

Danisco products are used in ice cream, jam, bread and many other food products. A large number of raw materials go into producing our stabilisers, gelling agents, emulsifiers and the other of our ingredients used in food across the world. Many are natural raw materials such as lemon, birch sap, maize, sugar beet, palm oil or seaweed.

We attach great importance to balancing our use of raw materials with natural resources. And we impose strict requirements on our suppliers – to the benefit of the environment, our employees and, last but not least, consumers.

A gelling agent used in jam, pectin is produced in Mexico, where there are huge citrus plantations. It is the citrus peel left over from juice production that contains the pectin we extract. To ensure more balanced production, much of the peel is returned to local farmers for use as a feed supplement. In other words, we use the peel for pectin and the farmers use it for feed. In this way, every citrus fruit serves three functions: juice, pectin and feed. We also buy bulk quantities of palm oil, using it, for instance, in margarine emulsifiers. Our large *oil factory in Malaysia is located at the heart* of the world's major palm oil producing region. As a member of the Round Table on Sustainable Palm Oil, we are part of ensuring a sustainable approach to palm oil production.

In Chile we also collaborate closely with our supplier of the seaweed used to produce another gelling agent, carrageenan. This collaboration secures responsible growing methods with all due consideration for the marine environment. Overall we have established a series of basic requirements for suppliers. These requirements are incorporated in all our supplier contracts.

SUPPLIER AUDITS*



North America
8%
South America
11%
Europe
36%
Pacific
2%
Africa
1%
Asia
42%

* Supplier audits conducted by region

GEOGRAPHICAL DISTRIBUTION*



Pacific
6%
North America
21%
South America
9%
Africa
6%
Asia
16%
Europe
42%

* Distribution of suppliers by region

SUPPLIERS

As a responsible company, we strive to ensure we use responsible suppliers with a sound business based on sustainable principles.

Where necessary, our aim is to guide suppliers towards a more sustainable concept by the use of dialogue. Our supplier guidelines represent a valuable tool for this purpose. They are widely used in our organisation and are under implementation in the USA and at recently acquired sites.

Audits are another good tool for promoting dialogue and influencing our suppliers' approach. As we are unable to audit all our many suppliers, we focus on those of greatest strategic importance and considerable size.

Supplier audits are the responsibility of our local production sites, the audits are followed up by a detailed report and a request to the supplier to provide an action plan.

A number of our suppliers are "shared", which means they supply raw materials to several Danisco sites and, in these cases we ensure that the audits are coordinated between divisions. Today the responsibility for coordination of shared supplier audits has been transferred from Global Purchasing to Corporate Sustainable Development.

For several years, a supplier audit group has worked to develop tools for obtaining uniform requirements on suppliers around the world. The tools are widely used but still under implementation in the USA and at newly acquired sites. Our first two supplier audit courses in 2004 and 2005 both focused on the training of internal auditors. Another internal supplier audit course is planned for 2007. The participants are those who typically conduct supplier audits, including purchasers and quality and product service staff.

We plan to introduce a risk assessment model to help us assess the risks related to certain suppliers focusing on geographical location and other issues. The model will enable us to assess which suppliers we should prioritise for auditing.

Danisco's suppliers outside Europe, North America and the Pacific account for around one third of all our suppliers. About 43% of the supplier audits carried out in 2006 were conducted in identified high-risk countries in relation to human rights such as India, China, Philippines, Indonesia, Mexico and Brazil.

RELATED ONLINE TOPICS

- Sustainable agriculture
- Sustainable palm oil





Local fishermen in Chile.

SEAWEED FROM CHILE

Sustainable technology has proven successful in securing resources of black and red seaweed, *the primary raw materials* used for the production of carrageenan at the Danisco plant in Chile. As a result, the technology has caused new local suppliers to emerge in the form of mussel farmers and fishermen who see sustainable seaweed production as an alternative source of income.

The first project to develop a method for commercial seaweed cultivation on long lines was initiated in 1997 in cooperation with some of Danisco's competitors and with the support of the Chilean Fishery Development Institute. In 2003, Danisco took the decision to take this newly developed technology to the next phase and initiate pilot-scale cultivation at sea. But problems with fouling revealed that the time required to clean the system significantly limited efficiency. For this reason, the method was never expanded to commercial scale.

At the same time, another technology appeared – repopulation – which involves inoculating stones with seaweed seeds and placing them on the seabed. The technology was developed in situ in collaboration with people that normally handle sea products, eliminating the need for investment in a hatchery phase and long line materials.

Beginning in June 2005, work with this technology produced the first positive results at the end of 2006. If all continues to go well, continuing supplies of the raw materials for carrageenan production should be assured.

SUPPLIER REQUIREMENTS

We cannot fulfill our goal of being a sustainable company without our suppliers' help and cooperation. Therefore, we strive to develop relationships with suppliers that share similar values and conduct business in an ethical manner.

All our existing raw material suppliers are approved, and documented specifications exist for all raw materials.

Our approved suppliers must comply with the International Labour Organisation's (ILO) Convention. Particular attention is paid to: Equal opportunities, freedom of association, abolition of forced labour, elimination of child labour, wages and work hours.

INNOVATION:

The environment and consumer well-being

Our hundreds of scientists care about more than just developing exciting, new consumer products. They also care about developing products that can help improve the balance of everyday life – whether by reducing CO_2 emissions or taking the fat out of ice cream.

At our major research centre in Silicon Valley, USA, we conduct research into basic biotechnology processes. Here, enzymes are developed for a wide range of leading consumer products, such as environmentally friendly bioethanol, a supplement for car fuel.

We work intensively on enzymes that can convert straw and twigs into second-generation bioethanol. This is the most sustainable type of ethanol as it is based on agricultural residues rather than grain and maize – a source of balanced energy. Danisco is the world's second-largest producer of enzymes.

Our Cultures Division also works hard on balancing your stomach. While yoghurt and cheese cultures have been used for thousands of years, today it is possible to work with them at molecular level and make them beneficial to the immune system. Most recently, various strains have been proven to have a pain-reducing effect when the human gastrointestinal system is exposed to strong medication or operations. Earlier this year, our cultures team made a world-class scientific breakthrough when they discovered one of nature's basic principles – how a live cell protects itself against a virus. This fundamental finding may have huge potential in sectors outside the food industry. The discovery was published in the internationally recognised Science magazine in March 2007.



BIOTECHNOLOGY FOR THE BIOBASED ECONOMY

There is an increasing need for sustainable solutions to today's industrial processes for producing chemicals and fuel. By enabling their production using renewable carbon from plant-derived sources, there could be environmental and economic gains for society at large. In this so-called biobased economy, greenhouse gas emissions and end-of-pipe pollution would be reduced and rural farm economies stimulated by the development of non-food uses of plants and crop residues.

We believe that the tools of modern biotechnology can lead to developing technologies crucial to realising this vision. Through this route, it will become possible to develop new applications using products that, for economic, safety or environmental reasons, were not available before.

Product performance can be improved and production efficiency increased, reducing energy and raw material consumption and waste in the process.

At Danisco, biotechnology is a key innovation tool in many of our sectors. Gene technology makes it possible to develop new strains of microorganisms that produce enzymes for various applications. Our scientists can also use gene technology to tailor enzymes for specific customer needs, providing benefits *in both production efficiency and in the final* product. To us, biotechnology is indispensable.

Policy-makers need to be aware of the potential to develop a biobased economy, using biotechnology as a core enabling technology. We strive to promote its development by explaining that environmental and economic gains can go hand in hand, when using bioprocesses to replace chemical synthesis in industrial production and in production of consumer products.



RELATED ONLINE TOPICS

- Animal and human studies
- REACH
- GRINDSTED®SOFT-N-SAFE
- Biodiversity

BIOETHANOL PRODUCTION

The transportation sector urgently needs an eco-friendlier alternative to petroleum and bioethanol is a key renewable alternative, which reduces greenhouse gas emissions. The development of renewable energy also offers the advantage of promoting energy supply security by way of its local production and reduced dependence on oil-exporting countries. Bioethanol is today politically promoted in Brazil and the USA. The EU also recently set binding targets for biofuels to account for 10% of the transport sector's fuel consumption by 2020.

Danisco is a world leader in the production of enzymes for fuel ethanol. Since 2000, we have been actively involved in developing technology for making biomass ethanol a reality. In December 2006 our Genencor Division announced a key strategic partnership with Mascoma of Cambridge, USA for a demonstration facility for the development and production of cellulosic ethanol, which will pave the way towards commercialising this technology.

Using conventional technology, bioethanol can also be produced from sugar juice. In December 2006 we decided to construct a bioethanol plant in connection with our sugar factory in Anklam, Germany. The investment is relatively modest as many operational synergies are possible with the sugar plant. An investment subsidy has also been obtained from the authorities due to Anklam's location in a disadvantaged area.

The EU sugar reform has had a serious negative impact on our Anklam sugar operation. Our investment in bioethanol will underpin the continued profitability and viability of the sugar plant.



Danisco is proud to have received the Jiangsu award.

INNOVATION RECOGNISED IN CHINA

We dedicate many resources to generating knowledge through research and development. These efforts were recently recognised in China where the Danisco China Innovation Centre received an award from the Jiangsu Government, Department of Science and Technology for its contribution to local industry and the community.

Commenting on the award, general manager of Danisco China, Dr. Yongjing Li said: 'Our innovation capability has greatly helped the growth of the Chinese food industry. We have the best talents on our team to carry out our innovation projects and serve our customers.'


VAPOR

PRODUCTION:

Production in balance with our surroundings

We have a global network of production facilities around the world. For us, that makes sense, both commercially and environmentally.

Considerable money and resources can be saved by manufacturing products close to the source of raw materials instead of transporting them around the world.

But such local production also places upon us a great responsibility in many countries, towards the *local community, employees and* the environment. We work hard to be a good citizen in harmony with the local communities where we operate.

One example of this can be found within our sugar division which, over the years, has optimised efficiency and processing at its factories, turning them all into state-of-the-art facilities. As a result, we are today one of Europe's most efficient sugar producers, not *only in terms of yield but also energy con-*sumption. Relations with the surrounding communities are strong.

Part of this optimisation process relates to our use of sugar beet. After the sugar has been extracted from the beet, the remainder is used for animal feed, but we have also developed a drying method for processing the fibres so part of them can be used for our Fibrex® dietary supplement.

Energy consumption is another area of focus. For some years, we have set targets for reducing our CO_2 emissions and have *often exceeded our targets for reducing* waste, energy consumption and pollution.

To ensure our targets are not forgotten in a desk drawer, our sustainability employees make regular factory audits to assess whether our requirements are being met.



NEW PRODUCTION SITE DESIGN

A state-of-the-art enzyme manufacturing facility has been built in Wuxi, China, to serve as the production, application and technical service hub for our Genencor Division in the Asia Pacific region. Replacing an existing facility in the same area, the new facility went into operation in April 2007.

Site and divisional environmental, health and safety (EHS) experts were actively involved in the design, construction and commissioning of the facility. As well as providing technical support and design recommendations to minimise EHS risks in the process and facility layout, the experts have facilitated regulatory review and permit approvals and are involved in planned future expansions Cross-functional teams have identified, prioritised and addressed EHS risks – risk identification taking place with the aid of 3D design models and other tools. In addition to local regulations and international standards, best practices were harvested from existing facilities. In some cases the use of new technology has improved performance further.

Occupational health and safety focus areas include improved control of hazardous energy, additional local and general exhaust ventilation to prevent airborne exposure and improve workplace comfort, and an enhanced ergonomic design for material handling.

To reduce environmental impact, a focus on velocity maintenance in pumping, condensate heat recovery, and variable frequency drives on large motors has enhanced energy efficiency. Special attention has also been placed on chemical containment and storm drain protection to eliminate chemical releases from spillages external to the facility.

The use of an internally designed bio-filter is particularly notable, using naturally occurring microorganisms on pine bark to eliminate odours from fermentation and media sterilisation. Sulphur odours have also been mitigated in the new wastewater treatment facility through scrubbing and salt recipitation.

To conserve water, the new facility has a clean-in-place installation, which recycles water for cleaning vessels, process equipment and piping several times before discharge. In this way, water consumption can be reduced by an estimated 300,000 litres per fermentation.

ENERGY IN DANISCO

There are several reasons for focusing on energy consumption. In addition to the environmental impact in the form of used resources and air emissions that contribute to global warming, there are financial concerns. Many initiatives have been taken over the years to reduce energy consumption. Further initiatives in lowering the consumption are an on-going challenge.

Among the current initiatives is the goal set by the Genencor Division to reduce energy consumption by 5% in 2007. The emulsifier business unit aims to reduce energy per production by 8% from 2005 to 2009.

Renewable energy sources, such as biogas and waste, account for 9.2% of our external and 2.6% of internal energy production.

ENERGY IN DANISCO SUGAR

The Sugar Division uses a significant proportion of the total energy consumed, even though sugar production generates around three times as much energy via photosynthesis as is used. Excluding the cost of sugar beets, energy constitutes over 50% of the Sugar Division's production costs.

Danisco Sugar has always maintained a strong focus on energy consumption, which has been cut by 40 per cent over the last 40 years. The sugar division continue to focus on energy and has established a focus group to identify approaches to reduce the energy consumption, in the short and long term. The group will also look at the energy sources used and consider the use of green energy.

Already in 2007 a 3% reduction in energy costs is expected as equipment is being moved from the three sugar factories closed due to the EU sugar reform to the remaining factories. Another opportunity is to increase the selling of surplus heat and this will be investigated through the coming years.

Looking to the longer term, energy optimisation is being investigated in connection with by-products and waste streams. Examples include increased biogas production from wastewater treatment and estimates regarding the use of beet pulp as an energy source.

RELATED ONLINE TOPICS

- Use of resources
- Waste
- Emissions
- Environmental expenses & investments
- *Environmental due diligence*
- Environmental incidents
- Corporate sustainability audits

FALLING CO_2 EMISSION AND ENERGY CONSUMPTION FOR DANISCO SUGAR, DENMARK


160
150
140
130
120
110
100
90
80
70
60
1960 1965 1970 1975 1980 1985 1990 1995 2000 2005

■ CO_2 emission per tonne sugar produced
□ Energy consumption per tonne sugar produced



EMPLOYEES:

Energy makes all the difference

To remain at the forefront and a world leader in our field, we need the best employees we can get – from the scientist with a PhD to the employees in production and service. We need optimum performance at all levels. State-of-the-art plants and laboratories cannot do the job alone.

But the best employees make demands. If they are to remain in their jobs and maintain a high level of motivation, employees expect decent treatment from their employer.

That is not a problem at Danisco. Treating our employees decently and ensuring a healthy and safe working environment are fundamental to our way of working. We recognise employees as our main resource – a prerequisite for the company's existence and survival in the face of global competition.

Employees must be heard and frequently told that we value their efforts from the moment we recruit them to the day they eventually leave us.

From the balance between working and family life to the supplementary training and health insurance that keep work spirits high, we have every aspect covered in our social policy. This has, for many years, also dealt with the right to organise, protection of human rights, equal opportunities and working hours.

To give employees the opportunity to influence their own working conditions, appraisal interviews are held each year.

Global employee satisfaction surveys conducted every two years investigate working conditions, job satisfaction and relationships with managers. The results provide our human resources team with an overview of where to target improvements, courses or management training.

In the event that rationalisation makes redundancies unavoidable, it is equally important to employees' job satisfaction that they know they will be treated decently. We pride ourselves on treating redundant employees in a fair way to ensure they leave the company with a good impression.

Former employees are important Danisco ambassadors.





CORPORATE SOCIAL POLICY

Our corporate policy on social responsibility covers the following areas:

- Protection of human rights
- Equal opportunities
- Freedom of association
- Abolition of forced labour
- Elimination of child labour
- Remuneration
- Working hours
- Development
- Layoffs
- Business ethics
- Suppliers

For example in the event of layoffs, we meet or exceed applicable laws and industry standards, providing advice and guidance to our employees and actively supporting them in trying to find new jobs. It is important to ensure that former employees leave Danisco with a good impression.

RESTRUCTURING FOLLOWING EU SUGAR REFORM

Our ability to respond effectively to change is a crucial factor in securing the continued efficiency and viability of our company.

This includes adjusting staff levels to actual requirements when necessary, always in accordance with our social policy.

The new EU sugar regime introduced in July 2006 will involve substantial changes to the price, export and operation conditions for all European sugar producers, and thus for Danisco. Shortly after the EU reform was adopted in early 2006, we were able to announce on 9 February the measures considered necessary to adjust our sugar activities to the new conditions. On that day, all the Sugar Division's employees were informed about the plans at meetings as well as through printed and electronic channels. The measures included closing Danisco's sugar factory at Köpingebro, Sweden, immediately and the plants in Assens, Denmark, and Salo, Finland, after the 2006 production season. In addition, it was decided to reorganise the Sugar Division's administrative and head office functions, also relocating the Arlöv-based functions to the Copenhagen site. Danisco also decided to sell part of the Finnish and Swedish sugar quotas and to buy extra quota for the factory at Anklam, Germany.

In an early phase, dialogue sessions were conducted with shop stewards to discuss the principles for the support measures to be provided for affected employees. Job offices were then established at the three plants and all employees were offered individual interviews, assistance in applying for and finding new jobs as well as access to further training. The overall focus of the support programme has been to help all affected employees move on in their working and private lives, gearing support measures to individual needs.

Overall, the restructuring process has directly affected around 400 employees. The vast majority have found new jobs inside Danisco or at other companies. We continue to assist those who are still seeking new opportunities.

SAFE BEHAVIOUR

Our ideal health & safety vision is zero injuries. On the way to that goal, we aim to reduce our lost time injury rate significantly within five years. To achieve this, all divisions and business units work *continuously to improve* performance.

We have set minimum requirements that ensure a basic level of safety at our sites. Once these are ensured, an occupational health & safety management system is implemented. Both the minimum requirements and management systems are assessed by corporate audits. Guidelines and forums are *available to support this work.*

In 2006, we started a pilot project on behaviour-based safety. This includes a training course for representatives from the selected pilot sites; the testing of a common IT tool for data collecting; and a behavioural safety survey of all employees at the pilot sites. The aim is to identify the dos and don'ts of implementing a safe behaviour programme before *global implementation* commences in 2007.

By 2009, all production sites should have begun implementing behavioural safety.

	2004	2005	2006
Lost time injury rate*	0.3	0.5	9.0
Absence rate**	1.2	0.9	0.7

* Number of lost time injuries with one or more *lost workdays per million working hours*

** Number of lost working hours per 1,000 working hours

RELATED ONLINE TOPICS

- Health & safety performance
- Code of conduct & ethical hotline
- Years of service & age distribution
- Women in the work force
- Annual appraisals & reviews
- Training of employees
- Management programmes
- Benefits



OBJECTIVES

- Our ultimate vision is zero injuries. By the end of 2012, we aim for a *lost time injury rate* of less than 2 per million working hours.
- Minimum 35% of our sites are to receive training in behavioural safety in 2007/08 and 2008/09.
- Three health & safety e-learning courses on slips, trips and falls, personal protective equipment and *fire safety are to be launched* in 2007/08.


'Danisco ingredients
are in every
second cheese.'

CUSTOMERS:

Understanding customers around the globe

The development of modern consumer products does not come out of the blue. It results from close collaboration with major industrial customers, whether they produce food or other consumer products.

As most of our products are for human consumption, food safety is a top priority for us at Danisco. We have a responsibility towards the consumers who eat food containing our products and make this a major consideration when developing products.

Our customers are invited to visit our worldwide Research & Development units, where they can work with our innovation staff to develop the foods they see a need for or that consumers demand. To provide our customers with inspiration, we develop many new product concepts. But most commercial innovations are developed in cooperation with major food producers – drawing on the customers' and our own knowledge of consumer food trends.

To stop a hot dog bun from falling apart when you cut into it or ensure bread does not leave too many crumbs in bakery machinery when sliced, we have developed the best enzyme for the job. To produce vanilla ice cream without fat, we have an emulsifier that ensures the final product has the delicious taste and feel of regular ice cream. Such an ice cream product itself represents the ultimate sustainability story – following today's dietary trends, containing sustainable vanilla and produced with all due consideration for the environment.

For us at Danisco, it is essential that we work in harmony with our surroundings. As sustainability attracts growing attention around the world, this attitude is greatly to our advantage. Today, when developing new foods or consumer products, we regularly find that our approach is the one both customers and consumers prefer.

FOOD SAFETY

Product safety and quality are key issues for us at Danisco. For this reason, we require all our manufacturing sites to implement HACCP (Hazard Analysis Critical Control Points) systems and GMP (Good Manufacturing Practice) systems.

HACCP systems identify the most critical steps of a process with respect to food safety and their appropriate management. GMP systems address issues such as record keeping, personnel qualifications, hygiene, cleanliness, equipment verification, process validation and *complaint handling*. *Information* on customer complaints enables us to identify weaknesses in our processes and initiate continuous improvements that enhance our ability to meet customer expectations.

All our products are identifiable through a unique material number and batch or lot number. These numbers are the key to data about the raw material batches used, all relevant process data, and the customers who have received the final product. Thanks to this full product traceability, we are in a position *to activate an efficient recall system*.

All production sites are required to conduct annual mock recalls to train our ability to contain a food safety problem fast and effectively in order to minimise potential negative consequences. In 2006 we carried out five product recalls related to food safety due to our own standards as a precaution.

Allergens are a serious food safety threat to many consumers all over the world. Several years ago, a decision was taken to implement a global allergen policy. By this, all production sites are *required to integrate allergen management* in their food safety management systems.

A strong emphasis on site security further supports our policy to produce safe products.

ISO 22000 FOOD SAFETY MANAGEMENT STANDARD

The ISO 22000 standard specifies requirements for a food safety management system in order to ensure that food products are safe at the time of consumption. It is aimed at all players *in the food chain from feed producers* through food manufacturers to retail and food service suppliers. Three months after the standard was launched in September 2005, Danisco became the first company to achieve ISO 22000 certification. The first site to be certified was the Danish sugar factory in Assens, followed by another Danish factory – Danisco Sugar Nakskov – in January 2007. The Sugar Division has now decided to achieve certification for all remaining sugar sites during 2007 and 2008. Other well-known food safety management standards are *already implemented* at most of our production sites. Since the launch of ISO 22000, there has been growing interest in replacing them with the international standard. Within our ingredients divisions, we have *decided to run a pilot project* on ISO 22000 implementation.

MANAGEMENT SYSTEMS

Our staff must work under safe conditions, our products must be safe, and we must control all aspects related to product quality and the *external environment*. *To ensure this*, we focus on implementing management systems at our production sites.

All sites should have implemented environmental and health & safety management systems by the end of 2005, *although individual* targets have been defined for sites acquired since 2000. HACCP management systems must also be implemented.

RELATED ONLINE TOPICS

- Traceability
- *Food allergens*
- Customer satisfaction measurements
- Danisco Partnerweb

Today 96% of sites have quality management systems in place. Three sites acquired in 2004 did not meet the implementation deadline in mid-2006. One of them will be closed in 2007. Of the sites owned prior to 2004, 88% have implemented environmental management systems, while 64% have implemented health & safety management systems. At the end of 2006, all sites owned prior to 2002 had implemented HACCP. Implementation of management systems is in progress at the remaining sites, and deadlines have been defined for sites acquired in 2004 and 2005.



IMPLEMENTATION OF MANAGEMENT SYSTEMS

Area	Objective	Measure	2002	2003	2004	2005	2006	Target
Food safety	Implementation of HACCP systems	% of sites with HACCP implemented	91	91	95	95	100	Sites owned prior to 2002 must implement before year-end 2002
			-	67	67	100	100	Sites acquired in 2002 must implement before year-end 2003
			-	-	46	46	85	Sites acquired in 2004 must implement before year-end 2005
			-	-	[illegible]	22	44	Sites acquired in 2005 must implement by mid-2008*
Quality	Implementation of ISO 9001 systems	% of sites with ISO 9001 implemented	81	85	89	98	100	Sites owned prior to 2002 must implement before year-end 2005
			-	33	67	100	100	Sites acquired in 2002 must implement before year-end 2006
			-	-	69	77	77	Sites acquired in 2004 must implement before year-end 2006
			-	-	[illegible]	90	100	Sites acquired in 2005 must implement by mid-2007
Occupational health & safety	Implementation of OHSAS 18001 systems	% of sites with OHSAS 18001 implemented	2	4	[illegible]	58	64	Sites owned prior to 2002 must implement before year-end 2005
			-	0	0	50	50	Sites acquired in 2002 must implement before year-end 2006
			-	-	0	0	8	Sites acquired in 2004 must implement by mid-2008
			-	-	[illegible]	11	11	Sites acquired in 2005 must implement by mid-2008*
Environment	Implementation of ISO 14001 systems	% of sites with ISO 14001 implemented	30	43	53	84	88	Sites owned prior to 2002 must implement before year-end 2005
			-	0	33	50	50	Sites acquired in 2002 must implement before year-end 2006
			-	-	0	0	8	Sites acquired in 2004 must implement by mid-2008
			-	-	[illegible]	22	22	Sites acquired in 2005 must implement by mid-2008*

*Goals will be defined for the site in Anyang, China

CONSUMERS:

At the forefront of balanced consumption

In today's world, there are many trends within food and other consumer products. Satisfying these trends requires balancing considerations for the environment and, as far as possible, consumer health. When it comes to food products, such considerations must also be *balanced with a good taste and convenient* consumption.

Enzymes for bioethanol and textiles represent an area where we hold a leading position in the world market. Among the best examples of an area beneficial to the environment at large, enzymes make it possible to wash textiles at energy-saving low temperatures, produce stonewashed jeans without the use of stones and manufacture CO_2-neutral bioethanol.

But the external environment is only half the equation. The other is the internal human environment. Here, while several trends dominate, the dominant view is that food should contribute to well-being and not obesity. The rapid growth of mood food is one example, a trend based on the *belief that food affects* people's mood and mental health. Present in fish oil, omega-3 fatty acids such as DHA are proven to have a beneficial effect.

Perhaps the most rapidly growing trend is in food for improved *digestive health, whether* food products or spring water with added fibre or yoghurt containing beneficial cultures.

By monitoring these and many other trends closely, we are at all times equipped to support the world's major food companies in meeting consumer demands.



HEALTH & NUTRITION INGREDIENTS

	Cardiovascular health	Digestive health	Immune health	Diabetes	Oral health	Weight management
Fructofin®						●
Xylitol		●		●	●	●
Litesse®		●		●	●	●
Lactitol		●		●	●	
BENEFAT®						●
Betaine	●					
Probiotics		●	●			
Fibrex®	●	●	●			●

Stabilisers, emulsifiers and flavours are essential ingredients in manufacturing palatable food and beverage products with enhanced nutritional profiles (low trans, low/reduced sugar, salt or fat, high fibre) and the right texture and flavours (enablers)

HEALTH & NUTRITION INGREDIENTS

Nutrition plays an important role in maintaining health and wellbeing and reducing the risk of chronic diseases. At Danisco we use our core technologies to tailor a range of ingredients that improve the nutritional profile of everyday food. In other words, we strive to bring health to the consumer's everyday life.

Today we are an important supplier of food solutions that target digestive, oral, immune and cardiovascular health, as well as ingredients beneficial in the fight against obesity and diabetes. All based on solid science. Our cross-organisational health & nutrition network is responsible for coordinating, communicating and identifying new ingredient opportunities to strengthen our position in this market segment. We also have a health & nutrition marketing forum, the main focus areas being to support, train and equip the sales force with value-adding sales tools. This enables them to capture business opportunities and meet customer requests more effectively.

In October, the health & nutrition network hosted a symposium at our headquarters in Copenhagen. The 150 participants included representatives from 50 customers and a line-up of world-renowned speakers. Important health & nutrition topics were addressed, including bioactive food components and their role in reducing the risk of chronic diseases, functional food developments in Asia, nutrigenomics and nutritional strategies for weight management, cardiovascular and digestive health. In holding the symposium, our intention was to provide an opportunity for informal discussions and networking, as well as to identify new areas for future development in the health & nutrition field.

Above is a list of some of the health & nutrition ingredients we offer our customers.



Local farmer in Malawi.

ORGANIC PRODUCTS

The market for organic food and beverage products has developed rapidly over the last few years, experiencing impressive growth rates. To obtain organic certification, growers may use no chemical pesticides or commercial fertilisers. In addition, organic foods must be minimally processed without artificial ingredients, preservatives or irradiation. A thorough certification process ensures companies meet the criteria.

We are expanding our product portfolio in this area to assist food producers in meeting consumer demands. At the moment our organic range includes locust bean gum, cultures for use in finished products like yoghurt and cheese, a number of sugar products, vanilla and almond flavours, as well as a number of stabiliser blends for use in, for example, organic dairy products and frozen desserts.

FAIRTRADE

Fairtrade is an alternative approach to conventional international trade that guarantees farmers a minimum price for their commodities. Independent of the world market, the price reflects the actual cost of producing the raw material, along with the everyday cost of food and clean water. A premium included in the price is invested in social or economic development projects in the local community. Fairtrade certification by an outside body ensures all these conditions are met.

Danisco is registered as a fair trader buying and selling high quality vanilla beans from India. We also buy and sell sugar from Fairtrade organisations in Malawi.



SOCIETY:

Responsibility towards society in a global competitive environment

A global company needs to act responsibly towards the local communities where it operates – ensuring a balanced approach all the way from the raw material to the consumer and beyond. But being responsible is not always an expense. It can result in exciting new products and reinforce the company's stance as an attractive collaboration partner. Better end products are the result, along with benefits for the environment, health and company image.

By taking social responsibility seriously, there is no doubt that a company can improve its competitive position. Our commitment to the area has ensured us listings in a series of indexes, for instance we were given a very high rating in the Dow Jones Sustainability Index for food companies. That sustainability is essential to our customers goes without question. Their huge interest in the area is reflected in the many questions they ask. We have also signed the UN Global Compact with its ten basic principles for sustainable behaviour.

Consumers also expect companies to be good citizens. They want to feel good about grabbing a product from the supermarket shelf, not weighed down by a guilty conscience about the environment, obesity problems or the people involved in production. Through our efforts, we are working to make all this possible. That helps to make us an attractive partner. Using Danisco products you can already contribute to a positive circle.

Consumers can drive a car without worrying about CO_2 emissions, eat low-fat ice cream, drink yoghurt that strengthens the immune system, eat bread with healthy fibres, wear jeans that have been stonewashed using enzymes, buy baby food with phthalate-free screw cap liners – all in the knowledge that production, employees and the surroundings have received the very best consideration.

BEST IN CLASS
environmental and
social performance
STOREBRAND SRI

Dow Jones
Sustainability Indexes
Member 2006/07

oekom research
AKTIENGESELLSCHAFT

FTSE4Good

THE UN GLOBAL COMPACT

Danisco is a signatory of the UN Global Compact. The world's largest corporate responsibility initiative, the compact invites companies to join UN agencies, labour leaders and civil society in supporting ten principles in the areas of human rights, labour, the environment and anti-corruption. Most of the principles have long provided the basis for our internal policies and procedures.

As a signatory, we are committed to reporting our progress in relation to the ten principles. Today we are included in the compact's Notable Communication on Progress page, which lists companies rated as having the best emerging practices in communicating progress.

DANISCO
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WE SUPPORT
THE GLOBAL COMPACT

INITIATIVES TO PROMOTE THE GLOBAL COMPACT

Our corporate audits, social policy, social policy scorecard and policy on safety, health, environment, quality and product safety incorporate extensive initiatives that back the Global Compact. We have highlighted a series of focus areas in our supplier guidelines, including child labour, forced labour, equal opportunities, freedom of asso-ciation and the environment. To support the fight against corruption and bribery, we have also established a new code of conduct.

CODE OF CONDUCT AND ETHICAL HOTLINE

In 2007/08 the code of conduct will be rolled out throughout the organisation, addressing issues such as political donations, bribes, facilitation payments, gift-giving, political contributions and charitable contributions.

To assist employees with enquiries, an ethical hotline is under development. This will also serve as a tool for reporting violations of the code or our other policies.

SUSTAINABILITY INDEXES

Sustainability indexes track the performance of companies according to corporate sustainability criteria in the social, environmental and financial areas and are used by private and *institutional investors to screen* possible investment opportunities. In recent years, our company has been listed in a number of *major* indexes, which we use to benchmark our work with sustainability against customers and competitors.

THE DOW JONES SUSTAINABILITY WORLD INDEX

The Dow Jones Sustainability World Index tracks the financial, social and environmental performance of leading sustainability-driven companies. The 300 companies listed in the index are *chosen from more* than 2,500 companies and represent the top 10% of sustainability-driven companies worldwide. The com-panies are divided into 60 industry groups. Danisco has been included in the food and beverage *group for five consecutive years.*

THE FTSE4GOOD INDEX SERIES

The FTSE4Good Index Series measures the performance of companies *that meet globally* recognised standards for corporate responsibility and facilitates investment in them. Danisco has been included in the FTSE4Good Index Series for the last five years.

STOREBRAND

The Storebrand symbol of excellence is awarded to companies *that have earned* Best in Class status for leading environmental and social performance. Danisco received Best in Class status in 2003 and has kept this status ever since.

OEKOM RESEARCH

Oekom Research has ranked Dansico number three in the food and beverage industry with regard to environmental and social performance. Oekom now recommends Danisco's tradeable shares to its clients as environmental and social-oriented investments.

THE DOW JONES INDEX 2006



Social
Environmental
Economic
0
50
100
Average score
Danisco's score
Best score

Danisco is listed on the Dow Jones Sustainability World Index together with six other companies *in the food and beverage group.* The graph shows our performance in relation to the average and best scores.

RELATED ONLINE TOPICS

- Local stakeholder engagement
- Contribution to local communities
- Complaints from neighbours
- Awards
- EU sugar regime



Danisco A/S
Langebrogade 1
P.O. Box 17
1001 Copenhagen K
Denmark
Tel: +45 3266 2000
Fax: +45 3266 2175
www.danisco.com
info@danisco.com

DANISCO
First you add knowledge...

DANISCO

First you add knowledge...

PhD Scholarship in dietary effects of cholesterol modifying enzymes

Aarhus, Denmark

Deadline: 3 September 2007

At the Faculty of Health Sciences and the Interdisciplinary Nanoscience Center is offered a PhD Scholarship within the area of esterification of cholesterol in the diet and its effect on intestinal absorption of cholesterol and plasma cholesterol levels. The PhD Scholarship is to be filled by 1st of October 2007 or as soon as possible thereafter.

The PhD Scholarship is a part of an interdisciplinary project between Aarhus University Hospital, the Faculty of Health Sciences, the Interdisciplinary Nanoscience Center (iNANO, www.inano.dk) and Danisco A/S.

If you are awarded a scholarship you are expected to participate in the PhD programme and attain a PhD degree. It is therefore a condition for employment that the applicant is approved for enrolment as a PhD student at the Faculty of Health Sciences, Aarhus University.

Your salary and further terms of employment are ruled by the agreement between the Danish Ministry of Finance and the Danish Confederation of Professional Associations (Akademikernes Centralorganisation, AC). As an employee at The University of Aarhus you are covered by the rules of employment found in the Government Circular of Job Structure at Institutions of Higher Education of 22 December 2004.

The project

New enzymes, developed for the food industry, may reduce the amount of free cholesterol in the diet. The collaborative project aims to understand the effect of adding cholesterol-modifying enzymes to the diet. Specifically, an enzyme which can convert cholesterol into cholesteryl ester will be tested. We want to investigate whether an increased level of cholesteryl ester in the diet will have an impact on the cholesterol absorption and the level of serum cholesterol.

Absorption will be studied using cultured cell lines (human intestinal Caco-2 cell line as well as cultured macrophages). Levels of serum cholesterol will be studied initially in animal models using mice and pigs and later on humans (healthy volunteers and patients with lipid disorders). Finally, the effect of dietary enzyme supplements on plasma lipid levels and lipoprotein levels will be assessed in animal as well as in human intervention studies.

For this position preferably a MD is required, or an equivalent degree (Master of Science in biochemistry, physiology or molecular biology) with a specialization in a relevant field.

Successful applicants will work in an exiting, enthusiastic and interdisciplinary research environment with the possibility to interact with people with backgrounds in medicine, molecular biology, natural science, and food science in a stimulating and supportive environment. See also www.inano.dk. The applicant will be enrolled at the Research School of Cardiovascular Medicine under the Faculty of Health Sciences. See also
http://www.health.au.dk/menu1964-da#nr.%206

Application procedure:

Application for the PhD Scholarship must be submitted on a special form that can

be found on the following homepage http://www.health.au.dk/menu1555-en

Please attach your CV, a motivation for your application, complete official transcripts from colleges or universities including the grades, and up to three letters of recommendation (max. 1 page/letter).

Applications must be sent to Forskeruddannelsen, Det Sundhedsvidenskabelige Fakultet, Aarhus Universitet, Vennelyst Boulevard 9, 8000 Århus C and must be received no later than 3rd of September 2007 at 12 noon. Applications received after this date will not be taken into consideration.

Please mark your application: 2007-218/2-27

Application for enrollment as a PhD student is an entirely different process. You can read more about application and enrollment on http://www.health.au.dk/menu1958-en

Further information please contact:

Bent Raungaard, MD, PhD,
Department of Internal Medicine and Cardiology,
Aarhus University Hospital, Tage-Hansens Gade, DK-8000 Aarhus C, Denmark,
E-mail: rau@dadlnet.dk,
Tel +45 8949 7248,

Director of Enzyme Development Charlotte Poulsen, Danisco A/S,
Edwin Rahrs Vej 38, DK-8220 Brabrand, Denmark,
E-mail: charlotte.poulsen@danisco.com,
Tel: +45 8943 5290.

Job code: UNI

....

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DANISCO

First you add knowledge...

Application Specialist Cheese (Dangé St Romain France)

Dangé St Romain, France

Deadline: 15 September 2007

As part of our dairy team you will be responsible for technical customer service primarily in Europe, and you will work mainly with starter cultures, coagulants and textural ingredients in all kinds of cheese applications including processed cheese and cream cheese.

The key activities in the job are:

- Handling customer projects including optimisation of dairy formulations and customer visits
- Being an active part in the account development plan for key customers.
- Troubleshooting
- Conducting training seminars for customers and colleagues
- Managing internal application projects

Based on your skills and seniority, development of new cheese dairy applications as well as coaching of junior colleagues within your field of expertise will be key elements in the job. The position includes 20-40 travelling days annually.You will report to the cheese application group manager.

Educational background:

- Your theoretical background is an MSc in dairy or food technology or similar.
- You are outgoing by nature, you have excellent oral and written communication skills, you feel comfortable making presentations, and you speak and write English at negotiating level.
- An innovative approach, team support skills, flexibility and drive are all important characteristics.
- You are a cheerful person, and you like to share your knowledge with colleagues and customers.
- It is an advantage if you have experience from the dairy industry itself or as supplier of ingredients/raw materials to the industry.

We expect that you have 5 to 10 years of experience in food application especially in cheese technology.

Professional background:

- We expect that you have an excellent understanding of the cheese technology and of the technical aspects of bacterial interactions in the cheese matrix as well as a practical expertise in a pilot and/or plant environment.
- Preferably, this expertise would have been applied in the field.
- Dynamism, team spirit and flexibility will be necessary.
- Good organization skills are required.
- High level of french speaking is required.

Contract type and location:

CDI / long term contract, starting September 2007. Cheese Application Group, Dangé Saint Romain, France (86)

How to apply

Please send your CV and cover letter by e-mail to Annie Mornet with copy to

Angélique Brimaud no later than 15th September , 2007. E-mail: annie.mornet@danisco.com and angelique.brimaud@danisco.com.

Job code: FR01

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http://www.danisco.com/cms/connect/corporate/job+and+career/jobs/vacant+jobs/fr01_app_spec_cheese_en.htm

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DANISCO

First you add knowledge...

Application tips

The competition for jobs at Danisco is high. Therefore, you need to make it as easy as possible for us to see why you should be selected for interview.

There are some easy things you can do to make your application stand out from the crowd and show us what makes you right for the job.

Your application is the first impression we get and should contain a covering letter and your CV and any supporting information relevant to your application.

Supporting information could be a journal you have had published or examples of art work in PDF format. We do not discriminate against you if you do not have supporting information! We are more interested in your cover letter and CV.

31.

DANISCO

First you add knowledge...

Key figures

All figures are in DKK.

Annually Quarterly

	2006/07	2005/06	2004/05	2003/04	2002/03
Group					
Revenue	20,362	20,912	17,835	16,397	16,551
Operating profit before special items (EBIT)*	2,239	2,159	2,086	2,108	2,354
EBIT margin*	11.0%	10.3%	11.7%	12.8%	14.2%
Ingredients					
Revenue	13,636	13,289	9,875	8,653	8,651
Growth	3%	35%	14%	0%	2%
Organic growth	5%	5%	2%	5%	3%
Operating profit before special items (EBIT)*	1,796	1,644	1,372	1,235	1,359
EBIT margin*	13.2%	12.4%	13.9%	14.3%	15.7%

Sugar					
Revenue	6,995	7,881	8,155	7,941	8,105
Growth	(11%)	(4%)	3%	(2%)	(3%)
Operating profit before special items (EBIT)*	581	898	1,035	1,107	1,169
EBIT margin*	8.3%	11.4%	12.7%	13.9%	14.4%

Balance sheet					
Equity attributable to equity holders of the parent	12,644	12,408	11,953	11,612	11,404
Net interest-bearing debt	12,222	13,224	13,847	8,291	9,439
Invested capital	25,843	26,566	27,369	19,405	19,443

The new accounting standard IFRS 2 concerning share-based payments has been implemented in the financial year 2004/05. Comparative figures for 2002/03 and 2003/04 have been restated accordingly.

*) For 2003/04 and prior years, when goodwill was amortised, the key figure is identical with EBITA

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32.

Danisco, 20.08.2007 16:54, DCO.CO

Last:	Change: Dkr +11,00	Volume: 193.860
Dkr 406,00	Percent Change: +2,78 %	Market cap: Dkr bn 19866.32

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